Form 10-K, Exhibit 13
period 1996-12-31
ALLEGHENY TELEDYNE INC
filed 1997-03-27
CIK 1018963

                                                                   EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements. Actual results could differ materially from those encompassed within such forward-looking statements as a result of various factors, certain of which are described below.

COMBINATION OF ALLEGHENY LUDLUM AND TELEDYNE

On August 15, 1996, Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") combined to form Allegheny Teledyne Incorporated ("Allegheny Teledyne"). Allegheny Ludlum shareholders received one share of Allegheny Teledyne common stock for each of their Allegheny Ludlum common shares. Teledyne stockholders received 1.925 shares of Allegheny Teledyne common stock for each of their Teledyne common shares. The combination was accounted for under the pooling of interests method of accounting. The following discussion reflects the combination as if the companies had been combined for all periods presented. Unless the context requires otherwise, the "Company" refers to Allegheny Teledyne and its subsidiaries.

   During the initial months following the formation of Allegheny Teledyne, several actions were taken to capitalize on the Company's financial strength:

   o $357 million of Teledyne's 10% subordinated notes were retired and refinanced at an annual interest expense savings of approximately $16 million at current rates.

   o A new $500 million revolving credit agreement was arranged with a group of fourteen major banks to provide funds to redeem high cost debt as well as to provide significant liquidity reserves for operations and for potential new investment opportunities.

   o Substantially all pension plans were merged into a single new plan with an initial surplus of approximately $690 million and pension assets equal to 142% of accumulated pension liabilities. This saved an estimated $40 million of pension contributions which would otherwise have had to be funded each year from the Company's operating cash flow.

   o The pension investment surplus was also used to reimburse retiree medical payments in 1996. On an annualized basis, this should amount to approximately $30 million.

   o Several components of the former separate insurance programs were combined providing greater coverage at lower premium costs which should save approximately $4 million on an annualized basis.

   Cash from operating activities was strong during 1996 despite lower operating results in the Company's flat-rolled stainless steel business. Capital spending totaled $88.6 million in 1996.

   With net debt at 29% of total capitalization, the Company is well-positioned financially to carry through on its strategic plans. The Company expects free cash flow to be consistently strong. This should provide sufficient financial resources for the Company to capitalize on new profitable growth opportunities while keeping its strong credit rating and low cost access to capital markets.

   The Company's debt structure has several important attributes. First, 33% of long-term debt has a maturity of 29 years with a fixed rate of 6.95%. Second, the revolving credit agreement has a five-year maturity, which gives significant stability to nearer term debt arrangements. Finally, low cost interest rate pricing alternatives currently give the Company an after-tax blended cost to borrow of approximately 3.1%. This low cost incremental liquidity is an important strategic advantage for the Company.

   The Company recorded a charge of $57.5 million ($42.9 million net of tax) in 1996 for financial advisory, legal, accounting, severance and other costs associated with the integration of the combined companies.

RESULTS OF OPERATIONS

The Company's sales from continuing businesses were $3.8 billion in 1996 and 1995, and $3.1 billion in 1994. Foreign sales represented approximately 17%, 15% and 17% of total sales in 1996, 1995 and 1994, respectively. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, represented approximately 18%, 19% and 23% of total sales in 1996, 1995 and 1994, respectively. Defense sales represented approximately 12%, 15% and 17% of total sales in 1996, 1995 and 1994, respectively.

   Sales and operating profit for the Company's four business segments are presented separately below and in Note 11 of the Notes to Consolidated Financial Statements.

SPECIALTY METALS
(In millions)                                1996           1995           1994
--------------------------------------- ----------------------------------------
Sales                                    $2,045.3       $2,203.6       $1,674.0
--------------------------------------------------------------------------------
Operating Profit                            278.9          301.1          106.8
--------------------------------------------------------------------------------

   Foreign sales represented approximately 10% of total segment sales for 1996 and 1995 and 11% in 1994.

1996 COMPARED TO 1995

Sales and operating profit for the specialty metals segment declined 7% in 1996 compared to 1995. Strong demand by commercial aerospace and industrial markets for highly specialized metals, such as nickel-based superalloys and titanium, and improved profitability of zirconium products were offset by weak selling prices for commodity flat-rolled stainless steel.

   Sales of Allegheny Ludlum and Rodney Metals, which consisted primarily of flat-rolled products, declined 14% in 1996. Lower shipments, primarily at Allegheny Ludlum, coupled with significant pricing pressure in commodity stainless steel products caused this sales decline. Tons shipped in 1996 were 535,000 compared to a record 589,000 in 1995.

   Operating profit declined 31% reflecting the impact of European and Asian pricing pressure and increased imports in the U.S. markets. Average selling prices of flat-rolled specialty materials declined to $2,547 per ton in 1996 from a high of $2,680 in 1995. In addition, raw material surcharges declined throughout 1996 and were virtually eliminated by year end. The raw material surcharge mechanism remains in place. Raw material costs decreased in 1996 but only partially offset lower selling prices of commodity products. Allegheny Ludlum's two unplanned equipment outages in the first quarter of 1996 also contributed to the decline in operating profit.

   Allegheny Ludlum has announced price increases of approximately 5% for its stainless steel sheet, strip and plate shipments effective March 3, 1997 and price increases of approximately 4% for all tool steel plates and bars cut from plate effective with shipments March 31, 1997. Allegheny Ludlum has also announced price increases of approximately 5% for its stainless steel sheet, strip and plate shipments effective May 5, 1997. The ability to effect and maintain these price increases will depend in part on market pricing pressures, including pricing by foreign producers.

   Sales and operating profit at Allvac increased substantially in 1996 primarily due to increased shipments and higher average sales prices in nickel-based and titanium-based alloys. The sales price increase reflected strong demand from commercial aerospace, biomedical and recreation markets, and was supplemented with continuing cost containment efforts.

   Operating results at Wah Chang also increased substantially in 1996 primarily due to increased sales, especially of titanium products, and cost reduction efforts begun in the fourth quarter of 1995. Titanium products benefited from significant sales increases primarily due to the improved commercial aerospace industry and the increasing use of titanium in recreational products. The profitability of zirconium products benefited from favorable sales mix shifts, lower raw material costs and price increases. Earnings from niobium products increased primarily due to lower processing costs and lower cost foreign-sourced raw materials.


1995 COMPARED TO 1994

Sales for the segment increased 32% and operating profit increased 182% in 1995 compared to 1994. Shipments of flat-rolled products improved to 589,000 tons in 1995 from 512,000 in 1994. The improvement in sales and operating results for stainless steel were complemented by increased demand for nickel-based superalloys, zirconium, and titanium for the commercial aerospace, power generation and industrial markets. The results for 1994 were adversely affected by a ten-week strike at Allegheny Ludlum called by the United Steelworkers of America (USWA) and by a charge of $13.0 million to resolve a U.S. Government export investigation matter involving Teledyne Wah Chang.

   Sales and operating profit for Allegheny Ludlum and Rodney Metals, which consisted primarily of flat-rolled products, increased 36% and 139%, respectively, in 1995. The average price per ton of flat-rolled specialty metals shipped by these two companies increased to $2,680 for 1995 from $2,290 for 1994. Flat-rolled products benefited from very strong market demand, improved prices, raw material related selling price surcharges, higher volume and improved product mix.

   Operating profit at Allvac increased significantly in 1995 primarily due to increased sales and improved operating margins in nickel-based and titanium-based alloys which were partially offset by increased raw material costs and higher research and development costs.

   Operating profit at Wah Chang increased in 1995 primarily due to increased sales and lower environmental and legal costs which were partially offset by decreased productivity related to protracted labor negotiations.

AEROSPACE AND ELECTRONICS

(In millions)                                    1996          1995          1994
------------------------------------------------------------------------------------
Sales                                          $987.8         $914.4         $863.7
Operating Profit Before
   Government Settlements                        99.9           88.2           78.3
Government Settlements                             --             --          (85.0)
------------------------------------------------------------------------------------
Operating Profit (Loss)                          99.9           88.2           (6.7)
------------------------------------------------------------------------------------

   The segment's U.S. Government sales represented 59%, 57% and 56% of total segment sales in 1996, 1995 and 1994, respectively. Foreign sales, which consisted primarily of exports, accounted for 20%, 22% and 24% of total segment sales in 1996, 1995 and 1994, respectively.

1996 COMPARED TO 1995

Sales for the aerospace and electronics segment increased 8% and operating profit increased 13% in 1996 compared to 1995. Sales increased in development work on the Global Hawk High Altitude Endurance Unmanned Aerial Surveillance/Reconnaissance Vehicle and in electronic devices, electromechanical relays and avionics for commercial customers. The initial test flights for the Global Hawk aircraft are scheduled for the second half of 1997.

   Sales also improved in engineering services related to the environmental cleanup of chemical munitions and engines for the general aviation market.

   These sales improvements were partially offset by the scheduled wind-down of the current phase of the U.S. Apache helicopter program and by the completion of contracts to supply electronic countermeasure equipment for the international market and fabricated products to the U.S. Government. In 1997, work will commence on foreign orders for Apache helicopter airframes with significant sales related to those contracts expected to occur beyond 1997.

   Operating profit for the segment benefited from the increase in sales and improved profitability on a contract to supply mid-range unmanned aerial vehicles.

1995 COMPARED TO 1994

Sales for the segment increased 6% and operating profit before government settlements increased 13% in 1995 compared to 1994. Principal areas of improvement were in development work on the Global Hawk unmanned aerial vehicle, electromechanical relays for commercial customers, airframe structures and fabricated products for the U.S. Government, marine seismic cables for the oil exploration industry, and avionics for the commercial aviation industry. Decreased sales of and margins on piston engine rebuilds for the general aviation market and lower shipments of aerial targets and certain other military unmanned aerial vehicles partially offset the 1995 increases.
Operating results for the segment for 1994 were adversely affected by Teledyne's settlements of certain U.S. Government contracting issues for $85.0 million.

INDUSTRIAL
(In millions)                          1996           1995           1994
---------------------------------------------------------------------------
Sales                                $447.1         $378.5         $292.3
---------------------------------------------------------------------------
Operating Profit                       44.0           33.5           21.1
---------------------------------------------------------------------------

   Foreign sales accounted for 42%, 30% and 24% of total segment sales in 1996, 1995 and 1994, respectively.

1996 COMPARED TO 1995

Sales for the industrial segment increased 18% and operating profit increased 31% in 1996 compared to 1995. Improvements were primarily the result of the acquisition of the European-based Stellram Group, a manufacturer of high precision milling, boring and drilling systems, in December 1995. Increased sales of nitrogen cylinder systems for the metal stamping industry, improved operating efficiencies in the pressure relief valve business and cost reductions in the material handling business also contributed to the growth in the segment's operating profit.

1995 COMPARED TO 1994

Sales for the segment increased 29% and operating profit increased 59% in 1995 compared to 1994. Sales improved primarily in tungsten-based products for the cutting tool market and metal stamping dies and plastic compression molds for the automotive industry, and as a result of the January 1995 acquisition of Kooi B.V., a European manufacturer of material handlers.

   Operating profit for the segment in 1995 increased due to strong sales and as a result of a gain on the sale of an industrial valve product line. The improvement in operating profit was partially offset by costs associated with the integration and rationalization of Kooi product lines, plant rationalization expenses and decreased margins on certain machine tools as a result of a labor dispute.

CONSUMER

(In millions)                              1996           1995           1994
------------------------------------------------------------------------------
Sales                                   $287.9         $267.9         $255.5
------------------------------------------------------------------------------
Operating Profit                          18.5           12.7           15.7
------------------------------------------------------------------------------

   Foreign sales accounted for 19% of total segment sales in 1996 and 16% of total segment sales in 1995 and 1994.

1996 COMPARED TO 1995

Sales for the consumer segment increased 7% and operating profit increased 46% in 1996 compared to 1995. Sales improved primarily due to two acquisitions:
Jandy Industries, a major United States producer of water flow control valves and electronic control systems for the swimming pool industry, and Envases Comerciales, S.A., a Costa Rican manufacturer of specialty packaging for pharmaceutical and food companies. Residential and commercial heating systems and home water treatment products also contributed to the improvement in sales.

   Operating profit for the segment increased as a result of the acquisitions and reduced product introduction expenses in 1996, which were partially offset by costs associated with discontinuing products and restructuring manufacturing facilities and by a settlement of patent litigation.

1995 COMPARED TO 1994

Sales for the segment increased 5% while operating profit declined 19% in 1995 compared to 1994. The increase in sales was primarily attributable to increased demand for commercial and residential heating systems and the introduction of three new products: Teledyne Water Pik's SenSonic(TM) Plaque Removal Instrument and its WaterFresh(R) pour-thru water filter device, and Teledyne Laars' MAXX-PURE(TM) ozone sanitizing system for swimming pools. Sales for pool heaters decreased as a result of poor weather conditions and a slowdown in spending on consumer durables.

   Operating profit for the segment declined as a result of advertising and start-up costs for the three new products and the sales decline for pool heaters.

CORPORATE EXPENSES

Corporate expenses declined to $42.1 million in 1996 from $47.7 million in 1995, excluding a one-time gain discussed below, and $51.3 million in 1994. The decline in 1996 resulted from a reduction in legal and compliance expenses.

   In 1995, the New Piper Aircraft, Inc. emerged from bankruptcy with the Company having exchanged its major creditor position for 24.2% equity ownership and an option to purchase an additional 24.2%. As a result, the Company recognized a gain of $5.9 million in 1995.

   Corporate expenses for 1994 included a loss on a limited partnership investment and costs associated with relocating offices. These expenses are included in other income on the income statement.

OPERATIONS SOLD OR HELD FOR SALE

Income from operations sold or held for sale in 1996 included pretax gains of $41.0 million on the sale of the Company's defense vehicle business and $20.3 million on the sale of surplus California real estate.

   For 1995, income from operations sold or held for sale included a pretax gain of $50.7 million on the sale of the Company's defense electronics systems business.

      These amounts are included in other income on the income statement.

   In 1994, loss from operations sold or held for sale included a $38.8 million charge related to Teledyne's settlement of certain U.S. Government contracting matters and is included in selling and administrative expenses.

INCOME TAXES

The Company's effective income tax rate increased in 1996 to 41.1% from 37.2% in 1995 primarily as a result of non-deductible business combination costs. In 1994, the Company's effective income tax rate was unusually high primarily as a result of government settlement expenses, part of which were not deductible for tax purposes.

   The Company has determined, based on its history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at December 31, 1996 will be realized.

FINANCIAL CONDITION AND LIQUIDITY

In 1996, cash generated from operations of $226.8 million, proceeds from the sales of businesses of $124.8 million and cash on hand of $112.6 million were used to reduce debt by $146.0 million, pay dividends on common and preferred stock totaling $106.1 million, and invest $105.6 million in capital equipment and business expansion. In addition, prior to the business combination, $41.4 million was used to redeem the outstanding Teledyne Series E Cumulative Preferred Stock and $23.7 million was used to repurchase common stock. These cash transactions plus cash on hand at the beginning of the year resulted in a cash position of $62.5 million at December 31, 1996. Allegheny Ludlum and Teledyne terminated their respective stock repurchase programs on or before April 1, 1996.

   Working capital decreased to $614.0 million at December 31, 1996 compared to $679.8 million at the end of 1995. The current ratio declined to 2.0 in 1996 from 2.2 in 1995, largely due to the use of cash for the prepayment of debt and the redemption of preferred stock.

   In 1996, the domestic credit facilities of Allegheny Ludlum and Teledyne were replaced with a new five-year credit agreement for Allegheny Teledyne which provides for borrowings of up to $500 million on a revolving credit basis. Interest is payable at prime or other alternative interest rate bases, at the Company's option. Also in 1996, Allegheny Teledyne guaranteed the payment of the outstanding Teledyne 7% subordinated debentures, due in 1999, and the outstanding Allegheny Ludlum 6.95% debentures, due in 2025.

   In the 1996 fourth quarter the Company redeemed the Teledyne 10% subordinated debentures, due in 2004, utilizing $250 million from the new credit facility discussed above and $107 million from cash on hand. As a result, an extraordinary pretax loss of $22.3 million was recognized to write-off the related unamortized original issue discount.

   As a result of retiring debt and preferred stock in 1996, the Company's debt to capitalization ratio declined to 34% in 1996 from 42% in 1995. The Company's net debt to total capitalization ratio declined to 29% in 1996 from 34% in 1995.

   Total capital expenditures for 1997 are expected to approximate $130 million with the largest item being $12 million of the total cost of approximately $40 million for a Sendzimir Mill which is expected to go on stream at Allegheny Ludlum's Vandergrift, PA plant in late 1999.

   In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with overfunded defined benefit pension plans of Teledyne. The resulting pension plan is fully funded with assets significantly in excess of the projected benefit obligations. As a result, for the indefinite future, the Company does not anticipate that it will have to contribute to its defined benefit pension plan. Under current Internal Revenue Code regulations, certain amounts paid for retiree medical expenses may be reimbursed annually from the excess pension plan assets. In 1996, the Company recovered the pretax amount of $30.5 million under these regulations. While not affecting reported operating profit, cash flow increased by the after-tax effect of the recovered amount.

   The Company believes that internally generated funds, current cash on hand and borrowings from existing credit lines will be adequate to meet foreseeable needs.

   In March 1997, the Company's Board of Directors authorized a stock repurchase program to acquire up to 12 million shares of common stock in the open market from time to time using internally generated funds.

OTHER MATTERS

COSTS AND PRICING

Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs have been volatile. The Company primarily uses the last-in, first-out method of inventory accounting which reflects current costs in the cost of products sold. The Company considers these costs, the increasing costs of equipment and other costs in establishing its sales pricing policies and has instituted raw material surcharges on certain of its products to the extent permitted by competitive factors in the marketplace. The Company continues to emphasize cost containment in all aspects of its business.

HEDGING

The Company uses derivative financial instruments from time-to-time to hedge ordinary business risks regarding foreign currencies on product sales and to partially hedge against volatile raw material cost fluctuations in the specialty metals segment. The Company believes that adequate controls are in place to monitor these activities which are not financially material.

ENVIRONMENTAL

The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws. The Company's reserves for environmental investigations and remediation totaled approximately $44 million at December 31, 1996. Based on currently available information, management does not believe future environmental costs at sites with which the Company has been identified in excess of those accrued are likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

   With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 60 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 50 of these sites, and the potential loss exposure with respect to any individual site is not considered to be material.

   In 1996, AICPA Statement of Position 96-1, Environmental Remediation Liabilities, was issued which establishes accounting standards for recognition of environmental costs. This statement, which is effective in 1997, is not expected to have a material effect on the consolidated financial statements.

   For additional discussion of environmental matters, see Notes 1 and 13 of the Notes to Consolidated Financial Statements.

GOVERNMENT CONTRACTS

A number of the Company's subsidiaries perform work on contracts with the U.S. Government. Many of these contracts include price redetermination clauses, and most are terminable at the convenience of the government. Certain of these contracts are fixed-price or fixed-price incentive development contracts which involve a risk that costs may exceed those expected when the contracts were negotiated. Absent modification of these contracts, any costs incurred in excess of the fixed or ceiling prices must be borne by the Company. In addition, virtually all defense programs are subject to curtailment or cancellation due to the year-to-year nature of the government appropriations and allocations process. A material reduction in U.S. Government appropriations may have an adverse effect on the Company's business, depending upon the specific programs affected by any such reduction. Since certain contracts extend over a long period of time, all revisions in cost and funding estimates during the progress of work have the effect of adjusting the current period earnings on a cumulative catch-up basis. When the current contract estimate indicates a loss, provision is made for the total anticipated loss. The Company obtains many U.S. Government contracts through the process of competitive bidding. There can be no assurance that the Company will continue to be successful in having its bids accepted.

   Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. The False Claims Act permits a person to assert the rights of the U.S. Government by initiating a suit under seal against a contractor if such person purports to have information that the contractor falsely submitted a claim to the U.S. Government for payment. If it chooses, the U.S. Government may intervene and assume control of the case.

   Although government contracting claims may be resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. Given the extent of the Company's business with the U.S. Government, a suspension or debarment of the Company could have a material adverse effect on the future operating results and consolidated financial condition of the Company. However, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

   For additional discussion of government contract matters, see Note 13 of the Notes to Consolidated Financial Statements.

FORWARD LOOKING AND OTHER STATEMENTS

This annual report contains various "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which represent the Company's expectations or beliefs concerning various future events, include the following: statements concerning anticipated effects of the combination of the businesses of Allegheny Ludlum and Teledyne on future earnings, cost savings and operations of the Company; announced price increases for stainless steel sheet, strip and plate and tool steel; net cash flow; aviation industry trends; certain expected capital expenditures; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; and future environmental costs. These statements are based on current expectations that involve a number or risks and uncertainties, including those described under the captions "Other Matters - Environmental" and "Other Matters - Government Contracts." Other important factors that could cause actual results to differ from those in such forward-looking statements include the following:

   Demand for Specialty Metals. Demand for products of the Company's specialty metals businesses is cyclical because the industries in which customers in such businesses operate are cyclical and are subject to changes in general economic conditions. As a result, the Company's operating results could be subject to significant fluctuation.

   Raw Materials for Specialty Metals. Certain of the principal raw materials used to produce specialty metals can be acquired only from foreign sources, some of which are located in countries that may be subject to unstable political and economic conditions which might disrupt supplies or affect the prices of these materials. Purchase prices of certain critical raw materials are volatile. As a result, the Company's operating results could be subject to significant fluctuation.

   Export Sales. Among the risks associated with export sales are export controls, changes in legal and regulatory requirements, policy changes affecting the markets for the Company's products, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, accounts receivable collection and the seasonality of foreign sales. Any of these factors could have an adverse effect on the Company's results of operations.

   Uncertainties relating to Realization of Synergies. There can be no assurance that the Company will be able to realize, or do so within any particular time frame, the cost reductions, cash-flow increases or other synergies expected to result from the combination or generate additional revenue to offset any unanticipated inability to realize such expected synergies. Realization of the anticipated benefits of the combination could take longer than expected and implementation difficulties and market factors could alter the anticipated benefits.

   Additional risk factors are described from time to time in the Company's filings with the Securities and Exchange Commission.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
For the Years Ended                                                   1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
SALES                                                            $ 3,815.6      $ 4,048.1      $ 3,457.3
---------------------------------------------------------------------------------------------------------------------------

Costs and expenses:

   Cost of sales                                                   2,901.7        3,158.9        2,766.8
   Selling and administrative expenses                               515.5          479.0          622.1
   Merger and restructuring costs                                     57.5            6.4             --
   Interest expense, net                                              34.7           37.6           44.0
---------------------------------------------------------------------------------------------------------------------------
                                                                   3,509.4        3,681.9        3,432.9
---------------------------------------------------------------------------------------------------------------------------
Earnings before Other Income                                         306.2          366.2           24.4
Other Income                                                          78.5           74.7            4.8
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                    384.7          440.9           29.2
PROVISION FOR INCOME TAXES                                           158.2          164.1           19.4
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                     226.5          276.8            9.8
EXTRAORDINARY LOSS ON REDEMPTION
   OF DEBT, NET OF INCOME TAX BENEFIT                                (13.5)          (2.9)            --
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                           213.0          273.9            9.8
Dividends on Preferred Stock                                           2.0            1.6             --
---------------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS                      $   211.0      $   272.3      $     9.8
---------------------------------------------------------------------------------------------------------------------------
Per Common Share:

   Income before Extraordinary Loss                              $    1.28      $    1.56      $    0.06
   Extraordinary Loss                                                (0.08)         (0.02)            --
---------------------------------------------------------------------------------------------------------------------------
   NET INCOME                                                    $    1.20      $    1.54      $    0.06
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions except share and per share amounts)

---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,   DECEMBER 31,
                                                                                     1996           1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                                       $    62.5      $   112.6
Accounts receivables                                                                525.3          554.5
Inventories                                                                         518.4          465.9
Deferred income taxes                                                                70.1           75.7
Prepaid expenses and other current assets                                            23.5           27.2
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                        1,199.8        1,235.9
Property, plant and equipment                                                       731.4          755.9
Prepaid pension cost                                                                352.5          314.9
Cost in excess of net assets acquired                                               177.1          161.0
Other assets                                                                        145.6          161.2
---------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                              $ 2,606.4      $ 2,628.9
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                                $   241.7      $   223.9
Accrued liabilities                                                                 344.1          332.2
---------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                     585.8          556.1
Long-term debt                                                                      443.4          561.1
Accrued postretirement benefits                                                     567.5          563.9
Other                                                                               138.2          128.9
---------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                           1,734.9        1,810.0
---------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock (redeemed in 1996)                                          --           33.1
---------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:

   Preferred stock, par value $0.10: authorized - 50,000,000 shares;
      issued - none                                                                    --             --
   Common stock, par value $0.10: authorized - 600,000,000 shares; issued and
      outstanding - 174,389,377 shares in 1996 and 174,486,110 shares in 1995        17.4           17.4
   Additional paid-in capital                                                       246.6          255.8
   Retained earnings                                                                596.7          498.1
   Other                                                                             10.8           14.5
---------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                    871.5          785.8
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 2,606.4      $ 2,628.9
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
For the Years Ended                                                   1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

   Net income                                                    $   213.0      $   273.9      $     9.8
   Adjustments to reconcile net income to
   net cash provided by (used in) operating activities:
      Depreciation and amortization                                  105.3          110.9          108.4
      Gains on sales of businesses                                   (64.5)         (51.1)            --
      Deferred income taxes                                           18.6           42.4           44.0
      Extraordinary loss on redemption of debt                        13.5            2.9             --
   Change in operating assets and liabilities:
      Inventories                                                    (67.1)         (12.9)          (4.4)
      Prepaid pension costs                                          (41.8)         (83.6)         (75.4)
      Accounts payable                                                21.3          (46.3)          68.4
      Accrued income taxes                                            17.9           12.5           (5.6)
      Accrued liabilities                                            (13.8)         (30.8)         (47.4)
      Accounts receivables                                            13.0           (7.5)        (112.4)
      Long-term postretirement liability                              11.6           (0.6)           1.3
   Other                                                              (0.2)           3.3          (14.2)
---------------------------------------------------------------------------------------------------------------------------
         CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES             226.8          213.1          (27.5)
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
   Proceeds from the sales of businesses                             124.8           69.0            7.2
   Purchases of property, plant and equipment                        (88.6)         (93.8)        (117.2)
   Purchases of businesses                                           (17.0)         (43.2)         (25.0)
   Disposals of property, plant and equipment                         16.0           14.8           11.2
   Sales of short-term investments                                      --             --           50.5
   Other                                                              (9.3)         (15.1)          (6.6)
---------------------------------------------------------------------------------------------------------------------------
         CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES              25.9          (68.3)         (79.9)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Payments on long-term debt and capital leases                    (436.5)        (114.9)         (67.9)
   Increase in long-term debt                                        290.5          167.3           56.7
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in long-term debt                     (146.0)          52.4          (11.2)
   Dividends paid - common and preferred stock                      (106.1)         (57.1)         (34.0)
   Redemption of preferred stock                                     (41.4)            --             --
   Purchases of common stock                                         (23.7)         (75.6)         (10.9)
   Exercises of stock options                                         13.9            6.4            0.4
   Other                                                               0.5            0.8            0.9
---------------------------------------------------------------------------------------------------------------------------
         CASH USED IN FINANCING ACTIVITIES                          (302.8)         (73.1)         (54.8)
---------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (50.1)          71.7         (162.2)
Cash and cash equivalents at beginning of year                       112.6           40.9          203.1
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $    62.5      $   112.6      $    40.9
---------------------------------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:

   Preferred stock dividends on common stock                     $     8.3      $    33.1        $    --
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
                                                 Additional
                                     Common         Paid-In       Retained                 Stockholders'
                                      Stock         Capital       Earnings          Other         Equity
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993         $   17.8        $  326.0       $  339.0       $    3.5       $  686.3
Net income                               --              --            9.8             --            9.8
Cash dividends on common
   stock (Allegheny Ludlum
   $0.48 per share)                      --              --          (34.0)            --          (34.0)
Employee stock plans                     --             4.3           (0.5)            --            3.8
Purchase and cancellation
   of common stock                       --           (10.9)            --             --          (10.9)
Increase in net unrealized appreciation  --              --             --            0.5            0.5
Currency translation adjustment          --              --             --           (0.1)          (0.1)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994             17.8           319.4          314.3            3.9          655.4
Net income                               --              --          273.9             --          273.9
Preferred stock dividends on common
   stock (Teledyne $0.31 per share)      --              --          (33.1)            --          (33.1)
Cash dividends on common and
   preferred stock (Allegheny Ludlum
   $0.49 per common share,
   Teledyne $0.21 per common share
   and $0.60 per preferred share)        --              --          (57.1)            --          (57.1)
Employee stock plans                     --            11.6            0.1             --           11.7
Purchase and cancellation
   of common stock                     (0.4)          (75.2)            --             --          (75.6)
Increase in net unrealized appreciation  --              --             --            9.9            9.9
Currency translation adjustment          --              --             --            0.7            0.7
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995             17.4           255.8          498.1           14.5          785.8
Net income                               --              --          213.0             --          213.0
Preferred stock dividends on common
   stock (Teledyne $0.08 per share)      --              --           (8.3)            --           (8.3)
Cash dividends on common and preferred
   stock (Allegheny Teledyne $0.16
   per common share, Allegheny Ludlum
   $0.42 per common share, Teledyne
   $0.44 per common share and
   $1.20 per preferred share)            --              --         (106.1)            --         (106.1)
Employee stock plans                     --            14.5             --             --           14.5
Purchase and cancellation
   of common stock                       --           (23.7)            --             --          (23.7)
Decrease in net unrealized appreciation  --              --             --           (1.6)          (1.6)
Currency translation adjustment          --              --             --           (2.1)          (2.1)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996         $   17.4        $  246.6       $  596.7       $   10.8       $  871.5
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY TELEDYNE INCORPORATED

We have audited the accompanying consolidated balance sheets of Allegheny Teledyne Incorporated and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the 1995 and 1994 financial statements of Teledyne, Inc., a wholly owned subsidiary, which statements reflect total assets constituting 61.1% of the related consolidated totals as of December 31, 1995, and total revenues constituting 63.1% and 68.9% of the related consolidated totals for the years ended December 31, 1995 and 1994, respectively. Those statements were audited by other auditors whose report thereon dated January 13, 1996 has been furnished to us, and our opinion, insofar as it relates to data included for Teledyne, Inc., is based solely on the report of the other auditors.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

   In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Teledyne Incorporated at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, in 1996 the Company changed its method of accounting for depreciation.


/s/ ERNST & YOUNG LLP
------------------------
Pittsburgh, Pennsylvania
January 22, 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Allegheny Teledyne Incorporated ("Allegheny Teledyne") and its subsidiaries. As described in Note 2, on August 15, 1996 Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") combined to form Allegheny Teledyne. The combination was accounted for under the pooling of interests method of accounting and these consolidated financial statements reflect the combined financial position, operating results and cash flows of Allegheny Ludlum and Teledyne as if they had been combined for all periods presented. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, the "Company" refers to Allegheny Teledyne and its subsidiaries.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash Equivalents

Marketable securities with original maturities of three months or less are included in cash equivalents. The carrying amounts approximate market.

ACCOUNTS RECEIVABLE

Receivables are presented net of a reserve for doubtful accounts of $13.0 million at December 31, 1996 and $11.0 million at December 31, 1995. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

INVENTORIES

Inventories are stated at the lower of cost (last-in, first-out; first-in, first-out and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs.

PROPERTY AND EQUIPMENT

Property, plant and equipment are carried at cost. The straight-line method of depreciation was adopted for all property placed into service after July 1, 1996. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. The Company believes the new method will more appropriately reflect its financial results by better allocating costs of new property over the useful lives of these assets. In addition, the new method more closely conforms with that prevalent in the industries in which the Company operates and with that used by Allegheny Ludlum. The effect of this change on net income for 1996 was not material.

COST IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 40 years.

FINANCIAL INSTRUMENTS

The fair values of financial instruments approximated their carrying values at December 31, 1996. Fair values have been determined through information obtained from quoted market sources and management estimates.

   The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair values, with net unrealized appreciation and depreciation on investments reported as a separate component of stockholders' equity.

ENVIRONMENTAL

Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites and an assessment of the likelihood that such parties will fulfill their obligations at such sites. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

REVENUE RECOGNITION

Commercial sales and revenue from U.S. Government fixed-price type contracts are generally recorded as deliveries are made or as services are rendered. For certain fixed-price type contracts that require substantial performance over a long time period before deliveries begin, sales are recorded based upon attainment of scheduled performance milestones. Sales under cost-reimbursement contracts are recorded as costs are incurred and fees are earned.

   Since certain contracts extend over a long period of time, all revisions in cost and funding estimates during the progress of work have the effect of adjusting the current period earnings on a cumulative catch-up basis. When the current contract estimate indicates a loss, provision is made for the total anticipated loss.

RESEARCH AND DEVELOPMENT

Company-funded research and development costs ($66.2 million in 1996, $66.5 million in 1995 and $74.1 million in 1994), which include bid and proposal costs, are expensed as incurred. Costs related to customer-funded research and development contracts are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for Company-funded research and development is recoverable through overhead cost allowances on government contracts.

INCOME TAXES

Provision for income taxes included deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

NET INCOME PER COMMON SHARE

The weighted average number of shares of common stock used in the computation of net income per share was 174,082,298 in 1996, 176,386,341 in 1995 and
177,561,482 in 1994. The potential dilution of common stock equivalents is not material and, therefore, is not included in the computation of per share data.

NOTE 2. COMBINATION OF ALLEGHENY LUDLUM AND TELEDYNE --

On August 15, 1996, Allegheny Ludlum and Teledyne became wholly owned subsidiaries of Allegheny Teledyne. Allegheny Ludlum shareholders received one share of Allegheny Teledyne common stock for each one of their Allegheny Ludlum common shares. Teledyne stockholders received 1.925 shares of Allegheny Teledyne common stock for each of their Teledyne common shares. There were
174.2 million shares of Allegheny Teledyne issued in the combination of the two companies. Revenues and net income for the six months ended June 30, 1996 (the most recent interim period prior to the pooling) were $691.7 million and $39.6 million, respectively, for Allegheny Ludlum and $1.3 billion and $102.4 million, respectively, for Teledyne. Intercompany transactions prior to the combination were not material.

   The Company recorded merger and restructuring costs of $57.5 million ($42.9 million net of tax) in 1996 for financial advisory, legal, accounting, severance and other costs associated with the integration of the combined companies.

NOTE 3. INVENTORIES --

(In millions)

---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,   DECEMBER 31,
                                                                                     1996           1995
---------------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                         $153.8         $141.7
Work-in-process                                                                     515.1          544.4
Finished goods                                                                      104.8           97.1
---------------------------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                   773.7          783.2
Less allowances to reduce current cost values to LIFO basis                        (229.6)        (273.0)
Progress payments                                                                   (25.7)         (44.3)
---------------------------------------------------------------------------------------------------------------------------
TOTAL INVENTORIES                                                                  $518.4         $465.9
---------------------------------------------------------------------------------------------------------------------------

   Inventories, before progress payments, determined on the last-in, first-out method were $423.3 million at December 31, 1996 and $411.5 million at December 31, 1995. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

   During 1996, 1995 and 1994, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to increase net income by $4.9 million in 1996, $8.0 million in 1995 and $8.5 million in 1994.

   The Company enters into raw material (principally nickel) future contracts from time-to-time to hedge its exposure to price fluctuations. Gains and losses on hedged contracts are deferred and recognized in cost of sales upon expiration of the contract period. These contracts are not significant to the Company's total raw material purchases and are not material from a financial point of view.

   Inventories, before progress payments, related to long-term contracts were $8.1 million and $25.3 million at December 31, 1996 and 1995, respectively. Progress payments related to long-term contracts were $8.5 million and $24.1 million at December 31, 1996 and 1995, respectively.

NOTE 4. LONG-TERM DEBT --

CREDIT AGREEMENTS

In August 1996, Allegheny Teledyne entered into a five-year credit agreement with a group of banks that provides for borrowings of up to $500 million on a revolving credit basis. Interest is payable at prime or other alternative interest rate bases, at the Company's option. The agreement provides for an annual facility fee of 0.075%. The agreement has various covenants that limit the Company's ability to dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement that can also limit the amount of dividend payments and share repurchases. Under the most restrictive requirement, approximately 56% of the Company's retained earnings is currently free of restrictions pertaining to cash dividend distributions and share repurchases.

   The Company's subsidiaries also maintain credit agreements with various foreign banks which provide for additional borrowings of up to $66.0 million. These agreements provide for annual facility fees of 0.15%.

   Borrowings outstanding under the credit agreements are unsecured.

   Commitments under separate standby letters of credit outstanding were $38.3 million at December 31, 1996 and $72.0 million at December 31, 1995.

DEBENTURES

In 1996, Allegheny Teledyne guaranteed the outstanding Allegheny Ludlum 6.95% debentures and Teledyne 7% subordinated debentures. In addition, utilizing $250 million from the credit agreement discussed above and $107 million from cash on hand, the Company redeemed the Teledyne 10% subordinated debentures. As a result, an extraordinary loss of $13.5 million, net of a tax benefit of $8.8 million, was recognized to write-off the unamortized original issue discount.

   In 1995, $150 million of Allegheny Ludlum 6.95% debentures were issued. A portion of the proceeds from this issue was used to extinguish, at a premium to book value, $100 million of Allegheny Ludlum 5-7/8% convertible subordinated debentures resulting in an extraordinary loss of $2.9 million, net of a tax benefit of $2.0 million.

   Long-term debt at December 31, 1996 and 1995 was as follows:

(In millions)

---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,   DECEMBER 31,
                                                                                     1996           1995
---------------------------------------------------------------------------------------------------------------------------
Credit agreements                                                                $  241.3       $   29.1
Allegheny Ludlum 6.95% debentures, due 2025                                         150.0          150.0
Teledyne 7% subordinated debentures, due 1999,
   $1.9 payable annually                                                             20.7           22.4
Industrial revenue bonds due 1997 through 2007                                       16.6           18.0
Teledyne 10% subordinated debentures, due 2004, Series A
   and C (net of unamortized discount of $24.6 in 1995)                                --          332.4
Capitalized leases and other                                                         19.3           17.9
---------------------------------------------------------------------------------------------------------------------------
                                                                                    447.9          569.8
Current portion                                                                      (4.5)          (8.7)
---------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                             $  443.4       $  561.1
---------------------------------------------------------------------------------------------------------------------------

   The weighted average interest rate of borrowings outstanding under the credit agreements was 5.2% at December 31, 1996 and 4.4% at December 31, 1995.

   Scheduled maturities of long-term borrowings during the next five years are $4.5 million in 1997, $58.4 million in 1998, $19.3 million in 1999, $1.3 million in 2000, and $191.5 million in 2001 including borrowings under revolving credit agreements of $51.3 million in 1998 and $190.0 million in 2001.

   Interest expense was $48.5 million in 1996, $50.6 million in 1995, and $52.0 million in 1994. Interest and commitment fees paid were $48.5 million in 1996, $48.1 million in 1995, and $48.6 million in 1994.

NOTE 5. SUPPLEMENTAL BALANCE SHEET INFORMATION --
Cash and cash equivalents were as follows:

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,   DECEMBER 31,
                                                                                     1996           1995
---------------------------------------------------------------------------------------------------------------------------
Cash                                                                             $   27.9       $   22.1
Repurchase agreements, at cost which approximates market                               --           13.0
Other short-term investments, at cost which approximates market                      34.6           77.5
---------------------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                  $   62.5       $  112.6
---------------------------------------------------------------------------------------------------------------------------

   Property, plant and equipment were as follows:

(In millions)

---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,   DECEMBER 31,
                                                                                     1996           1995
---------------------------------------------------------------------------------------------------------------------------
Land                                                                             $   41.1       $   36.6
Buildings                                                                           281.4          289.6
Equipment and leasehold improvements                                              1,256.9        1,227.0
---------------------------------------------------------------------------------------------------------------------------
                                                                                  1,579.4        1,553.2
Accumulated depreciation and amortization                                          (848.0)        (797.3)
---------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                              $  731.4       $  755.9
---------------------------------------------------------------------------------------------------------------------------

   Accounts payable included $30.6 million at December 31, 1996 and $9.6 million at December 31, 1995 for checks outstanding in excess of cash balances.

   Accrued liabilities included salaries and wages of $80.7 million and $75.2 million in 1996 and 1995, respectively, and accrued severance costs of $11.9 million in 1996.

NOTE 6. REDEMPTION OF PREFERRED STOCK --

On August 14, 1996, all of the outstanding shares of the Teledyne Series E Cumulative Preferred Stock were redeemed at $15.60 per share.

NOTE 7. STOCKHOLDERS' EQUITY --

PREFERRED STOCK

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 1996, there were no shares of preferred stock issued.

COMMON STOCK

In connection with the combination of Allegheny Ludlum and Teledyne, Allegheny Teledyne assumed stock options and awards, as well as purchase and designation rights and related awards outstanding under stock-based compensation plans maintained by Allegheny Ludlum and Teledyne prior to the combination. In addition, Allegheny Teledyne's Board of Directors adopted the Allegheny Teledyne Incorporated 1996 Incentive Plan and the 1996 Non-Employee Director Stock Compensation Plan, which were approved by the stockholders on August 15, 1996. The 1996 Incentive Plan provides for awards of up to 9,000,000 shares of Allegheny Teledyne common stock to officers and key employees of the Company. A maximum of 700,000 shares may be issued under the 1996 Non-Employee Director Stock Compensation Plan to directors who are not employees of the Company.

   FASB Statement 123, "Accounting for Stock-based Compensation," became effective in 1996. Compensation cost for the Company's stock option plans, determined on the basis of the fair values at the grant dates for awards under those plans consistent with the method of FASB Statement 123, was not material to net income and earnings per share.

   The Company has elected to continue to account for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant.

   Stock option transactions under the Company's employee plans, which reflect options granted prior to the combination which were assumed by the Company, are summarized as follows:

                                 1996                        1995                         1994
---------------------------------------------------------------------------------------------------------------------------
                                     Weighted-                    Weighted-                    Weighted-
                        Number of     Average        Number of     Average        Number of     Average
                         Shares   Exercise Price      Shares   Exercise Price      Shares   Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding
beginning
of year                 7,937,884     $10.90         7,626,897     $10.51         6,033,937     $11.47
Granted                 2,058,200     $16.57         1,207,301     $12.54         2,115,918     $ 8.68
Exercised              (1,074,512)    $ 9.35          (723,339)    $ 9.28          (164,488)    $ 9.12
Cancelled                (374,389)    $11.75          (172,975)    $11.31          (358,470)    $10.03
---------------------------------------------------------------------------------------------------------------------------
Outstanding
end of year             8,547,183     $12.42         7,937,884     $10.90         7,626,897     $10.51
---------------------------------------------------------------------------------------------------------------------------
Exercisable at
end of year             4,003,054     $10.49         3,500,875     $ 9.71         2,830,269     $ 9.70
---------------------------------------------------------------------------------------------------------------------------


   Exercise prices for options outstanding as of December 31, 1996 ranged from $8.33 to $22.94. The weighted-average remaining contractual life of those options is 7.6 years.

   In addition to the Company's stock option plans, at December 31, 1996, a maximum of 357,600 shares were issuable to forty-four employees under the Allegheny Ludlum Performance Share Plan based on units awarded to such participants for the 1995-1996 award period, which are payable in three annual installments beginning in 1997.

   Compensation expense related to the various stock-based plans was $5.5 million in 1996, $10.0 million in 1995 and $0.2 million in 1994.

NOTE 8. INCOME TAXES --
Provision for income taxes was as follows:

(In millions)                                                                 Year Ended
---------------------------------------------------------------------------------------------------------------------------
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Current     - Federal                                               $114.6         $100.4         $(31.7)
            - State                                                   19.0           17.3            5.1
            - Foreign                                                  6.0            4.0            2.0
---------------------------------------------------------------------------------------------------------------------------
               - Total                                               139.6          121.7          (24.6)
---------------------------------------------------------------------------------------------------------------------------
Deferred    - Federal                                                 11.2           29.8           40.9
            - State                                                    7.2           12.6            3.1
            - Foreign                                                  0.2             --             --
---------------------------------------------------------------------------------------------------------------------------
               - Total                                                18.6           42.4           44.0
---------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                          $158.2         $164.1         $ 19.4
---------------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                   $115.4         $ 55.0         $ 15.3
---------------------------------------------------------------------------------------------------------------------------

   Income before income taxes and extraordinary loss included income from domestic operations of $366.6 million in 1996, $437.1 million in 1995 and $23.6 million in 1994.

   The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Federal tax rate                                                     35.0%          35.0%          35.0%
   State and local income taxes, net of federal tax benefit           4.3            4.4           18.3
   Capitalization of merger and restructuring costs                   1.8             --             --
   Amortization of cost in excess of net assets acquired              0.3            0.3            4.3
   Foreign sales corporation exemption                               (0.6)          (0.4)          (7.5)
   Non-deductible settlement expenses                                  --             --           16.3
   Other                                                              0.3           (2.1)            --
---------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                            41.1%          37.2%          66.4%
---------------------------------------------------------------------------------------------------------------------------

   Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities which have resulted in differences in the timing of the recognition of income and expense were as follows:

(In millions)                                                                        1996           1995
---------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax Assets
---------------------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                                        $219.0         $219.6
Deferred compensation and other benefit plans                                        37.0           37.4
Self-insurance reserves                                                              16.1           17.0
Long-term contracts                                                                   6.6           13.6
Other items                                                                          84.8           71.6
---------------------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                    363.5          359.2
---------------------------------------------------------------------------------------------------------------------------

Deferred Income Tax Liabilities
---------------------------------------------------------------------------------------------------------------------------
Pension asset                                                                       136.7          128.3
Bases of property, plant and equipment                                              110.7          106.8
Inventory valuation                                                                  15.8           10.6
Other items                                                                          26.6           26.7
---------------------------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                               289.8          272.4
---------------------------------------------------------------------------------------------------------------------------
Net deferred income tax asset                                                      $ 73.7         $ 86.8
---------------------------------------------------------------------------------------------------------------------------

NOTE 9. PENSION PLANS AND OTHER POSTEMPLOYMENT BENEFITS --

In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with over-funded defined benefit pension plans of Teledyne, and Allegheny Teledyne became the plan sponsor.

   The Company has defined benefit pension plans and defined contribution plans, covering substantially all of its employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

   Components of pension expense (income) for the Company's defined benefit plans included the following:


(In millions)

---------------------------------------------------------------------------------------------------------------------------
                                                                               Expense (Income)
                                                                   --------------------------------------------------------
                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                      $ 33.9         $ 28.4         $ 38.7
Interest cost on benefits earned in prior years                      124.1          121.8          104.3
Expected return on plan assets                                      (202.7)        (164.1)        (146.5)
Net amortization of unrecognized amounts                             (22.3)         (42.8)         (57.2)
---------------------------------------------------------------------------------------------------------------------------
   Pension income for defined benefit plans                          (67.0)         (56.7)         (60.7)
Other                                                                   --             --           (2.9)
---------------------------------------------------------------------------------------------------------------------------
   Pension income                                                  $ (67.0)        $(56.7)        $(63.6)
---------------------------------------------------------------------------------------------------------------------------

   Actual return on plan assets was income of $28.8 million in 1996, income of $375.6 million in 1995 and loss of $48.5 million in 1994. Pension costs for defined contribution plans were $16.2 million in 1996, $14.9 million in 1995 and $13.5 million in 1994.

   Actuarial assumptions used to develop the components of pension expense (income) were as follows:

                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------

Discount rate                                                         7.5%           7.9%           7.4%
Rate of increase in future compensation levels                     3%-4.5%        3%-4.5%        3%-4.5%
Expected long-term rate of return on assets                           8.6%           7.8%           6.6%

   Plan assets in excess of projected benefit obligation were as follows:

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                             DECEMBER 31,   DECEMBER 31,
                                                                                     1996           1995
---------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily listed stocks,
   government securities and pooled investment funds                             $2,359.2       $2,415.3
---------------------------------------------------------------------------------------------------------------------------

Actuarial present value of benefit obligation
   Vested benefit obligation                                                      1,573.4        1,539.8
   Non-vested benefit obligation                                                     91.1           41.5
---------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                                 1,664.5        1,581.3
   Additional benefits related to future compensation levels                        172.8          166.1
---------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                                   1,837.3        1,747.4
Plan assets in excess of projected benefit obligation                            $  521.9       $  667.9
---------------------------------------------------------------------------------------------------------------------------

Plan assets in excess of projected benefit obligation:
Included in balance sheet:

   Prepaid pension cost                                                          $  352.5       $  314.9
   Other long-term liabilities                                                       (4.0)          (5.9)

Not included in balance sheet:

   Unrecognized net gain due to experience different from
      that assumed and changes in the discount rate                                  90.5          251.5
   Unrecognized net asset at adoption of SFAS No. 87, net of amortization           161.9          195.6
   Unrecognized prior service cost                                                  (79.0)         (88.2)
---------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                            $  521.9       $  667.9
---------------------------------------------------------------------------------------------------------------------------

   Any reversion of pension plans assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

   Discount rates of 7.25% at December 31, 1996 and 7.3% at December 31, 1995 were used for the valuation of pension obligations.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors several defined benefit postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date thereby creating a defined contribution.

   Cash from excess pension assets of $30.5 million in 1996 and $17.5 million in 1995 was transferred pre-tax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.

   Components of postretirement benefit expenses included the following:

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                               Expense (Income)
                                                                   --------------------------------------------------------
                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                      $  7.9         $  6.9         $  7.4
Interest cost on benefits earned in prior years                       46.1           46.7           42.2
Expected return on plan assets                                        (6.5)          (4.7)          (2.7)
Net amortization of unrecognized amounts                               2.3            0.5           (0.8)
---------------------------------------------------------------------------------------------------------------------------
Postretirement benefit expense                                      $ 49.8         $ 49.4         $ 46.1
---------------------------------------------------------------------------------------------------------------------------

   Actual return on plan assets was $5.4 million in 1996, $4.8 million in 1995 and $2.7 million in 1994.

   Discount rates of 7.5% in 1996, 7.7% in 1995 and 7.5% in 1994 were used in determining the post-retirement benefit expense.

   The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 9.03% in 1996 and was assumed to decrease to 5.25% percent in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption had a significant effect on the amounts reported. If the assumed health care cost trend rates were increased by one percentage point in each year, this would increase the accumulated postretirement benefit obligation (APBO) for health care plans at December 31, 1996 by $70.1 million and the postretirement benefit expense for 1996 by $7.6 million.

   The following table sets forth the postretirement benefit plans' combined funded status reconciled with the amounts recognized in the balance sheet:

(In millions)                                                                       1996           1995
---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                                        $441.7         $482.4
   Other fully eligible plan participants                                            72.5           82.4
   Other active plan participants                                                   121.9          134.4
---------------------------------------------------------------------------------------------------------------------------
   Total accumulated postretirement benefit obligation                              636.1          699.2
   Less plan assets at fair value, primarily investment in limited
   partnership funds                                                                 52.5           45.6
---------------------------------------------------------------------------------------------------------------------------
   Accumulated postretirement benefit obligation in excess of plan assets           583.6          653.6
   Unrecognized net loss                                                            (35.1)         (82.3)
   Unrecognized prior service cost                                                   19.0           (7.4)
---------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                                $567.5         $563.9
---------------------------------------------------------------------------------------------------------------------------

   The Company intends to make transfers of excess pension assets to the extent and for each year permitted under Section 420 of the Internal Revenue Code. Under the assumptions set forth above and assuming that the expiration date of
Section 420 of the Internal Revenue Code is deferred, the present value of excess pension assets available for transfer under Section 420 is sufficient to fund more than 50% of the present value of the accumulated postretirement benefit cost of the Company as a whole including those attributable to each of its subsidiaries.

   The Company's Chairman, President and Chief Executive Officer serves on the advisory boards of the limited partnership funds.

   The discount rates used in determining the APBO were 7.25% at December 31, 1996 and 7.2% at December 31, 1995. The expected long-term rate of return on plan assets ranged from 9% to 15% in 1996 and 1995.

NOTE 10. ACQUISITIONS --

In May 1996, the Company acquired Jandy Industries, a United States producer of water flow control valves and electronic control systems for the swimming pool industry. The business was purchased for $13.5 million in cash. In connection with the purchase, the Company acquired operating assets with a fair value of $20.9 million and assumed operating liabilities of $7.4 million.

   In January 1995, the Company acquired the material handling business of Kooi B.V., a Netherlands company that is a European supplier of material handlers. In December 1995, the Company acquired two businesses: Stellram Group, based in Europe, manufacturers of high precision milling, boring and drilling systems primarily for the European market; and Envases Comerciales, S.A., a Costa Rican manufacturer of specialty packaging for pharmaceutical and food companies throughout Central America and Mexico. These three businesses were purchased for $59.5 million, consisting of $43.2 million in cash and the assumption of $16.3 million in debt. In connection with these purchases, the Company acquired operating assets with a fair value of $87.9 million and assumed operating liabilities of $28.4 million.

NOTE 11. BUSINESS SEGMENTS --

Allegheny Teledyne is a group of technology-based manufacturing businesses serving worldwide customers with specialty metals for consumer, industrial and aerospace applications; commercial and government-related aerospace and electronics products; and industrial and consumer products. Approximately 26% of the Company's workforce is covered by various union contracts.

   Information on the Company's business segments was as follows:

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Sales:
   Specialty metals                                               $2,045.3       $2,203.6       $1,674.0
   Aerospace and electronics                                         987.8          914.4          863.7
   Industrial                                                        447.1          378.5          292.3
   Consumer                                                          287.9          267.9          255.5
---------------------------------------------------------------------------------------------------------------------------
   Total continuing operations                                     3,768.1        3,764.4        3,085.5
   Operations sold or held for sale                                   47.5          283.7          371.8
---------------------------------------------------------------------------------------------------------------------------
   Total sales                                                    $3,815.6       $4,048.1       $3,457.3
---------------------------------------------------------------------------------------------------------------------------

   The Company's backlog of confirmed orders was approximately $1.2 billion at December 31, 1996 and 1995. Backlog of the specialty metals segment was $658.8 million at December 31, 1996 and $564.9 million at December 31, 1995.

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Sales to the U.S. Government including direct sales as
   prime contractor and indirect sales as subcontractor:
   Specialty metals                                                 $ 77.1         $ 44.3         $ 50.5
   Aerospace and electronics                                         581.8          518.0          485.0
   Industrial and consumer                                             1.4            2.8            3.5
   Operations sold or held for sale                                   22.4          195.3          246.8
---------------------------------------------------------------------------------------------------------------------------
   Total sales to U.S. Government                                   $682.7         $760.4         $785.8
---------------------------------------------------------------------------------------------------------------------------

   Sales to the U.S. Government included sales to the Department of Defense of $450.5 million in 1996, $613.4 million in 1995 and $599.5 million in 1994.

   Total foreign sales were $652.6 million in 1996, $626.2 million in 1995 and $586.3 million in 1994. Of these amounts, sales by operations in the United States to customers in other countries were $440.5 million in 1996, $517.1 million in 1995 and $448.2 million in 1994. Sales between business segments, which were not material, generally were priced at prevailing market prices.

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                      1996           1995           1994
---------------------------------------------------------------------------------------------------------------------------
Operating profit:
   Specialty metals                                                 $278.9         $301.1         $106.8
   Aerospace and electronics                                          99.9           88.2           (6.7)
   Industrial                                                         44.0           33.5           21.1
   Consumer                                                           18.5           12.7           15.7
---------------------------------------------------------------------------------------------------------------------------
   Total operating profit                                            441.3          435.5          136.9
   Merger and restructuring costs                                    (57.5)          (6.4)            --
   Corporate expenses                                                (42.1)         (41.8)         (51.3)
   Interest expense, net                                             (34.7)         (37.6)         (44.0)
   Operations sold or held for sale                                   60.5           83.9          (29.8)
   Excess pension income                                              17.2            7.3           17.4
---------------------------------------------------------------------------------------------------------------------------
   Income before income taxes and extraordinary loss                $384.7         $440.9         $ 29.2
---------------------------------------------------------------------------------------------------------------------------

   Operating results for operations sold or held for sale included pretax gains of $41.0 million on the sale of the Teledyne defense vehicle business and $20.3 million on the sale of surplus real estate in California in 1996 and $50.7 million on the sale of the Teledyne defense electronic systems business in 1995. These amounts are included with other income in the statements of income for the respective periods. In addition, operating results for operations sold or held for sale for 1996 included a charge of $7.7 million to settle certain U.S. Government contracting legal issues relating to two former Teledyne units. Merger and restructuring expenses included proxy expenses in 1995.

   For 1994, operating results were adversely affected by pretax charges totalling $136.8 million related to Teledyne's settlements of certain litigation concerning U.S. Government contracting and export matters. Operating results of the specialty metals segment, aerospace and electronics segment and operations sold or held for sale included $13.0 million, $85.0 million and $38.8 million, respectively, for these settlements.

   Excess pension income represents the amount of pension income in excess of amounts allocated to business segments to offset pension and other postretirement benefit expenses.

(In millions)                                                       1996            1995          1994
--------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
   Specialty metals                                               $   69.6       $   69.2       $   63.7
   Aerospace and electronics                                          12.8           14.9           14.7
   Industrial                                                         11.3            9.6            9.1
   Consumer                                                            6.7            7.8            7.7
   Corporate and operations sold or held for sale                      4.9            9.4           13.2
---------------------------------------------------------------------------------------------------------------------------
                                                                  $  105.3       $  110.9       $  108.4
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures:
   Specialty metals                                               $   47.3       $   58.4       $   75.7
   Aerospace and electronics                                          15.3           12.7           13.9
   Industrial                                                         13.4           13.0            8.3
   Consumer                                                            9.1            6.4           11.1
   Corporate and operations sold or held for sale                      3.5            3.3            8.2
---------------------------------------------------------------------------------------------------------------------------
                                                                  $   88.6       $   93.8       $  117.2
---------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
   Specialty metals                                               $1,290.6       $1,331.4       $1,247.8
   Aerospace and electronics                                         267.3          249.2          236.4
   Industrial                                                        226.6          179.5          143.8
   Consumer                                                          149.8          131.4          114.1
   Corporate and operations sold or held for sale                    672.1          737.4          737.3
---------------------------------------------------------------------------------------------------------------------------
                                                                  $2,606.4       $2,628.9       $2,479.4
---------------------------------------------------------------------------------------------------------------------------

NOTE 12. SUMMARIZED FINANCIAL INFORMATION OF ALLEGHENY LUDLUM AND TELEDYNE --

Summarized financial information for Allegheny Ludlum and Teledyne is presented below:

Balance Sheets:
(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                                    Allegheny Ludlum                  Teledyne
                                                       December 31                   December 31
---------------------------------------------------------------------------------------------------------------------------
                                                   1996           1995           1996            1995
---------------------------------------------------------------------------------------------------------------------------
Current assets                                 $ 450.8        $ 454.3        $ 748.0         $ 788.1
Non-current assets                               862.3          690.0          449.1           818.1
Current liabilities                              196.7          183.5          394.4           403.7
Non-current liabilities                          489.0          585.3          585.1           773.8
Redeemable preferred stock                          --             --             --            33.1

Statements of Operations:

(In millions)
---------------------------------------------------------------------------------------------------------------------------
                                     Allegheny Ludlum                             Teledyne
---------------------------------------------------------------------------------------------------------------------------
                               1996        1995        1994             1996        1995        1994
---------------------------------------------------------------------------------------------------------------------------
Sales                      $1,277.8    $1,494.3    $1,076.9         $2,551.5    $2,553.8    $2,380.4
Gross profit                  130.1       234.2        87.1            804.6       655.0       603.4
Net income (loss) before
   extraordinary loss on
   redemption of debt          73.2       114.8        18.2            144.1       162.0        (8.4)
Net income (loss)              73.2       111.9        18.2            130.6       162.0        (8.4)

   In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with overfunded defined benefit pension plans of Teledyne, and Allegheny Teledyne became the plan sponsor. As a result, the 1996 summarized balance sheet information presented for Allegheny Ludlum and Teledyne does not include the Allegheny Teledyne net prepaid pension asset or the related deferred taxes. Pension income has been allocated to Allegheny Ludlum and Teledyne to offset pension and postretirement expenses which may be funded with the pension assets.

NOTE 13. COMMITMENTS AND CONTINGENCIES --

Rental expense under operating leases was $31.1 million in 1996, $30.2 million in 1995, and $34.1 million in 1994. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1996, were as follows: $20.4 million in 1997, $18.4 million in 1998, $16.4 million in 1999, $13.9 million in 2000, $11.0 million in 2001 and $41.8 million thereafter.

   The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws.

   In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. However, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

   At December 31, 1996, the Company's reserves for environmental remediation obligations totaled approximately $44 million, of which approximately $14 million was included in other current liabilities. The reserve includes estimated probable future costs of $17 million for federal Superfund and comparable state-managed sites; $7 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $9 million for owned or controlled sites at which Company operations have been discontinued; and $11 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.

   The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.

   In 1996, Statement of Position 96-1, Environmental Remediation Liabilities, which was issued by the American Institute of Certified Public Accountants, establishes accounting standards for recognition of environmental costs. This statement, which is effective in 1997, is not expected to have a material effect on the consolidated financial statements.

   Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Although such claims are generally resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. However, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

   In October 1996, the Company reached an agreement in principle with the U.S. Government for a joint settlement of two cases (one involving the Company's former Teledyne Neosho unit, divested in 1992 and the other involving the Company's former Thermatics unit, divested in 1996) for an aggregate of $11.5 million. The settlement was finalized and the Company made payment in December 1996. The matter involving the former Neosho unit involved an action brought in 1991 under the False Claims Act in the U.S. District Court for the Western District of Missouri and related to alleged misappropriations of government-owned aircraft parts and falsification of inventory control documents. The matter involving the former Thermatics unit commenced in 1993 when Thermatics sought admission into the Department of Defense Voluntary Disclosure Program with respect to testing practices at variance from military specifications. Established reserves for these matters in 1994 amounted to $3.8 million.

   The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act. Generally, since such cases are under seal, the Company does not in all cases possess sufficient information to determine whether the Company could sustain a material loss in connection with such cases, or to reasonably estimate the amount of any loss attributable to such cases.

   A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits and stockholder matters. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

NOTE 14. QUARTERLY DATA (UNAUDITED) --
(In millions except share and per share amounts)

---------------------------------------------------------------------------------------------------------------------------
                                                                      Quarter Ended
                                                 --------------------------------------------------------------------------
                                                 March 31         June 30     September 30    December 31
---------------------------------------------------------------------------------------------------------------------------
1996 --

Sales                                              $1,017.9       $  997.7       $  879.7       $  920.3
Gross profit                                          222.3          237.5          215.7          238.4
Income before extraordinary loss                       81.6           60.4           19.6           64.9
Extraordinary loss on redemption of debt                 --             --             --          (13.5)
Net income                                             81.6           60.4           19.6           51.4

Net income per common share:
   Income before extraordinary loss                $   0.46       $   0.34       $   0.11       $   0.38
   Extraordinary loss                                    --             --             --          (0.08)
---------------------------------------------------------------------------------------------------------------------------
Net income                                         $   0.46       $   0.34       $   0.11       $   0.30
---------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                      174,122,080    173,841,171    174,068,161    174,297,782
---------------------------------------------------------------------------------------------------------------------------

1995 --

Sales                                              $1,018.2       $1,094.8       $  962.8       $  972.3
Gross profit                                          229.2          234.7          216.6          208.7
Income before extraordinary loss                       93.2           67.0           64.7           51.9
Extraordinary loss on redemption of debt                 --             --             --           (2.9)
Net income                                             93.2           67.0           64.7           49.0

Net income per common share:
   Income before extraordinary loss                $   0.53       $   0.38       $   0.36       $   0.30
   Extraordinary loss                                    --             --             --          (0.02)
---------------------------------------------------------------------------------------------------------------------------
Net income                                         $   0.53       $   0.38       $   0.36       $   0.28
---------------------------------------------------------------------------------------------------------------------------

Average shares outstanding                      177,406,678    177,041,325    176,186,299    174,868,670
---------------------------------------------------------------------------------------------------------------------------

   Net income for 1996 included after-tax gains of $24.8 million on sale of the Teledyne defense vehicle business in the first quarter, and $12.8 million on the sale of surplus California real estate in the fourth quarter.

   Net income for 1996 was adversely affected by after-tax merger and restructuring charges of $5.2 million in the second quarter, $26.3 million in the third quarter and $11.4 million in the fourth quarter. In addition, the 1996 fourth quarter included an after-tax charge of $4.7 million for settlement of legal cases involving U.S. Government contracting issues related to divested operations of Teledyne.

   For the 1995 first quarter, net income included an after-tax gain of $30.3 million on the sale of Teledyne's defense electronics systems business.

   The Company paid a cash dividend of $0.16 per share on its common stock in the 1996 fourth quarter.

   Allegheny Ludlum paid cash dividends in 1996 of $0.13 per share in each of the first and second quarters, and $0.16 per share in the third quarter. In 1995, Allegheny Ludlum paid cash dividends of $0.12 per share in each of the first three quarters and $0.13 per share in the fourth quarter.

   Teledyne paid cash dividends in 1996 of $0.12 per equivalent common share in the first quarter and $0.16 per equivalent common share in each of the second and third quarters. In addition, a dividend of $0.08 per equivalent share in face amount of Teledyne's Series E Cumulative Preferred Stock was paid in the 1996 first quarter. For each quarter of 1995, Teledyne paid dividends consisting of $0.052 per equivalent share in cash and $0.08 per equivalent share in face amount of Teledyne's Series E Cumulative Preferred Stock.

COMMON STOCK PRICE

-----------------------------------------------------------------------------------------------------------------
                                                                             Quarters
                                                  ---------------------------------------------------------------
1996                                                  1st              2nd             3rd            4th
-----------------------------------------------------------------------------------------------------------------
Allegheny Teledyne Incorporated (from August 16)
   High                                                --               --           $23-1/2        $23-3/4
   Low                                                 --               --           $19-7/8        $20-1/8

Allegheny Ludlum Corporation (through August 15)
   High                                             $21-1/16          $21-3/8        $21-1/8            --
   Low                                              $18               $17-3/8        $18-1/4            --

Teledyne, Inc. (through August 15)
   High                                             $29-3/4           $40-1/8        $40-5/8            --
   Low                                              $24-1/8           $27-3/4        $34-3/4            --
-----------------------------------------------------------------------------------------------------------------
                                                                             Quarters
                                                  ---------------------------------------------------------------
1995                                                  1st              2nd             3rd            4th
-----------------------------------------------------------------------------------------------------------------
Allegheny Ludlum Corporation
   High                                             $21-3/8           $23            $22-5/8        $20-1/2
   Low                                              $18-3/8           $18-3/4        $19-3/4        $16-3/8

Teledyne, Inc.
   High                                             $27-3/8           $26-1/2        $27-3/8        $27-5/8
   Low                                              $20               $23-3/8        $22-1/8        $23-1/8
-----------------------------------------------------------------------------------------------------------------

Note: All stock prices are as historically presented.

   On August 15, 1996, Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") became wholly owned subsidiaries of Allegheny Teledyne Incorporated ("Allegheny Teledyne"). Allegheny Ludlum shareholders received one share of Allegheny Teledyne common stock for each one of their Allegheny Ludlum common shares. Teledyne stockholders received 1.925 shares of Allegheny Teledyne common stock for each of their Teledyne common shares.

   Allegheny Teledyne common stock is listed on the New York Exchange, under the symbol "ALT." As of December 31, 1996, there were approximately 9,342 record holders of Allegheny Teledyne common stock.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Allegheny Teledyne Incorporated and subsidiaries have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon Management's best estimates and judgments. Management has the primary responsibility for the information contained in the financial statements and in other sections of this Annual Report and for their integrity and objectivity.

   The Company has a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal accounting control and that the cost of such systems should not exceed the benefits to be derived.

   The Company maintains a staff of professional internal auditors, who assist in audit coverage with the independent accountants and conduct operational and special audits. The independent accountants express their opinion on the Company's financial statements based on procedures, including an evaluation of internal controls, which they consider to be sufficient to form their opinion.

   The Audit and Finance Committee of the Board of Directors is composed of five non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.

/s/ R. P. SIMMONS
---------------------------
R. P. Simmons
Chairman, President
and Chief Executive Officer


/s/ J. L. MURDY
---------------------------
J. L. Murdy
Executive Vice President,
Finance and Administration
and Chief Financial Officer

SELECTED FINANCIAL DATA
For the Years Ended December 31,

(In millions except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
                                       1996            1995           1994           1993           1992
---------------------------------------------------------------------------------------------------------------------------
Sales:
   Continuing                      $3,768.1        $3,764.4       $3,085.5       $3,072.3       $3,070.3
   Operations sold or held for sale    47.5           283.7          371.8          489.7          827.5
---------------------------------------------------------------------------------------------------------------------------
                                   $3,815.6        $4,048.1       $3,457.3       $3,562.0       $3,897.8
---------------------------------------------------------------------------------------------------------------------------
Income, after tax, before
   extraordinary loss and
   cumulative effect of
   accounting changes              $  226.5        $  276.8        $   9.8       $  143.6       $   92.8
Extraordinary loss on
   redemption of debt                 (13.5)           (2.9)            --           (3.7)          (2.7)
Cumulative effect of
   accounting changes                    --              --             --         (185.6)        (135.2)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                  $  213.0        $  273.9       $    9.8       $  (45.7)      $  (45.1)
---------------------------------------------------------------------------------------------------------------------------
Income (loss) per common share:
   Income after tax, before
      extraordinary loss
      and cumulative effect
      of accounting changes        $   1.28        $   1.56       $   0.06        $  0.83        $  0.54
   Extraordinary loss on
      redemption of debt              (0.08)          (0.02)            --          (0.02)         (0.02)
   Cumulative effect of
      accounting changes                 --              --             --          (1.07)         (0.78)
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)
   per common share                $   1.20        $   1.54       $   0.06       $  (0.26)      $  (0.26)
---------------------------------------------------------------------------------------------------------------------------
Dividends declared:
   Allegheny Teledyne              $   0.16        $     --       $     --       $     --       $     --
   Allegheny Ludlum                $   0.42        $   0.49       $   0.48       $   0.47       $   0.44
   Teledyne                        $   0.52        $   0.52       $     --       $   0.42       $   0.42
---------------------------------------------------------------------------------------------------------------------------
Working capital                    $  614.0        $  679.8       $  540.1       $  635.8       $  787.6
---------------------------------------------------------------------------------------------------------------------------
Total assets                       $2,606.4        $2,628.9       $2,479.4       $2,535.1       $2,304.9
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                     $  443.4        $  561.1       $  489.7       $  495.5       $  587.8
---------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock         $     --        $   33.1       $     --       $     --       $     --
---------------------------------------------------------------------------------------------------------------------------
Stockholders' equity               $  871.5        $  785.8       $  655.4       $  686.3       $  698.0
---------------------------------------------------------------------------------------------------------------------------

   The historical selected financial data reflects the results of Allegheny Ludlum and of Teledyne as if they had been combined for all periods presented.

   Net income included after-tax gains of $37.6 million on the sale of the Teledyne defense vehicle business and surplus California real estate in 1996, $30.3 million on the sale of the Teledyne defense electronic systems business in 1995, $24.2 million on the sale of an investment in Litton Industries common stock in 1993, and $14.8 million on sales of other operations in 1992.

   Net income was adversely affected by after-tax merger, restructuring and proxy contest charges of $42.9 million in 1996 and $3.9 million in 1995.

   Results of operations included after-tax charges of $4.7 million in 1996, $88.0 million in 1994, $10.7 million in 1993 and $19.0 million in 1992 related to Teledyne's settlement of certain legal matters with the U.S. Government.

   Results for 1994 were adversely affected by a ten-week strike at Allegheny Ludlum called by the United Steelworkers of America.

   Net losses for 1993 and 1992 included charges of $185.6 million and $125.2 million, respectively, for the cumulative effect of changing the accounting for postretirement health care and life insurance benefits for Teledyne in 1993 and Allegheny Ludlum in 1992. Prior year financial statements have not been restated.

   Effective January 1, 1992, Allegheny Ludlum and Teledyne changed their method of accounting for income taxes to comply with the provisions of SFAS No.
109. The cumulative effect of the accounting change was a charge of $10.0 million.

   Teledyne dividends declared included $0.08 per equivalent share in 1996 and $0.31 per equivalent share in 1995 paid in face amount of Teledyne's Series E Cumulative Preferred Stock. The Teledyne Series E Cumulative Preferred Stock was redeemed for cash in 1996.