Form 10-K405, Exhibit 13
period 1997-12-31
ALLEGHENY TELEDYNE INC
filed 1998-03-23
CIK 1018963

                                                                      Exhibit 13


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

FINANCIAL OVERVIEW
During 1997, Allegheny Teledyne Incorporated and subsidiaries (the "Company") continued to build upon the operating and financial strengths created when Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") combined in August of 1996.
   * Sales from continuing operations increased to $3,647 million despite a severe decline in commodity stainless steel prices.
   * Operating profit improved 5 percent to $453 million or 12 percent of sales.
   * Corporate expenses declined 23 percent to $31 million as a result of consolidating headquarter operations in Pittsburgh, Pennsylvania.
   * Cash from operating activities continued strong at $257 million, up from $233 million in 1996. Capital spending totaled $112 million, which included $96 million in purchases of property, plant and equipment and the investment of $13 million in a joint venture in China to produce stainless steel.
   * The Company repurchased 3.8 million shares of its common stock at a cost of $108 million.

   The Company expects free cash flow to be consistently strong. This should provide sufficient financial resources for the Company to capitalize on new profitable growth opportunities while keeping its strong credit rating and access to low cost capital markets.
   During 1997, the Company repaid $110 million of debt. With net debt at 22% of total capitalization, the Company is well-positioned financially to carry through on its strategic plans.
   The Company's debt structure has several important attributes. First, 46% of long-term debt has a maturity of 28 years and a fixed rate of 6.95%. Second, the Company's revolving credit agreement has a five-year maturity, which gives significant stability to nearer term debt arrangements. Finally, low cost interest rate pricing alternatives currently give the Company an after-tax blended cost to borrow of approximately 3.3%. This low cost incremental liquidity of $408 million on available bank lines at December 31, 1997, is an important strategic advantage for the Company.

ACQUISITIONS AND DIVESTITURES
OREGON METALLURGICAL CORPORATION
In October 1997, the Company announced that it had entered into a definitive merger agreement to acquire Oregon Metallurgical Corporation ("OREMET") in a transaction valued at $553 million using December 31, 1997 values. Under the terms of the merger agreement, each outstanding share of OREMET common stock will be converted into 1.296 shares of Allegheny Teledyne common stock. OREMET is an integrated producer and distributor of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, recreational, and military markets with 850 employees. It operates manufacturing and finishing facilities in Oregon and Pennsylvania and has nine service centers in the United States, with additional centers in the United Kingdom, Germany, Singapore, and Canada.
   The merger is expected to be tax-free to OREMET shareholders and will be accounted for under the pooling of interest method.
   The following table shows unaudited pro forma sales for the year ended December 31, 1997, after giving effect to the proposed acquisition:

(In millions)
Business Segment:                Sales   % of Total
---------------------------------------------------
Specialty Metals
   - Commodity
      stainless steel         $  573.5        14.6%
   - Premium stainless steel     402.0        10.2
   - Titanium                    449.6        11.4
   - Nickel-based superalloys    278.6         7.1
   - Other specialty metals      515.6        13.1
---------------------------------------------------
      Subtotal                 2,219.3        56.4

Aerospace and Electronics        927.0        23.6
Industrial                       532.0        13.5
Consumer                         253.8         6.5
---------------------------------------------------
Total Continuing Operations    3,932.1       100.0%
---------------------------------------------------
Operations sold
   or held for sale               98.0
---------------------------------------------------
Total Sales                   $4,030.1
---------------------------------------------------

                                   ----------

   Combined net income and basic and diluted earnings per share of the two companies, based on unaudited pro forma financial results for the year ending December 31, 1997, were $328.8 million, $1.67 and $1.64 per share, respectively. Combined assets totaled $2.9 billion. Unaudited pro forma combined net equity was nearly $1.2 billion; net debt to total capitalization improved to 18 percent. The effect of conforming accounting policies is not expected to be material.
   The transaction is subject to the approval of the shareholders of OREMET, as well as other customary closing conditions. The meeting of OREMET's shareholders to vote on the merger is scheduled to be held on March 24, 1998.

AEROSPACE DIVISION OF SHEFFIELD FORGEMASTERS
In February 1998, the Company acquired the assets of the aerospace division of Sheffield Forgemasters Limited, a private company in the United Kingdom, for approximately $110 million in an all-cash transaction.
   Sheffield Forgemasters' aerospace division consists of three companies in the United Kingdom as well as two sales companies in the United States:

   * Special Melted Products Limited, which produces high integrity vacuum melted and remelted steel and nickel alloys in various forms;

   * Jessop Saville Limited, which produces non-magnetic drill collars and downhole components for the oil and gas industry; and

   * Commercial Testing Services Limited, which offers high technology testing services to the steel and related metals manufacturing industries.

   The acquisition of these companies is expected to provide significant support to the Company's high performance metals businesses, primarily Allvac, as well as enhance service to customers by improving sales and distribution of nickel-based alloys and titanium in Europe. The acquisition provides additional vacuum melting, vacuum consumable remelting, electroslag remelting, and forging capacity, which will complement Allvac's facilities. The division's GFM forging machine is one of the largest in the world.

AGREEMENTS WITH BETHLEHEM STEEL CORPORATION
In January 1998, Bethlehem Steel Corporation ("Bethlehem") and the Company jointly announced that they had entered into three agreements that would become effective after Bethlehem closes its previously announced acquisition of Lukens Inc. ("Lukens").
   Under these agreements, Bethlehem would provide the Company with conversion services for stainless steel hot bands and coiled plate wider than the Company can currently produce; the Company would purchase certain assets that Lukens uses in the manufacture of stainless steel products; and the Company would supply hot roll bands to Bethlehem for further processing on the stainless steel coil finishing facilities that Lukens currently owns.
   Under the conversion agreement, Bethlehem has agreed, for a 20-year period, to provide the Company with up to 15 percent of the available time on Lukens' Coatesville, Pennsylvania electric furnace melt shop and caster and Lukens' Conshohocken, Pennsylvania Steckel mill for the melting, casting and rolling of the Company's wide stainless steel products.
   Under the asset sales agreement, the Company would acquire certain assets of Lukens for $175 million. These assets include the Houston, Pennsylvania plant of Lukens' Washington Steel Division, which is used for the melting, casting and rolling of stainless steel hot bands; the wide anneal and pickle line recently installed at Lukens' Massillon, Ohio plant; and the vacuum-oxygen decarburization unit used in the refining of stainless steel at Lukens' Coatesville, Pennsylvania plant.
   Under the hot band supply agreement, the Company would supply Bethlehem with up to 150,000 tons of stainless bands for further processing at Lukens' stainless cold finishing facilities at its Washington, Pennsylvania and Massillon plants until Bethlehem sells these facilities, as previously announced.
   The agreements are subject to the completion of Bethlehem's acquisition of Lukens as well as customary closing conditions. It is anticipated that the agreements will be effective and that the asset purchases will be closed soon after Bethlehem's acquisition of Lukens is consummated.

AEROTRONICS CONTROLS
In November 1997, the Company acquired a controlling interest in Aerotronics Controls, Inc. ("ACI"), a Connecticut-based startup company specializing in the design and development of electronic engine controls and management systems for piston aircraft engines. The microprocessor-based products under development by ACI are designed to modernize the engine management systems of both new and existing piston-powered light aircraft, including those powered by engines produced by Teledyne Continental Motors, an Allegheny Teledyne company.
   Piston aircraft engines for light aircraft currently operate with mechanical ignition systems and pilot-controlled fuel scheduling. The incorporation of microprocessor-based products being developed by ACI on piston-powered light aircraft is designed to yield improved fuel efficiencies, emissions reduction, reduced pilot workload, and to reduce engine maintenance cost induced by variations in pilot operating patterns. ACI expects to certify and begin production of initial product offerings within approximately two years.


                                   ----------

DIVESTITURES
In 1997, the Company announced a program of divesting businesses which did not meet long-term criteria for critical mass, strategic fit and opportunities for growth. During the year the Company sold six businesses which manufactured collapsible metal and laminate packaging tubes, thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds, welded stainless tubular products, and operated job training centers for the U.S. government. Net after-tax proceeds from sales of these non-strategic businesses together with proceeds from sales of investments, surplus real estate and Company aircraft totaled $82.4 million in 1997. The Company continues to work on the divestiture of other non-strategic businesses and the sale of surplus real estate holdings.

RESULTS OF OPERATIONS
The Company's sales from continuing businesses were $3.6 billion in 1997 and 1996 and $3.7 billion in 1995. Foreign sales represented approximately 17% of sales in 1997 and 1996 and 15% of total sales in 1995. Sales under contracts with the U.S. Government, which included contracts with the Department of Defense, represented approximately 14%, 18%, and 19% of total sales in 1997, 1996, and 1995, respectively. Defense sales represented approximately 9%, 12%, and 15% of total sales in 1997, 1996, and 1995, respectively.
   Sales and operating profit for the Company's four business segments are presented separately below and in Note 11 of the Notes to Consolidated Financial Statements. Certain amounts for 1996 and 1995 have been reclassified to conform with the 1997 presentation.

SPECIALTY METALS
(In millions)                                   1997      % Change         1996     % Change         1995
----------------------------------------------------------------------------------------------------------
Sales from Continuing Operations            $1,934.3            1%     $1,915.7         (7)%     $2,070.3
----------------------------------------------------------------------------------------------------------
Operating Profit                               267.4            --        268.0         (9)%        294.1
----------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales      13.8%                      14.0%                     14.2%
----------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales         11.7%                      10.4%                     10.7%
----------------------------------------------------------------------------------------------------------

1997 COMPARED TO 1996
Sales for the specialty metals segment increased 1% and operating profit remained virtually unchanged in 1997 compared to 1996, despite an increasingly difficult pricing environment for stainless steel commodity grades and a $4.9 million charge for environmental expenses. Tight operating cost controls remained in effect throughout the specialty metals segment.
   Sales of Allegheny Ludlum and Rodney Metals, which consist primarily of flat-rolled products, declined 6% in 1997. Tons shipped increased 1% in 1997, but sales declined due to the significant pricing pressure in commodity stainless steel products. Tons shipped in 1997 were 542,000 compared to 535,000 in 1996. Operating profit declined 22% reflecting the impact of European and Asian pricing pressure and increased imports in the U.S. markets. Average selling prices of flat-rolled specialty materials declined to $2,380 per ton in 1997 from $2,568 in 1996.
   Operating profit, excluding the environmental charge, and sales from businesses other than flat-rolled products increased 51% and 19%, respectively, compared to 1996. These results reflected strong demand from commercial aerospace and chemical processing industries for specialized metals such as nickel-based superalloys, titanium, niobium and zirconium.
   The Company invested $12.7 million in 1997 and has invested $19.2 million to-date in a Chinese joint venture, Shanghai STAL Precision Stainless Steel Limited Company, and plans to invest approximately $6 million in 1998. Allegheny Ludlum own 60% of the venture. It is expected that the plant being constructed by the joint venture will become operational in December 1998.
   In February 1998, an early settlement was reached on a new three-year labor agreement covering United Steelworkers of America union members working at Allegheny Ludlum plants in Pennsylvania, New York, Indiana, and Connecticut which is effective through June 30, 2001.

1996 COMPARED TO 1995

Sales and operating profit for the specialty metals segment declined 7% and 9%, respectively, in 1996 compared to 1995.
   Strong demand by commercial aerospace and industrial markets for highly specialized metals, such as nickel-based superalloys and titanium, and improved profitability of zirconium products were offset by weak selling prices for commodity flat-rolled stainless steel.
   Sales of Allegheny Ludlum and Rodney Metals, which consisted primarily of flat-rolled products, declined 14% in 1996. Lower shipments, primarily at Allegheny Ludlum, coupled with significant pricing pressure in commodity stainless steel products caused this sales decline. Tons shipped in 1996 were 535,000 compared to a record 589,000 in 1995.

                                   ----------

   Operating profit declined 31% reflecting the impact of European and Asian pricing pressure and increased imports in the U.S. markets. Average selling prices of flat-rolled specialty materials declined to $2,568 per ton in 1996 from a high of $2,725 in 1995. In addition, raw material surcharges declined throughout 1996 and were virtually eliminated by year-end. Raw material costs decreased in 1996 but only partially offset lower selling prices of commodity products. Allegheny Ludlum's two unplanned equipment outages in the first quarter of 1996 also contributed to the decline in operating profit.
   Sales and operating profit at Allvac increased substantially in 1996 primarily due to increased shipments and higher average sales prices for nickel-based and titanium-based alloys. The sales price increase reflected strong demand from commercial aerospace, biomedical and recreation markets, and was supplemented with continuing cost containment efforts.
   Operating results at Wah Chang also increased substantially in 1996 primarily due to increased sales, especially of titanium products, and cost reduction efforts begun in the fourth quarter of 1995. Titanium products benefited from significant sales increases primarily due to the improved commercial aerospace industry and the increasing use of titanium in recreational products. The profitability of zirconium products benefited from favorable sales mix shifts, lower raw material costs and price increases. Earnings from niobium products increased primarily due to lower processing costs and lower cost foreign-sourced raw materials.

AEROSPACE AND ELECTRONICS
(In millions)                                   1997      % Change         1996     % Change         1995
----------------------------------------------------------------------------------------------------------
Sales from Continuing Operations              $927.0          (4)%       $970.0           8%       $897.1
----------------------------------------------------------------------------------------------------------
Operating Profit                                90.3         (10)%        100.4          18%         85.1
----------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales       9.7%                      10.4%                      9.5%
----------------------------------------------------------------------------------------------------------
U.S. Government Sales as a Percentage of Sales 46.2%                      56.0%                     54.1%
----------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales         18.7%                      21.0%                     22.7%
----------------------------------------------------------------------------------------------------------

1997 COMPARED TO 1996
Sales for the aerospace and electronics segment decreased 4% and operating profit decreased 10% in 1997 compared to 1996. Teledyne Ryan Aeronautical experienced declines in sales and operating profit primarily due to the scheduled wind-down of the current phase of the Global Hawk High Altitude Endurance Unmanned Aerial Surveillance/ Reconnaissance Vehicle program and the completion in 1996 of a contract to supply mid-range unmanned aerial vehicles. In September 1997, Ryan received authorization from the Pentagon to build two additional Global Hawk vehicles and to begin procuring certain items for a fifth vehicle. In 1997, The Boeing Company notified Ryan that it has decided to terminate the long-standing agreement with Ryan to fabricate the Apache helicopter fuselage. Future business for this product from Boeing appears unlikely. Operating results declined at Teledyne Brown Engineering due to lower shipments and funding levels on defense and NASA contracts and costs associated with restructuring its operations. Nonrecurring expenses, primarily research and development-related expenses for avionics, resulted in declines in operating profit at Teledyne Controls, a business unit of Teledyne Electronic Technologies. Teledyne Electronic Technologies continued to be the largest contributor to the segment's sales and profit for 1997. Demand for electromechanical relays, circuit board contract manufacturing, and microelectronic hybrid products paced these results.

1996 COMPARED TO 1995
Sales for the aerospace and electronics segment increased 8% and operating profit increased 18% in 1996 compared to 1995. Sales increased in development work on the Global Hawk unmanned aerial vehicle and in electronic devices, electromechanical relays and avionics for commercial customers.
   Sales also improved in engineering services related to the environmental cleanup of chemical munitions and engines for the general aviation market.
   These sales improvements were partially offset by the scheduled wind-down of a phase of the U.S. Apache helicopter program and by the completion of contracts to supply electronic countermeasure equipment for the international market and fabricated products to the U.S. Government.
   Operating profit for the segment benefited from the increase in sales and improved profitability on a contract to supply mid-range unmanned aerial vehicles.


                                   ----------

INDUSTRIAL
(In millions)                                   1997      % Change         1996     % Change         1995
----------------------------------------------------------------------------------------------------------
Sales from Continuing Operations              $532.0            3%       $515.7          11%       $465.8
----------------------------------------------------------------------------------------------------------
Operating Profit                                60.7           25%         48.5          23%         39.3
----------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales      11.4%                       9.4%                      8.4%
----------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales         35.4%                      36.6%                     25.1%
----------------------------------------------------------------------------------------------------------

1997 COMPARED TO 1996
Sales for the industrial segment increased 3% and operating profit increased 25% in 1997 compared to 1996. Operating profit improved for Teledyne Metalworking Products, formerly Teledyne Advanced Materials. This business unit is the largest revenue and profit producer in this segment. It manufactures tungsten and tungsten carbide products, including cutting tools and inserts, for the global metal forming market. In addition, sales and operating profit improved at Portland Forge and at Teledyne Specialty Equipment's mining and construction equipment and material handling businesses. These improvements in results were offset by a decline in operating profit and sales at Casting Service due primarily to discontinuing certain product lines and costs associated with other restructuring activities.

1996 COMPARED TO 1995
Sales for the industrial segment increased 11% and operating profit increased 23% in 1996 compared to 1995. Improvements were primarily the result of the acquisition of the European-based Stellram Group, a manufacturer of high precision milling, boring and drilling systems, in December 1995. Increased sales of nitrogen cylinder systems for the metal stamping industry, improved operating efficiencies in the pressure relief valve business and cost reductions in the material handling business also contributed to the growth in the segment's operating profit. A decline in operating results at Portland Forge due to weakness in the heavy truck market partially offset these improvements.

CONSUMER
(In millions)                                   1997      % Change         1996     % Change         1995
----------------------------------------------------------------------------------------------------------
Sales from Continuing Operations              $253.8           11%       $228.3           5%       $218.2
----------------------------------------------------------------------------------------------------------
Operating Profit                                34.5          141%         14.3          42%         10.1
----------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales      13.6%                       6.3%                      4.6%
----------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales         18.0%                      18.7%                     19.2%
----------------------------------------------------------------------------------------------------------

1997 COMPARED TO 1996
Sales for the consumer segment increased 11% and operating profit increased 141% in 1997 compared to 1996. The improvement in operating results at Teledyne Water Pik was particularly strong due to the favorable performance of new products and cost reductions. Sales and operating profit improved at Teledyne Laars primarily due to the successful integration of the pool products of Laars and Jandy Industries, a major United States producer of water flow control valves and electronic control systems for the swimming pool industry which was acquired in 1996, and the introduction of a new pool heater product.

1996 COMPARED TO 1995
Sales for the consumer segment increased 5% and operating profit increased 42% in 1996 compared to 1995. Sales improved primarily due to the acquisition of Jandy Industries. Residential and commercial heating systems and home water treatment products also contributed to the improvement in sales.
   Operating profit for the segment increased as a result of the acquisition of Jandy and reduced product introduction expenses in 1996, which were partially offset by costs associated with discontinuing products and restructuring manufacturing facilities and by a settlement of patent litigation.


                                   ----------

MERGER AND RESTRUCTURING COSTS
The Company recorded charges of $11.2 million in 1997 and $57.5 million in 1996 for severance, financial advisory, legal, accounting, and other costs associated with the combination of Allegheny Ludlum and Teledyne.

CORPORATE EXPENSES
Corporate expenses declined to $31.0 million in 1997 from $40.1 million in 1996 and $47.7 million in 1995, excluding a one-time gain discussed below. The decline in 1997 resulted primarily from the consolidation and restructuring of the Allegheny Ludlum and Teledyne corporate operations and the continued focus on cost controls. The decline in 1996 resulted from a reduction in legal and compliance expenses.
   In 1995, the New Piper Aircraft, Inc. emerged from bankruptcy with the Company having exchanged its major creditor position for 24.2% equity ownership and an option to purchase an additional 24.2%. As a result, the Company recognized a gain of $5.9 million in 1995.

OPERATIONS SOLD OR HELD FOR SALE
Income from operations sold or held for sale in 1997 included pretax gains of $18.1 million on the divestitures of six businesses which operated job training centers for the U.S. Government and which manufactured collapsible metal and laminate packaging tubes, thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds, and welded stainless tubular products, $27.6 million on the sale of the Company's investment in Semtech Corporation common stock, and $17.3 million on the sale of the Company's investment in Nitinol Development Corporation. In addition, operating results for operations sold or held for sale included a charge of $5.3 million to write off the Company's investment in a research and development venture in 1997 and charges of $6.8 million in 1997 and $7.7 million in 1996 to settle certain U.S. Government contracting matters relating to former Teledyne businesses.
   Income from operations sold or held for sale in 1996 included pretax gains of $41.0 million on the sale of the Company's defense vehicle business and $20.3 million on the sale of surplus California real estate. For 1995, income from operations sold or held for sale included a pretax gain of $50.7 million on the sale of the Company's defense electronics systems business.
   These amounts are included in other income on the income statement.

INCOME TAXES
The Company's effective income tax rate was 37.4%, 41.1% and 37.2% in 1997, 1996 and 1995, respectively. The 1997 rate includes the effect of favorable adjustments to prior years' tax liabilities. The 1996 rate resulted from non-deductible business combination costs in 1996.
   The Company has determined, based on its history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at December 31, 1997 will be realized.

FINANCIAL CONDITION AND LIQUIDITY
In 1997, cash generated from operations of $256.7 million, proceeds from the sales of businesses and investments of $142.8 million and proceeds from the exercise of stock options of $35.4 million were used to purchase treasury stock of $107.7 million, pay dividends of $112.2 million, invest $111.5 million in capital equipment and business expansion and reduce long-term debt by $109.8 million. Cash transactions plus cash on hand at the beginning of the year resulted in a cash position of $50.3 million at December 31, 1997.
   Working capital increased to $667.2 million at December 31, 1997 compared to $614.0 million at the end of 1996. The current ratio increased to 2.2 in 1997 from 2.0 in 1996. The increase in working capital was primarily due to higher inventory levels related to increased demand for high performance superalloys and lower accrued liabilities.
   The Company redeemed the Teledyne, Inc. 7% subordinated debentures on September 23, 1997. Payment was made in an amount equal to 100% of the principal amount of the debentures, in the aggregate amount of $19.5 million, plus accrued interest to the redemption date.
   The Company's debt to capitalization ratio declined to 25% in 1997 from 34% in 1996. The Company's net debt to total capitalization ratio declined to 22% in 1997 from 31% in 1996.
   Total capital expenditures for 1998 are expected to approximate $150 million with the largest item being $30 million (of the total cost of approximately $40 million) for a Sendzimir mill which is expected to go on stream at Allegheny Ludlum's Vandergrift, Pennsylvania plant in late 1999 and approximately $10 million (of the total cost of approximately $19 million) for the 60-inch wide upgrade of the anneal and pickle line at Allegheny Ludlum's West Leechburg, Pennsylvania plant which is expected to be completed by mid-1999.
   In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with overfunded defined benefit pension plans of Teledyne. The resulting pension plan is fully funded with assets significantly in excess of the projected benefit obligations. As a result, for the indefinite future, the Company does not anticipate that it will have to contribute to its defined benefit pension plan. Under current Internal Revenue Code regulations, certain amounts paid for retiree medical expenses may be reimbursed annually from the excess pension plan assets. In 1997, the Company recovered the pretax amount of $31.9 million under these regulations. While not affecting reported operating profit, cash flow increased by the after-tax effect of the recovered amount.


                                   ----------

   The Company believes that internally generated funds, current cash on hand and borrowings from existing credit lines will be adequate to meet foreseeable needs.

   In 1997, the Company repurchased 3.8 million shares of common stock at a cost of $107.7 million at per share prices ranging from $25-1/8 to $32-3/4. However, average common shares outstanding for 1997 are slightly higher than 1996 because share issuances upon stock option exercises exceeded share repurchases. The 12 million share repurchase program initiated earlier in 1997 was terminated October 31, 1997 in connection with the announced proposed acquisition of OREMET, which will be accounted for as a pooling of interests.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements will be adopted by the Company in 1998, and are not expected to have a material effect on the consolidated financial statements.

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

HEDGING
The Company uses derivative financial instruments from time to time to hedge ordinary business risks regarding foreign currencies on product sales and to partially hedge against volatile raw material cost fluctuations in the specialty metals segment. The Company believes that adequate controls are in place to monitor these activities, which are not financially material.

ENVIRONMENTAL
The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws. The Company's reserves for environmental remediation totaled approximately $40 million at December 31, 1997. Based on currently available information, management does not believe future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.
   With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 35 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 10 of these sites, and the potential loss exposure with respect to any of these 35 individual sites is not considered to be material.
   In 1996, AICPA Statement of Position 96-1, Environmental Remediation Liabilities, was issued which established accounting standards for recognition of environmental costs. This statement, which was adopted in 1997, did not have a material effect on the consolidated financial statements.
   For additional discussion of environmental matters, see Notes 1 and 14 of the Notes to Consolidated Financial Statements.

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


                                   ----------
                                       27

   Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. The False Claims Act permits a person to assert the rights of the U.S. Government by initiating a suit under seal against a contractor if such person purports to have information that the contractor falsely submitted a claim to the U.S. Government for payment. If it chooses, the U.S. Government may intervene and assume control of the case.
   Although government contracting claims may be resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. Given the extent of the Company's business with the U.S. Government, a suspension or debarment of the Company could have a material adverse effect on the future operating results and consolidated financial condition of the Company. However, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.
   For additional discussion of government contract matters, see Note 14 of the Notes to Consolidated Financial Statements.

IMPACT OF YEAR 2000 ON COMPUTER SYSTEMS
For the past several years, the Company has been working on modifying or replacing portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The year 2000 date is an issue that affects most businesses including suppliers and customers of the Company. The Company anticipates spending approximately $9 million in 1998 and may spend additional amounts in subsequent years to address the issue.

   Based upon internal assessments, formal communications with suppliers and customers with which the Company exchanges electronic data, and work completed to date, the Company expects that all necessary modifications will be complete prior to any significant impact on the Company's operating systems.

FORWARD LOOKING AND OTHER STATEMENTS
This annual report contains various "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which represent the Company's expectations or beliefs concerning various future events, include the following: statements concerning anticipated effects of the potential acquisition of OREMET, the acquisition of the aerospace division of Sheffield Forgemasters, the agreements with Bethlehem Steel Corporation and the acquisition of Aerotronics on earnings, cost savings and operations of the Company; net cash flow; aviation and aerospace industry trends; certain expected capital expenditures; computer software modification or replacement; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; and future environmental costs. These statements are based on current expectations that involve a number of risks and uncertainties, including those described under the captions "Other Matters -- Environmental" and "Other Matters -- Government Contracts." Other important factors that could cause actual results to differ from those in such forward-looking statements include the following:
   Demand for Specialty Metals. Demand for products of the Company's specialty metals businesses, which accounted for a significant portion of the Company's 1997 total sales and its 1997 total income, is cyclical because the industries in which customers of such businesses operate are cyclical and are subject to changes in general economic conditions, including decreases in the rate of consumption or use of their products due to economic recessions or due to increases in use or decreases in price of other materials which may be used in lieu of the materials they produce, national and international overcapacity, fluctuations in the value of the U.S. dollar against other currencies, and levels of lower priced imports, which affect market demand for specialty materials. From time to time, these industries have experienced significant downturns. Significant downturns in the domestic economy are believed to have adversely affected the results of operations of Allegheny Ludlum, Teledyne and OREMET from time to time during their respective histories. As a result, the Company's operating results could be subject to significant fluctuation.


                                   ----------

   Raw Materials for Specialty Metals. Certain of the principal raw materials used to produce specialty metals can be acquired only from foreign sources, some of which are located in countries that may be subject to unstable political and economic conditions which might disrupt supplies or affect the prices of these materials. Purchase prices of certain critical raw materials are volatile. As a result, the Company's operating results could be subject to significant fluctuation.
   Export Sales. Among the risks associated with export sales are export controls, changes in legal and regulatory requirements, policy changes affecting the markets for the Company's products, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability, accounts receivable collection and the seasonality of foreign sales. Any of these factors could have an adverse effect on the Company's results of operations.
   Acquisition and Disposition Strategy. The Company intends to continue to strategically position its businesses in order to improve its competitive posture by seeking specialty niches, expanding its global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing businesses. Accordingly, the Company regularly considers acquisition and business combination opportunities as well as possible business dispositions, and its management from time to time holds discussions with management of other companies to explore such opportunities and possible dispositions. As a result, the businesses comprising the Company are subject to change.
   Uncertainties Relating to Synergies. There can be no assurance that the Company will be able to realize, or do so within any particular time frame, the cost reductions, cash-flow increases or other synergies expected to result from acquisitions and other transactions the Company has made or may make or generate additional revenue to offset any unanticipated inability to realize such expected synergies. Realization of the anticipated benefits of acquisitions and other transactions could take longer than expected and implementation difficulties and market factors could alter the anticipated benefits.
   Employees. The Company employs approximately 22,000 persons, 9,000 of whom are employed at companies in the specialty metals segment. Approximately 24% of the Company's workforce is covered by various union contracts, certain of which are described below.
   Approximately 400 employees at Allegheny Ludlum's Washington Plant are covered by a labor contract with the United Steelworkers of America ("USWA") which is effective through September 30, 1999. Substantially all of Allegheny Ludlum's 3,300 other production and maintenance employees are covered by a recently approved three-year labor contract between the Company and the USWA, which is effective through June 30, 2001. In addition, approximately 700 Wah Chang employees are covered by a labor contract with the USWA which is effective through October 10, 2000.
   Additional risk factors are described from time to time in the Company's filings with the Securities and Exchange Commission.


                                   ----------

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In millions except per share amounts)

                                                             DECEMBER 31,    December 31,   December 31,
For the Years Ended                                                  1997            1996           1995
----------------------------------------------------------------------------------------------------------
SALES                                                          $  3,745.1      $  3,815.6     $  4,048.1
----------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of sales                                                  2,828.8         2,901.7        3,158.9
   Selling and administrative expenses                              484.1           515.5          479.0
   Merger and restructuring costs                                    11.2            57.5            6.4
   Interest expense, net                                             19.6            34.7           37.6
----------------------------------------------------------------------------------------------------------
                                                                  3,343.7         3,509.4        3,681.9
----------------------------------------------------------------------------------------------------------
Earnings before Other Income                                        401.4           306.2          366.2
Other Income                                                         73.8            78.5           74.7
----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                   475.2           384.7          440.9
Provision for Income Taxes                                          177.6           158.2          164.1
----------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                    297.6           226.5          276.8
Extraordinary Loss on Redemption
   of Debt, Net of Income Tax Benefit                                  --           (13.5)          (2.9)
----------------------------------------------------------------------------------------------------------
NET INCOME                                                          297.6           213.0          273.9
Dividends on Preferred Stock                                           --             2.0            1.6
----------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS                    $    297.6      $    211.0     $    272.3
----------------------------------------------------------------------------------------------------------
Basic Net Income per Common Share:
   Income before Extraordinary Loss                            $     1.70      $     1.28     $     1.56
   Extraordinary Loss                                                   --          (0.08)         (0.02)
----------------------------------------------------------------------------------------------------------
   BASIC NET INCOME PER COMMON SHARE                           $     1.70      $     1.20     $     1.54
----------------------------------------------------------------------------------------------------------
Diluted Net Income per Common Share:
   Income before Extraordinary Loss                            $     1.67      $     1.27     $     1.53
   Extraordinary Loss                                                  --           (0.08)         (0.02)
----------------------------------------------------------------------------------------------------------
   DILUTED NET INCOME PER COMMON SHARE                         $     1.67      $     1.19     $     1.51
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                   ---------

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions except share and per share amounts)


                                                                             DECEMBER 31,   December 31,
                                                                                     1997           1996
---------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                       $    50.3      $    62.5
Accounts receivable                                                                 518.0          522.5
Inventories                                                                         582.4          518.4
Deferred income taxes                                                                37.0           70.1
Tax refund                                                                            9.4             --
Prepaid expenses and other current assets                                            31.6           26.3
---------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                           1,228.7        1,199.8
Property, plant and equipment                                                       687.7          731.4
Prepaid pension cost                                                                379.7          352.5
Cost in excess of net assets acquired                                               169.9          177.1
Other assets                                                                        138.5          145.6
---------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                 $ 2,604.5      $ 2,606.4
---------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                                $   247.5      $   241.7
Accrued liabilities                                                                 314.0          344.1
---------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                        561.5          585.8
Long-term debt                                                                      326.1          443.4
Accrued postretirement benefits                                                     572.8          567.5
Other                                                                               144.4          138.2
---------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                              1,604.8        1,734.9
---------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock, par value $0.10: authorized - 50,000,000 shares; issued - none     --             --
   Common stock, par value $0.10: authorized - 600,000,000 shares; issued -
      176,346,720 in 1997 and 174,389,377 in 1996; outstanding - 174,329,604
      shares in 1997 and 174,389,377 shares in 1996                                  17.6           17.4
   Additional paid-in capital                                                       290.7          246.6
   Retained earnings                                                                752.7          596.7
   Treasury stock: 2,017,116 shares in 1997                                         (60.2)            --
   Other                                                                             (1.1)          10.8
---------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                       999.7          871.5
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 2,604.5      $ 2,606.4
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                   ----------

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)


                                                             DECEMBER 31,    December 31,   December 31,
For the Years Ended                                                  1997            1996           1995
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                     $ 297.6         $ 213.0        $ 273.9
   Adjustments to reconcile net income to
   net cash provided by (used in) operating activities:
      Depreciation and amortization                                  98.5           105.3          110.9
      Gains on sales of businesses                                  (69.2)          (64.5)         (51.1)
      Deferred income taxes                                          (5.7)           18.6           42.4
      Extraordinary loss on redemption of debt                         --            13.5            2.9
   Change in operating assets and liabilities:
      Inventories                                                   (68.8)          (67.1)         (12.9)
      Accrued liabilities                                           (43.5)          (13.8)         (30.8)
      Tax refund                                                     37.7              --             --
      Accrued income taxes                                           36.4            17.9           12.5
      Prepaid pension costs                                         (24.7)          (41.8)         (83.6)
      Accounts payable                                               10.6            21.3          (46.3)
      Long-term postretirement liability                              5.3            11.6           (0.6)
      Accounts receivable                                            (4.7)           13.0           (7.5)
   Other                                                            (12.8)            6.4            3.3
---------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                         256.7           233.4          213.1
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Proceeds from the sales of businesses and investments            112.1           124.8           69.0
   Purchases of property, plant and equipment                       (96.3)          (88.6)         (93.8)
   Disposals of property, plant and equipment                        30.7            16.0           14.8
   Investment in ventures and purchases of businesses               (15.2)          (23.6)         (43.2)
   Other                                                             (5.9)           (9.3)         (15.1)
---------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                25.4            19.3          (68.3)
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Payments on long-term debt and capital leases                   (114.2)         (436.5)        (114.9)
   Increase in long-term debt                                         4.4           290.5          167.3
---------------------------------------------------------------------------------------------------------
      Net increase (decrease) in long-term debt                    (109.8)         (146.0)          52.4
   Dividends paid - common and preferred stock                     (112.2)         (106.1)         (57.1)
   Purchases of common stock                                       (107.7)          (23.7)         (75.6)
   Exercises of stock options                                        35.4            13.9            6.4
   Redemption of preferred stock                                       --           (41.4)            --
   Other                                                               --             0.5            0.8
---------------------------------------------------------------------------------------------------------
      CASH USED IN FINANCING ACTIVITIES                            (294.3)         (302.8)         (73.1)
---------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (12.2)          (50.1)          71.7
Cash and cash equivalents at beginning of year                       62.5           112.6           40.9
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  50.3         $  62.5        $ 112.6
---------------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:
   Preferred stock dividends on common stock                      $    --         $   8.3        $  33.1
---------------------------------------------------------------------------------------------------------

Amounts presented on the Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses, and the effects of foreign currency translation.

The accompanying notes are an integral part of these statements.


                                   ----------

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions except per share amounts)

                                                Additional
                                        Common     Paid-In    Retained   Treasury             Stockholders'
                                         Stock     Capital    Earnings      Stock       Other       Equity
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994             $  17.8     $ 319.4     $ 314.3      $  --     $   3.9     $ 655.4
Net income                                  --          --       273.9         --          --       273.9
Preferred stock dividends on common
   stock (Teledyne $0.31 per share)         --          --       (33.1)        --          --       (33.1)
Cash dividends on common and
   preferred stock (Allegheny Ludlum
   $0.49 per common share,
   Teledyne $0.21 per common share
   and $0.60 per preferred share)           --          --       (57.1)        --          --       (57.1)
Employee stock plans                        --        11.6         0.1         --          --        11.7
Purchase and cancellation
   of common stock                        (0.4)      (75.2)         --         --          --       (75.6)
Increase in net unrealized appreciation     --          --          --         --         9.9         9.9
Currency translation adjustment             --          --          --         --         0.7         0.7
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                17.4       255.8       498.1         --        14.5       785.8
-------------------------------------------------------------------------------------------------------------
Net income                                  --          --       213.0         --          --       213.0
Preferred stock dividends on common
   stock (Teledyne $0.08 per share)         --          --        (8.3)        --          --        (8.3)
Cash dividends on common and preferred
   stock (Allegheny Teledyne $0.16 per
   common share, Allegheny Ludlum
   $0.42 per common share, Teledyne
   $0.44 per common share and $1.20
   per preferred share)                     --          --      (106.1)        --          --      (106.1)
Employee stock plans                        --        14.5          --         --          --        14.5
Purchase and cancellation
   of common stock                          --       (23.7)         --         --          --       (23.7)
Decrease in net unrealized appreciation     --          --          --         --        (1.6)       (1.6)
Currency translation adjustment             --          --          --         --        (2.1)       (2.1)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                17.4       246.6       596.7         --        10.8       871.5
-------------------------------------------------------------------------------------------------------------
Net income                                  --          --       297.6         --          --       297.6
Cash dividends on common stock
   ($0.64 per common share)                 --          --      (112.2)        --          --      (112.2)
Employee stock plans                       0.2        44.1       (29.4)      47.5          --        62.4
Purchase of common stock                    --          --          --     (107.7)         --      (107.7)
Decrease in net unrealized appreciation     --          --          --         --        (7.3)       (7.3)
Currency translation adjustment             --          --          --         --        (4.6)       (4.6)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997              $ 17.6      $290.7      $752.7     $(60.2)     $ (1.1)     $999.7
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                   ----------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


BOARD OF DIRECTORS
ALLEGHENY TELEDYNE INCORPORATED

We have audited the accompanying consolidated balance sheets of Allegheny Teledyne Incorporated and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 financial statements of Teledyne, Inc., a wholly owned subsidiary, which statements reflect total revenues constituting 63.1% of the related consolidated total for the year ended December 31, 1995. Those statements were audited by other auditors whose report thereon dated January 13, 1996 has been furnished to us, and our opinion, insofar as it relates to data included for Teledyne, Inc., is based solely on the report of the other auditors.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
   In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Teledyne Incorporated at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December
31, 1997, in conformity with generally accepted accounting principles.
   As discussed in Note 1 to the consolidated financial statements, in 1996 the Company changed its method of accounting for depreciation.


/s/ ERNST & YOUNG LLP
---------------------
    Ernst & Young LLP


Pittsburgh, Pennsylvania
January 19, 1998


                                   ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES --

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Allegheny Teledyne Incorporated ("Allegheny Teledyne") and its subsidiaries. As described in Note 2, on August 15, 1996, Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") combined to form Allegheny Teledyne. The combination was accounted for under the pooling of interests method of accounting and these consolidated financial statements reflect the combined financial position, operating results and cash flows of Allegheny Ludlum and Teledyne as if they had been combined for all periods presented. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, the "Company" refers to Allegheny Teledyne and its subsidiaries.

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

ACCOUNTS RECEIVABLE
Receivables are presented net of a reserve for doubtful accounts of $17.9 million at December 31, 1997 and $13.0 million at December 31, 1996. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

INVENTORIES
Inventories are stated at the lower of cost (last-in, first-out; first-in, first-out and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs.

PROPERTY AND EQUIPMENT
Property, plant and equipment are carried at cost. The straight-line method of depreciation was adopted for all property placed into service after July 1, 1996. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. The Company believes the method adopted on July 1, 1996 more appropriately reflects its financial results by better allocating costs of new property over the useful lives of these assets. In addition, the method more closely conforms with that prevalent in the industries in which the Company operates and with that used by Allegheny Ludlum. The effect of this change on net income for 1996 was not material.

COST IN EXCESS OF NET ASSETS ACQUIRED
Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 40 years.

FINANCIAL INSTRUMENTS
The fair values of financial instruments approximated their carrying values at December 31, 1997. Fair values have been determined through information obtained from quoted market sources and management estimates.
   The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair values, with net unrealized appreciation and depreciation on investments reported as a separate component of stockholders' equity.

ENVIRONMENTAL
Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect anticipated allocations among potentially responsible parties at federal Superfund sites or similar state-managed sites and an assessment of the likelihood that such parties will fulfill their obligations at such sites. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current



                                   ----------
technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

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

RESEARCH AND DEVELOPMENT
Company-funded research and development costs ($60.3 million in 1997, $66.2 million in 1996, and $66.5 million in 1995), which include bid and proposal costs, are expensed as incurred. Costs related to customer-funded research and development contracts are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for Company-funded research and development is recoverable through overhead cost allowances on government contracts.

INCOME TAXES
Provision for income taxes included deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

NET INCOME PER COMMON SHARE
In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed in a manner similar to fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements will be adopted by the Company in 1998, and are not expected to have a material effect on the consolidated financial statements.

RECLASSIFICATIONS
Certain amounts from prior years have been reclassified to conform with the 1997 presentation.

NOTE 2.
COMBINATION OF
ALLEGHENY LUDLUM AND TELEDYNE --

On August 15, 1996, Allegheny Ludlum and Teledyne became wholly owned subsidiaries of Allegheny Teledyne. Allegheny Ludlum shareholders received one share of Allegheny Teledyne common stock for each one of their Allegheny Ludlum common shares. Teledyne stockholders received 1.925 shares of Allegheny Teledyne common stock for each of their Teledyne common shares. There were 174.2 million shares of Allegheny Teledyne issued in the combination of the two companies. Revenues and net income for the six months ended June 30, 1996 (the most recent interim period prior to the pooling) were $691.7 million and $39.6 million, respectively, for Allegheny Ludlum and $1.3 billion and $102.4 million, respectively, for Teledyne. Intercompany transactions prior to the combination were not material.
   The Company recorded merger and restructuring costs of $11.2 million ($6.8 million net of tax) and $57.5 million ($42.9 million net of tax) in 1997 and 1996, respectively, for financial advisory, legal, accounting, severance and other costs associated with the combination of the companies.


                                   ----------

NOTE 3.
INVENTORIES --

                                                                             DECEMBER 31,   December 31,
(In millions)                                                                        1997           1996
---------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                        $ 166.9        $ 153.8
Work-in-process                                                                     524.2          515.1
Finished goods                                                                      112.9          104.8
---------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                   804.0          773.7
Less allowances to reduce current cost values to LIFO basis                        (206.4)        (229.6)
Progress payments                                                                   (15.2)         (25.7)
---------------------------------------------------------------------------------------------------------
TOTAL INVENTORIES                                                                 $ 582.4        $ 518.4
---------------------------------------------------------------------------------------------------------

   Inventories, before progress payments, determined on the last-in, first-out method were $531.4 million at December 31, 1997 and $423.3 million at December 31, 1996. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.
   During 1997, 1996, and 1995, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to increase net income by $7.3 million in 1997, $4.9 million in 1996, and $8.0 million in 1995.
   The Company enters into raw material (principally nickel) future contracts from time to time to hedge its exposure to price fluctuations. Gains and losses on hedged contracts are deferred and recognized in cost of sales upon expiration of the contract period. These contracts are not significant to the Company's total raw material purchases and are not material from a financial point of view. Inventories, before progress payments, related to long-term contracts were $16.2 million and $8.1 million at December 31, 1997 and 1996, respectively. Progress payments related to long-term contracts were $5.7 million and $8.5 million at December 31, 1997 and 1996, respectively.

NOTE 4.
LONG-TERM DEBT --

CREDIT AGREEMENTS
In August 1996, Allegheny Teledyne entered into a credit agreement with a group of banks that provides for borrowings of up to $500 million on a revolving credit basis. The agreement, as extended, has a five-year term. Interest is payable at prime or other alternative interest rate bases, at the Company's option. The agreement provides for an annual facility fee of 0.075%. The agreement has various covenants that limit the Company's ability to dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement that can also limit the amount of dividend payments and share repurchases. Under the most restrictive requirement, approximately 60% of the Company's retained earnings is currently free of restrictions pertaining to cash dividend distributions and share repurchases.
   The Company's subsidiaries also maintain credit agreements with various foreign banks which provide for additional borrowings of up to $58.5 million. These agreements provide for annual facility fees of 0.15%.
   Borrowings outstanding under the credit agreements are unsecured.
   Commitments under separate standby letters of credit outstanding were $42.1 million at December 31, 1997 and $38.3 million at December 31, 1996.

DEBENTURES
In 1997, Allegheny Teledyne redeemed the Teledyne 7% subordinated debentures. Payment was made in an amount equal to 100% of the principal amount of the debentures, in the aggregate amount of $19.5 million, plus accrued interest to the redemption date.
   In 1996, Allegheny Teledyne guaranteed the outstanding Allegheny Ludlum 6.95% debentures. In addition, utilizing $250 million from the credit agreement discussed above and $107 million from cash on hand, the Company redeemed the Teledyne 10% subordinated debentures. As a result, an extraordinary loss of $13.5 million, net of a tax benefit of $8.8 million, was recognized to write off the unamortized original issue discount.
   In 1995, $150 million of Allegheny Ludlum 6.95% debentures were issued. A portion of the proceeds from this issue was used to extinguish, at a premium to book value, $100 million of Allegheny Ludlum 5-7/8% convertible subordinated debentures, resulting in an extraordinary loss of $2.9 million, net of a tax benefit of $2.0 million.


                                   ----------

   Long-term debt at December 31, 1997 and 1996 was as follows:

                                                                             DECEMBER 31,   December 31,
(In millions)                                                                        1997           1996
---------------------------------------------------------------------------------------------------------
Credit agreements                                                                 $ 150.1        $ 241.3
Allegheny Ludlum 6.95% debentures, due 2025                                         150.0          150.0
Industrial revenue bonds due 1998 through 2007                                       15.2           16.6
Capitalized leases and other                                                         13.6           19.3
Teledyne 7% subordinated debentures                                                    --           20.7
---------------------------------------------------------------------------------------------------------
                                                                                    328.9          447.9
Current portion                                                                      (2.8)          (4.5)
---------------------------------------------------------------------------------------------------------
Total long-term debt                                                              $ 326.1        $ 443.4
---------------------------------------------------------------------------------------------------------

   The weighted average interest rate of borrowings outstanding under the credit agreements was 5.5% at December 31, 1997 and 5.2% at December 31, 1996.
   Scheduled maturities of long-term borrowings during the next five years are $2.8 million in 1998, $2.1 million in 1999, $1.5 million in 2000, $1.2 million in 2001, and $11.5 million in 2002. Scheduled repayments under revolving credit agreements are $45.1 million in 1999 and $105.0 million in 2002.
   Interest expense was $28.5 million in 1997, $48.5 million in 1996, and $50.6 million in 1995. Interest and commitment fees paid were $29.6 million in 1997, $48.5 million in 1996, and $48.1 million in 1995.

NOTE 5.
SUPPLEMENTAL BALANCE SHEET INFORMATION --

Cash and cash equivalents were as follows:

                                                                             DECEMBER 31,   December 31,
(In millions)                                                                        1997           1996
----------------------------------------------------------------------------------------------------------
Cash (Gross of outstanding checks: 1997 - $22.5 million; 1996 - $30.6 million)   $   11.1        $   24.3
Other short-term investments, at cost which approximates market                      39.2            38.2
----------------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                  $   50.3        $   62.5
----------------------------------------------------------------------------------------------------------

Property, plant and equipment were as follows:

                                                                             DECEMBER 31,   December 31,
(In millions)                                                                        1997           1996
----------------------------------------------------------------------------------------------------------
Land                                                                             $   37.3        $   41.1
Buildings                                                                           266.0           281.4
Equipment and leasehold improvements                                              1,264.4         1,256.9
----------------------------------------------------------------------------------------------------------
                                                                                  1,567.7         1,579.4
Accumulated depreciation and amortization                                          (880.0)         (848.0)
----------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                              $  687.7        $  731.4
----------------------------------------------------------------------------------------------------------

   Accrued liabilities included salaries and wages of $79.1 million and $80.7 million in 1997 and 1996, respectively, and accrued severance costs of $5.6 million and $11.9 million in 1997 and 1996, respectively.


                                   ----------

NOTE 6.
REDEMPTION OF PREFERRED STOCK --

On August 14, 1996, all of the outstanding shares of the Teledyne Series E Cumulative Preferred Stock were redeemed at $15.60 per share.

NOTE 7.
STOCKHOLDERS' EQUITY --

PREFERRED STOCK
Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 1997, there were no shares of preferred stock issued.

COMMON STOCK
In connection with the combination of Allegheny Ludlum and Teledyne, Allegheny Teledyne assumed stock options and awards, as well as purchase and designation rights and related awards outstanding under stock-based compensation plans maintained by Allegheny Ludlum and Teledyne prior to the combination. In addition, Allegheny Teledyne's Board of Directors adopted the Allegheny Teledyne Incorporated 1996 Incentive Plan and the 1996 Non-Employee Director Stock Compensation Plan, which were approved by the stockholders on August 15, 1996. The 1996 Incentive Plan provides for awards of up to 9,000,000 shares of Allegheny Teledyne common stock to officers and key employees of the Company. A maximum of 700,000 shares or options to acquire shares may be issued under the 1996 Non-Employee Director Stock Compensation Plan to directors who are not employees of the Company.
   The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these plans had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," net income would have been reduced by $2.7 million, or $0.02 per share, $2.0 million, or $0.01 per share, and $0.3 million, with no impact on per share amounts, for the years ended December 31, 1997, 1996 and 1995, respectively. The impact on earnings per share is the same under both the basic and diluted methods for each of these years. Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                     1997            1996           1995
----------------------------------------------------------------------------------------------------------
   Expected Dividend Yield                                            2.5%            3.6%           3.9%
   Expected Volatility                                                 31%             31%            31%
   Risk-Free Interest Rate                                            6.4%            6.4%           6.2%
   Expected Lives                                                     8.0             8.0            8.0

   Weighted-average fair value of options granted during year      $ 8.74           $5.15          $3.82
----------------------------------------------------------------------------------------------------------

   Stock option transactions under the Company's employee plans are summarized as follows:

                                 1997                        1996                         1995
-----------------------------------------------------------------------------------------------------------
                                     WEIGHTED-                    Weighted-                    Weighted-
                        NUMBER OF     AVERAGE        Number of     Average        Number of     Average
                         SHARES   EXERCISE PRICE      Shares   Exercise Price      Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------
Outstanding
   beginning of year   8,552,958      $12.42         7,937,884     $10.90        7,626,897      $10.51
Granted                  110,000      $24.36         2,058,200     $16.57        1,207,301      $12.54
Exercised             (3,626,713)     $10.21        (1,074,512)    $ 9.35         (723,339)     $ 9.28
Cancelled               (675,504)     $12.67          (368,614)    $11.75         (172,975)     $11.31
-----------------------------------------------------------------------------------------------------------
Outstanding
   end of year         4,360,741      $14.52         8,552,958     $12.42        7,937,884      $10.90
-----------------------------------------------------------------------------------------------------------
Exercisable at
   end of year         1,987,947      $12.47         4,003,054     $10.49        3,500,875       $9.71
-----------------------------------------------------------------------------------------------------------


                                   ----------

   Exercise prices for options outstanding as of December 31, 1997 ranged from $8.51 to $28.25. The weighted-average remaining contractual life of those options is 7.6 years.
   In addition to the Company's stock option plans, at December 31, 1997, a maximum of 231,200 shares were issuable to 42 employees under the Allegheny Ludlum Performance Share Plan based on units awarded to such participants for the 1995-1996 award period, which are payable in three annual installments beginning in 1997.
   Compensation expense related to the various stock-based plans was $4.3 million in 1997, $5.5 million in 1996 and $10.0 million in 1995.

NOTE 8.
INCOME TAXES --

Provision for income taxes was as follows:

(In millions)                                                       1997             1996           1995
---------------------------------------------------------------------------------------------------------
Current
   - Federal                                                       $136.4          $114.6         $100.4
   - State                                                           24.8            19.0           17.3
   - Foreign                                                          8.5             6.0            4.0
---------------------------------------------------------------------------------------------------------
      - Total                                                       169.7           139.6          121.7
---------------------------------------------------------------------------------------------------------
Deferred
   - Federal                                                          1.3            11.2           29.8
   - State                                                            6.2             7.2           12.6
   - Foreign                                                          0.4             0.2             --
---------------------------------------------------------------------------------------------------------
      - Total                                                         7.9            18.6           42.4
---------------------------------------------------------------------------------------------------------
Provision for income taxes                                         $177.6          $158.2         $164.1
---------------------------------------------------------------------------------------------------------
Income taxes paid                                                  $110.2          $115.4         $ 55.0
---------------------------------------------------------------------------------------------------------

   Income before income taxes and extraordinary loss included income from domestic operations of $452.4 million in 1997, $366.6 million in 1996 and $437.1 million in 1995.
   The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                                    1997            1996           1995
---------------------------------------------------------------------------------------------------------
Federal tax rate                                                    35.0%           35.0%          35.0%
   State and local income taxes, net of federal tax benefit          4.3             4.3            4.4
   Capitalization of merger and restructuring costs                   --             1.8             --
   Amortization of cost in excess of net assets acquired             0.3             0.3            0.3
   Foreign sales corporation exemption                              (0.6)           (0.6)          (0.4)
   Other                                                            (1.6)            0.3           (2.1)
---------------------------------------------------------------------------------------------------------
Effective income tax rate                                           37.4%           41.1%          37.2%
---------------------------------------------------------------------------------------------------------

   Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities which have resulted in differences in the timing of the recognition of income and expense were as follows:


                                   ----------

                                                                                     1997           1996
---------------------------------------------------------------------------------------------------------
Deferred Income Tax Assets
---------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                                        $225.8         $223.2
Deferred compensation and other benefit plans                                        32.3           37.4
Self-insurance reserves                                                              21.9           16.5
Long-term contracts                                                                   3.3            6.9
Other items                                                                          81.0           85.1
---------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                    364.3          369.1
---------------------------------------------------------------------------------------------------------
Deferred Income Tax Liabilities
---------------------------------------------------------------------------------------------------------
Pension asset                                                                       154.7          143.1
Bases of property, plant and equipment                                              112.2          110.8
Inventory valuation                                                                  15.8           15.2
Other items                                                                          10.1           26.3
---------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                               292.8          295.4
---------------------------------------------------------------------------------------------------------
Net deferred income tax asset                                                      $ 71.5         $ 73.7
---------------------------------------------------------------------------------------------------------

NOTE 9.
PENSION PLANS AND
OTHER POSTEMPLOYMENT BENEFITS --

In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with over-funded defined benefit pension plans of Teledyne, and Allegheny Teledyne became the plan sponsor.
   The Company has defined benefit pension plans and defined contribution plans covering substantially all of its employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.
   Components of pension expense (income) for the Company's defined benefit plans included the following:

                                                                              Expense (Income)
(In millions)                                                        1997            1996           1995
---------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                    $  36.3         $  33.9        $  28.4
Interest cost on benefits earned in prior years                     130.9           124.1          121.8
Expected return on plan assets                                     (206.7)         (202.7)        (164.1)
Net amortization of unrecognized amounts                            (19.8)          (22.3)         (42.8)
---------------------------------------------------------------------------------------------------------
   Pension income                                                 $ (59.3)        $ (67.0)       $ (56.7)
---------------------------------------------------------------------------------------------------------

   Actual return on plan assets was income of $426.0 million, $28.8 million and $375.6 million in 1997, 1996 and 1995, respectively. Pension costs for defined contribution plans were $15.4 million in 1997, $16.2 million in 1996 and $14.9 million in 1995.
   Actuarial assumptions used to develop the components of pension expense (income) were as follows:

                                                                     1997            1996           1995
---------------------------------------------------------------------------------------------------------
Discount rate                                                       7.25%            7.5%           7.9%
Rate of increase in future compensation levels                    3%-4.5%         3%-4.5%        3%-4.5%
Expected long-term rate of return on assets                          9.0%            8.6%           7.8%



                                   ----------

   Plan assets in excess of projected benefit obligation were as follows:

                                                                             DECEMBER 31,   December 31,
(In millions)                                                                        1997           1996
---------------------------------------------------------------------------------------------------------
Plan assets at fair value, primarily listed stocks,
   government securities and pooled investment funds                             $2,615.7       $2,359.2
---------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
   Vested benefit obligation                                                      1,781.7        1,573.4
   Non-vested benefit obligation                                                       --           91.1
---------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                                 1,781.7        1,664.5
   Additional benefits related to future compensation levels                        142.4          172.8
---------------------------------------------------------------------------------------------------------
   Projected benefit obligation                                                   1,924.1        1,837.3
---------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                            $  691.6       $  521.9
---------------------------------------------------------------------------------------------------------

                                                                             DECEMBER 31,   December 31,
(In millions)                                                                        1997           1996
---------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation:
Included in balance sheet:
   Prepaid pension cost                                                          $  379.7       $  352.5
   Other long-term liabilities                                                      (10.4)          (4.0)
Not included in balance sheet:
   Unrecognized net gain due to experience different from
      that assumed and changes in the discount rate                                 276.9           90.5
Unrecognized net asset at adoption of SFAS No. 87, net of amortization              131.4          161.9
   Unrecognized prior service cost                                                  (86.0)         (79.0)
---------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                            $  691.6       $  521.9
---------------------------------------------------------------------------------------------------------

   Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.
   Discount rates of 7.0% at December 31, 1997 and 7.25% at December 31, 1996 were used for the valuation of pension obligations.

OTHER POSTRETIREMENT BENEFIT PLANS
The Company sponsors several defined benefit postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date thereby creating a defined contribution.
   Cash from excess pension assets of $31.9 million in 1997 and $30.5 million in 1996 was transferred pre-tax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.
   Components of postretirement benefit expense included the following:

                                                                                Expense (Income)
(In millions)                                                        1997            1996           1995
---------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year                      $ 7.8           $ 7.9          $ 6.9
Interest cost on benefits earned in prior years                      43.4            46.1           46.7
Expected return on plan assets                                       (8.4)           (6.5)          (4.7)
Net amortization of unrecognized amounts                             (0.7)            2.3            0.5
---------------------------------------------------------------------------------------------------------
Postretirement benefit expense                                      $42.1           $49.8          $49.4
---------------------------------------------------------------------------------------------------------


                                   ----------

Actual return on plan assets was $21.7 million in 1997, $5.4 million in 1996 and $4.8 million in 1995. Discount rates of 7.25% in 1997, 7.5% in 1996 and 7.7% in 1995 were used in determining the postretirement benefit expense. The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 8.21% in 1997 and was assumed to decrease to 5.00% in the year 2002 and remain at that level thereafter. The health care cost trend rate assumption had a significant effect on the amounts reported. If the assumed health care cost trend rates were increased by one percentage point in each year, this would increase the accumulated postretirement benefit obligation ("APBO") for health care plans at December 31, 1997 by $82.3 million and the postretirement benefit expense for 1997 by $6.7 million.
   The following table sets forth the postretirement benefit plans' combined funded status reconciled with the amounts recognized in the balance sheet:

(In millions)                       1997      1996
---------------------------------------------------
Accumulated postretirement
   benefit obligation:
   Retirees                       $452.9    $441.7
   Other fully eligible
      plan participants             82.2      72.5
   Other active plan participants  133.4     121.9
---------------------------------------------------
   Total accumulated
      postretirement benefit
      obligation                   668.5     636.1
   Less plan assets at fair value   79.6      52.5
---------------------------------------------------
   Accumulated postretirement
      benefit obligation in
      excess of plan assets        588.9     583.6
   Unrecognized net loss           (32.8)    (35.1)
   Unrecognized prior
      service cost                  16.7      19.0
---------------------------------------------------
Accrued postretirement
   benefit cost                   $572.8    $567.5
---------------------------------------------------

   The Company intends to make transfers of excess pension assets to the extent and for each year permitted under Section 420 of the Internal Revenue Code. Under the assumptions set forth above and assuming that the expiration date of
Section 420 of the Internal Revenue Code is deferred, the present value of excess pension assets available for transfer under Section 420 is sufficient to fund more than 50% of the present value of the accumulated postretirement benefit cost of the Company as a whole including those attributable to each of its subsidiaries.
   At the end of 1997, approximately one-half of the plan assets for the postretirement benefit plans were invested in marketable securities and one-half in limited partnership funds. The Company's Chairman, President and Chief Executive Officer serves on the advisory boards of the limited partnership funds.
   The discount rates used in determining the APBO were 7.0% at December 31, 1997 and 7.25% at December 31, 1996. The expected long-term rate of return on plan assets ranged from 9% to 15% in 1997 and 1996.

NOTE 10.
DIVESTITURES AND ACQUISITIONS --

In 1997, the Company announced a program of divesting businesses which did not meet long-term criteria for critical mass, strategic fit and opportunities for growth. During the year, the Company sold six businesses which manufactured collapsible metal and laminate packaging tubes, (including Envases Comerciales S.A., which was acquired in December 1995), thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds, welded stainless tubular products, and operated job training centers for the U.S. government. In addition, the Company sold its equity interest in Nitinol Development Corporation. The pretax gain recognized on the sales of these non-strategic businesses was $35.4 million. The pretax proceeds from these sales totaled $77.2 million in 1997. The Company continues to work on the divestiture of other non-strategic businesses.
   In 1996, the Company sold its defense vehicle business. The pretax gain and proceeds on the sale of this business were $41.0 million and $59.2 million, respectively. In May 1996, the Company acquired Jandy Industries, a United States producer of water flow control valves and electronic control systems for the swimming pool industry. The business was purchased for $13.5 million in cash. In connection with the purchase, the Company acquired operating assets with a fair value of $20.9 million and assumed operating liabilities of $7.4 million.
   In 1995, the Company sold its defense electronic systems business, recognizing a pretax gain of $50.7 million. The pretax proceeds on this sale were $60.1 million. In January 1995, the Company acquired the material handling business of Kooi B.V., a Netherlands company that is a European supplier of material handlers. In December 1995, the Company acquired two businesses:
Stellram Group, based in


                                   ----------

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

NOTE 11.
BUSINESS SEGMENTS --

Allegheny Teledyne is a group of technology-based manufacturing businesses serving worldwide customers with specialty metals for consumer, industrial and aerospace applications; commercial and government-related aerospace and electronics products; and industrial and consumer products.
   Information on the Company's business segments was as follows:

   (In millions)                                                     1997           1996            1995
---------------------------------------------------------------------------------------------------------
Sales:
   Specialty metals                                              $1,934.3        $1,915.7       $2,070.3
   Aerospace and electronics                                        927.0           970.0          897.1
   Industrial                                                       532.0           515.7          465.8
   Consumer 253.8                                                   228.3           218.2
---------------------------------------------------------------------------------------------------------
   Total continuing operations                                    3,647.1         3,629.7        3,651.4
   Operations sold or held for sale                                  98.0           185.9          396.7
---------------------------------------------------------------------------------------------------------
   Total sales                                                   $3,745.1        $3,815.6       $4,048.1
---------------------------------------------------------------------------------------------------------

   The Company's backlog of confirmed orders was approximately $1.3 billion at December 31, 1997 and $1.2 billion at December 31, 1996. Backlog of the specialty metals segment was $631.9 million at December 31, 1997 and $578.0 million at December 31, 1996.

(In millions)                                                        1997            1996           1995
---------------------------------------------------------------------------------------------------------
Sales to the U.S. Government including direct sales
   as prime contractor and indirect sales as subcontractor:
   Specialty metals                                               $  47.0        $   66.9       $   37.3
   Aerospace and electronics                                        428.1           543.1          485.5
   Industrial and consumer                                            2.1             2.3            3.5
   Operations sold or held for sale                                  31.9            70.4          234.1
---------------------------------------------------------------------------------------------------------
   Total sales to U.S. Government                                 $ 509.1        $  682.7       $  760.4
---------------------------------------------------------------------------------------------------------

   Sales to the U.S. Government included sales to the Department of Defense of $342.6 million in 1997, $450.5 million in 1996 and $613.4 million in 1995.
   Total foreign sales were $647.6 million in 1997, $652.6 million in 1996 and $626.2 million in 1995. Of these amounts, sales by operations in the United States to customers in other countries were $471.5 million in 1997, $440.5 million in 1996 and $517.1 million in 1995. Sales between business segments, which were not material, generally were priced at prevailing market prices.


                                   ----------

(In millions)                                                        1997            1996           1995
---------------------------------------------------------------------------------------------------------
Operating profit:
   Specialty metals                                                $267.4          $268.0         $294.1
   Aerospace and electronics                                         90.3           100.4           85.1
   Industrial                                                        60.7            48.5           39.3
   Consumer                                                          34.5            14.3           10.1
---------------------------------------------------------------------------------------------------------
Total operating profit                                              452.9           431.2          428.6
Merger and restructuring costs                                      (11.2)          (57.5)          (6.4)
Corporate expenses                                                  (31.0)          (40.1)         (41.8)
Interest expense, net                                               (19.6)          (34.7)         (37.6)
Operations sold or held for sale                                     66.9            68.6           90.8
Excess pension income                                                17.2            17.2            7.3
---------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary loss                  $475.2          $384.7         $440.9
---------------------------------------------------------------------------------------------------------

   Operating results for operations sold or held for sale included pretax gains on the divestiture of certain non-strategic businesses and the related operating profit of those businesses. Also included was a gain in 1997 of $27.6 million on the sale of the Company's investment in Semtech Corporation common stock and a gain of $20.3 million in 1996 on the sale of surplus real estate in California. These amounts are included with other income in the statements of income for the respective periods. In addition, operating results for operations sold or held for sale included a charge of $5.3 million to write off the Company's investment in a research and development venture in 1997 and charges of $6.8 million in 1997 and $7.7 million in 1996 to settle certain U.S. Government contracting matters relating to former Teledyne businesses. Merger and restructuring expenses included proxy expenses in 1995.
   Excess pension income represents the amount of pension income in excess of amounts allocated to business segments to offset pension and other postretirement benefit expenses.


(In millions)                                                        1997            1996           1995
---------------------------------------------------------------------------------------------------------
Depreciation and amortization:
   Specialty metals                                              $   60.8        $   65.4       $   64.8
   Aerospace and electronics                                         12.2            13.5           15.7
   Industrial                                                        12.6            14.0           12.2
   Consumer                                                           5.9             4.5            5.5
   Corporate and operations sold or held for sale                     7.0             7.9           12.7
---------------------------------------------------------------------------------------------------------
                                                                 $   98.5        $  105.3       $  110.9
---------------------------------------------------------------------------------------------------------
Capital expenditures:
   Specialty metals                                              $   48.4        $   42.7       $   54.6
   Aerospace and electronics                                         15.2            16.1           13.3
   Industrial                                                        20.9            16.9           15.6
   Consumer                                                           7.4             7.0            5.2
   Corporate and operations sold or held for sale                     4.4             5.9            5.1
---------------------------------------------------------------------------------------------------------
                                                                 $   96.3        $   88.6       $   93.8
---------------------------------------------------------------------------------------------------------
Identifiable assets:
   Specialty metals                                              $1,285.5        $1,244.6       $1,289.1
   Aerospace and electronics                                        274.5           276.6          254.8
   Industrial                                                       249.8           250.6          192.9
   Consumer                                                         116.8           120.5           99.0
   Corporate:
      Pension asset                                                 379.7           352.5          314.9
      Other                                                         272.3           301.2          323.5
   Operations sold or held for sale                                  25.9            60.4          154.7
---------------------------------------------------------------------------------------------------------
                                                                 $2,604.5        $2,606.4       $2,628.9
---------------------------------------------------------------------------------------------------------


                                   ----------

NOTE 12.
SUMMARIZED FINANCIAL INFORMATION OF ALLEGHENY LUDLUM AND TELEDYNE --

Summarized financial information for Allegheny Ludlum and Teledyne is presented below:

BALANCE SHEETS:
                                                 Allegheny Ludlum                 Teledyne
                                                    December 31                  December 31
(In millions)                                    1997        1996             1997        1996
----------------------------------------------------------------------------------------------------------
Current assets                                 $450.8      $450.8           $796.5      $748.0
Non-current assets                              945.0       862.3            371.2       449.1
Current liabilities                             171.1       196.7            383.5       394.4
Non-current liabilities                         491.1       489.0            572.8       578.7
----------------------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS:
                                             Allegheny Ludlum                         Teledyne
(In millions)                           1997        1996        1995          1997        1996       1995
----------------------------------------------------------------------------------------------------------
Sales                               $1,194.9    $1,277.8    $1,494.3      $2,554.5    $2,551.5   $2,553.8
Gross profit                           168.9       223.5       234.2         730.8       676.6      655.0
Net income before
   extraordinary loss on
   redemption of debt                   62.0        73.2       114.8         222.9       144.1      162.0
Net income                              62.0        73.2       111.9         222.9       130.6      162.0
----------------------------------------------------------------------------------------------------------

   In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with overfunded defined benefit pension plans of Teledyne, and Allegheny Teledyne became the plan sponsor. As a result, the summarized balance sheet information presented for Allegheny Ludlum and Teledyne does not include the Allegheny Teledyne net prepaid pension asset or the related deferred taxes. Solely for purposes of this presentation, pension income has been allocated to Allegheny Ludlum and Teledyne to offset pension and postretirement expenses which may be funded with pension assets. This allocated pension income has not been recorded in the financial statements of Allegheny Ludlum or of Teledyne.


                                   ---------

NOTE 13.
EARNINGS PER SHARE --

The following table sets forth the computation of basic and diluted net income per common share:

(In millions except per share amounts)

Years ended December 31,                                             1997             1996          1995
---------------------------------------------------------------------------------------------------------
Numerator:
   Income before Extraordinary Loss                                $297.6          $226.5         $276.8
   Extraordinary Loss on Redemption of Debt                            --           (13.5)          (2.9)
   Dividends on Preferred Stock                                        --            (2.0)          (1.6)
---------------------------------------------------------------------------------------------------------
   Numerator for Basic Net Income per Common Share --
      Net Income Available to Common Stockholders                   297.6           211.0          272.3
      Effect of Dilutive Securities:
         5.875% Allegheny Ludlum Convertible Debentures                --              --            3.2
---------------------------------------------------------------------------------------------------------
   Numerator for Diluted Net Income per Common Share --
      Net Income Available to Common
         Stockholders after Assumed Conversions                    $297.6          $211.0         $275.5
---------------------------------------------------------------------------------------------------------
Denominator:
   Weighted Average Shares                                          175.2           174.1          176.4
   Contingent Issuable Stock                                          0.2             0.4            0.1
---------------------------------------------------------------------------------------------------------
   Denominator for Basic Net Income per Common Share                175.4           174.5          176.5
   Effect of Dilutive Securities:
      Employee Stock Options                                          3.0             3.4            1.9
      5.875% Allegheny Ludlum Convertible Debentures                   --              --            4.5
---------------------------------------------------------------------------------------------------------
   Dilutive Potential Common Shares                                   3.0             3.4            6.4
   Denominator for Diluted Net Income per
      Common Share - Adjusted Weighted
      Average Shares and Assumed Conversions                        178.4           177.9          182.9
---------------------------------------------------------------------------------------------------------
Basic Net Income per Common Share:
   Income before Extraordinary Loss                                $ 1.70          $ 1.28         $ 1.56
   Extraordinary Loss                                                  --           (0.08)         (0.02)
---------------------------------------------------------------------------------------------------------
   Basic Net Income per Common Share                               $ 1.70          $ 1.20         $ 1.54
---------------------------------------------------------------------------------------------------------
Diluted Net Income per Common Share:
   Income before Extraordinary Loss                                $ 1.67          $ 1.27         $ 1.53
   Extraordinary Loss                                                  --           (0.08)         (0.02)
---------------------------------------------------------------------------------------------------------
   Diluted Net Income per Common Share                             $ 1.67          $ 1.19         $ 1.51
---------------------------------------------------------------------------------------------------------

For additional disclosures regarding the employee stock options and contingent stock-acquisition arrangements, see Note 7.


                                   ----------
                                       47

NOTE 14.
COMMITMENTS AND CONTINGENCIES --

Rental expense under operating leases was $29.3 million in 1997, $31.1 million in 1996 and $30.2 million in 1995. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1997, were as follows: $16.4 million in 1998, $16.8 million in 1999, $14.8 million in 2000, $13.4 million in 2001, $11.7 million in 2002 and $45.4 million thereafter.
   The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws.
   In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. However, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.
   At December 31, 1997, the Company's reserves for environmental remediation obligations totaled approximately $40 million, of which approximately $11 million was included in other current liabilities. The reserve includes estimated probable future costs of $11 million for federal Superfund and comparable state-managed sites; $5 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $6 million for owned or controlled sites at which Company operations have been discontinued; and $18 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.
   The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of potentially responsible parties, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.
   In 1996, AICPA Statement of Position 96-1, Environmental Remediation Liabilities, was issued which established accounting standards for recognition of environmental costs. This statement, which was adopted in 1997, did not have a material effect on the consolidated financial statements.
   Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Although such claims are generally resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. However, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to result in suspension or debarment of the Company, or that is otherwise likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.
   In October 1996, the Company reached an agreement in principle with the U.S. Government for a joint


                                   ----------
settlement of two cases (one involving the Company's former Teledyne Neosho unit, divested in 1992 and the other involving the Company's former Thermatics unit, divested in 1996) for an aggregate of $11.5 million. The settlement was finalized and the Company made payment in December 1996. The matter involving the former Neosho unit involved an action brought in 1991 under the False Claims Act in the U.S. District Court for the Western District of Missouri and related to alleged misappropriations of government-owned aircraft parts and falsification of inventory control documents. The matter involving the former Thermatics unit commenced in 1993 when Thermatics sought admission into the Department of Defense Voluntary Disclosure Program with respect to testing practices at variance from military specifications. Established reserves for these matters in 1994 amounted to $3.8 million.
   The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act. Generally, since such cases are under seal, the Company does not in all cases possess sufficient information to determine whether the Company could sustain a material loss in connection with such cases, or to reasonably estimate the amount of any loss attributable to such cases. A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits and stockholder matters. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

NOTE 15. ACQUISITION OF OREGON
METALLURGICAL CORPORATION --

In October 1997, the Company announced that it had entered into a definitive merger agreement to acquire Oregon Metallurgical Corporation ("OREMET") in a transaction valued at $553 million using December 31, 1997 values. Under the terms of the merger agreement, each outstanding share of OREMET common stock will be converted into 1.296 shares of Allegheny Teledyne common stock. OREMET is an integrated producer and distributor of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, recreational, and military markets with 850 employees. It operates manufacturing and finishing facilities in Oregon and Pennsylvania and has nine service centers in the United States, with additional centers in the United Kingdom, Germany, Singapore, and Canada.

   The merger is expected to be tax-free to OREMET shareholders and will be accounted for under the pooling of interest method.
   The following table shows unaudited pro forma sales for the year ended December 31, 1997, after giving effect to the proposed acquisition:

(In millions)
Business Segment:                Sales   % of Total
----------------------------------------------------
Specialty Metals
   - Commodity
      stainless steel         $  573.5        14.6%
   - Premium stainless steel     402.0        10.2
   - Titanium                    449.6        11.4
   - Nickel-based superalloys    278.6         7.1
   - Other specialty metals      515.6        13.1
----------------------------------------------------
      Subtotal                 2,219.3        56.4

Aerospace and Electronics        927.0        23.6
Industrial                       532.0        13.5
Consumer                         253.8         6.5
----------------------------------------------------
Total Continuing Operations    3,932.1       100.0%
----------------------------------------------------
Operations sold
   or held for sale               98.0
----------------------------------------------------
Total Sales                   $4,030.1
----------------------------------------------------

   Combined net income and basic and diluted earnings per share of the two companies, based on unaudited pro forma financial results for the year ending December 31, 1997, were $328.8 million, $1.67 and $1.64 per share, respectively. Combined assets totaled $2.9 billion. Unaudited pro forma combined net equity was nearly $1.2 billion; net debt to total capitalization improved to 18 percent. The effect of conforming accounting policies is not expected to be material.
   The transaction is subject to the approval of the shareholders of OREMET, as well as other customary closing conditions. The meeting of OREMET shareholders to vote on the merger is scheduled to be held on March 24, 1998.
   The following unaudited pro forma consolidated balance sheet gives effect to the merger by combining the respective balance sheets of the Company and OREMET as of December 31, 1997 on a pooling of interests basis. The following unaudited pro forma consolidated statements of income give effect to the merger by combining the respective statements of income for the Company and OREMET for the years ended December 31, 1997, 1996 and 1995. The unaudited pro forma consolidated statements of income do not give effect to anticipated expenses and nonrecurring charges related to the merger and the estimated revenue enhancements and expense savings associated with the combination of the operations of the Company and OREMET. With respect to the unaudited pro forma earnings per share computations, shares have been adjusted to the equivalent shares of the Company for each year.


                                   ----------

ALLEGHENY TELEDYNE INCORPORATED
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

                                                                       December 31, 1997
                                                     ------------------------------------------------------
                                                     Allegheny                    Pro Forma
(In millions)                                        Teledyne       OREMET       Adjustments    Pro Forma
-----------------------------------------------------------------------------------------------------------
ASSETS:
Cash and cash equivalents                           $   50.3        $  3.4          $          $   53.7
Short-term investments available-for-sale                 --          34.4                         34.4
Accounts receivable                                    518.0          58.0                        576.0
Inventories                                            582.4         115.5                        697.9
Deferred income taxes                                   37.0           3.3                         40.3
Tax refund                                               9.4            --                          9.4
Prepaid expenses and other current assets               31.6           0.7                         32.3
-----------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                            1,228.7         215.3                      1,444.0
Property, plant and equipment                          687.7          66.1                        753.8
Prepaid pension cost                                   379.7            --                        379.7
Cost in excess of net assets acquired                  169.9          16.6                        186.5
Other assets                                           138.5           0.8           (5.1)        134.2
-----------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                   $2,604.5        $298.8          $(5.1)     $2,898.2
-----------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable                                    $  247.5        $ 20.4          $          $  267.9
Accrued liabilities                                    311.2          17.6           13.0         341.8
Current portion of long-term debt                        2.8           1.9                          4.7
-----------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                         561.5          39.9           13.0         614.4
Long-term debt                                         326.1           4.3                        330.4
Accrued postretirement benefits                        572.8           1.7                        574.5
Other                                                  144.4           8.0           (5.1)        147.3
-----------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                               1,604.8          53.9            7.9       1,666.6
-----------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Common stock                                         17.6          16.6          (14.4)         19.8
   Additional paid-in-capital                          290.7         158.4           14.4         463.5
   Retained earnings                                   752.7          69.9          (13.0)        809.6
   Treasury stock                                      (60.2)           --                        (60.2)
   Other                                                (1.1)           --                         (1.1)
-----------------------------------------------------------------------------------------------------------
     TOTAL STOCKHOLDERS' EQUITY                        999.7         244.9          (13.0)      1,231.6
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $2,604.5        $298.8          $(5.1)     $2,898.2
-----------------------------------------------------------------------------------------------------------

   Pro forma adjustments include the reclassification of $5.1 million of deferred income tax liabilities and the recording of a $13.0 million reserve to reflect management's estimate of anticipated expenses related to the merger. The capital accounts have been adjusted to reflect the issuance of 21.4 million shares of Allegheny Teledyne common stock in exchange for all the outstanding shares of OREMET common stock.


                                   ----------

ALLEGHENY TELEDYNE INCORPORATED
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share and share data)

Years ended December 31                                              1997             1996          1995
----------------------------------------------------------------------------------------------------------
SALES                                                            $4,030.1        $4,052.6       $4,194.9
----------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of sales                                                  3,039.6         3,081.0        3,289.9
   Selling and administrative expenses                              511.1           538.2          495.1
   Merger and restructuring costs                                    11.2            57.5            6.4
   Interest expense, net                                             16.9            35.1           39.7
----------------------------------------------------------------------------------------------------------
                                                                  3,578.8         3,711.8        3,831.1
----------------------------------------------------------------------------------------------------------
Earnings before Other Income                                        451.3           340.8          363.8
Other Income                                                         72.9            77.6           74.2
----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                   524.2           418.4          438.0
Provision for Income Taxes                                          195.4           169.6          163.7
----------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                    328.8           248.8          274.3
Extraordinary Loss on Redemption
   of Debt, Net of Income Tax Benefit                                  --           (13.5)          (2.9)
----------------------------------------------------------------------------------------------------------
NET INCOME                                                          328.8           235.3          271.4
Dividends on Preferred Stock                                           --             2.0            1.6
----------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS                      $  328.8        $  233.3       $  269.8
----------------------------------------------------------------------------------------------------------
Basic Net Income Per Common Share:
   Income before Extraordinary Loss                              $   1.67        $   1.29       $   1.44
   Extraordinary Loss                                                  --           (0.07)         (0.02)
----------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER COMMON SHARE                                $   1.67        $   1.22       $   1.42
----------------------------------------------------------------------------------------------------------
Diluted Net Income per Common Share:
   Income before Extraordinary Loss                              $   1.64        $   1.27       $   1.39
   Extraordinary Loss                                                  --           (0.07)         (0.01)
----------------------------------------------------------------------------------------------------------
DILUTED NET INCOME PER COMMON SHARE                              $   1.64        $   1.20       $   1.38
----------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                    196,369,564     190,856,426    190,539,957
----------------------------------------------------------------------------------------------------------


                                   ----------

NOTE 16.
SUBSEQUENT EVENTS --

AGREEMENTS WITH BETHLEHEM STEEL CORPORATION
In January 1998, Bethlehem Steel Corporation ("Bethlehem") and the Company jointly announced that they had entered into three agreements that would become effective after Bethlehem closes its previously announced acquisition of Lukens Inc. ("Lukens").
   Under these agreements, Bethlehem would provide the Company with conversion services for stainless steel hot bands and coiled plate wider than the Company can currently produce; the Company would purchase certain assets that Lukens uses in the manufacture of stainless steel products; and the Company would supply hot roll bands to Bethlehem for further processing on the stainless steel coil finishing facilities that Lukens currently owns.
   Under the conversion agreement, Bethlehem has agreed, for a 20-year period, to provide the Company with up to 15 percent of the available time on Lukens' Coatesville, Pennsylvania electric furnace melt shop and caster and Lukens' Conshohocken, Pennsylvania Steckel mill for the melting, casting and rolling of the Company's wide stainless steel products.
   Under the asset sales agreement, the Company would acquire certain assets of Lukens for $175 million. These assets include the Houston, Pennsylvania plant of Lukens' Washington Steel Division, which is used for the melting, casting and rolling of stainless steel hot bands; the wide anneal and pickle line recently installed at Lukens' Massillon, Ohio plant; and the vacuum-oxygen decarburization unit used in the refining of stainless steel at Lukens' Coatesville, Pennsylvania plant.
   Under the hot band supply agreement, the Company would supply Bethlehem with up to 150,000 tons of stainless bands for further processing at Lukens' stainless cold finishing facilities at its Washington, Pennsylvania and Massillon plants until Bethlehem sells these facilities, as previously announced.
   The agreements are subject to the completion of Bethlehem's acquisition of Lukens as well as customary closing conditions. It is anticipated that the agreements will be effective and that the asset purchases will be closed soon after Bethlehem's acquisition of Lukens is consummated.

AEROSPACE DIVISION OF SHEFFIELD FORGEMASTERS
In February 1998, the Company acquired the assets of the aerospace division of Sheffield Forgemasters Limited, a private company in the United Kingdom, for approximately $110 million in an all-cash transaction.
   Sheffield Forgemasters' aerospace division consists of three companies in the United Kingdom as well as two sales companies in the United States:
* Special Melted Products Limited, which produces high integrity vacuum melted and remelted steel and nickel alloys in various forms;
* Jessop Saville Limited, which produces non-magnetic drill collars and downhole components for the oil and gas industry; and
* Commercial Testing Services Limited, which offers high technology testing services to the steel and related metals manufacturing industries.
   The acquisition of these companies is expected to provide significant support to the Company's high performance metals businesses, primarily Allvac, as well as enhance service to customers by improving sales and distribution of nickel-based alloys and titanium in Europe. The acquisition provides additional vacuum melting, vacuum consumable remelting, electroslag remelting, and forging capacity, which will complement Allvac's facilities. The division's GFM forging machine is one of the largest in the world.


                                   ----------

NOTE 17.
QUARTERLY DATA (UNAUDITED) --

                                                                         Quarter Ended
                                                 -------------------------------------------------------
(In millions except share and per share amounts)  March 31         June 30   September 30    December 31
---------------------------------------------------------------------------------------------------------
1997 --
Sales                                               $957.9          $957.1         $909.2         $920.9
Gross profit                                         226.1           240.3          210.6          239.3
Net income                                            63.4            87.0           64.3           82.9
---------------------------------------------------------------------------------------------------------
Basic net income per common share                   $ 0.36          $ 0.50           0.37         $ 0.48
---------------------------------------------------------------------------------------------------------
Diluted net income per common share                 $ 0.35          $ 0.49         $ 0.36         $ 0.47
---------------------------------------------------------------------------------------------------------
Average shares outstanding                     175,163,476     175,766,313    175,508,743    174,374,636
---------------------------------------------------------------------------------------------------------

1996 --
Sales                                             $1,017.9          $997.7         $879.7         $920.3
Gross profit                                         222.3           237.5          215.7          238.4
Income before extraordinary loss                      81.6            60.4           19.6           64.9
Extraordinary loss on redemption of debt                --              --             --          (13.5)
Net income                                            81.6            60.4           19.6           51.4
---------------------------------------------------------------------------------------------------------
Basic net income per common share:
Income before extraordinary loss                    $ 0.46          $ 0.34         $ 0.11         $ 0.38
Extraordinary loss                                      --              --             --          (0.08)
---------------------------------------------------------------------------------------------------------
Basic net income per common share                   $ 0.46          $ 0.34         $ 0.11         $ 0.30
---------------------------------------------------------------------------------------------------------
Diluted net income per common share:
Income before extraordinary loss                    $ 0.46          $ 0.33         $ 0.11         $ 0.37
Extraordinary loss                                      --              --             --          (0.08)
---------------------------------------------------------------------------------------------------------
Diluted net income per common share                 $ 0.46          $ 0.33         $ 0.11         $ 0.29
---------------------------------------------------------------------------------------------------------
Average shares outstanding                     174,122,080     173,841,171    174,068,161    174,297,782
---------------------------------------------------------------------------------------------------------

   The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."
   Net income for the 1997 first quarter included an after-tax gain of $9.2 million on the sale of the Company's investment in Nitinol Development Corporation partially offset by after-tax charges of $7.9 million from merger and restructuring costs and the write-off of a research and development venture.
   The 1997 second quarter net income included after-tax gains of $18.9 million on the sale of the Company's investment in Semtech Corporation common stock and other investments. These gains were partially offset by after-tax charges of $6.7 million for a legal settlement of a U.S. Government contract dispute related to a unit divested in 1995 and merger and restructuring costs.
   Net income for the 1997 third quarter included a net after-tax gain of $3.9 million on the sale of a business which operated job training centers for the U.S. Government partially offset by a charge relating to legal matters.
   The 1997 fourth quarter net income included a net after-tax gain of $6.3 million on divestitures of businesses which manufactured collapsible metal and laminate packaging tubes, electric heating elements and metal dies and plastic compression molds.
   Net income for 1996 included after-tax gains of $24.8 million on sale of the Teledyne defense vehicle business in the first quarter, and $12.8 million on the sale of surplus California real estate in the fourth quarter.
   Net income for 1996 was adversely affected by after-tax merger and restructuring charges of $5.2 million in the second quarter, $26.3 million in the third quarter and $11.4 million in the fourth quarter. In addition, the 1996 fourth quarter included an after-tax charge of $4.7 million for settlement of legal cases involving U.S. Government contracting issues related to divested operations of Teledyne.
   The Company paid a cash dividend of $0.16 per share on its common stock in each of the 1997 quarters and in the fourth quarter of 1996.
   Allegheny Ludlum paid cash dividends in 1996 of $0.13 per share in each of the first and second quarters, and $0.16 per share in the third quarter.
   Teledyne paid cash dividends in 1996 of $0.12 per equivalent common share in the first quarter and $0.16 per equivalent common share in each of the second and third quarters. In addition, a dividend of $0.08 per equivalent share in face amount of Teledyne's Series E Cumulative Preferred Stock was paid in the 1996 first quarter.


                                   ----------

COMMON STOCK PRICE
(Per quarter)

1997                                               1st Qtr.        2nd Qtr.       3rd Qtr.       4th Qtr.
----------------------------------------------------------------------------------------------------------
Allegheny Teledyne Incorporated
   High                                            $29-1/2         $28-7/8       $32-13/16       $29-7/8
   Low                                             $21             $25-1/8       $25-7/8         $23-1/8
----------------------------------------------------------------------------------------------------------

1996                                               1st Qtr.        2nd Qtr.       3rd Qtr.       4th Qtr.
----------------------------------------------------------------------------------------------------------
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

Teledyne, Inc. (through August 15)
   High                                            $29-3/4         $40-1/8       $40-5/8           --
   Low                                             $24-1/8         $27-3/4       $34-3/4           --
----------------------------------------------------------------------------------------------------------

Note: All stock prices are as historically presented.

   On August 15, 1996, Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") became wholly owned subsidiaries of Allegheny Teledyne Incorporated ("Allegheny Teledyne"). Allegheny Ludlum shareholders received one share of Allegheny Teledyne common stock for each one of their Allegheny Ludlum common shares. Teledyne stockholders received 1.925 shares of Allegheny Teledyne common stock for each of their Teledyne common shares.
   Allegheny Teledyne common stock is listed on the New York Exchange, under the symbol "ALT." As of December 31, 1997, there were approximately 9,213 record holders of Allegheny Teledyne common stock.


                                   ----------

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



/s/ R. P. SIMMONS
-------------------------------------------------------
R. P. Simmons
Chairman, President and Chief Executive Officer



/s/ J. L. MURDY
-------------------------------------------------------
J. L. Murdy
Executive Vice President,
Finance and Administration and Chief Financial Officer



/s/ D. G. REID
-------------------------------------------------------
D. G. Reid
Vice President,
Controller and Chief Accounting Officer



                                   ----------

SELECTED FINANCIAL DATA

(In millions except per share amounts)


For the Years Ended December 31           1997          1996          1995           1994          1993
---------------------------------------------------------------------------------------------------------
Sales:
   Continuing                         $3,647.1      $3,629.7      $3,651.4       $2,986.4      $2,974.3
   Operations sold or held for sale       98.0         185.9         396.7          470.9         587.7
---------------------------------------------------------------------------------------------------------
                                      $3,745.1      $3,815.6      $4,048.1       $3,457.3      $3,562.0
---------------------------------------------------------------------------------------------------------
Income, after tax, before
   extraordinary loss and
   cumulative effect of
   accounting change                  $  297.6      $  226.5      $  276.8       $    9.8      $  143.6
Extraordinary loss on
   redemption of debt                       --         (13.5)         (2.9)            --          (3.7)
Cumulative effect of
   accounting change                        --            --            --             --        (185.6)
---------------------------------------------------------------------------------------------------------
Net income (loss)                     $  297.6      $  213.0      $  273.9       $    9.8      $  (45.7)
---------------------------------------------------------------------------------------------------------
Basic income (loss) per common share:
Income after tax, before
   extraordinary loss
   and cumulative effect
   of accounting change               $   1.70      $   1.28      $   1.56       $   0.06      $   0.83
Extraordinary loss on
   redemption of debt                       --         (0.08)        (0.02)            --         (0.02)
Cumulative effect of
   accounting change                        --            --            --             --         (1.07)
---------------------------------------------------------------------------------------------------------
Basic net income (loss)
   per common share                   $   1.70      $   1.20      $   1.54       $   0.06      $  (0.26)
---------------------------------------------------------------------------------------------------------
Diluted income (loss) per common share:
Income after tax, before
   extraordinary loss
   and cumulative effect
   of accounting change               $   1.67      $   1.27      $   1.53       $   0.06      $   0.82
Extraordinary loss on
   redemption of debt                       --         (0.08)        (0.02)            --         (0.02)
Cumulative effect of
   accounting change                        --            --            --             --         (1.04)
---------------------------------------------------------------------------------------------------------
Diluted net income (loss)
   per common share                   $   1.67      $   1.19      $   1.51       $   0.06      $  (0.24)
---------------------------------------------------------------------------------------------------------
Dividends declared:
   Allegheny Teledyne                 $   0.64      $   0.16      $     --       $     --      $     --
   Allegheny Ludlum                   $     --      $   0.42      $   0.49       $   0.48      $   0.47
   Teledyne                           $     --      $   0.52      $   0.52       $     --      $   0.42
---------------------------------------------------------------------------------------------------------
Working capital                       $  667.2      $  614.0      $  679.8       $  540.1      $  635.8
---------------------------------------------------------------------------------------------------------
Total assets                          $2,604.5      $2,606.4      $2,628.9       $2,479.4      $2,535.1
---------------------------------------------------------------------------------------------------------
Long-term debt                        $  326.1      $  443.4      $  561.1       $  489.7      $  495.5
---------------------------------------------------------------------------------------------------------
Redeemable preferred stock            $     --      $     --      $   33.1       $     --      $     --
---------------------------------------------------------------------------------------------------------
Stockholders' equity                  $  999.7      $  871.5      $  785.8       $  655.4      $  686.3
---------------------------------------------------------------------------------------------------------



                                   ----------

   The historical selected financial data reflects the results of Allegheny Ludlum and of Teledyne as if they had been combined for all periods presented.
   The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."
   Net income included after-tax gains of $34.1 million on the divestitures of certain non-strategic businesses and the sale of investments in Semtech Corporation common stock and Nitinol Development Corporation in 1997, $37.6 million on the sale of the Teledyne defense vehicle business and surplus California real estate in 1996, $30.3 million on the sale of the Teledyne defense electronic systems business in 1995 and $24.2 million on the sale of an investment in Litton Industries common stock in 1993.
   Net income was adversely affected by after-tax merger, restructuring and proxy contest charges of $6.8 million in 1997, $42.9 million in 1996 and $3.9 million in 1995.
   Results of operations included after-tax charges of $4.1 million in 1997, $4.7 million in 1996, $88.0 million in 1994 and $10.7 million in 1993 related to Teledyne's settlement of certain legal matters with the U.S. Government.
   Results for 1994 were adversely affected by a ten-week strike at Allegheny Ludlum called by the United Steelworkers of America.
   Net losses for 1993 included charges of $185.6 million for the cumulative effect of changing the accounting for postretirement health care and life insurance benefits for Teledyne in 1993.
   Teledyne dividends declared included $0.08 per equivalent share in 1996 and $0.31 per equivalent share in 1995 paid in face amount of Teledyne's Series E Cumulative Preferred Stock. The Teledyne Series E Cumulative Preferred Stock was redeemed for cash in 1996.


                                   ----------
                                       57