Form 10-K405, Exhibit 13
period 1998-12-31
ALLEGHENY TELEDYNE INC
filed 1999-03-19
CIK 1018963

                                                                   Exhibit 13.1


Excerpt from 1998 Annual Report to Stockholders (pages 19 through 55)


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

FINANCIAL OVERVIEW
During 1998, Allegheny Teledyne Incorporated and its subsidiaries (the "Company") continued to build upon their operational and financial strengths.

     o Sales from continuing operations remained strong at $3.8 billion as improved sales in the Aerospace and Electronics and the Industrial Segments offset difficult economic conditions faced in the commodity stainless steel and titanium businesses of the Specialty Metals Segment.

     o Operating profit for 1998 was $469.4 million, or 12.3 percent of continuing sales.

     o Corporate expenses continued to decline in 1998 to $36.5 million from $40.4 million in 1997 and $43.7 million in 1996 as a result of consolidating operations and continuing focus on cost controls.

     o Pension income improved and exceeded other postemployment benefits expense by $44.0 million as a result of favorable investment results.

     o Cash flow generated by operations increased 40 percent in 1998 to $399.4 million primarily as a result of the Company's continuing successful efforts to reduce working capital.

     o The Company completed the strategic acquisitions of the aerospace division of Sheffield Forgemasters and Oregon Metallurgical Corporation, and purchased certain stainless steel assets from and entered into a long-term conversion agreement with Bethlehem Steel Corporation. In addition, the Company increased its capital spending to $172.6 million in 1998, up from $122.8 million in 1997, as it completed significant investments in capital equipment including a new electron beam melt facility, a new vacuum induction furnace and a new Sendzimir mill for the Specialty Metals Segment.

     o In the 1998 fourth quarter, the Company repurchased 2.5 million shares of its common stock at a cost of $49.4 million.

     o Even with the significant increase in acquisitions and capital spending, the Company ended the 1998 year with a strong net debt to total capitalization ratio of 24.7 percent.

   The Company expects free cash flow to be consistently strong. This should provide sufficient financial resources for the Company to capitalize on new profitable growth opportunities while keeping its strong credit rating and access to cost efficient capital markets.

STRATEGIC TRANSFORMATION
Following extensive studies and strategic analyses initiated in the summer of 1998, the Company announced in January 1999 that it intends to pursue a course of action that would result in a significant transformation and reconfiguration of the Company during 1999. Assuming legal, tax, financial and other considerations can be resolved successfully, the anticipated transformation would include a tax-free spin-off of a new public company and a public offering of the new company's stock. The new company would be comprised of four former Teledyne companies in the Aerospace and Electronics Segment. The four businesses are Electronic Technologies headquartered in Los Angeles, CA; Brown Engineering headquartered in Huntsville, AL; Continental Motors headquartered in Mobile, AL; and Cast Parts located in southern California. Combined 1998 revenues of the businesses in the new company were approximately $800 million. The new company is expected to be headquartered in Los Angeles.

   The Company is proceeding simultaneously with the consideration of a spin-off and public offering of the Consumer Segment, as announced in the 1998 second quarter, into a freestanding public company. This new company is expected to be headquartered in the Los Angeles area. Annual revenues for the Consumer Segment were approximately $250 million in 1998.

   The Company plans to submit a request for a private letter ruling to the Internal Revenue Service with respect to the tax-free nature of the proposed spin-offs by the end of the 1999 first quarter.

   Names for the new companies have not yet been selected.

   After the spin-offs, Allegheny Teledyne, headquartered in Pittsburgh, will be focused as one of the largest and most diversified specialty metals companies in the world with annual revenues of approximately $2.5 billion in 1998. It would consist of Allegheny Ludlum/Rodney -- a major flat-rolled producer of stainless steel, specialty metals, and titanium; Allvac and Allvac-SMP -- major producers of nickel-based superalloys, titanium alloys and specialty steels in billet, bar, rod, wire and coil forms; Oremet-Wah Chang -- a diversified producer of zirconium, titanium and other specialty metals including niobium, tantalum and hafnium; Titanium Industries, a titanium distribution company, and Rome Metals, a processor of titanium and other specialty metals; Metalworking Products -- a major producer of tungsten mill products, tungsten carbide materials and tungsten carbide cutting tools; Casting Service -- a foundry specializing in large grey and ductile iron castings; and Portland Forge -- a custom impression die forging company.

   In addition, the Company is exploring the sale of Ryan Aeronautical, a producer of unmanned aerial vehicles and target drones, which is located in San Diego, CA. The Company intends to sell its Fluid Systems business, a manufacturer of nitrogen gas springs, pressure relief valves and vehicle control valves headquartered in Brecksville, Ohio, and its Specialty Equipment business which consists of two divisions -- one division, located in Canada, is an assembler of hydraulic attachments for mining and construction equipment and the other is a manufacturer of transportable forklifts in the U.S. and the Netherlands. Combined revenues of the three businesses were nearly $400 million in 1998.

ACQUISITIONS AND DIVESTITURES

AEROSPACE DIVISION OF SHEFFIELD FORGEMASTERS

In February 1998, the Company acquired the assets of the aerospace division of Sheffield Forgemasters Limited, a private company in the United Kingdom, for approximately $110 million in an all-cash transaction.

   The acquisition of Sheffield Forgemasters' aerospace division, now known as Allvac-SMP, provides significant support to the Company's high performance metals businesses, primarily Allvac, and has enhanced service to customers by improving the sales and distribution network for the Company's nickel-based alloys, specialty steels and titanium in Europe. The acquisition also provides additional vacuum melting, vacuum consumable remelting, electroslag remelting, and forging capacity, which complements Allvac's facilities. Allvac-SMP's rotary forging machine is one of the largest in the world.

OREGON METALLURGICAL CORPORATION ("OREMET")

In October 1997, the Company announced that it had entered into a definitive merger agreement to acquire the stock of OREMET. Under the terms of the merger, which was completed in March 1998, OREMET shareholders received 1.296 shares of Allegheny Teledyne common stock in a tax-free exchange for each share of OREMET common stock. A total of 21.6 million shares of Allegheny Teledyne stock were issued in connection with the merger. The merger was accounted for under the pooling of interests accounting method.

   OREMET is an integrated producer and distributor of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, recreational and military markets. It operates manufacturing and finishing facilities in Oregon, Washington and Pennsylvania and has nine service centers in the United States, with additional service centers in the United Kingdom, Germany, Singapore and Canada.

AGREEMENTS WITH BETHLEHEM STEEL CORPORATION

In January 1998, Bethlehem Steel Corporation ("Bethlehem") and the Company jointly announced that they had entered into three agreements that would become effective after Bethlehem closed its previously announced acquisition of Lukens Inc. ("Lukens"). Bethlehem completed its acquisition of Lukens on May 29, 1998.

   On November 20, 1998, the asset sale agreement previously signed by both companies was closed and the related conversion services and hot band supply agreements began to be implemented.

   Under the asset sale agreement, Allegheny Ludlum Corporation ("Allegheny Ludlum"), a wholly owned subsidiary of Allegheny Teledyne, acquired certain assets which Bethlehem acquired from Lukens. These assets include the melting and hot rolling facilities located at the Houston, PA, plant and the wide anneal and pickle line at the Massillon, OH, plant.

   Under the conversion services agreement, Bethlehem agreed, for a 20-year period, to provide Allegheny Ludlum exclusive access to the Coatesville, PA, melt shop and caster for the production of stainless steel slabs, and to the Conshohocken, PA, 110-inch Steckel mill for the rolling of stainless steel slabs and stainless precipitation hardening grades, maraging grades, and nickel and nickel-based alloys.

   After jointly conducting due diligence, Allegheny Ludlum and Bethlehem agreed that improvements to Bethlehem's 110-inch Steckel mill would enhance performance for the benefit of both parties, and they will share in the cost of certain of these improvements. Using independent consultants, Allegheny Ludlum and Bethlehem concluded that improvements to the computer control system, increasing the power of the roughing mill and undertaking other projects to improve the mill's capability will enhance performance of the mill for carbon, alloy and stainless steel. Two 8,000 horsepower roughing mill motors will be installed, and Allegheny Ludlum will share in the ownership of the motors up to a maximum investment of $9 million. The total cost of all improvements to the 110-inch Steckel mill is currently estimated to be about $25 million.

   At the closing of the asset sale and conversion services agreement, Allegheny Ludlum paid Bethlehem $105 million in cash of the previously announced $175 million asset purchase price, and issued a non-interest bearing promissory note for the remaining $70 million. The note will be paid after the improvements to the 110-inch Steckel mill are completed and the mill returns to a regularly scheduled operating basis.

   In addition, under the hot band supply agreement, Allegheny Ludlum agreed to supply Bethlehem with up to 150,000 tons annually of stainless bands for further processing at Lukens' stainless cold finishing facilities at its Washington, PA and Massillon, OH plants until Bethlehem sells these facilities. Bethlehem has announced that it plans to cease operations at these two facilities, but that it continues to pursue the sale of the facilities.

DIVESTITURES

In 1997, the Company sold six businesses which manufactured collapsible metal and laminate packaging tubes, thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds and welded stainless steel tubular products, and operated job training centers for the U.S. government. Net after-tax proceeds from sales of these non-strategic businesses together with proceeds from sales of investments, surplus real estate and Company aircraft totaled $82.4 million in 1997.

RESULTS OF OPERATIONS

The Company's sales from continuing operations were $3.8 billion in 1998, 1997 and 1996. Continuing foreign sales represented approximately 20 percent of continuing sales in 1998 and 18 percent of continuing sales in 1997 and 1996, respectively. Continuing sales under contracts with the U.S. Government, which included contracts with the Department of Defense, represented approximately 13 percent, 12 percent and 16 percent of continuing sales in 1998, 1997 and 1996, respectively. Continuing defense sales represented approximately 10 percent, 9 percent and 11 percent of continuing sales in 1998, 1997, and 1996, respectively.

    Sales and operating profit for the Company's four business segments are presented separately below and in Note 12 of the Notes to Consolidated Financial Statements. Certain amounts for 1997 and 1996 have been reclassified to conform with the 1998 presentation.

SPECIALTY METALS
(In millions)                                                 1998     % Change         1997     % Change        1996
---------------------------------------------------------------------------------------------------------------------
Sales from Continuing Operations                          $2,053.4         (5)%     $2,155.5           3%    $2,096.3
---------------------------------------------------------------------------------------------------------------------
Operating Profit                                             282.3        (12)%        320.7           3%       311.1
---------------------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales                    13.7%                     14.9%                    14.8%
---------------------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales                       16.8%                     13.4%                    11.7%
---------------------------------------------------------------------------------------------------------------------


1998 COMPARED TO 1997

Sales and operating profit for the Specialty Metals Segment decreased 5 percent and 12 percent, respectively, in 1998 compared to 1997.

   Tight operating cost controls and cost reduction efforts continued throughout the Specialty Metals Segment.

Flat-Rolled Products
--------------------

   Sales and operating profit of Allegheny Ludlum and Rodney Metals, which consist primarily of flat-rolled products, declined 8 percent and 10 percent, respectively, in 1998. Tons shipped remained level at 542,000 tons compared to 1997, but sales and operating profit declined primarily due to the impact on pricing of imports of commodity stainless steel products into the U.S. market from Europe and Asia. Average selling prices of flat-rolled specialty materials declined to $2,184 per ton in 1998 from $2,380 in 1997.

   Raw material costs were lower for flat-rolled products in 1998 as compared to 1997. Costs of nickel, a key raw material in the manufacture of stainless steel, continued to decline during 1998.

   In June 1998, Allegheny Ludlum and other domestic producers of flat-rolled stainless steel sheet and strip products and several unions filed petitions with the International Trade Commission ("ITC") and the U.S. Department of Commerce ("DOC") charging companies in eight foreign countries with violations of U.S. trade laws. In response, on July 7, 1998, the DOC formally initiated antidumping and countervailing duty cases. On July 24, 1998, the ITC found preliminarily that imports of stainless steel sheet and strip in coils from certain countries are materially injuring the domestic industry. As a result, the DOC conducted countervailing duty and antidumping investigations of imports of stainless steel sheet and strip in coils. These investigations were extended 30 days at the request of U.S. producers, and on December 18, 1998, the DOC announced preliminary antidumping duties on imports of stainless steel sheet and strip in coils from companies in eight nations of up to nearly 59 percent. In addition, on October 30, 1998, U.S. producers requested that the DOC apply the "critical circumstances" provision of the U.S. trade laws to combat import surges. An affirmative finding would impose antidumping duties retroactively to September 18, 1998. On November 10, 1998, the DOC announced preliminary countervailing duty rates on imports of stainless steel sheet and strip in coils from France, Italy and South Korea. Final antidumping duties are expected to be set by the DOC in May 1999.

   On August 5, 1998, Allegheny Ludlum announced that it would be increasing prices for stainless steel hot rolled and cold rolled sheet, strip and coiled plate effective with shipments on October 5, 1998. This price increase is intended to support additional investment in the flat-rolled products business to further improve product quality and continue the Company's position as a low-cost world-class supplier of specialty steels. The ability to maintain price increases depends on market conditions, including pricing by foreign producers.

   The Company invested $5.2 million in 1998, and has invested $24.4 million to-date, in a Chinese joint venture, Shanghai STAL Precision Stainless Steel Company Limited, to produce precision rolled stainless steel strip. Allegheny Ludlum owns 60 percent of the venture. The plant constructed by the joint venture is expected to start commercial production in the first half of 1999.

   In February 1998, an early settlement was reached on a new three-year labor agreement covering United Steelworkers of America union members working at Allegheny Ludlum plants in Pennsylvania, New York, Indiana, and Connecticut. The collective bargaining agreement is effective through June 30, 2001.

High Performance Metals
-----------------------

   In 1998, sales from high-performance metals businesses increased 1 percent, while operating profit decreased 13 percent compared to 1997. The decline in operating results occurred primarily in titanium products as aircraft and jet engine manufacturers continued to adjust inventory and level off production rates. Titanium sales at Oremet-Wah Chang were also negatively impacted by the Boeing-Timet supply agreements, and reduced demand from chemical processing and recreational markets. In addition, start-up costs associated with Oremet-Wah Chang's new electron beam melt facility and Allvac's new vacuum induction furnace negatively impacted operating margins. These items were partially offset by lower raw material costs and continuing cost reduction efforts.

   Operating results for high performance metals include the results of two acquisitions: OREMET, which was accounted for using the pooling of interests method of accounting; and Allvac-SMP, acquired for $110 million in an all-cash transaction in February 1998. The operating results reflect OREMET and Allegheny Teledyne as if they had been combined for all periods presented.

1997 COMPARED TO 1996

Both sales and operating profit for the Specialty Metals Segment increased 3 percent in 1997 compared to 1996, despite an increasingly difficult pricing environment for stainless steel commodity grades and a $4.9 million charge for environmental expenses. Tight operating cost controls remained in effect throughout the Specialty Metals Segment.

Flat-Rolled Products
--------------------

   Sales of flat-rolled products declined 6 percent in 1997. Tons shipped increased 1 percent in 1997, but sales declined due to the significant pricing pressure in commodity stainless steel products. Tons shipped in 1997 were 542,000 compared to 535,000 in 1996. Operating profit declined 22 percent reflecting the impact of pricing pressure from foreign sources, primarily in Europe and Asia, and increased imports in the U.S. markets. Average selling prices of flat-rolled specialty materials declined to $2,380 per ton in 1997 from $2,568 in 1996.

High Performance Metals
-----------------------

   Operating profit, excluding the environmental charge, and sales from high performance metals businesses increased 42 percent and 20 percent, respectively, compared to 1996. These results, which include the results of OREMET, reflected strong demand from commercial aerospace and chemical processing industries for specialized metals such as nickel-based superalloys, titanium, niobium and zirconium and further acceptance of titanium for recreational product usage.

AEROSPACE AND ELECTRONICS
(In millions)                                                 1998     % Change         1997     % Change        1996
---------------------------------------------------------------------------------------------------------------------
Sales from Continuing Operations                          $1,007.0           9%       $927.0         (4)%      $970.0
---------------------------------------------------------------------------------------------------------------------
Operating Profit                                             110.7          23%         90.3        (10)%       100.4
---------------------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales                    11.0%                      9.7%                    10.4%
---------------------------------------------------------------------------------------------------------------------
U.S. Government Sales as a Percentage of Sales               45.5%                     46.2%                    56.0%
---------------------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales                       19.4%                     18.7%                    21.0%
---------------------------------------------------------------------------------------------------------------------


1998 COMPARED TO 1997

Sales for the Aerospace and Electronics Segment increased 9 percent and operating profit increased 23 percent in 1998 compared to 1997. Sales and operating profit improved in 1998 for most companies in the Segment compared to 1997. The 1998 results benefited from higher sales and improved margins at Ryan Aeronautical due to the final deliveries on the Apache helicopter airframe contract as well as increased development efforts on the Global Hawk High Altitude Endurance Unmanned Aerial Surveillance/Reconnaissance Vehicle program. With the conclusion of the Apache contract, Ryan expects lower sales and operating income in 1999. At Brown Engineering, improvement in instrumentation products and defense programs resulted in increased sales and operating profit. At Electronic Technologies, improved performance in aircraft data systems and electronic communication products for business and commuter aircraft offset the negative impact on certain businesses resulting from the continuing economic difficulties in Asia. At Continental Motors, sales and operating profits increased on new piston engines and turbine engine programs, offsetting higher costs associated with plant rationalization and new product development. At Cast Parts, sales and operating profits declined due to production inefficiencies and delays in shipments.

1997 COMPARED TO 1996

Sales for the Aerospace and Electronics Segment decreased 4 percent and operating profit decreased 10 percent in 1997 compared to 1996. Ryan Aeronautical experienced declines in sales and operating profit primarily due to the scheduled wind-down of the initial phase of the Global Hawk program and the completion in 1996 of a contract to supply mid-range unmanned aerial vehicles. In September 1997, Ryan received authorization from the Pentagon to build two additional Global Hawk vehicles and to begin procuring certain items for a fifth vehicle. In 1997, The Boeing Company notified Ryan that it would terminate the long-standing agreement with Ryan to fabricate the Apache helicopter fuselage. Operating results declined at Brown Engineering in 1997 due to lower shipments and funding levels on defense and NASA contracts and costs associated with restructuring its operations. Nonrecurring expenses, primarily research and development-related expenses for avionics, resulted in declines in operating profit at Controls, a business unit of Electronic Technologies. Electronic Technologies was the largest contributor to the segment's sales and profit for 1997. Demand for electromechanical relays, circuit board contract manufacturing, and microelectronic hybrid products paced these results.

INDUSTRIAL
(In millions)                                                 1998     % Change         1997     % Change        1996
---------------------------------------------------------------------------------------------------------------------
Sales from Continuing Operations                            $515.9           1%       $511.7           3%      $499.1
---------------------------------------------------------------------------------------------------------------------
Operating Profit                                              53.0        (12)%         60.2          25%        48.3
---------------------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales                    10.3%                     11.8%                     9.7%
---------------------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales                       36.5%                     36.8%                    37.8%
---------------------------------------------------------------------------------------------------------------------


1998 COMPARED TO 1997

Sales for the Industrial Segment increased 1 percent and operating profit decreased 12 percent in 1998 compared to 1997. Decreased sales and operating profit at Metalworking Products primarily resulted from reduced demand and lower prices for tungsten, tungsten carbide and carbide cutting tools due to weaker global economic conditions. Metalworking Products was also negatively impacted by facility rationalization and related start-up costs and increased marketing costs for business expansion. In addition, the General Motors strike negatively impacted the results of Metalworking Products in the first half of 1998. These negative developments were partially offset by continued improvement in results at Casting Service, Portland Forge and Fluid Systems. Segment sales increased in 1998 due to improved sales of forged products, nitrogen gas springs and construction and mining equipment.

1997 COMPARED TO 1996

Sales for the Industrial Segment increased 3 percent and operating profit increased 25 percent in 1997 compared to 1996. Operating profit improved for Metalworking Products, which was the largest revenue and profit producer in the Segment. In addition, sales and operating profit improved at Portland Forge and at Specialty Equipment's mining and construction equipment and material handling businesses. These improvements in results were offset by a decline in operating profit and sales at Casting Service due primarily to discontinuing certain product lines and costs associated with other restructuring activities.


CONSUMER
(In millions)                                                 1998     % Change         1997     % Change        1996
---------------------------------------------------------------------------------------------------------------------
Sales from Continuing Operations                            $247.6         (2)%       $253.8          11%      $228.3
---------------------------------------------------------------------------------------------------------------------
Operating Profit                                              23.4        (32)%         34.5         141%        14.3
---------------------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Sales                     9.5%                     13.6%                     6.3%
---------------------------------------------------------------------------------------------------------------------
Foreign Sales as a Percentage of Sales                       15.2%                     18.0%                    18.7%
---------------------------------------------------------------------------------------------------------------------


1998 COMPARED TO 1997

Sales for the Consumer Segment decreased 2 percent and operating profit decreased 32 percent in 1998 compared to 1997. Sales and operating profit decreased compared to 1997 when the Segment benefited from strong demand for a new Water Pik showerhead product. In addition, operating results in 1998 were adversely affected by development and product costs related to new water filtration products. These negative developments were partially offset by stronger sales and improved margins on Laars swimming pool products.

   In August 1998, Laars acquired the assets of Trianco Heatmaker, Inc., a manufacturer of high efficiency gas- and oil-fired boiler and water heating products based in Randolph, MA.

1997 COMPARED TO 1996

Sales for the Consumer Segment increased 11 percent and operating profit increased 141 percent in 1997 compared to 1996. The improvement in operating results at Water Pik was particularly strong due to the favorable performance of new products and cost reductions. Sales and operating profit improved at Laars primarily due to the successful integration of the pool products of Laars and Jandy Industries, Inc., a major United States producer of water flow control valves and electronic control systems for the swimming pool industry which was acquired in 1996. The introduction of a new pool heater product also contributed to improved sales and operating profit at Laars.

MERGER AND RESTRUCTURING COSTS

Merger and restructuring costs recorded by the Company were $67.8 million, $12.0 million and $57.5 million in 1998, 1997 and 1996, respectively. The Company recorded charges of $19.1 million in 1998, $12.0 million in 1997 and $57.5 million in 1996 for severance, financial advisory, legal, accounting, and other costs associated with the acquisition of OREMET in 1998 and the combination of Allegheny Ludlum and Teledyne in 1996. The Company also recorded charges of $19.3 million in 1998 resulting primarily from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in the 1998 third quarter. This workforce reduction will result in pretax savings of approximately $16 million annually. Costs associated with exiting certain product lines in the 1998 third quarter and asset impairments resulting from new capital expenditure programs coming on-line resulted in a charge of $29.4 million. Sales and operating results for the business being exited were not financially material.

CORPORATE EXPENSES

Corporate expenses continued to decline to $36.5 million in 1998 from $40.4 million in 1997 and $43.7 million in 1996. The decline in 1998 resulted primarily from the continued focus on cost controls. Corporate expenses declined in 1997 primarily from the consolidation of the Allegheny Ludlum and Teledyne corporate operations.

INVESTMENTS AND OPERATIONS SOLD OR HELD FOR SALE

In 1998, income from investments and operations sold or held for sale of $1.4 million included pretax gains on the sales of real estate and certain investments offset by losses associated with asset sales activities during the year.

   Income from investments and operations sold or held for sale in 1997 included pretax gains of $18.1 million on the divestitures of businesses which operated job training centers for the U.S. Government and which manufactured collapsible metal and laminate packaging tubes, thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds, and welded stainless steel tubular products, $27.6 million on the sale of the Company's investment in Semtech Corporation common stock, and $17.3 million on the sale of the Company's investment in Nitinol Development Corporation. In addition, operating results for investments and operations sold or held for sale included a charge of $5.3 million to write off the Company's investment in a research and development venture in 1997 and charges of $6.8 million in 1997 and $7.7 million in 1996 to settle certain U.S. Government contracting matters relating to former Teledyne businesses.

   Income from investments and operations sold or held for sale in 1996 included pretax gains of $41.0 million on the sale of the Company's defense vehicle business and $20.3 million on the sale of surplus California real estate.

   These amounts are included in other income on the income statement.

INCOME TAXES

The Company's effective income tax rate was 38.3 percent, 37.3 percent and 40.5 percent in 1998, 1997 and 1996, respectively. The 1997 rate includes the effect of favorable adjustments to prior years' tax liabilities. The 1996 rate resulted from non-deductible business combination costs in 1996.

   The Company has determined, based on its history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at December 31, 1998 will be realized.

FINANCIAL CONDITION AND LIQUIDITY

In 1998, cash generated from operations of $399.4 million, borrowings on credit lines of $113.6 million, proceeds from sales of businesses and investments and disposals of assets of $48.2 million and proceeds from the sale of short-term investments of $34.4 million were used to invest $401.7 million in capital equipment and business expansion, pay dividends of $122.3 million and purchase treasury stock of $49.4 million. Cash transactions plus cash on hand at the beginning of the year resulted in a cash position of $74.8 million at December 31, 1998.

   Working capital decreased to $742.2 million at December 31, 1998 compared to $842.6 million at the end of 1997. The current ratio decreased to 2.2 in 1998 from 2.4 in 1997. The decrease in working capital was primarily due to reductions in accounts receivable and inventory, even after taking into account the working capital acquired with businesses purchased, and increased short-term debt.

   In the 1998 fourth quarter, the Company entered into three short-term credit agreements in connection with the closing of the asset sale agreement with Bethlehem. These agreements provide for borrowings totaling up to $185.0 million on a revolving credit basis. At December 31, 1998, borrowings outstanding under these agreements were $65.0 million. Allegheny Ludlum also issued a $70.0 million non-interest bearing promissory note to Bethlehem in the 1998 fourth quarter in connection with the closing of the asset sale agreement.

   The Company's debt to capitalization ratio increased to 27.8 percent in 1998 from 21.2 percent in 1997. The Company's net debt to total capitalization ratio increased to 24.7 percent in 1998 from 16.6 percent in 1997. These increases were primarily due to increased cash outlays for strategic acquisitions and capital spending, primarily in the Specialty Metals Segment.

   Total capital expenditures for 1999 are expected to approximate $128 million. However, as a result of the uncertain business outlook in the U.S. and concern about global economic conditions, the Company intends to continue to closely monitor business conditions and hold tighter than usual reins on capital and discretionary spending until it has a better sense of the economy's strength or weakness.

   In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum were merged with overfunded defined benefit pension plans of Teledyne. The resulting pension plan is fully funded with assets significantly in excess of the projected benefit obligations. As a result, for the indefinite future, the Company does not anticipate that it will have to contribute to its defined benefit pension plan. Under current Internal Revenue Code regulations, certain amounts paid for retiree medical expenses may be reimbursed annually from the excess pension plan assets. In 1998, the Company recovered the pre-tax amount of $37.4 million under these regulations. While not affecting reported operating profit, cash flow increased by the after-tax effect of the recovered amount.

   In October 1998, the Company's Board of Directors authorized a stock repurchase program to acquire up to 20 million shares of Allegheny Teledyne common stock. The shares may be purchased from time-to-time in the open market or in negotiated transactions. As of December 31, 1998, the Company had repurchased 2.5 million shares at a cost of $49.4 million. From the inception of the share repurchase program through February 26, 1999, the Company repurchased
3.8 million shares on the open market for a cost of $76.0 million.

   In 1997, the Company repurchased 3.8 million shares of Allegheny Teledyne common stock at a cost of $107.7 million. However, average common shares outstanding for 1997 were slightly higher than 1996 because share issuances upon stock option exercises exceeded share repurchases. The 12 million share repurchase program initiated in 1997 was terminated October 31, 1997 in connection with the announced acquisition of OREMET, which was accounted for as a pooling of interests.

   The Company believes that internally generated funds, current cash on hand and borrowings from existing credit lines will be adequate to meet foreseeable needs. The Company may choose, however, to issue additional debt depending on market conditions.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. This statement was adopted by the Company in 1998. It did not have a material effect on the consolidated financial statements.

   FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued in February 1998. This statement revises employers' disclosures about pension and postretirement benefit plans. It does not change the measurement or recognition of those plans. The Company adopted this statement in 1998.

   FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in its statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is presently evaluating the effect of adopting this statement.

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

IMPACT OF THE INTRODUCTION OF THE EURODOLLAR

In 1998, the Company initiated an internal analysis to determine the effects of the January 1, 1999 conversion and related transition by 11 member states of the European Union to a common currency, the "euro." The United Kingdom, where a significant portion of the Company's European operations is located, is not currently a participating country. Based on its preliminary findings, the Company does not expect the euro conversion to have a material impact on the Company's results of operation or financial condition. Like other companies with European sales and operations, the Company anticipates that it will face wage and product pricing transparency issues in participating countries; however, the Company does not expect the resolution of these issues to have a material adverse effect on the Company. Additionally, while the Company expects to encounter some technical challenges to adapt information technology and other systems to accommodate euro-denominated transactions, it does not anticipate associated costs to be material. Mostly due to evolving business needs and continuing technological advances, the Company has been modifying and replacing its computer software and hardware at its European operations.

   The Company believes that the euro conversion will not have a material adverse effect on its foreign currency activities described below.

HEDGING

The Company uses derivative financial instruments from time to time to hedge ordinary business risks regarding foreign currencies on product sales and to partially hedge against volatile raw material cost fluctuations in the Specialty Metals Segment.

   Foreign currency exchange contracts are used to limit transactional exposure to changes in currency exchange rates. The Company sometimes purchases foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts, which are not financially material, are designated as hedges of export sales transactions in which settlement will occur in future periods and which otherwise would expose the Company, on the basis of its aggregate net cash flows in respective currencies, to foreign currency risk.

   A portion of the Company's operations consists of investments in foreign subsidiaries. As a result, the Company's financial results could be affected by changes in foreign currency exchange rates. To mitigate this foreign currency translation risk, the Company has a practice of recapitalizing operations using local foreign currency debt to replace direct equity investment. The average interest rate to service this foreign debt is favorable to current U.S. interest rates.

   As part of its risk management strategy, the Company purchases exchange-traded futures contracts to manage exposure to changes in nickel prices, a component of raw material cost for some of the specialty metals companies. The nickel futures contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. Some of these contracts can be designated as hedges of the Company's firm sales commitments and are short-term in nature to correspond to the commitment period. The gains and losses on these contracts are deferred and recognized in earnings when realized as an adjustment to cost of goods sold. Historically, the Company has not closed any significant contracts prior to the execution of the underlying sale transaction, nor have any of the underlying sales transactions for such significant contracts failed to occur which resulted in a material adverse effect on the Company.

   The Company has guaranteed the outstanding Allegheny Ludlum fixed rate 6.95 percent debentures due in 2025. In a period of declining interest rates, the Company faces the risk of required interest payments exceeding those based on the then current market rate. To mitigate interest rate risk, the Company attempts to maintain a reasonable balance between fixed and variable rate debt to keep financing costs as low as possible.

   The Company believes that adequate controls are in place to monitor these hedging activities, which are not financially material. However, many factors, including those beyond the control of the Company such as changes in domestic and foreign political and economic conditions, as well as the magnitude and timing of interest rate changes, could adversely affect these activities.

ENVIRONMENTAL

The Company is subject to federal, state and local environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws. The Company's reserves for environmental remediation totaled approximately $33.7 million at December 31, 1998. Based on currently available information, management does not believe future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

   With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 37 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 17 of these sites, and the potential loss exposure with respect to any of the remaining 20 individual sites is not considered to be material.

   For additional discussion of environmental matters, see Notes 1 and 15 of the Notes to Consolidated Financial Statements.

GOVERNMENT CONTRACTS

Several of the Company's subsidiaries perform work on contracts with the U.S. Government. Many of these contracts include price redetermination clauses, and most are terminable at the convenience of the government. Certain of these contracts are fixed-price or fixed-price incentive development contracts which involve a risk that costs may exceed those expected when the contracts were negotiated. Absent modification of these contracts, any costs incurred in excess of the fixed or ceiling prices must be borne by the Company. In addition, virtually all defense programs are subject to curtailment or cancellation due to the year-to-year nature of the government appropriations and allocations process. A material reduction in U.S. Government appropriations may have an adverse effect on the Company's business, depending upon the specific programs affected by any such reduction. Since certain contracts extend over a long period of time, all revisions in cost and funding estimates during the progress of work have the effect of adjusting the current period earnings on a cumulative catch-up basis. When the current contract estimate indicates a loss, provision is made for the total anticipated loss. The Company obtains many U.S. Government contracts through the process of competitive bidding. There can be no assurance that the Company will continue to be successful in having its bids accepted.

   Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Under the False Claims Act, a person may assert the rights of the U.S. Government by initiating a suit under seal against a contractor. For the claim to be successful, the person must have information that the contractor falsely submitted a claim to the U.S. Government for payment. The U.S. Government may choose to intervene and assume control of the case.

   Government contracting claims may be resolved by detailed fact-finding and negotiation. When they are not resolved in that way, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations.

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

   For additional discussion of government contract matters, see Note 15 of the Notes to Consolidated Financial Statements.

YEAR 2000 READINESS DISCLOSURE

Over the past several years, the Company has put in place management task forces at its operating companies to identify whether its computer systems, which include business computers, mill equipment and process control computers and other devices using a microprocessor, as well as telecommunication and payroll and employee benefit processing systems, would function properly with respect to dates in the Year 2000 and thereafter. These task forces report to the Executive Resource Information Committee, a senior management committee charged with reviewing and establishing priorities for information technology-related matters, including Year 2000 issues, and which reports to the Audit and Finance Committee of the Company's Board of Directors. Through these efforts, Year 2000 identification, solution development, testing and implementation initiatives and contingency planning initiatives are in process at Allegheny Teledyne and each of the operating companies.

   In part as a result of its Year 2000 initiatives, but mostly due to evolving business needs and continuing technological advancements, the Company has been modifying and replacing portions of its computer software and hardware systems. The Company estimates, based on dollars expended, that installation of solutions to identified Year 2000 issues relating to its information technology systems is approximately 90 percent complete. While the Company estimates that based on dollars expended, about 95 percent of solutions have been implemented for its non-information technology systems, the Company continues to work to resolve various manufacturing-related Year 2000 issues. The Company continues to target having substantially all internal solutions relating to Year 2000 functionality of its computer systems developed and implemented by June 1999. This targeted completion date depends, however, on numerous assumptions, including continued availability of trained personnel in this area. In addition, efforts continue to be made to identify and resolve customer- and supplier-based Year 2000 issues that could affect the Company and its operating and support systems. The Company believes that it has identified substantially all material customer- and supplier-based Year 2000 issues. Efforts also continue to be made to identify whether products produced and sold by Allegheny Teledyne's operating companies have Year 2000 issues. The Company believes that it has identified substantially all products that have Year 2000 issues and is working to resolve such issues. The Company believes that it does not have any significant product-related Year 2000 issues. The Company has not conducted any review of products manufactured and sold by discontinued businesses or businesses it has sold.

   Excluding expenditures necessitated by ordinary business needs and continuing technological advancements in the computer industry, the Company spent approximately $11 million in 1998 and anticipates spending another estimated $7 million in 1999 to address Year 2000 issues. These expenditures do not include expenditures that may be required to address Year 2000 issues associated with some products. Substantially all costs related to the Company's Year 2000 initiatives are expensed as incurred and funded through operating cash flows. Additional amounts may be spent in subsequent years.

   Based upon internal assessments, formal communications with suppliers and customers with which the Company exchanges electronic data, and work completed to date, the Company believes that Year 2000 issues should not pose significant operational problems or have a material impact on the Company's consolidated financial position, results of operations or cash flow. A failure of third party vendors or customers to be Year 2000 ready, however, could adversely affect these beliefs and is not quantifiable. Such failure could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow in a given period, but probably not over the long-term. The most reasonably likely worst case scenario of failure by the Company or its suppliers or customers to resolve Year 2000 problems would be a temporary slowdown or cessation of manufacturing operations at one or more of the Company's facilities and a temporary inability on the part of the Company to timely process orders and to deliver finished products to customers. Delays in meeting customers' orders would affect the timing of billings to and payments received from customers with respect to orders and could result in other liabilities. Customers' Year 2000 problems could also delay the timing of payments to the Company for orders. Efforts are underway to identify contingency plans should unplanned situations arise on January 1, 2000.

   While the Company has been conducting a comprehensive Year 2000 review of its computer systems and products, there may be Year 2000-related matters that have not been identified. Actual dollar amounts spent by the Company to address Year 2000 issues could materially differ from the estimates for a number of reasons, including changes in the availability or costs of personnel trained in this area, changes made to the Company's remediation plans, the ability of the Company's significant suppliers, customers and others with which it conducts business, including governmental agencies, to identify and resolve their own Year 2000 issues or identification of other Year 2000-related matters.

FORWARD LOOKING AND OTHER STATEMENTS

From time to time, the Company has made and may continue to make "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This annual report contains many forward looking statements. These statements, which represent the Company's expectations or beliefs concerning various future events, include statements concerning: anticipated effects of the proposed strategic transformation of and dispositions by the Company; anticipated effects of the acquisitions of OREMET and Allvac-SMP and the agreements with Bethlehem Steel Corporation on earnings, cost savings and operations of the Company; cash flow; aviation and aerospace industry trends; cost reductions; certain expected capital expenditures; computer software modification or replacement; anticipated expenditures to address the impact of Year 2000 issues; anticipated effects of the euro currency conversion; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; and future environmental costs. These statements are based on current expectations that involve a number of risks and uncertainties, including those described under the captions "Other Matters -- Environmental" and "Other Matters -- Government Contracts." Actual results may differ materially from results anticipated in forward looking statements. The Company assumes no duty to update its forward looking statements. Other important factors that could cause actual results to differ from those in such forward looking statements include the following:

   Uncertainties Relating to Proposed Strategic Transformation. The Company has identified anticipated benefits expected to result from the transformation and dispositions described under the caption "Strategic Transformation." Completing the transactions and achieving the anticipated results involves inherent uncertainties, including those relating to whether legal, tax, financial and other considerations applicable to the spin-offs and public offerings can be successfully resolved, and whether the contemplated dispositions can be accomplished on terms acceptable to the Company, as well as business and other risks affecting the businesses of the Company, the two new companies expected to result from the transformation and the businesses the Company intends to sell. Consummation of the transactions and realization of the anticipated results could take longer than expected and implementation difficulties and market factors could change the anticipated results. Accordingly, there can be no assurance that the Company will be able to realize, or do so within any particular time frame, the expected benefits anticipated to be achieved as a result of the proposed transformation and dispositions.

   Cyclical Demand for Specialty Metals. The Company's specialty metals businesses accounted for a significant portion of the Company's 1998 total sales and its 1998 total income. Demand for products of these businesses is cyclical because the industries in which customers of such businesses operate are cyclical. Various changes in general economic conditions affect these industries, including decreases in the rate of consumption or use of their products due to economic recessions.

   Significant downturns in the domestic economy are believed to have adversely affected the results of operations of Allegheny Ludlum, Teledyne and OREMET from time to time during their respective histories. Other factors causing fluctuation in market demand and volatile pricing include national and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials.

   The current trend of price deflation for many commodity products may also adversely affect prices for commodity grades of specialty metals. As a result of these factors, the Company's operating results could be subject to significant fluctuation. For example, an adverse pricing environment for commodity grades of stainless steel in 1998 and 1997 and an adverse pricing environment for titanium products in 1998 negatively affected sales and operating profit of the Company's specialty metals businesses.

   Unavailability of Raw Materials for Specialty Metals. Certain important raw materials used to produce specialty metals must be acquired from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials. Purchase prices of certain critical raw materials are volatile. As a result, the Company's operating results could be subject to significant fluctuation. The Company enters into raw material future contracts from time to time to hedge its exposure to price fluctuation. The Company believes that it has adequate controls to monitor such activities which are not financially material.

   Risks of Export Sales. Export sales will continue to account for a significant percentage of the Company's sales. Risks associated with export sales include: political and economic instability, including the current prevailing weak conditions in several of the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for the Company's products; changes in tax laws and tariffs; euro currency conversion; and exchange rate fluctuations (which may affect sales to international customers and the value of and profits earned on export sales when converted into dollars). Any of these factors could materially adversely effect the Company's results.

   Risks Associated with Acquisition and Disposition Strategy. The Company intends to continue to strategically position its businesses in order to improve its ability to compete.

The Company plans to do this by seeking specialty niches, expanding its global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing businesses. The Company regularly considers acquisition and business combination opportunities as well as possible business dispositions. Its management from time to time holds discussions with management of other companies to explore such opportunities and possible dispositions. As a result, the relative makeup of the businesses comprising the Company are subject to change. Acquisitions involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; the potential loss of key personnel of an acquired business; the Company's ability to achieve identified financial and operating synergies anticipated to result from an acquisition; and unanticipated changes in business and economic conditions affecting an acquired business. International acquisitions could be affected by export controls, exchange rate fluctuations, the euro conversion, domestic and foreign political conditions and further deterioration in domestic and foreign economic conditions.

   Uncertainties Relating to Synergies. There can be no assurance that the Company will be able to realize, or do so within any particular time frame, the cost reductions, cash flow increases or other synergies expected to result from acquisitions and other transactions the Company has made or may make or generate additional revenue to offset any unanticipated inability to realize such expected synergies. Realization of the anticipated benefits of acquisitions and other transactions, including the OREMET and Allvac-SMP acquisitions and the agreements with Bethlehem Steel Corporation, could take longer than expected and implementation difficulties, market factors and further deterioration in domestic or global economic conditions could alter the anticipated benefits.

   Labor Matters. The Company employs approximately 21,500 persons, 9,400 of whom are employed at companies in the Specialty Metals Segment. Approximately 32 percent of the Company's workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), and certain of which are highlighted below.

   Approximately 400 OREMET employees are covered by a collective bargaining agreement with the USWA which is effective through July 31, 2000. Approximately 700 Wah Chang employees are covered by a collective bargaining agreement with the USWA which is effective through October 1, 2000. Approximately 400 employees of Continental Motors are covered by a collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America which is effective through December 16, 2000. Approximately 400 employees at Allegheny Ludlum's Washington Plant are covered by a collective bargaining agreement with the USWA which is effective through September 30, 1999. Substantially all of Allegheny Ludlum's 3,600 other production and maintenance employees are covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 30, 2001.

   In 1994, following the expiration of a prior collective bargaining agreement between Allegheny Ludlum and the USWA, the USWA authorized a strike by its members that lasted 10 weeks and materially adversely affected Allegheny Ludlum's operating results. There can be no assurance that the Company will succeed in concluding collective bargaining agreements with the USWA or other unions to replace those that expire.

   Additional factors are described from time to time in the Company's filings with the Securities and Exchange Commission.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In millions except per share amounts)

For the Years Ended December 31,                                             1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
SALES                                                                  $  3,923.4       $  4,030.1        $  4,052.6
---------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                                          2,950.2          3,039.6           3,081.0
   Selling and administrative expenses                                      503.6            510.3             538.2
   Merger and restructuring costs                                            67.8             12.0              57.5
   Interest expense, net                                                     19.3             16.9              35.1
---------------------------------------------------------------------------------------------------------------------
                                                                          3,540.9          3,578.8           3,711.8
---------------------------------------------------------------------------------------------------------------------
Earnings before other income                                                382.5            451.3             340.8
Other income                                                                  8.7             72.9              77.6
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS                           391.2            524.2             418.4
Provision for income taxes                                                  150.0            195.4             169.6
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY LOSS                                            241.2            328.8             248.8
Extraordinary loss on redemption
   of debt, net of income tax benefit                                          --               --             (13.5)
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  241.2            328.8             235.3

Dividends on preferred stock                                                   --               --               2.0
---------------------------------------------------------------------------------------------------------------------
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS                            $    241.2       $    328.8        $    233.3
---------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income before extraordinary loss                                    $     1.23       $     1.67        $     1.29
   Extraordinary loss                                                          --              --              (0.07)
---------------------------------------------------------------------------------------------------------------------
   BASIC NET INCOME PER COMMON SHARE                                   $     1.23       $     1.67        $     1.22
---------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income before extraordinary loss                                    $     1.22       $     1.64        $     1.27
   Extraordinary loss                                                          --               --             (0.07)
---------------------------------------------------------------------------------------------------------------------
   DILUTED NET INCOME PER COMMON SHARE                                 $     1.22       $     1.64        $     1.20
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions except share and per share amounts)

                                                                                      DECEMBER 31,      December 31,
                                                                                              1998              1997
---------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                $    74.8         $    53.7
Short-term investments available for sale                                                       --              34.4
Accounts receivable                                                                          534.7             576.0
Inventories                                                                                  659.9             697.9
Deferred income taxes                                                                         59.3              40.3
Tax refund                                                                                     5.9               9.4
Prepaid expenses and other current assets                                                     29.9              32.3
---------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                    1,364.5           1,444.0
Property, plant and equipment                                                              1,003.6             753.8
Prepaid pension cost                                                                         418.6             379.7
Cost in excess of net assets acquired                                                        256.0             186.5
Other assets                                                                                 132.8             134.2
---------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                          $ 3,175.5         $ 2,898.2
---------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Accounts payable                                                                         $   227.0         $   267.9
Accrued liabilities                                                                          327.1             328.8
Short-term debt and current portion of long-term debt                                         68.2               4.7
---------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                 622.3             601.4
Long-term debt                                                                               446.8             330.4
Accrued postretirement benefits                                                              582.6             574.5
Other                                                                                        183.9             147.3
---------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                       1,835.6           1,653.6
---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock, par value $0.10: authorized - 50,000,000 shares; issued - none              --                --
   Common stock, par value $0.10: authorized - 600,000,000 shares; issued -
      197,937,664 in 1998 and 197,730,720 in 1997; outstanding - 194,873,151
      shares in 1998 and 195,713,604 shares in 1997                                           19.8              19.8
   Additional paid-in capital                                                                467.3             463.5
   Retained earnings                                                                         923.9             822.6
   Treasury stock: 3,064,513 shares in 1998 and 2,017,116 shares in 1997                     (67.6)            (60.2)
   Foreign currency translation losses                                                        (5.9)             (2.4)
   Unrealized gains on securities                                                              2.4               1.3
---------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                              1,339.9           1,244.6
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $ 3,175.5         $ 2,898.2
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

For the Years Ended December 31,                                             1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                             $ 241.2          $ 328.8           $ 235.3
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation and amortization                                         109.0            104.4             109.7
      Non-cash restructuring costs                                           50.9               --                --
      Deferred income taxes                                                  (7.3)            (4.3)             19.1
      Gains on sales of businesses and investments                           (1.6)           (69.2)            (64.5)
      Extraordinary loss on redemption of debt                                 --               --              13.5
   Change in operating assets and liabilities:
      Accounts payable                                                      (57.4)            11.1              26.6
      Accounts receivable                                                    57.0            (25.5)              1.6
      Prepaid pension cost                                                  (50.2)           (24.7)            (41.8)
      Inventories                                                            49.5            (64.8)           (120.6)
      Accrued liabilities                                                     7.0            (48.6)             (3.1)
      Tax refund                                                              6.1             37.7                --
      Accrued income taxes                                                    0.1             36.4              17.9
   Other                                                                     (4.9)             3.3              27.2
---------------------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                                 399.4            284.6             220.9
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Short-term investments - sales                                            34.4             31.5               6.1
   Short-term investments - purchases                                          --             (2.5)            (73.8)
---------------------------------------------------------------------------------------------------------------------
      Net (increase) decrease in short-term investments                      34.4             29.0             (67.7)
   Purchases of businesses and investment in ventures                      (229.1)           (40.4)            (23.6)
   Purchases of property, plant and equipment                              (172.6)          (122.8)            (92.2)
   Proceeds from the sales of businesses and investments                     28.9            112.1             124.8
   Disposals of property, plant and equipment                                19.3             30.7              16.0
   Other                                                                     (9.4)            (5.8)             (9.1)
---------------------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      (328.5)             2.8             (51.8)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Increase in long-term debt                                               123.3              4.4             290.7
   Payments on long-term debt and capital leases                             (9.7)          (117.6)           (456.0)
---------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in long-term debt                             113.6           (113.2)           (165.3)
   Dividends paid                                                          (122.3)          (112.2)           (106.1)
   Purchases of common stock                                                (49.4)          (107.7)            (23.7)
   Exercises of stock options                                                 8.3             35.4              13.9
   Issuance of OREMET common stock                                             --               --             103.2
   Redemption of Teledyne preferred stock                                      --               --             (41.4)
   Other                                                                       --               --               1.1
---------------------------------------------------------------------------------------------------------------------
      CASH USED IN FINANCING ACTIVITIES                                     (49.8)          (297.7)           (218.3)
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             21.1            (10.3)            (49.2)
Cash and cash equivalents at beginning of year                               53.7             64.0             113.2
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $  74.8          $  53.7           $  64.0
---------------------------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:
   Assets acquired under promissory note                                  $  65.9          $    --           $    --
   Preferred stock dividends on common stock                                   --               --               8.3
---------------------------------------------------------------------------------------------------------------------

Amounts presented on the Consolidated Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses and the effects of foreign currency translation.

The accompanying notes are an integral part of these statements.

ALLEGHENY TELEDYNE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions except per share amounts)

                                                                                           Accumulated
                                                Additional                                       Other
                                        Common     Paid-In       Retained      Treasury  Comprehensive Stockholders'
                                         Stock     Capital       Earnings         Stock         Income        Equity
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995              $ 18.8      $303.8         $514.6          $  --        $ 14.5      $  851.7
---------------------------------------------------------------------------------------------------------------------
Net income                                  --          --          235.3            --             --         235.3
Other comprehensive income, net of tax:
   Foreign currency translation losses      --          --             --            --           (1.7)         (1.7)
   Unrealized holding losses arising
     during period                          --          --             --            --           (1.6)         (1.6)
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                        --          --          235.3            --           (3.3)        232.0

Cash dividends on common and preferred
   stock (Allegheny Teledyne $0.16 per
   common share, Allegheny Ludlum $0.42
   per common share, Teledyne $0.44 per
   common share and $1.20 per
   preferred share)                         --          --         (106.1)           --             --        (106.1)
OREMET common stock offering               0.6       102.6             --            --             --         103.2
Employee stock plans                       0.1        26.5             --            --             --          26.6
Purchase and cancellation
   of common stock                          --       (23.7)            --            --             --         (23.7)
Preferred stock dividends on common
   stock (Teledyne $0.08 per share)         --          --           (8.3)           --             --          (8.3)
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                19.5       409.2          635.5            --           11.2       1,075.4
---------------------------------------------------------------------------------------------------------------------
Net income                                  --          --          328.8            --             --         328.8
Other comprehensive income, net of tax:
   Foreign currency translation losses      --          --             --            --           (5.0)         (5.0)
   Unrealized losses on securities:
     Unrealized holding gains arising
       during period                        --          --             --            --            9.7           9.7
     Less: realized gain included
       in net income                        --          --             --            --          (17.0)        (17.0)
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                        --          --          328.8            --         (12.3)         316.5

Cash dividends on common stock
   ($0.64 per common share)                 --          --         (112.2)           --             --        (112.2)
Purchase of common stock                    --          --             --        (107.7)            --        (107.7)
Employee stock plans                       0.3        54.3          (29.5)         47.5             --          72.6
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                19.8       463.5          822.6         (60.2)          (1.1)      1,244.6
---------------------------------------------------------------------------------------------------------------------
Net income                                  --          --          241.2            --             --         241.2
Other comprehensive income, net of tax:
   Foreign currency translation losses      --          --             --            --           (3.5)         (3.5)
   Unrealized gains on securities:
     Unrealized holding gains arising
       during period                        --          --             --            --            2.2           2.2
     Less: realized gain included
       in net income                        --          --             --            --           (1.1)         (1.1)
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                        --          --          241.2            --           (2.4)        238.8

Cash dividends on common stock
   ($0.64 per common share)                 --          --         (122.3)           --             --        (122.3)
Purchase of common stock                    --          --             --         (49.4)            --         (49.4)
Employee stock plans                        --         3.8          (17.6)         42.0             --          28.2
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998              $ 19.8      $467.3         $923.9        $(67.6)        $ (3.5)     $1,339.9
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY TELEDYNE INCORPORATED

We have audited the accompanying consolidated balance sheets of Allegheny Teledyne Incorporated and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1997 and 1996 financial statements of Oregon Metallurgical Corporation, a wholly owned subsidiary, which statements reflect total assets constituting 10.1 percent of the consolidated total as of December 31, 1997, and total revenues constituting 7.1 percent and 5.8 percent of the related consolidated totals for the years ended December 31, 1997 and 1996, respectively. Those statements were audited by other auditors whose report dated January 23, 1998 has been furnished to us and our opinion, insofar as it relates to data included for Oregon Metallurgical Corporation, is based solely on the report of the other auditors.

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

   In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Teledyne Incorporated at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
January 26, 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES --

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Allegheny Teledyne Incorporated ("Allegheny Teledyne") and its subsidiaries. As described in Note 2, on August 15, 1996, Allegheny Ludlum Corporation ("Allegheny Ludlum") and Teledyne, Inc. ("Teledyne") combined to form Allegheny Teledyne. As described in
Note 3, on March 24, 1998, Allegheny Teledyne acquired the stock of Oregon Metallurgical Corporation ("OREMET") in a merger transaction. Both of these combinations were accounted for under the pooling of interests method of accounting and the consolidated financial statements reflect the combined financial position, operating results and cash flows of Allegheny Ludlum, Teledyne and OREMET as if they had been combined for all periods presented. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, the "Company" refers to Allegheny Teledyne and its subsidiaries.

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

ACCOUNTS RECEIVABLE

Receivables are presented net of a reserve for doubtful accounts of $13.3 million at December 31, 1998 and $18.4 million at December 31, 1997. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

INVENTORIES

Inventories are stated at the lower of cost (last-in, first-out; first-in, first-out and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs.

PROPERTY AND EQUIPMENT

Property, plant and equipment are carried at cost. The principal method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. The Company believes the straight-line method more appropriately reflects its financial results by better allocating costs of new property over the useful lives of these assets. In addition, the method more closely conforms with that prevalent in the industries in which the Company operates and with that used by Allegheny Ludlum. The effect of this change on net income for 1996 was not material.

COST IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amortization expense was $8.1 million, $7.0 million and $5.5 million in 1998, 1997 and 1996, respectively.

FINANCIAL INSTRUMENTS

The fair values of financial instruments approximated their carrying values at December 31, 1998. Fair values have been determined through information obtained from quoted market sources and management estimates.

   The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair values, with net unrealized appreciation and depreciation on investments reported as a component of accumulated other comprehensive income. The Company's short-term investments available for sale at December 31, 1997 consisted of corporate debt securities and certificates of deposit which had maturities of less than one year.

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

RESEARCH AND DEVELOPMENT

Company-funded research and development costs ($57.5 million in 1998, $63.1 million in 1997 and $68.1 million in 1996), which include bid and proposal costs, are expensed as incurred. Costs related to customer-funded research and development contracts are charged to costs and expenses as the related sales are recorded. A portion of the costs incurred for Company-funded research and development is recoverable through overhead cost allowances on government contracts.

INCOME TAXES

Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

NET INCOME PER COMMON SHARE

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This statement was adopted by the Company in 1998. It did not have a material effect on the consolidated financial statements.

   FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued in February 1998. This statement revises employers' disclosures about pension and postretirement benefit plans. It does not change the measurement or recognition of those plans. The Company adopted this statement in 1998.

   FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is presently evaluating the effect of adopting this statement.

RECLASSIFICATIONS

Certain amounts from prior years have been reclassified to conform with the 1998 presentation.

NOTE 2.
COMBINATION OF
ALLEGHENY LUDLUM AND TELEDYNE --

On August 15, 1996, Allegheny Ludlum and Teledyne became wholly owned subsidiaries of Allegheny Teledyne. Allegheny Ludlum shareholders received one share of Allegheny Teledyne common stock for each one of their Allegheny Ludlum common shares. Teledyne stockholders received 1.925 shares of Allegheny Teledyne common stock for each one of their Teledyne common shares. There were 174.2 million shares of Allegheny Teledyne common stock issued in the tax-free combination of the two companies.

   The Company recorded merger and restructuring costs of $11.2 million ($6.8 million net of tax) and $57.5 million ($42.9 million net of tax) in 1997 and 1996, respectively, for financial advisory, legal, accounting, severance and other costs associated with the combination of the companies.

NOTE 3.
ACQUISITION OF OREMET --

On March 24, 1998, Allegheny Teledyne completed its acquisition of the stock of OREMET. Under the terms of the merger agreement, OREMET shareholders received
1.296 shares of Allegheny Teledyne common stock in a tax-free exchange for each share of OREMET common stock. A total of 21.6 million shares of Allegheny Teledyne stock were issued in the merger. The merger was accounted for under the pooling of interests accounting method. Revenues and net income for the year ended December 31, 1997 (the most recent period prior to the pooling) were $3,745.1 million and $297.6 million, respectively, for Allegheny Teledyne and $285.0 million and $31.2 million, respectively, for OREMET. Intercompany transactions prior to the merger were not material. The effect of conforming accounting policies was not material.

   The Company recorded merger and restructuring charges of $19.1 million ($15.7 million net of tax) in 1998 for financial advisory, legal, accounting, severance and other costs associated with the merger.

   OREMET is an integrated producer and distributor of titanium sponge, ingot, mill products and castings for use in the aerospace, industrial, recreational and military markets. It operates manufacturing and finishing facilities in Oregon, Washington and Pennsylvania and has nine service centers in the United States, with additional service centers in the United Kingdom, Germany, Singapore and Canada.

NOTE 4.
INVENTORIES --

                                                                                      DECEMBER 31,      December 31,
(In millions)                                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                                 $ 196.1           $ 212.8
Work-in-process                                                                              471.6             561.2
Finished goods                                                                               133.4             145.5
---------------------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                            801.1             919.5
Less allowances to reduce current cost values to LIFO basis                                 (128.7)           (206.4)
Progress payments                                                                            (12.5)            (15.2)
---------------------------------------------------------------------------------------------------------------------
Total inventories                                                                          $ 659.9           $ 697.9
---------------------------------------------------------------------------------------------------------------------


   Inventories, before progress payments, determined on the last-in, first-out method were $456.4 million at December 31, 1998 and $531.4 million at December 31, 1997. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

   During 1997 and 1996, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to increase net income by $7.3 million in 1997 and $4.9 million in 1996.

   The Company enters into raw material (principally nickel) future contracts from time to time to hedge its exposure to price fluctuations. Gains and losses on hedged contracts are deferred and recognized in cost of sales upon expiration of the contract period. These contracts are not significant to the Company's total raw material purchases and are not material to the Company from a financial point of view.

   Inventories, before progress payments, related to long-term contracts were $2.0 million and $16.2 million at December 31, 1998 and 1997, respectively. Progress payments related to long-term contracts were $0.1 million and $5.7 million at December 31, 1998 and 1997, respectively.

NOTE 5.
LONG-TERM DEBT --

CREDIT AGREEMENTS

The Company has entered into a credit agreement with a group of banks that provides for borrowings of up to $500 million on a revolving credit basis. The agreement, as extended, is scheduled to expire in August 2002. Interest is payable at prime or other alternative interest rate bases, at the Company's option. The agreement provides for an annual facility fee of 0.075 percent. The agreement has various covenants that limit the Company's ability to dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement that can limit the amount of dividend payments and share repurchases. Under the most restrictive requirement, approximately 64 percent of the Company's retained earnings is currently free of restrictions pertaining to cash dividend distributions and share repurchases.

   In the 1998 fourth quarter, the Company entered into three short-term credit agreements that provide for borrowings totaling up to $185.0 million on a revolving credit basis. One of these agreements is a committed line of $75.0 million with an annual facility fee of 0.07 percent. The remaining two credit agreements are uncommitted lines with no annual facility fees. The agreements have terms for up to one year. Interest rates are determined at the time of borrowing based on current market conditions. At December 31, 1998, borrowings under the agreements were $65.0 million at a weighted average annual interest rate of 6.3 percent.

   The Company's subsidiaries also maintain credit agreements with various foreign banks which provide for additional borrowings of up to $69.5 million. These agreements provide for annual facility fees of up to 0.15 percent.

   Borrowings outstanding under the credit agreements are unsecured.

   Commitments under separate standby letters of credit outstanding were $46.1 million at December 31, 1998 and $45.4 million at December 31, 1997.

PROMISSORY NOTE

In November 1998, Allegheny Ludlum issued a $70.0 million non-interest bearing promissory note to Bethlehem Steel Corporation ("Bethlehem") in conjunction with the acquisition of certain of its stainless steel assets. This note is due after the improvements to Bethlehem's 110-inch Steckel mill are completed and the mill returns to a regularly scheduled operating basis, which must be accomplished prior to December 31, 2000.

DEBENTURES

In 1997, Allegheny Teledyne redeemed the Teledyne 7 percent subordinated debentures. Payment was made in an amount equal to 100 percent of the principal amount of the debentures, in the aggregate amount of $19.5 million, plus accrued interest to the redemption date.

   In 1996, Allegheny Teledyne guaranteed the outstanding Allegheny Ludlum 6.95 percent debentures. In addition, utilizing $250 million from the credit agreement discussed above and $107 million from cash on hand, the Company redeemed Teledyne's 10 percent subordinated debentures. As a result, an extraordinary loss of $13.5 million, net of a tax benefit of $8.8 million, was recognized to write off the unamortized original issue discount.

Debt at December 31, 1998 and 1997 was as follows:

                                                                                      DECEMBER 31,      December 31,
(In millions)                                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------
Credit agreements                                                                         $  270.9          $  150.4
Allegheny Ludlum 6.95% debentures, due 2025                                                  150.0             150.0
Allegheny Ludlum promissory note                                                              65.9                --
Industrial revenue bonds, due 1999 through 2007                                               14.0              15.2
Capitalized leases and other                                                                  14.2              19.5
---------------------------------------------------------------------------------------------------------------------
                                                                                             515.0             335.1
Short-term debt and current portion of long-term debt                                        (68.2)             (4.7)
---------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                      $  446.8          $  330.4
---------------------------------------------------------------------------------------------------------------------

   The weighted average interest rate of borrowings outstanding under the credit agreements was 5.3 percent at December 31, 1998 and 5.5 percent at December 31, 1997.

   Scheduled maturities of long-term borrowings during the next five years are $3.2 million in 1999, $67.2 million in 2000, $1.4 million in 2001, $13.3 million in 2002, and $1.8 million in 2003. Scheduled repayments under revolving credit agreements are $65.0 million in 1999, $45.9 million in 2000 and $160.0 million in 2002.

   Interest expense was $29.9 million in 1998, $29.4 million in 1997 and $50.5 million in 1996. Interest and commitment fees paid were $30.0 million in 1998, $30.9 million in 1997 and $50.5 million in 1996.

NOTE 6.
SUPPLEMENTAL BALANCE SHEET INFORMATION --

Cash and cash equivalents were as follows:

                                                                                      DECEMBER 31,      December 31,
(In millions)                                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------
Cash (gross of outstanding checks: 1998 - $16.1; 1997 - $22.5)                            $   54.8          $   14.5
Other short-term investments, at cost which approximates market                               20.0              39.2
---------------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                           $   74.8          $   53.7
---------------------------------------------------------------------------------------------------------------------


Property, plant and equipment were as follows:

                                                                                      DECEMBER 31,      December 31,
(In millions)                                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------
Land                                                                                      $   43.5          $   38.6
Buildings                                                                                    293.5             330.8
Equipment and leasehold improvements                                                       1,685.6           1,339.5
---------------------------------------------------------------------------------------------------------------------
                                                                                           2,022.6           1,708.9
Accumulated depreciation and amortization                                                 (1,019.0)           (955.1)
---------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                       $1,003.6          $  753.8
---------------------------------------------------------------------------------------------------------------------

   Accrued liabilities included salaries and wages of $89.4 million and $91.4 million in 1998 and 1997, respectively, and accrued severance costs of $4.5 million and $5.6 million in 1998 and 1997, respectively.

NOTE 7.
COMPREHENSIVE INCOME --

On January 1, 1998, the Company adopted FASB Statement No. 130, "Reporting Comprehensive Income." This statement establishes new rules for the reporting and display of comprehensive income and its components. This statement requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation gains or losses, which are reported separately in stockholders' equity, to be included in other comprehensive income. The adoption of this statement had no impact on the Company's net income or stockholders' equity.

   The components of comprehensive income, net of tax, for the years ended December 31, 1998, 1997 and 1996 were as follows:

(In millions)                                                                1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
Net income (net of taxes of $150.0, $195.4 and $160.8, respectively)       $241.2           $328.8            $235.3
Foreign currency translation losses                                          (3.5)            (5.0)             (1.7)

Unrealized gains (losses) on securities:
   Unrealized holding gains (losses) arising during period
      (net of taxes of $1.4, $6.0 and $(1.0), respectively)                   2.2              9.7              (1.6)
   Less: realized gain included in net income
      (net of taxes of $0.7 and $10.6 in 1998 and 1997, respectively)        (1.1)           (17.0)               --
---------------------------------------------------------------------------------------------------------------------
                                                                              1.1             (7.3)             (1.6)
Comprehensive income                                                       $238.8           $316.5            $232.0
---------------------------------------------------------------------------------------------------------------------


NOTE 8.
STOCKHOLDERS' EQUITY --

PREFERRED STOCK

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 1998, there were no shares of preferred stock issued.

OREMET COMMON STOCK OFFERING

On August 26, 1996, OREMET completed a public offering of shares of its common stock. Proceeds from the offering, net of underwriting fees and expenses, amounted to $103.2 million. All of the outstanding shares of OREMET common stock were exchanged for Allegheny Teledyne common stock on March 24, 1998 using a conversion factor of 1.296.

COMMON STOCK

In connection with the combination of Allegheny Ludlum and Teledyne and the acquisition of OREMET, Allegheny Teledyne assumed stock options and awards, as well as purchase and designation rights and related awards outstanding under stock-based compensation plans maintained by Allegheny Ludlum and Teledyne prior to the 1996 combination, and by OREMET prior to the 1998 acquisition. In addition, in 1996, Allegheny Teledyne's Board of Directors adopted the Allegheny Teledyne Incorporated Incentive Plan and the Non-Employee Director Stock Compensation Plan, which were approved by the stockholders on August 15, 1996. The Incentive Plan provides for awards of up to 9,000,000 shares of Allegheny Teledyne common stock to officers and key employees of the Company.

   The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these plans had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," net income would have been reduced by $3.8 million, or $0.02 per diluted share, $3.0 million, or $0.01 per diluted share, and $2.1 million, or $0.01 per diluted share, for the years ended December 31, 1998, 1997 and 1996, respectively. Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                             1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
   Expected dividend yield                                                    2.8%             2.5%              3.6%
   Expected volatility                                                         31%              31%               31%
   Risk-free interest rate                                                    5.0%             6.4%              6.5%
   Expected lives                                                             8.0              8.0               8.0

   Weighted-average fair value of options granted during year               $7.27            $8.26             $5.45
---------------------------------------------------------------------------------------------------------------------

   Stock option transactions under the Company's employee plans are summarized as follows:

                                             1998                        1997                         1996
----------------------------------------------------------------------------------------------------------------------
                                                 WEIGHTED-                    Weighted-                    Weighted-
                                    NUMBER OF     AVERAGE        Number of     Average        Number of     Average
                                     SHARES   EXERCISE PRICE      Shares   Exercise Price      Shares   Exercise Price
----------------------------------------------------------------------------------------------------------------------
Outstanding beginning of year      4,730,915      $15.18         8,869,182     $12.81         7,937,884     $10.90
Granted                            3,442,500      $22.93           174,022     $23.03         2,384,792     $17.50
Exercised                           (700,400)     $10.67        (3,626,713)    $10.21        (1,074,512)    $ 9.35
Cancelled                           (317,180)     $17.56          (685,576)    $12.83          (378,982)    $12.07
----------------------------------------------------------------------------------------------------------------------
Outstanding end of year            7,155,835      $19.23         4,730,915     $15.18         8,869,182     $12.81
Exercisable at end of year         2,458,803      $14.57         1,987,947     $12.47         4,003,054     $10.49
----------------------------------------------------------------------------------------------------------------------


   Exercise prices for options outstanding as of December 31, 1998 ranged from $8.51 to $28.25. The weighted-average remaining contractual life of those options is 7.9 years.

   In addition to the Company's stock option plans, at December 31, 1998, a maximum of 113,200 shares were issuable to 41 employees under the Allegheny Ludlum Performance Share Plan based on units awarded to such participants for the 1995-1996 award period, which were payable in three annual installments beginning in 1997.

   Compensation expense related to the various stock-based plans was $7.8 million in 1998, $10.9 million in 1997 and $11.1 million in 1996.

STOCKHOLDERS' RIGHTS PLAN

On March 12, 1998, the Company's Board of Directors unanimously adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend on shares of Allegheny Teledyne common stock.

   The rights will be exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each right will entitle stockholders to then buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $100.

   The dividend distribution was made on March 23, 1998, payable to stockholders of record on that date. The rights will expire on March 12, 2008, subject to earlier redemption or exchange by Allegheny Teledyne as described in the plan. The rights distribution is not taxable to stockholders.

REDEMPTION OF PREFERRED STOCK

On August 14, 1996, all of the outstanding shares of the Teledyne Series E Cumulative Preferred Stock were redeemed at $15.60 per share.

NOTE 9.
INCOME TAXES --

Provision for income taxes was as follows:

(In millions)                                                                1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
Current
   - Federal                                                               $119.6           $149.5            $124.0
   - State                                                                   14.3             26.8              19.6
   - Foreign                                                                 10.2              9.7               6.9
---------------------------------------------------------------------------------------------------------------------
      - Total                                                               144.1            186.0             150.5
---------------------------------------------------------------------------------------------------------------------
Deferred
   - Federal                                                                  4.2              2.3              11.9
   - State                                                                    0.7              6.7               7.0
   - Foreign                                                                  1.0              0.4               0.2
---------------------------------------------------------------------------------------------------------------------
      - Total                                                                 5.9              9.4              19.1
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                 $150.0           $195.4            $169.6
---------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                          $142.3           $131.1            $118.6
---------------------------------------------------------------------------------------------------------------------

   Income before income taxes and extraordinary loss included income from domestic operations of $363.1 million in 1998, $498.1 million in 1997 and $397.7 million in 1996.

   The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:


                                                                            1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
Federal tax rate                                                            35.0%            35.0%             35.0%
State and local income taxes, net of federal tax benefit                     3.2              4.3               4.6
Capitalization of merger and restructuring costs                             1.1               --               1.7
Other                                                                       (1.0)            (2.0)             (0.8)
---------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                   38.3%            37.3%             40.5%
---------------------------------------------------------------------------------------------------------------------


   Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense were as follows:


(In millions)                                                                                 1998              1997
---------------------------------------------------------------------------------------------------------------------
Deferred Income Tax Assets
---------------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                                                 $228.0            $226.5
Deferred compensation and other benefit plans                                                 30.4              34.1
Self-insurance reserves                                                                       20.1              21.9
Inventory valuation                                                                            4.8                --
Long-term contracts                                                                            4.5               3.3
Other items                                                                                   97.4              83.5
---------------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                             385.2             369.3
---------------------------------------------------------------------------------------------------------------------
Deferred Income Tax Liabilities
---------------------------------------------------------------------------------------------------------------------
Pension asset                                                                                161.4             154.7
Bases of property, plant and equipment                                                       121.5             119.0
Inventory valuation                                                                             --              15.8
Other items                                                                                   57.5              10.1
---------------------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                                        340.4             299.6
---------------------------------------------------------------------------------------------------------------------
Net deferred income tax asset                                                               $ 44.8            $ 69.7
---------------------------------------------------------------------------------------------------------------------


NOTE 10.
PENSION PLANS AND
OTHER POSTEMPLOYMENT BENEFITS --

FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued in February 1998. This statement revises employers' disclosures about pension and postretirement benefit plans. It does not change the measurement or recognition of those plans. The Company adopted this statement in 1998.

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

   The Company also sponsors several defined benefit postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date thereby creating a defined contribution.

   Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

                                                                          EXPENSE (INCOME)
---------------------------------------------------------------------------------------------------------------------
                                                             PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
---------------------------------------------------------------------------------------------------------------------
(In millions)                                         1998        1997       1996        1998        1997       1996
---------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year     $  37.3     $  37.0    $  34.4      $  8.9      $  7.8     $  7.9
Interest cost on benefits earned in prior years      132.2       131.9      125.1        44.5        43.5       46.2
Expected return on plan assets                      (230.8)     (207.8)    (203.7)      (12.8)       (8.4)      (6.5)
Amortization of prior service cost                    12.5        10.4        9.5        (2.3)       (2.3)       1.2
Amortization of unrecognized transition asset        (30.5)      (30.5)     (30.5)         --          --         --
Amortization of net actuarial (gain) loss             (2.0)        0.4       (1.2)        1.4         1.6        1.1
Recognition of curtailment gain                         --          --         --        (2.4)         --         --
---------------------------------------------------------------------------------------------------------------------
Total benefit (income) expense                     $ (81.3)    $ (58.6)   $ (66.4)     $ 37.3      $ 42.2     $ 49.9
---------------------------------------------------------------------------------------------------------------------

In addition, the Company recorded charges of $17.0 million in 1998 resulting from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in the 1998 third quarter.

   Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

                                                            PENSION BENEFITS            OTHER POSTRETIREMENT BENEFITS
---------------------------------------------------------------------------------------------------------------------
                                                      1998        1997       1996        1998        1997       1996
---------------------------------------------------------------------------------------------------------------------
Discount rate                                          7.0%       7.25%       7.5%        7.0%       7.25%      7.25%
Rate of Increase in future compensation levels      3%-4.5%     3%-4.5%    3%-4.5%         --          --         --
Expected long-term rate of return on assets            9.0%        9.0%       8.6%      9%-15%      9%-15%     9%-15%
---------------------------------------------------------------------------------------------------------------------

   Discount rates of 7.0 percent at December 31, 1998 and 1997 were used for the valuation of pension and postretirement obligations.

The prepaid (accrued) benefit cost at December 31, 1998 and 1997 was as follows:

(In millions)                                                     PENSION BENEFITS        OTHER POSTRETIREMENT BENEFITS
-----------------------------------------------------------------------------------------------------------------------
                                                                  1998       1997                 1998        1997
-----------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                       $1,940.3   $1,851.5             $  669.8    $  637.4
Service cost                                                      37.3       37.0                  8.9         7.8
Interest cost                                                    132.2      131.9                 44.5        43.5
Benefits paid                                                   (218.3)    (133.1)               (41.0)      (37.6)
Special termination benefits                                      15.0         --                  2.0          --
Net actuarial losses                                             103.2       53.0                 16.7        18.7
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                              2,009.7    1,940.3                700.9       669.8
-----------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                 2,631.8    2,372.9                 79.6        52.5
Actual return on plan assets                                     444.5      426.7                 25.0        21.7
Section 420 transfer                                             (37.4)     (31.9)                  --          --
Benefits paid                                                   (217.0)    (133.1)                  --          --
Other                                                               --       (2.8)                  --         5.4
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                       2,821.9    2,631.8                104.6        79.6
-----------------------------------------------------------------------------------------------------------------------
Funded status of the plan                                        812.2      691.5               (596.3)     (590.2)
Unrecognized net actuarial (gain) loss                          (403.5)    (278.0)                26.8        32.4
Unrecognized transition asset                                   (100.7)    (131.2)                  --          --
Unrecognized prior service cost                                   90.9       86.2                (13.1)      (16.7)
-----------------------------------------------------------------------------------------------------------------------
PREPAID (ACCRUED) BENEFIT COST                                $  398.9   $  368.5             $ (582.6)   $ (574.5)
-----------------------------------------------------------------------------------------------------------------------

   Amounts recognized in the balance sheet consist of:

(In millions)                                                   PENSION BENEFITS          OTHER POSTRETIREMENT BENEFITS
-----------------------------------------------------------------------------------------------------------------------
                                                                  1998       1997                 1998        1997
-----------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                          $  418.6   $  379.7               $   --)  $      --)
Accrued postretirement benefits                                     --         --               (582.6)     (574.5)
Other long-term liabilities                                      (19.7)     (11.2)                  --          --
-----------------------------------------------------------------------------------------------------------------------
Net amount recognized                                         $  398.9   $  368.5             $ (582.6)   $ (574.5)
-----------------------------------------------------------------------------------------------------------------------


   The plan assets for the pension plan at December 31, 1998 include 1.7 million shares of Allegheny Teledyne common stock with a fair value of $33.8 million. Dividends of $0.2 million were received by the plan in 1998 on the Allegheny Teledyne common shares held by the plan. No shares of Allegheny Teledyne common stock were held by the plan in 1997.

   At the end of 1998, approximately 75 percent of the plan assets for the postretirement benefit plans were invested in marketable securities and 25 percent in limited partnership funds. The Company's Chairman, President and Chief Executive Officer serves on the advisory boards of the limited partnership funds.

   Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

   Pension costs for defined contribution plans were $24.5 million in 1998, $20.7 million in 1997 and $20.3 million in 1996.

   On behalf of OREMET's union employees, OREMET contributes to a pension plan which is administered by the USWA and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $1.4 million in 1998, $1.5 million in 1997 and $1.1 million in 1996.

   The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 8.5 percent in 1999 and was assumed to decrease to 5.0 percent in the year 2005 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                             One Percentage     One Percentage
(In millions)                Point Increase     Point Decrease
--------------------------------------------------------------
Effect on total of service
   and interest cost
   components for the
   year ended
   December 31, 1998                  $ 7.8            $ (6.1)

Effect on postretirement
   benefit obligation at
   December 31, 1998                  $85.6            $(71.5)
--------------------------------------------------------------

   Cash from excess pension assets of $37.4 million in 1998, $31.9 million in 1997 and $30.5 million in 1996 was transferred pre-tax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.

   The Company intends to make transfers of excess pension assets to the extent and for each year permitted under Section 420 of the Internal Revenue Code. Under the assumptions set forth above and assuming that the expiration date of
Section 420 of the Internal Revenue Code is deferred, the present value of excess pension assets available for transfer under Section 420 is sufficient to fund more than 50 percent of the present value of the accumulated postretirement benefit cost of the Company as a whole including those attributable to each of its subsidiaries.

NOTE 11.
ACQUISITIONS AND DIVESTITURES --

In February 1998, the Company acquired the assets of the aerospace division of Sheffield Forgemasters Limited, a private company in the United Kingdom, for approximately $110 million in an all-cash transaction.

   The acquisition of Sheffield Forgemasters' aerospace division, now known as Allvac-SMP, provides significant support to the Company's high performance metals businesses, primarily Allvac, and has enhanced service to customers by improving the sales and distribution network for the Company's nickel-based alloys, specialty steels and titanium in Europe. The acquisition provides additional vacuum melting, vacuum consumable remelting, electroslag remelting, and forging capacity, which complements Allvac's facilities. Allvac-SMP's rotary forging machine is one of the largest in the world.

   In January 1998, Bethlehem and the Company entered into three agreements that would become effective after Bethlehem closed its previously announced acquisition of Lukens Inc. ("Lukens"). Bethlehem completed its acquisition of Lukens on May 29, 1998.

   On November 20, 1998, the asset sale agreement previously signed by both companies was closed and the related conversion services and hot band supply agreements began to be implemented.

   Under the asset sale agreement, Allegheny Ludlum acquired certain assets which Bethlehem acquired from Lukens. These assets include the melting and hot rolling facilities located at the Houston, PA, plant and the wide anneal and pickle line at the Massillon, OH, plant.

   Under the conversion services agreement, Bethlehem agreed, for a 20-year period, to provide Allegheny Ludlum exclusive access to the Coatesville, PA, melt shop and caster for the production of stainless steel slabs, and to the Conshohocken, PA, 110-inch Steckel mill for the rolling of stainless steel slabs and stainless precipitation hardening grades, maraging grades, and nickel and nickel-based alloys.

   After jointly conducting due diligence, Allegheny Ludlum and Bethlehem agreed that improvements to Bethlehem's 110-inch Steckel mill would enhance performance for the benefit of both parties, and they will share in the cost of certain of these improvements. Using independent consultants, Allegheny Ludlum and Bethlehem concluded that improvements to the computer control system, increasing the power of the roughing mill and undertaking other projects to improve the mill's capability will enhance performance of the mill for carbon, alloy and stainless steel. Two 8,000 horsepower roughing mill motors will be installed, and Allegheny Ludlum will share in the ownership of the motors up to a maximum investment of $9 million. The total cost of all improvements to the 110-inch Steckel mill is currently estimated to be about $25 million.

   At the closing of the asset sale and conversion services agreement, Allegheny Ludlum paid Bethlehem $105 million in cash of the previously announced $175 million asset purchase price, and issued a non-interest bearing promissory note for the remaining $70 million. The note will be paid after the improvements to the 110-inch Steckel mill are completed and the mill returns to a regularly scheduled operating basis.

   In addition, under the hot band supply agreement, Allegheny Ludlum agreed to supply Bethlehem with up to 150,000 tons of stainless bands for further processing at Lukens' stainless cold finishing facilities at its Washington, PA and Massillon, OH plants until Bethlehem sells these facilities. Bethlehem has announced that it plans to cease operations at these two facilities, but that it continues to pursue the sale of the facilities.

   In 1997, the Company sold businesses which manufactured collapsible metal and laminate packaging tubes, thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds and welded stainless steel tubular products, and operated job training centers for the U.S. government. In addition, the Company sold its equity interest in Nitinol Development Corporation. The pretax gain recognized on the sales of these non-strategic businesses was $35.4 million. The pretax proceeds from these sales totaled $77.2 million in 1997.

   In July 1997, OREMET acquired substantially all of the assets and business of Rome Metals, Inc. ("Rome"), a privately owned corporation for approximately $25 million. Rome, with operations in Western Pennsylvania, is a leading provider of finishing services to the titanium, zirconium and specialty metals flat products industries. The acquisition of

Rome was accounted for as a purchase and Rome's results are included in the consolidated financial statements since the date of acquisition.

   In 1996, the Company sold its defense vehicle business. The pretax gain and proceeds on the sale of this business were $41.0 million and $59.2 million, respectively. In May 1996, the Company acquired Jandy Industries, Inc., a United States producer of water flow control valves and electronic control systems for the swimming pool industry. The business was purchased for $13.5 million in cash.

NOTE 12.
BUSINESS SEGMENTS --

Allegheny Teledyne is a diversified manufacturing company serving global markets with specialty metals, aerospace, electronic, industrial and consumer products.

   Information on the Company's business segments was as follows:



(In millions)                                                                1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
Sales:
   Specialty metals                                                      $2,053.4         $2,155.5          $2,096.3
   Aerospace and electronics                                              1,007.0            927.0             970.0
   Industrial                                                               515.9            511.7             499.1
   Consumer                                                                 247.6            253.8             228.3
---------------------------------------------------------------------------------------------------------------------
   Total continuing operations                                            3,823.9          3,848.0           3,793.7
   Operations sold or held for sale                                          99.5            182.1             258.9
---------------------------------------------------------------------------------------------------------------------
   Total sales                                                           $3,923.4         $4,030.1          $4,052.6
---------------------------------------------------------------------------------------------------------------------


   The Company's backlog of confirmed orders was approximately $1.2 billion at December 31, 1998 and $1.4 billion at December 31, 1997. Backlog of the Specialty Metals Segment was $618.7 million at December 31, 1998 and $760.4 million at December 31, 1997.

(In millions)                                                                1998             1997              1996
---------------------------------------------------------------------------------------------------------------------
Sales to the U.S. Government including direct sales
   as prime contractor and indirect sales as subcontractor:
   Specialty metals                                                      $   46.1         $   50.1          $   69.5
   Aerospace and electronics                                                458.5            428.1             543.1
   Industrial and consumer                                                    1.5              2.1               2.3
   Operations sold or held for sale                                            --             32.6              70.4
---------------------------------------------------------------------------------------------------------------------
   Total sales to U.S. Government                                        $  506.1         $  512.9          $  685.3
---------------------------------------------------------------------------------------------------------------------

   Sales to the U.S. Government included sales to the Department of Defense of $375.2 million in 1998, $346.4 million in 1997 and $453.2 million in 1996.

   Total foreign sales were $768.3 million in 1998, $710.8 million in 1997 and $698.2 million in 1996. Of these amounts, sales by operations in the United States to customers in other countries were $489.7 million in 1998, $510.5 million in 1997 and $462.5 million in 1996. Sales between business segments, which were not material, generally were priced at prevailing market prices.


(In millions)                                                                1998             1997              1996
--------------------------------------------------------------------------------------------------------------------
Operating profit:
   Specialty metals                                                      $  282.3         $  320.7          $  311.1
   Aerospace and electronics                                                110.7             90.3             100.4
   Industrial                                                                53.0             60.2              48.3
   Consumer                                                                  23.4             34.5              14.3
--------------------------------------------------------------------------------------------------------------------
Total operating profit                                                      469.4            505.7             474.1
Merger and restructuring costs                                              (67.8)           (12.0)            (57.5)
Corporate expenses                                                          (36.5)           (40.4)            (43.7)
Interest expense, net                                                       (19.3)           (16.9)            (35.1)
Investments and operations sold or held for sale                              1.4             71.4              64.1
Excess pension income                                                        44.0             16.4              16.5
--------------------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary loss                        $  391.2         $  524.2          $  418.4
--------------------------------------------------------------------------------------------------------------------

   Operating results for investments and operations sold or held for sale included pretax gains on the divestiture of certain non-strategic businesses and the related operating profit of those businesses. Also included was a gain in 1997 of $27.6 million on the sale of the Company's investment in Semtech Corporation common stock and a gain of $20.3 million in 1996 on the sale of surplus real estate in California. These amounts are included with other income in the statements of income for the respective periods. In addition, operating results for investments and operations sold or held for sale included a charge of $5.3 million to write off the Company's investment in a research and development venture in 1997 and charges of $6.8 million in 1997 and $7.7 million in 1996 to settle certain U.S. Government contracting matters relating to former Teledyne businesses.

   The Company recorded charges of $19.1 million in 1998, $12.0 million in 1997 and $57.5 million in 1996 for severance, financial advisory, legal, accounting, and other costs associated with the acquisition of OREMET in 1998 and the combination of Allegheny Ludlum and Teledyne in 1996. The Company also recorded charges of $19.3 million in 1998 resulting primarily from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in the 1998 third quarter. Costs associated with exiting certain product lines in the 1998 third quarter and asset impairments resulting from new capital expenditure programs coming on-line resulted in a charge of $29.4 million. Sales and operating results for the business being exited were not financially material.

   Excess pension income represents the amount of pension income in excess of amounts allocated to business segments to offset pension and other postretirement benefit expenses.


(In millions)                                                                1998             1997              1996
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
   Specialty metals                                                      $   72.2         $   66.0          $   69.2
   Aerospace and electronics                                                 14.6             12.2              13.5
   Industrial                                                                11.9             12.4              13.7
   Consumer                                                                   7.3              5.9               4.5
   Corporate and operations sold or held for sale                             3.0              7.9               8.8
--------------------------------------------------------------------------------------------------------------------
                                                                         $  109.0         $  104.4          $  109.7
--------------------------------------------------------------------------------------------------------------------
Capital expenditures:
   Specialty metals                                                      $  119.8         $   74.7          $   46.2
   Aerospace and electronics                                                 18.5             15.2              16.1
   Industrial                                                                24.0             20.7              16.5
   Consumer                                                                   9.4              7.4               7.0
   Corporate and operations sold or held for sale                             0.9              4.8               6.4
--------------------------------------------------------------------------------------------------------------------
                                                                         $  172.6         $  122.8          $   92.2
--------------------------------------------------------------------------------------------------------------------
Identifiable assets:
   Specialty metals                                                      $1,806.2         $1,556.0          $1,479.6
   Aerospace and electronics                                                289.0            274.5             276.6
   Industrial                                                               241.6            245.5             246.1
   Consumer                                                                 123.9            116.8             120.5
   Corporate:
      Pension asset                                                         418.6            379.7             352.5
      Other                                                                 272.8            272.3             301.2
   Operations sold or held for sale                                          23.4             53.4              87.9
--------------------------------------------------------------------------------------------------------------------
                                                                         $3,175.5         $2,898.2          $2,864.4
--------------------------------------------------------------------------------------------------------------------

NOTE 13.
SUMMARIZED FINANCIAL INFORMATION OF ALLEGHENY LUDLUM AND TELEDYNE --

Summarized financial information for Allegheny Ludlum and Teledyne is presented below:

Balance Sheets:
                                                             Allegheny Ludlum                 Teledyne
                                                               December 31,                 December 31,
(In millions)                                                1998        1997             1998        1997
----------------------------------------------------------------------------------------------------------
Current assets                                           $  403.2    $  450.8         $  822.6    $  796.5
Non-current assets                                        1,220.7       945.0            506.2       371.2
Current liabilities                                         164.4       171.1            376.9       383.5
Non-current liabilities                                     599.6       491.1            669.7       572.8
----------------------------------------------------------------------------------------------------------


STATEMENTS OF OPERATIONS:
                                                           Allegheny Ludlum                         Teledyne
(In millions)                                       1998        1997       1996           1998        1997       1996
---------------------------------------------------------------------------------------------------------------------
Sales                                           $1,072.2    $1,194.9   $1,277.8       $2,598.9    $2,554.5   $2,551.5
Gross profit                                       171.9       168.9      223.5          715.7       730.8      676.6
Net income before extraordinary loss on
   redemption of debt                               29.4        62.0       73.2          170.0       222.9      144.1
Net income                                          29.4        62.0       73.2          170.0       222.9      130.6
---------------------------------------------------------------------------------------------------------------------

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

NOTE 14.
EARNINGS PER SHARE --

The following table sets forth the computation of basic and diluted net income per common share:

(In millions except per share amounts)
For the Years Ended December 31,                                             1998             1997               1996
----------------------------------------------------------------------------------------------------------------------
Numerator:
   Income before extraordinary loss                                        $241.2           $328.8             $248.8
   Extraordinary loss on redemption of debt                                    --               --              (13.5)
   Dividends on preferred stock                                                --               --               (2.0)
----------------------------------------------------------------------------------------------------------------------
   Numerator for basic and diluted net income per common share --
      Net income available to common
         stockholders                                                      $241.2           $328.8             $233.3
----------------------------------------------------------------------------------------------------------------------
Denominator:
   Weighted average shares                                                  196.5            196.4              190.9
   Contingent issuable stock                                                  0.3              0.2                0.3
---------------------------------------------------------------------------------------------------------------------
   Denominator for basic net income per common share                        196.8            196.6              191.2
   Effect of dilutive securities:
      Employee stock options                                                  1.4              3.3                3.7
---------------------------------------------------------------------------------------------------------------------
   Dilutive potential common shares                                           1.4              3.3                3.7
   Denominator for diluted net income per
      common share - adjusted weighted
      average shares and assumed conversions                                198.2            199.9              194.9
---------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income before extraordinary loss                                        $ 1.23           $ 1.67             $ 1.29
   Extraordinary loss                                                          --               --              (0.07)
---------------------------------------------------------------------------------------------------------------------
   Basic net income per common share                                       $ 1.23           $ 1.67             $ 1.22
---------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income before extraordinary loss                                        $ 1.22           $ 1.64             $ 1.27
   Extraordinary loss                                                          --               --              (0.07)
---------------------------------------------------------------------------------------------------------------------
   Diluted net income per common share                                     $ 1.22           $ 1.64             $ 1.20
---------------------------------------------------------------------------------------------------------------------

   For additional disclosures regarding the employee stock options and contingent stock-acquisition arrangements, see Note 8.

   Weighted average shares issuable upon the exercise of stock options which were not included in the calculation were
2.2 million in 1998 and 0.9 million in 1996 because they were antidilutive.

Note 15.
Commitments and Contingencies --

Rental expense under operating leases was $35.4 million in 1998, $30.4 million in 1997 and $32.1 million in 1996. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1998, were as follows: $17.5 million in 1999, $13.3 million in 2000, $11.4 million in 2001, $10.2 million in 2002, $7.3 million in 2003 and $26.8 million thereafter.

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

   At December 31, 1998, the Company's reserves for environmental remediation obligations totaled approximately $33.7 million, of which approximately $9.2 million were included in other current liabilities. The reserve includes estimated probable future costs of $13.1 million for federal Superfund and comparable state-managed sites; $4.2 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $8.3 million for owned or controlled sites at which Company operations have been discontinued; and $8.1 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.

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

NOTE 16.
SUBSEQUENT EVENTS --

Following extensive studies and strategic analyses initiated in the summer of 1998, the Company announced in January 1999 that it intends to pursue a course of action that would result in a significant transformation and reconfiguration of the Company during 1999. Assuming legal, tax, financial and other considerations can be resolved successfully, the anticipated transformation would include a tax-free spin-off of a new public company and a public offering of the new company's stock. The new company would be comprised of four former Teledyne companies in the Aerospace and Electronics Segment. The four businesses are Electronic Technologies headquartered in Los Angeles, CA; Brown Engineering headquartered in Huntsville, AL; Continental Motors headquartered in Mobile, AL; and Cast Parts located in southern California. Combined 1998 revenues of the businesses in the new company were approximately $800 million. The new company is expected to be headquartered in Los Angeles.

   The Company is proceeding simultaneously with the consideration of a spin-off and public offering of the Consumer Segment, as announced in the 1998 second quarter, into a freestanding public company. This new company is expected to be headquartered in the Los Angeles area. Annual revenues for the Consumer Segment were approximately $250 million in 1998.

   The Company plans to submit a request for a private letter ruling to the Internal Revenue Service with respect to the tax-free nature of the proposed spin-offs by the end of the 1999 first quarter.

   Names for the new companies have not yet been selected.

   After the spin-offs, Allegheny Teledyne, headquartered in Pittsburgh, will be focused as one of the largest and most diversified specialty metals companies in the world with annual revenues of approximately $2.5 billion in 1998. It would consist of Allegheny Ludlum/Rodney -- a major flat-rolled producer of stainless steel, specialty metals, and titanium; Allvac and Allvac-SMP -- major producers of nickel-based superalloys, titanium alloys and specialty steels in billet, bar, rod, wire and coil forms; Oremet-Wah Chang -- a diversified producer of zirconium, titanium and other specialty metals including niobium, tantalum and hafnium; Titanium Industries, a titanium distribution company, and Rome Metals, a processor of titanium and other specialty metals; Metalworking Products -- a major producer of tungsten mill products, tungsten carbide materials and tungsten carbide cutting tools; Casting Service -- a foundry specializing in large grey and ductile iron castings; and Portland Forge -- a custom impression die forging company.

   In addition, the Company is exploring the sale of Ryan Aeronautical, a producer of unmanned aerial vehicles and target drones, which is located in San Diego, CA. The Company intends to sell its Fluid Systems business, a manufacturer of nitrogen gas springs, pressure relief valves and vehicle control valves headquartered in Brecksville, Ohio, and its Specialty Equipment business which consists of two divisions -- one division, located in Canada, is an assembler of hydraulic attachments for mining and construction equipment and the other is a manufacturer of transportable forklifts in the U.S. and the Netherlands. Combined revenues of the three businesses were nearly $400 million in 1998.

NOTE 17.
QUARTERLY DATA (UNAUDITED) --

                                                                                     Quarter Ended
                                                            --------------------------------------------------------
(In millions except share and per share amounts)              March 31        June 30    September 30    December 31
--------------------------------------------------------------------------------------------------------------------
1998 --
Sales                                                         $1,002.2       $1,019.1          $927.1         $975.0
Gross profit                                                     228.9          251.4           219.3          273.6
Net income                                                        26.9           75.5            65.5           73.3
--------------------------------------------------------------------------------------------------------------------
Basic net income per common share                             $   0.14       $   0.38          $ 0.33         $ 0.37
--------------------------------------------------------------------------------------------------------------------
Diluted net income per common share                           $   0.14       $   0.38          $ 0.33         $ 0.37
--------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                 196,120,442    196,685,384     197,017,983    196,036,314
--------------------------------------------------------------------------------------------------------------------
1997 --
Sales                                                         $1,029.9       $1,024.5          $984.2         $991.5
Gross profit                                                     244.4          258.4           231.5          256.2
Net income                                                        71.1           94.6            73.6           89.5
--------------------------------------------------------------------------------------------------------------------
Basic net income per common share                             $   0.36       $   0.48          $ 0.37         $ 0.46
--------------------------------------------------------------------------------------------------------------------
Diluted net income per common share                           $   0.35       $   0.47          $ 0.37         $ 0.45
--------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                 196,096,468    196,883,337     196,765,735    195,728,828
--------------------------------------------------------------------------------------------------------------------


   The 1998 first quarter included after-tax costs of $40.9 million related to the acquisition of OREMET, salaried workforce reductions, costs associated with exiting certain product lines and asset impairments resulting from new capital expenditure programs coming on-line.

   The 1998 second quarter included an after-tax charge of $4.9 million primarily attributable to the planned salaried workforce reduction at Allegheny Ludlum.

   The 1998 fourth quarter included an after-tax charge of $4.8 million related to losses associated with asset sales activities during the quarter.

   Net income for the 1997 first quarter included an after-tax gain of $9.2 million on the sale of a Company investment partially offset by after-tax charges of $7.9 million from merger and restructuring costs and the write-off of a research and development venture.

   The 1997 second quarter net income included after-tax gains of $17.0 million on the sale of a Company investment. These gains were partially offset by after-tax merger and restructuring costs of $2.6 million.

   Net income for the 1997 third quarter included a net after-tax gain of $3.9 million on the sale of a business which operated job training centers for the U.S. Government partially offset by a charge relating to legal matters.

   The 1997 fourth quarter net income included a net after-tax gain of $5.8 million on divestitures of businesses which manufactured collapsible metal and laminate packaging tubes, electric heating elements and metal dies and plastic compression molds offset by merger and restructuring charges.

   The Company paid a cash dividend of $0.16 per share on its common stock in each of the 1998 and 1997 quarters.

COMMON STOCK PRICE

(Per quarter)
1998                                                           1st Qtr.        2nd Qtr.       3rd Qtr.       4th Qtr.
----------------------------------------------------------------------------------------------------------------------
Allegheny Teledyne Incorporated
   High                                                         $29 9/16         $28           $22 15/16     $22 5/8
   Low                                                          $22 5/8          $19           $14           $16 11/16
OREMET (through March 24)
   High                                                         $37 7/8           --             --             --
   Low                                                          $28 1/2           --             --             --
----------------------------------------------------------------------------------------------------------------------
1997                                                           1st Qtr.        2nd Qtr.       3rd Qtr.       4th Qtr.
----------------------------------------------------------------------------------------------------------------------
Allegheny Teledyne Incorporated
   High                                                         $29 1/2          $28 7/8       $32 13/16     $29 7/8
   Low                                                          $21              $25 1/8       $25 7/8       $23 1/8
OREMET
   High                                                         $34 1/2          $29 1/4       $28 5/8       $34 1/4
   Low                                                          $17 1/2          $18           $21           $20 1/8
----------------------------------------------------------------------------------------------------------------------


   On March 24, 1998, Allegheny Teledyne Incorporated ("Allegheny Teledyne") acquired Oregon Metallurgical Corporation ("OREMET"). OREMET shareholders received 1.296 shares of Allegheny Teledyne common stock for each of their OREMET common shares.

   Allegheny Teledyne common stock is listed on the New York Stock Exchange, under the symbol "ALT." As of December 31, 1998, there were approximately 9,879 record holders of Allegheny Teledyne common stock.

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

   The Audit and Finance Committee of the Board of Directors is composed of six non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.

/s/ R. P. Simmons
----------------------------
R. P. Simmons
Chairman, President and Chief Executive Officer

/s/ J. L. Murdy
----------------------------
J. L. Murdy
Executive Vice President,
Finance and Administration and Chief Financial Officer

/s/ D. G. Reid
----------------------------
D. G. Reid
Vice President,
Controller and Chief Accounting Officer

SELECTED FINANCIAL DATA
(In millions except per share amounts)

For the Years Ended December 31,                                                                   1998        1997        1996
--------------------------------------------------------------------------------------------------------------------------------
Sales:
   Continuing                                                                                 $3,823.9     $3,848.0    $3,793.7
   Operations sold or held for sale                                                               99.5        182.1       258.9
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              $3,923.4     $4,030.1    $4,052.6
--------------------------------------------------------------------------------------------------------------------------------
Income after tax, before extraordinary loss and cumulative effect of accounting change        $  241.2     $  328.8    $  248.8
Extraordinary loss on redemption of debt                                                            --           --       (13.5)
Cumulative effect of accounting change                                                              --           --          --
Net income (loss)                                                                             $  241.2     $  328.8    $  235.3
--------------------------------------------------------------------------------------------------------------------------------
Basic income (loss) per common share:
Income after tax, before extraordinary loss and cumulative effect of accounting change        $   1.23     $   1.67    $   1.29
Extraordinary loss on redemption of debt                                                            --           --       (0.07)
Cumulative effect of accounting change                                                              --           --          --
Basic net income (loss) per common share                                                      $   1.23     $   1.67    $   1.22
--------------------------------------------------------------------------------------------------------------------------------
Diluted income (loss) per common share:
Income after tax, before extraordinary loss and cumulative effect of accounting change        $   1.22     $   1.64    $   1.27
Extraordinary loss on redemption of debt                                                            --           --       (0.07)
Cumulative effect of accounting change                                                              --           --          --
Diluted net income (loss) per common share                                                    $   1.22     $   1.64    $   1.20
--------------------------------------------------------------------------------------------------------------------------------
Dividends declared:
   Allegheny Teledyne                                                                         $   0.64     $   0.64    $   0.16
   Allegheny Ludlum                                                                           $     --     $     --    $   0.42
   Teledyne                                                                                   $     --     $     --    $   0.52
--------------------------------------------------------------------------------------------------------------------------------
Working capital                                                                               $  742.2     $  842.6    $  794.5
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  $3,175.5     $2,898.2    $2,864.4
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                $  446.8     $  330.4    $  447.6
--------------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                                                                    $     --           --    $     --
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                                          $1,339.9     $1,244.6    $1,075.4
--------------------------------------------------------------------------------------------------------------------------------


For the Years Ended December 31,                                                                  1995         1994        1993
-------------------------------------------------------------------------------------------------------------------------------
Sales:
   Continuing                                                                                 $3,721.2     $2,994.2    $2,967.7
   Operations sold or held for sale                                                              473.7        534.3       649.7
-------------------------------------------------------------------------------------------------------------------------------
                                                                                              $4,194.9     $3,528.5    $3,617.4
-------------------------------------------------------------------------------------------------------------------------------
Income after tax, before extraordinary loss and cumulative effect of accounting change        $  274.3     $    7.8    $  139.5
Extraordinary loss on redemption of debt                                                          (2.9)          --        (3.7)
Cumulative effect of accounting change                                                              --           --      (185.6)
Net income (loss)                                                                             $  271.4     $    7.8    $  (49.8)
-------------------------------------------------------------------------------------------------------------------------------
Basic income (loss) per common share:
Income after tax, before extraordinary loss and cumulative effect of accounting change        $   1.44     $   0.04    $   0.74
Extraordinary loss on redemption of debt                                                         (0.02)          --       (0.02)
Cumulative effect of accounting change                                                              --           --       (0.99)
Basic net income (loss) per common share                                                      $   1.42     $   0.04    $  (0.27)
-------------------------------------------------------------------------------------------------------------------------------
Diluted income (loss) per common share:
Income after tax, before extraordinary loss and cumulative effect of accounting change        $   1.39     $   0.04    $   0.74
Extraordinary loss on redemption of debt                                                         (0.01)          --       (0.02)
Cumulative effect of accounting change                                                              --           --       (0.96)
Diluted net income (loss) per common share                                                    $   1.38     $   0.04    $  (0.24)
-------------------------------------------------------------------------------------------------------------------------------
Dividends declared:
   Allegheny Teledyne                                                                         $     --     $     --    $     --
   Allegheny Ludlum                                                                           $   0.49     $   0.48    $   0.47
   Teledyne                                                                                   $   0.52     $     --    $   0.42
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                                                               $  743.6     $  589.2    $  672.3
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  $2,758.9     $2,590.3    $2,615.9
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                $  587.8     $  506.9    $  496.9
-------------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                                                                    $   33.7     $     --    $     --
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                                          $  851.7     $  722.7    $  753.4
-------------------------------------------------------------------------------------------------------------------------------


   The historical selected financial data reflects the results of Allegheny Ludlum, Teledyne and OREMET as if they had been combined for all periods presented.

   Net income included after-tax gains of $34.1 million on the divestitures of certain non-strategic businesses and the sale of investments in 1997, $37.6 million on the sale of the Teledyne defense vehicle business and surplus California real estate in 1996, $30.3 million on the sale of the Teledyne defense electronic systems business in 1995 and $24.2 million on the sale of an investment in Litton Industries common stock in 1993.

   Net income was adversely affected by after-tax merger and restructuring charges of $45.8 million in 1998, $7.6 million in 1997, $42.9 million in 1996 and $3.9 million in 1995. The 1996 and 1995 amounts also include proxy contest charges.

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