Form 10-K405, Exhibit 13
period 1999-12-31
ALLEGHENY TECHNOLOGIES INC
filed 2000-03-21
CIK 1018963

                                                                   Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allegheny Technologies Incorporated is one of the largest and most diversified producers of specialty materials in the world. Allegheny Technologies Incorporated and its subsidiaries and operating companies are sometimes referred to as "Allegheny Technologies" or the "Company".

       Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements. Actual results could differ materially from those encompassed within such forward-looking statements as a result of various factors, including those described below.

FINANCIAL OVERVIEW

During 1999, the Company continued to build upon its operational and financial strengths.

       o Financial condition remained strong. Net debt as a percentage of total capitalization decreased to 20.1 percent at December 31, 1999 from
          24.1 percent at December 31, 1998.

       o The Company continued to achieve strong cash flow. Cash flow from operating activities before taxes paid on gains on sales of operations was $182.8 million in 1999.

       o The Company's emphasis on cost reductions continued. It achieved total cost savings of approximately $67 million in 1999. Further aggressive cost reduction initiatives across Allegheny Technologies have been implemented in 2000, with targeted cost reductions of at least $90 million, which would be twice the rate of inflation.

       o The Company shipped a new record of 648,100 tons of flat-rolled products in 1999. These record shipments were made possible by the utilization and capabilities of new strategic assets.

       o Imports of unfairly traded stainless steel declined following the successful conclusion of trade cases initiated by the Company and other domestic producers of stainless steel sheet and strip in coils and stainless steel plate in coils.

       o With rising nickel costs, increased demand and lower imports, beginning in the second half of 1999, the Company announced price increases on most of its flat-rolled stainless steel products and reduced the base level at which raw material surcharges would apply. Due to existing contracts, the full benefits of these changes were not realized until the 2000 first quarter.

       o The Company used free cash flow to repurchase 7.9 million shares of its common stock at a cost of $257.6 million. In December 1999, the Company's Board of Directors increased the number of shares authorized for purchase in the stock repurchase program by 10 million shares.

       o Pension income improved and exceeded other postemployment benefits expense by $60.4 million in 1999 as a result of favorable investment results.

       o The Company utilized $37.3 million of excess pension assets in 1999 to pay for retiree medical expenses. The Company's defined benefit pension plan is fully funded with assets significantly in excess of the projected benefit obligation.


       The Company expects free cash flow to be consistently strong. This should provide sufficient financial resources for the Company to capitalize on new profitable growth opportunities while keeping its strong credit rating and access to cost efficient capital markets.

STRATEGIC TRANSFORMATION OVERVIEW

In 1999, the Company completed a major transformation, announced in January 1999, that included the spin-offs of Teledyne Technologies Incorporated ("Teledyne"), which was comprised of certain businesses in the Company's former Aerospace and Electronics segment, and Water Pik Technologies, Inc. ("Water Pik"), which was comprised of businesses in the Company's former Consumer segment. The spin-offs were completed on November 29, 1999, when the Company distributed all of the stock of Teledyne (NYSE:TDY) and Water Pik (NYSE:PIK) to the Company's stockholders of record on November 22, 1999. Prior to the spin-offs, the Company received a ruling from the Internal Revenue Service that the spin-offs would be tax-free to the Company and its stockholders.

       Immediately following the spin-offs, the Company effected a one-for-two reverse split of its common stock and changed its name from Allegheny Teledyne Incorporated to Allegheny Technologies Incorporated.


       Additionally, as part of this strategic transformation, the Company sold several of its businesses. During 1999, the Company completed the sale of its unmanned aerial vehicle and its pyrotechnic components and systems businesses, known as Ryan Aeronautical and McCormick Selph Ordnance Unit, respectively. In addition, the Company sold its pressure relief valve, vehicle control valve, nitrogen gas springs, consumer drinkware, construction and mining equipment and material handling businesses.

STRATEGIC ACQUISITIONS

The Company made several strategic acquisitions in the past two years:

       o 1999 fourth quarter-Acquired Washington, PA stainless steel sheet and strip finishing plant from Bethlehem Steel Corporation ("Bethlehem") for $20.5 million in cash. The plant's Sendzimir mills and anneal and pickle lines provide incremental stainless steel sheet and strip production capacity. Company production at this plant began in the 2000 first quarter.

       o 1998 fourth quarter-Acquired melting and hot rolling facilities in Houston, PA and a wide anneal and pickle line in Massillon, OH from Bethlehem and entered into a 20-year conversion services agreement with Bethlehem to provide for the melting, casting and rolling of the Company's wide stainless steel continuous mill plate products and nickel-based alloys, for $105 million in cash and $70 million in a promissory note that was paid in 1999. These transactions provide the Company with additional melting capacity and enable the Company to produce wide continuous mill plate.

       o 1998-1999-Completed major strategic capital projects including a vacuum induction melt furnace, electron beam melt facility and 60-inch wide Sendzimir mill which add new cost-efficient capabilities. The Sendzimir mill, together with a modified anneal and pickle line and temper mill completed in the second quarter of 1999, enable the Company to participate in a growing market for wide stainless steel sheet.

       o March 1998-Acquired stock of Oregon Metallurgical Corporation ("Oremet"), an integrated producer and distributor of titanium sponge, ingot, mill products and castings, in exchange for Company stock, which expanded the capabilities of the High Performance Metals segment and enabled Allegheny Ludlum to enter the titanium flat-rolled business.


       o February 1998-Acquired assets in the United Kingdom, for $110 million in cash, that provide significant support for and additional capacities in the Company's High Performance Metals segment and enhance the sales and distribution network for the Company's nickel-based alloys, specialty steel and titanium alloys in Europe.

RESULTS OF OPERATIONS

The Company's sales were $2.3 billion in 1999, $2.4 billion in 1998 and $2.5 billion in 1997. International sales represented approximately 20 percent of sales in 1999, 19 percent of sales in 1998 and 16 percent of sales in 1997. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of businesses in 1999. The results of companies spun-off and sold are reflected as discontinued operations for all periods presented.

       Allegheny Technologies operates in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products.

       Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

       Information with respect to the Company's business segments is presented separately below and in Note 12 of the Notes to Consolidated Financial Statements. Certain amounts for 1998 and 1997 have been reclassified to conform with the 1999 presentation.

FLAT-ROLLED PRODUCTS
(In millions)                                                1999       % Change          1998       % Change          1997
------------------------------------------------------------------------------------------------------------------------------------
Sales to external customers                              $1,288.8             9%      $1,184.3           (8)%      $1,285.5
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             80.4          (34)%         121.5          (13)%         139.6
------------------------------------------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales                    6.2%                        10.3%                        10.9%
------------------------------------------------------------------------------------------------------------------------------------
International sales as a percentage of sales                 7.7%                         6.0%                         7.0%
------------------------------------------------------------------------------------------------------------------------------------


                             ALLEGHENY-TECHNOLOGIES
                          FLAT-ROLLED PRODUCTS SHIPPED
                              (THOUSANDS OF TONS)

At the bottom left-hand corner of the page appears a bar graph with the title of "Allegheny Technologies Flat-Rolled Products Shipped (Thousands of Tons)". The bar graph provides the following data:

                   Year            Shipments (Thousands of Tons)
                   -----           -----------------------------
                   1995                      589
                   1996                      536
                   1997                      542
                   1998                      542
                   1999                      648

       The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum and the Company's 60% interest in the Chinese joint venture company known as Shanghai Precision Stainless Steel Company Limited ("STAL"), which began limited commercial production in 1999.

1999 COMPARED TO 1998

Sales and operating profit for the Flat-Rolled Products segment increased 9 percent and decreased 34 percent, respectively, in 1999 compared to 1998.

       Sales improved in 1999 compared to 1998 as a result of higher demand for stainless steel products combined with the utilization of new strategic assets acquired in 1998 and 1999. Shipments were a record 648,100 tons in 1999 compared to 542,200 tons in 1998.

       The average selling prices of flat-rolled products declined to $1,988 per ton in 1999 from $2,184 per ton in 1998 due primarily to product mix, including an increase in sales of semi-finished stainless steel products.

       Operating profit declined due primarily to the impact of the rapid and substantial increase in nickel costs, a key raw material in the manufacture of certain grades of stainless steel. Tight operating cost controls and cost reduction efforts continued throughout the Flat-Rolled Products segment.

                        CONTINUED GROWTH IS PROJECTED...
                     STAINLESS STEEL CONSUMPTION BY REGION:
                            SHEET, STRIP, AND PLATE
                               (THOUSANDS OF TONS)

At the left-hand corner of the page appears a bar graph with the title "Continued Growth is Projected... Stainless Steel Consumption By Region: Sheet, Strip and Plate (Thousands of Tons)". Text also appears describing projected growth drivers for 2000-2004 as the Asian recovery and strong demand in North America and Western Europe. The bar graph provides the following data:

                                (Thousands of Tons)

                              1994      1999      2004
                              ----      ----      ----
North America                1,791     2,150     2,913
Western Europe               2,688     3,990     5,278
Japan                        1,584     1,195     1,421
China                          590     1,590     2,350
Other Asia                   1,655     2,079     2,701

Source: CRU International Ltd.

                                U.S. PER CAPITA
                         CONSUMPTION OF STAINLESS STEEL


At the right-hand side of the middle of the page appears a bar graph with the title: "U.S. Per Capita Consumption of Stainless Steel". The bar graph provides the following data:


                   Year            Per Capita Stainless Consumption (Pounds)
                   -----           -----------------------------------------
                   1995                              16.7
                   1996                              17.1
                   1997                              18.2
                   1998                              18.4
                   1999                              18.4

Source: Specialty Steel Industry of North America.

       By July 1999, the United States had imposed antidumping and countervailing duties ranging up to 60% on dumped and subsidized imports of stainless steel sheet and strip in coils and stainless steel plate in coils from companies in ten foreign countries. Allegheny Ludlum and other domestic producers of flat-rolled stainless steel sheet and strip in coils and stainless steel plate in coils and several unions had filed petitions with the International Trade Commission and the Department of Commerce in 1998 charging companies in these ten countries with violations of U.S. trade laws.

       With rising nickel costs, increased demand and lower imports reflecting the impact of the favorable trade cases, in the 1999 third quarter the Company announced two price increases totaling approximately 12 to 14 percent for most stainless steel sheet, strip and coiled plate products. The Company also reduced the price at which a surcharge is charged to customers for nickel to $2.75 per pound from $3.50 per pound effective with shipments beginning October 4, 1999. Due to existing contracts, the full benefits of these changes were not realized until the 2000 first quarter. During the 1999 fourth quarter, the Company announced that it had lowered the raw material surcharge base level for nickel to $2.00 per pound from $2.75 per pound and for chromium to $0.35 per pound from $0.40 per pound effective with shipments beginning January 3, 2000. Subsequently, as a result of continuing strong demand, on January 24, 2000, the Company announced an additional price increase on stainless steel sheet, strip and coiled plate of 4 to 6 percent effective with shipments beginning February 7, 2000. The ability to maintain price increases depends on market conditions, including pricing by foreign producers.

                             NICKEL PRICE PER POUND
                     (BASED ON LME CASH AVERAGE FOR MONTH)

At the left-hand side of the bottom of the page a bar graph appears with the title "Nickel Price Per Pound (Based on LME Cash Average For Month)". The bar graph provides the following data:

                Quarter               Price ($ Per Pound)
                -------               -------------------
                3Q 1998                     $1.89
                4Q 1998                     $1.80
                1Q 1999                     $2.10
                2Q 1999                     $2.38
                3Q 1999                     $2.90
                4Q 1999                     $3.53

       The STAL joint venture in Shanghai, China completed plant construction and began limited commercial production of precision rolled stainless steel strip in 1999. The 1999 results include start-up costs associated with this venture.


       In the 1999 fourth quarter, the Company purchased the Washington, PA plant of Lukens' Washington Steel Division from Bethlehem for $20.5 million in cash. The plant's Sendzimir mills and anneal and pickle lines provide incremental stainless steel sheet and strip production capacity. Company production at this plant began in the 2000 first quarter.

1998 COMPARED TO 1997

Sales and operating profit for the Flat-Rolled Products segment decreased 8 percent and 13 percent, respectively, in 1998 compared to 1997.

       Tons shipped remained level at 542,200 tons compared to 1997, but sales and operating profit declined primarily due to the impact on pricing of imports of commodity stainless steel products into the U.S. market from Europe and Asia, which had led to the filing of trade cases in 1998. Average selling prices of flat-rolled specialty materials declined to $2,184 per ton in 1998 from $2,371 in 1997.

       Raw material costs were lower for flat-rolled products in 1998 as compared to 1997. Costs of nickel declined during 1998 as compared to 1997. Tight operating cost controls and cost reduction efforts continued throughout the segment.


       In February 1998, an early settlement was reached on a new three-year labor agreement covering United Steelworkers of America union members working at Allegheny Ludlum plants in Pennsylvania, New York, Indiana, and Connecticut. The collective bargaining agreement is effective through June 30, 2001.

HIGH PERFORMANCE METALS
(In millions)                                                1999       % Change          1998       % Change          1997
------------------------------------------------------------------------------------------------------------------------------------
Sales to external customers                                $730.6          (16)%        $869.1            --%        $865.5
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             91.8          (43)%         160.8          (11)%         181.2
------------------------------------------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales                   12.6%                        18.5%                        20.9%
------------------------------------------------------------------------------------------------------------------------------------
International sales as a percentage of sales                36.3%                        31.6%                        22.8%
------------------------------------------------------------------------------------------------------------------------------------

The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire and coil forms and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd, Wah Chang, Titanium Industries and Rome Metals.


                             ALLEGHENY TECHNOLOGIES
                      ZIRCONIUM AND RELATED ALLOYS SHIPPED
                              (THOUSANDS OF LBS.)

At the right-hand side of the middle of the page appears a bar graph with the title "Allegheny Technologies Zirconium and Related Alloys Shipped (Thousands of LBS.)". The bar graph provides the following data:

                   Year            Shipments (Thousands of Pounds)
                   -----           -------------------------------
                   1995                          4,226
                   1996                          3,607
                   1997                          5,317
                   1998                          5,265
                   1999                          4,389

                             ALLEGHENY TECHNOLOGIES
                 NICKEL-BASED AND SPECIALTY STEEL ALLOYS SHIPPED
                              (THOUSANDS OF LBS.)

At the left-hand side of the middle of the page appears a bar graph with the title "Allegheny Technologies Nickel-Based and Specialty Steel Alloys Shipped (Thousands of LBS.)". The bar graph provides the following data:

                   Year            Shipments (Thousands of Pounds)
                   -----           -------------------------------
                   1995                         27,045
                   1996                         28,731
                   1997                         28,546
                   1998                         44,182
                   1999                         44,723

1999 COMPARED TO 1998

Sales and operating profit for the High Performance Metals segment decreased 16 percent and 43 percent, respectively, in 1999 compared to 1998. The decline in sales and operating profit resulted primarily from the continuation of lower prices and lower volume for nickel-based alloys and superalloys and titanium products due to continuing weak demand in aerospace and oil and gas markets. This weakness was partially offset by strong demand for nickel-based superalloys for large land-based power generation turbines and, in the 1999 fourth quarter, stronger demand for niobium for the medical industry and energy research initiatives. The 1999 results also reflect start-up costs associated with the segment's new electron beam melt facility and new vacuum induction melt furnace. Cost reduction efforts continued throughout the High Performance Metals segment, including a workforce reduction at Allvac's operations in the United Kingdom.

1998 COMPARED TO 1997

Sales for the High Performance Metals segment in 1998 remained consistent with 1997, while operating profit decreased 11 percent in 1998 compared to 1997.

       The decline in operating results occurred primarily in titanium products as aircraft and jet engine manufacturers continued to adjust inventory and level off production rates. Titanium sales were also negatively impacted by the Boeing-Timet supply agreements, and reduced demand from chemical processing and recreational markets. In addition, start-up costs associated with the new electron beam melt facility and vacuum induction melt furnace negatively impacted operating margins in the second half of 1998. These items were partially offset by lower raw material costs and continuing cost reduction efforts.

       Operating results for High Performance Metals include the results of operations resulting from assets acquired in the United Kingdom for $110 million in an all-cash transaction in February 1998. The operations of Oremet, acquired in 1998, which have been integrated into the segment, have been included in all periods presented under the pooling of interests accounting method.

                             ALLEGHENY TECHNOLOGIES
                         TITANIUM MILL PRODUCTS SHIPPED
                              (THOUSANDS OF LBS.)

At the right-hand corner of the bottom of the page appears a bar graph with the title "Allegheny Technologies Titanium Mill Products Shipped (Thousands of LBS.)". The graph provides the following information:

                   Year            Shipments (Thousands of Pounds)
                   -----           -------------------------------
                   1995                         20,795
                   1996                         27,113
                   1997                         29,872
                   1998                         24,739
                   1999                         22,565

INDUSTRIAL PRODUCTS
(In millions)                                                1999       % Change          1998       % Change          1997
------------------------------------------------------------------------------------------------------------------------------------
Sales to external customers                                $276.7          (21)%        $349.0           -- %        $349.9
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                             12.2          (66)%          35.8          (17)%          42.9
------------------------------------------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales                    4.4%                        10.3%                        12.3%
------------------------------------------------------------------------------------------------------------------------------------
International sales as a percentage of sales                30.3%                        29.2%                        29.6%
------------------------------------------------------------------------------------------------------------------------------------

The Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces large grey and ductile iron castings and carbon, alloy steel and non-ferrous forgings. The companies in this segment are Metalworking Products, Casting Service and Portland Forge.

1999 COMPARED TO 1998

Sales and operating profit for the Industrial Products segment decreased 21 percent and 66 percent in 1999 compared to 1998.

       Continued reduced demand for tungsten, tungsten carbide and carbide cutting tools due to weak conditions in global metalworking, mining and machine tool markets resulted in a decrease in sales and operating profit in 1999. The 1999 results also include costs related to a workforce reduction, primarily in Europe, as part of an initiative to centralize and streamline distribution. The segment's forgings and castings businesses experienced a decrease in sales and operating profit in 1999 due primarily to weak conditions in the transportation, farm equipment and wind power generation markets. The Company plans to exit the molybdenum and tungsten mill products business, which had 1999 sales of approximately $15 million, in the second quarter of 2000.

1998 COMPARED TO 1997

Sales for the Industrial Products segment remained level and operating profit decreased 17 percent in 1998 compared to 1997. Decreased sales and operating profit for the Company's tungsten, tungsten carbide and carbide cutting tools primarily resulted from reduced demand and lower prices due to weaker global economic conditions. Metalworking Products was also negatively impacted by facility rationalization and related start-up costs, increased marketing costs for business expansion, and, in the first half of 1998, by the General Motors strike. These negative developments were partially offset by improvement in results at the Company's forgings and castings businesses.

TRANSFORMATION, MERGER AND RESTRUCTURING COSTS, GAINS ON SALES OF ASSETS AND
OTHER

TRANSFORMATION, MERGER AND RESTRUCTURING COSTS

Transformation, merger and restructuring costs were $5.6 million, $67.8 million and $12.0 million in 1999, 1998 and 1997, respectively. The 1999 net charge of $5.6 million includes costs associated with adjusting employee benefit plans as a result of the spin-offs which were partially offset by a $7.2 million reversal of restructuring costs accrued in 1998 related to workforce reductions which were implemented at less than expected costs. Charges of $19.1 million in 1998 and $12.0 million in 1997 reflected severance, financial advisory, legal, accounting, and other costs associated with the acquisition of Oremet in 1998 and the combination of Allegheny Ludlum Corporation and Teledyne, Inc. in 1996. The Company also recorded charges of $19.3 million in 1998 resulting primarily from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in 1998. Costs associated with exiting certain product lines and asset impairments resulting from new capital expenditure programs coming on-line resulted in a charge of $29.4 million in 1998.

GAINS ON SALES OF ASSETS AND OTHER

Gains on sales of assets and other included a net charge of $0.2 million in 1999 and a net gain of $11.6 million in 1998. These amounts included pretax gains on the sale of real estate and certain investments, which are included in other income on the income statement, as well as charges for certain closed company expenses.

       Gains on sales of assets and other of $51.2 million in 1997 included pretax gains on the sale of the Company's investment in Semtech Corporation common stock, the Company's investment in Nitinol Development Corporation and real estate and certain other investments. These gains are included in other income on the income statement. These gains were partially offset by charges to write off the Company's investment in a research and development venture and to settle certain U.S. Government contracting matters relating to former business units.

       Gains on sales of assets and other does not include extraordinary gains on sales of operations of $129.6 million in 1999. These extraordinary gains are presented separately on the income statement.

CORPORATE EXPENSES

Corporate expenses were $38.9 million in 1999 as compared to $36.5 million in 1998 and $40.4 million in 1997. The increase in corporate expenses in 1999 consisted primarily of one-time costs associated with executive management transition. The decline in 1998 corporate expenses from 1997 resulted primarily from the continued focus on cost controls.

INCOME TAXES

The Company's effective income tax rate from continuing operations was 36.3 percent, 38.0 percent and 36.8 percent in 1999, 1998 and 1997, respectively. The 1999 rate reflects the favorable effects of tax planning initiatives. The 1997 rate includes the effect of favorable adjustments to prior years' tax liabilities.

       The Company has determined, based on its history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at December 31, 1999 will be realized.

FINANCIAL CONDITION AND LIQUIDITY

In 1999, cash generated from operations of $102.9 million, proceeds from sales of businesses and investments and disposals of assets of $398.9 million and proceeds from the spin-offs of Teledyne and Water Pik of $134.0 million were used to purchase treasury stock for $257.6 million, pay down short-term and long-term debt of $153.9 million, pay dividends of $122.1 million and invest $98.0 million in capital equipment and business expansion. In addition, the Company invested $30.7 million in the operations spun-off for enhanced capital expenditure programs and increased working capital needs. Cash transactions plus cash on hand at the beginning of the year resulted in a cash position of $50.7 million at December 31, 1999.

       Working capital decreased to $493.5 million at December 31, 1999 compared to $574.9 million at the end of 1998. The current ratio decreased to 1.9 in 1999 from 2.3 in 1998. The decrease in working capital was primarily due to increases in accounts payable and short-term debt and reductions in cash, partially offset by increases in accounts receivable and current deferred income tax assets.

       The Company's debt to capitalization ratio decreased to 22.7 percent in 1999 from 27.1 percent in 1998. The Company's net debt to total capitalization ratio decreased to 20.1 percent in 1999 from 24.1 percent in 1998. These decreases resulted from the utilization of cash proceeds from asset sales and cash generated from operations to repay debt in 1999.


                        NET DEBT TO TOTAL CAPITALIZATION

At the left-hand side of the middle of the page appears a bar graph with the title "Net Debt to Total Capitalization". The bar graph provides the following information:

                   Year            Ratio of Net Debt to Capitalization
                   ----            -----------------------------------
                   1995                            35%
                   1996                            26%
                   1997                            18%
                   1998                            24%
                   1999                            20%

       Total capital expenditures for 2000 are expected to approximate $95 million.

       The Company's defined benefit pension plan is fully funded with assets significantly in excess of the projected benefit obligations. As a result, for the indefinite future, the Company does not anticipate that it will have to contribute to its defined benefit pension plan. Under current Internal Revenue Code provisions, certain amounts the Company pays for retiree medical expenses may be reimbursed annually from the excess pension plan assets. In 1999, the Company recovered the pre-tax amount of $37.3 million under these provisions. While not affecting reported operating profit, cash flow increased by the after-tax effect of the recovered amount.

       In October 1998, the Company's Board of Directors authorized a stock repurchase program to acquire up to 10 million shares of Allegheny Technologies common stock. In December 1999, the Company's Board of Directors increased the number of shares authorized for purchase in the stock repurchase program by 10 million shares. The shares may be purchased from time-to-time in the open market or in negotiated transactions. During 1999, the Company repurchased 7.9 million shares at a cost of $257.6 million. From the inception of the share repurchase program through March 7, 2000, the Company repurchased 14.2 million shares on the open market for a cost of $407.4 million.

       In 1997, the Company repurchased 1.9 million shares of its common stock at a cost of $107.7 million. The six million share repurchase program initiated in 1997 was terminated on October 31, 1997 in connection with the announced acquisition of Oremet, which was accounted for as a pooling of interests.

       At a stockholders' meeting held on November 11, 1999, the Company's stockholders approved a one-for-two reverse split of the Company's stock. The reverse split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. Share and per share amounts have been adjusted for all periods presented to reflect this one-for-two reverse stock split.

                            STOCK REPURCHASE PROGRAM
                              (MILLIONS OF SHARES)

At the right-hand margin of the middle of the page appears a bar graph with the title "Stock Repurchase Program ($ Millions)". The bar graph provides the following information:

                   Year            Stock Repurchased ($ Millions)
                   ----            ------------------------------
                   1997                        107.7
                   1998                         49.4
                   1999                        257.6


                            STOCK REPURCHASE PROGRAM
                                  ($ MILLIONS)

At the left-hand side of the bottom of the page is a bar graph with the title "Stock Repurchase Program (Millions of Shares)". The bar graph provides the following information:

                   Year                 Shares (Millions)
                   ----                 -----------------
                   1997                        1.9
                   1998                        1.3
                   1999                        7.9

       On February 10, 2000, the Board of Directors declared a regular quarterly dividend of $0.20 per share of common stock. The dividend was paid on March 14, 2000 to stockholders of record at the close of business on February 28, 2000.

       The Company believes that internally generated funds, current cash on hand and borrowings from existing credit lines will be adequate to meet foreseeable needs. The Company may choose, however, to issue additional debt depending on market conditions.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging
Activities: Deferral of the Effective Date of FASB Statement No. 133" was issued. This statement delays the effective date of FASB Statement No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is presently evaluating the effect of adopting this statement.

OTHER MATTERS

EXECUTIVE MANAGEMENT TRANSITION

In October 1999, Thomas A. Corcoran became the Company's President and Chief Executive Officer. Richard P. Simmons, Chairman, has announced that he will retire from the Company's Board of Directors when his term as a director expires at the 2000 Annual Stockholder's Meeting. In March 2000, the Company announced that the Board of Directors had elected Mr. Corcoran as Chairman effective with Mr. Simmons' retirement.

COSTS AND PRICING

Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs, including nickel, have been volatile. The Company primarily uses the last-in, first-out method of inventory accounting which reflects current costs in the cost of products sold. The Company considers these costs, the increasing costs of equipment and other costs in establishing its sales pricing policies and has instituted raw material surcharges on certain of its products to the extent permitted by competitive factors in the marketplace. The Company continues to emphasize cost containment in all aspects of its business.

IMPACT OF THE INTRODUCTION OF THE EURODOLLAR

The Company does not expect the transition by 11 member states of the European Union to a common currency, the "euro," to have a material impact on the Company's results of operations or financial condition. Like other companies with European sales and operations, the Company anticipates that it will face wage and product pricing transparency issues in participating countries; however, the Company does not expect the resolution of these issues to have a material adverse effect on the Company.

HEDGING

The Company uses derivative financial instruments from time to time to hedge ordinary business risks regarding foreign currencies on product sales and to partially hedge against volatile raw material cost fluctuations in the Flat-Rolled Products and High Performance Metals segments.

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

       As part of its risk management strategy, from time to time, the Company purchases exchange-traded futures contracts to manage exposure to changes in nickel prices, a component of raw material cost for some of its flat-rolled and high performance metals products. The nickel futures contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. Some of these contracts can be designated as hedges of the Company's firm sales commitments and are short-term in nature to correspond to the commitment period. The gains and losses on these contracts are deferred and recognized in earnings when realized as an adjustment to cost of goods sold. Historically, the Company has not closed any significant contracts prior to the execution of the underlying sale transaction, nor have any of the underlying sales transactions for such significant contracts failed to occur which resulted in a material adverse effect on the Company.

       Allegheny Technologies has guaranteed the outstanding Allegheny Ludlum fixed rate 6.95 percent debentures due in 2025. In a period of declining interest rates, the Company faces the risk of required interest payments exceeding those based on the then current market rate. To mitigate interest rate risk, the Company attempts to maintain a reasonable balance between fixed and variable rate debt to keep financing costs as low as possible.


       The Company believes that adequate controls are in place to monitor these hedging activities, which are not financially material. However, many factors, including those beyond the control of the Company such as changes in domestic and foreign political and economic conditions, as well as the magnitude and timing of interest rate changes, could adversely affect these activities.

ENVIRONMENTAL

The Company is subject to various domestic and international environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws. The Company's reserves for environmental remediation totaled approximately $58.1 million at December 31, 1999. Based on currently available information, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

       With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 32 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 14 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.


       For additional discussion of environmental matters, see Notes 1 and 15 of the Notes to Consolidated Financial Statements.

GOVERNMENT CONTRACTS

One of the Company's operating companies directly performs work on contracts with the U.S. Government. Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, including claims based on business practices and cost classifications and actions under the False Claims Act. Under the False Claims Act, a person may assert the rights of the U.S. Government by initiating a suit under seal against a contractor. For the claim to be successful, the person must have information that the contractor falsely submitted a claim to the U.S. Government for payment. The U.S. Government may choose to intervene and assume control of the case.

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

       Given the limited extent of the Company's business with the U.S. Government, the Company believes that a suspension or debarment of the Company would not have a material adverse effect on the future operating results and consolidated financial condition of the Company. Although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

       For additional discussion of government contract matters, see Note 15 of the Notes to Consolidated Financial Statements.

YEAR 2000

The Company did not experience any significant malfunctions or errors in its operating or business systems when the year changed from 1999 to 2000. Based on its operational experience since January 1, 2000, the Company does not expect that Year 2000 matters will have a significant adverse effect on its business in the future. The full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, may, however, not yet be fully known. For example, it is possible that Year 2000 or related problems such as those possibly associated with the fact that 2000 is a leap year, could occur with respect to billing, payroll or financial closings at month-, quarter- or year-end. The Company believes that any such problems are not likely to be material. In addition, Year 2000 or similar problems that adversely affect the Company's customers or suppliers could have an impact on the Company. To date, the Company has not experienced significant difficulties resulting from Year 2000 problems of its customers and suppliers.

       The Company expended $16 million on Year 2000 readiness efforts in 1998 and 1999. These efforts included replacing outdated, noncompliant hardware and noncompliant software as well as identifying and remediating other Year 2000 problems. Substantially all costs related to the Company's Year 2000 initiatives were expensed as incurred and funded through operating cash flows.

FORWARD LOOKING AND OTHER STATEMENTS

From time to time, the Company has made and may continue to make "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This annual report contains many forward looking statements. These statements, which represent the Company's expectations or beliefs concerning various future events, include statements concerning: product demand, including projected growth in stainless steel consumption; prices; raw material costs; anticipated effects of acquisitions on earnings, cost savings and operations of the Company; cash flow; anticipated business and economic conditions; aerospace industry trends; cost reductions; expected capital expenditures; impact of Year 2000 issues; effects of the euro currency conversion; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; and future environmental costs. These statements are based on current expectations that involve a number of risks and uncertainties, including those described under the captions "Other Matters - Environmental" and "Other Matters - Government Contracts." Actual results may differ materially from results anticipated in forward looking statements. The Company assumes no duty to update its forward looking statements. Other important factors that could cause actual results to differ from those in such forward looking statements include the following:

       Cyclical Demand for Products. Demand for the Company's products is cyclical because the industries in which customers of such businesses operate are cyclical. Various changes in general economic conditions affect these industries, including decreases in the rate of consumption or use of their products due to economic recessions. Significant downturns in the domestic economy are believed to have adversely affected the Company's results of operations from time to time. Other factors causing fluctuation in market demand and volatile pricing include national and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials.

       The current trend of price deflation for many commodity products may also adversely affect prices for commodity grades of specialty materials and industrial products. As a result of these factors, the Company's operating results could be subject to significant fluctuation. For example, in recent years, adverse pricing environments for commodity grades of stainless steel, titanium products and tungsten products have negatively affected the Company's sales and operating profit.

       Volatility of Prices of Critical Raw Materials; Unavailability of Raw Materials. Purchase prices of certain critical raw materials are volatile. As a result, the Company's operating results could be subject to significant fluctuation. For example, since the Company generally uses in excess of 47,500 tons of nickel each year, a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $95 million. While nickel surcharges are intended to offset the impact of increased nickel costs, competitive factors in the marketplace can limit the Company's ability to institute surcharges and there can be a delay between the increase in the price of nickel and the realization of the benefit of the surcharges. The Company enters into raw material future contracts from time to time to hedge its exposure to price fluctuation. The Company believes that it has adequate controls to monitor these contracts which are not financially material.

       Certain important raw materials used to produce specialty materials must be acquired from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

       Risks of Export Sales. The Company believes that export sales will account for an increasing percentage of the Company's sales. Risks associated with export sales include: political and economic instability, including weak conditions in the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for the Company's products; changes in tax laws and tariffs; and exchange rate fluctuations (which may affect sales to international customers and the value of and profits earned on export sales when converted into dollars). Any of these factors could materially adversely effect the Company's results.

       Risks Associated with Acquisition and Disposition Strategies. The Company intends to continue to strategically position its businesses in order to improve its ability to compete. The Company plans to do this by seeking specialty niches, expanding its global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing business units. The Company regularly considers acquisition and business combination opportunities as well as possible business unit dispositions. Its management from time to time holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising the Company is subject to change. Acquisitions involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; the potential loss of key personnel of an acquired business; the Company's ability to achieve identified financial and operating synergies anticipated to result from an acquisition; and unanticipated changes in business and economic conditions affecting an acquired business. International acquisitions could be affected by export controls, exchange rate fluctuations, the euro conversion, domestic and foreign political conditions and a deterioration in domestic and foreign economic conditions.

       Uncertainties Relating to Synergies. There can be no assurance that the Company will be able to realize, or do so within any particular time frame, the cost reductions, cash flow increases or other synergies expected to result from acquisitions and other transactions the Company may undertake or be able to generate additional revenue to offset any unanticipated inability to realize such expected synergies. Realization of the anticipated benefits of acquisitions and other transactions could take longer than expected and implementation difficulties, market factors and a deterioration in domestic or global economic conditions could alter the anticipated benefits.

       Uncertainties Relating to Spin-Offs-General. In the spin-offs of Teledyne and Water Pik, completed in November 1999, the new companies agreed to assume and to defend and hold the Company harmless against all liabilities (other than certain income tax liabilities) associated with the historical operations of their businesses, including all government contracting, environmental, product liability and other claims and demands, whenever any such claims or demands might arise or be made. If the new companies were unable or otherwise fail to satisfy these assumed liabilities, the Company could be required to satisfy them, which could have a material adverse effect on the Company's results of operations and financial condition.

       Uncertainties Relating to Spin-Offs-Tax Ruling. While the tax ruling relating to the qualification of the spin-offs of Teledyne and Water Pik as tax-free distributions within the meaning of the Internal Revenue Code generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and uncertainties that, among other things, require the new companies to take or refrain from taking certain actions. If a spin-off were not to qualify as a tax-free distribution within the meaning of the Internal Revenue Code, the Company would recognize taxable gain generally equal to the amount by which the fair market value of the common stock distributed to the Company's stockholders in the spin-off exceeded the Company's basis in the new company's assets. In addition, the distribution of the new company's common stock to Company stockholders would generally be treated as taxable to the Company's stockholders in an amount equal to the fair market value of the common stock they received. If a spin-off qualified as a distribution within the meaning of the Internal Revenue Code but was disqualified as tax-free to the Company because of certain post-spin-off circumstances, the Company would recognize taxable gain as described in the preceding sentence, but the distribution of the new company's common stock to the Company's stockholders in the spin-off would generally be tax-free to each Company stockholder. In the spin-offs, the new companies executed tax sharing and indemnification agreements in which each agreed to be responsible for any taxes imposed on and other amounts paid by the Company, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of the Internal Revenue Code if the failure or disqualification is caused by post-spin-off actions by or with respect to that company or its stockholders. Potential liabilities under these agreements could exceed the respective new company's net worth by a substantial amount. If either or both of the spin-offs were not to qualify as tax-free distributions to the Company or its stockholders, and either or both of the new companies were unable or otherwise failed to satisfy the liabilities they assumed under the tax sharing and indemnification agreements, the Company could be required to satisfy them without full recourse against the new companies. This could have a material adverse effect on the Company's results of operations and financial condition.

       Labor Matters. The Company has approximately 11,500 employees. Approximately 48 percent of the Company's workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), including: approximately 400 Oremet employees covered by a collective bargaining agreement with the USWA which is effective through July 31, 2000; approximately 600 Wah Chang employees covered by a collective bargaining agreement with the USWA which is effective through October 1, 2000; and approximately 3,900 Allegheny Ludlum production and maintenance employees covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 30, 2001.

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

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In millions except per share amounts)

For the Years Ended December 31,                                                  1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
SALES                                                                         $2,296.1         $2,402.4           $2,500.9
------------------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of sales                                                               1,877.9          1,831.7            1,929.4
   Selling and administrative expenses                                           229.1            244.4              228.2
   Transformation, merger and restructuring costs                                  5.6             67.8               12.0
   Interest expense, net                                                          25.9             19.4               16.9
------------------------------------------------------------------------------------------------------------------------------------
                                                                               2,138.5          2,163.3            2,186.5
------------------------------------------------------------------------------------------------------------------------------------
Earnings before other income                                                     157.6            239.1              314.4
Other income                                                                      16.6             10.7               50.1
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
   TAXES AND EXTRAORDINARY GAINS                                                 174.2            249.8              364.5
Provision for income taxes                                                        63.2             94.8              134.1
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   EXTRAORDINARY GAINS                                                           111.0            155.0              230.4
Income from discontinued operations, net of income taxes                          59.6             86.2               98.4
Extraordinary gains on sales of operations, net of income taxes                  129.6               --                 --
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $  300.2         $  241.2           $  328.8
------------------------------------------------------------------------------------------------------------------------------------

Basic net income per common share:
   Income from continuing operations before
      extraordinary gains                                                     $   1.17         $   1.57           $   2.34
   Income from discontinued operations                                            0.62             0.88               1.00
   Extraordinary gains on sales of operations                                     1.36               --                 --
------------------------------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER COMMON SHARE                                                $3.15         $   2.45           $   3.34
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income from continuing operations before
      extraordinary gains                                                     $   1.16         $   1.56           $   2.30
   Income from discontinued operations                                            0.62             0.87               0.98
   Extraordinary gains on sales of operations                                     1.35               --                 --
------------------------------------------------------------------------------------------------------------------------------------
DILUTED NET INCOME PER COMMON SHARE                                           $   3.13         $   2.43           $   3.28
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions except share and per share amounts)

                                                                                           DECEMBER 31,      December 31,
                                                                                                   1999              1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                      $   50.7          $   74.2
Accounts receivable                                                                               341.2             314.0
Inventories                                                                                       558.3             555.3
Deferred income taxes                                                                              62.6              39.2
Prepaid expenses and other current assets                                                          20.7              24.6
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                         1,033.5           1,007.3
Property, plant and equipment                                                                     912.4             887.6
Prepaid pension cost                                                                              503.7             436.8
Cost in excess of net assets acquired                                                             204.2             208.6
Net assets of discontinued operations                                                                --             298.5
Other assets                                                                                       96.8             104.7
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                                $2,750.6          $2,943.5
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                                               $  172.9          $  140.9
Accrued liabilities                                                                               214.4             223.3
Short-term debt and current portion of long-term debt                                             152.7              68.2
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                      540.0             432.4
Long-term debt                                                                                    200.3             430.6
Accrued postretirement benefits                                                                   544.8             549.6
Other                                                                                             265.3             191.0
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                            1,550.4           1,603.6
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock, par value $0.10: authorized - 50,000,000 shares; issued - none                   --                --
   Common stock, par value $0.10: authorized - 500,000,000 shares; issued -
      98,951,490 in 1999 and 98,968,832 in 1998; outstanding - 90,368,196
      shares in 1999 and 97,436,576 shares in 1998                                                  9.9               9.9
   Additional paid-in capital                                                                     481.0             477.2
   Retained earnings                                                                              994.5             923.9
   Treasury stock: 8,583,294 shares in 1999 and 1,532,256 shares in 1998                         (288.7)            (67.6)
   Foreign currency translation losses                                                             (3.7)             (5.9)
   Unrealized gains on securities                                                                   7.2               2.4
------------------------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                                   1,200.2           1,339.9
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                     $2,750.6          $2,943.5
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

For the Years Ended December 31,                                                  1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                                  $ 300.2          $ 241.2            $ 328.8
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Extraordinary gains on sales of operations, net of tax                    (129.6)              --                 --
      Depreciation and amortization                                               95.3             82.1               84.3
      Income from discontinued operations, net of tax                            (59.6)           (86.2)             (98.4)
      Deferred income taxes                                                      (11.3)            (6.7)              (4.9)
      Non-cash restructuring costs                                                  --             50.9                 --
      Gains on sales of investments and businesses                                  --               --              (68.5)
   Change in operating assets and liabilities:
      Accrued income taxes                                                       (69.4)            (0.3)              38.6
      Prepaid pension cost                                                       (66.9)           (47.4)             (25.0)
      Accounts payable                                                            31.9            (54.7)             (16.0)
      Accrued liabilities                                                         28.0              1.2              (42.4)
      Accounts receivable                                                        (26.5)            59.2              (24.5)
      Tax refund                                                                   2.4              6.1               37.7
      Inventories                                                                 (0.5)            49.6              (52.3)
   Other                                                                           8.9             (2.7)              (0.9)
------------------------------------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                                      102.9            292.3              156.5
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Proceeds from sales of businesses and investments                             370.4               --              112.1
   Proceeds from spin-offs of Teledyne and Water Pik                             134.0               --                 --
   Purchases of property, plant and equipment                                    (74.1)          (138.9)             (91.4)
   Disposals of property, plant and equipment                                     28.5             19.6               30.4
   Purchases of businesses and investment in ventures                            (23.9)          (218.9)             (37.8)
   Short-term investments - sales                                                   --             34.4               28.9
   Other                                                                          (5.2)            (3.4)              (3.7)
------------------------------------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                            429.7           (307.2)              38.5
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Purchases of common stock                                                    (257.6)           (49.4)            (107.7)
   Dividends paid                                                               (122.1)          (122.3)            (112.2)
   Net borrowings (repayments) under credit agreements                           (82.2)           121.5              (90.9)
   Payments on short-term debt                                                   (70.0)              --                 --
   Exercises of stock options                                                      8.2              8.3               35.5
   Payments on long-term debt and capital leases                                  (1.7)            (6.9)             (24.7)
------------------------------------------------------------------------------------------------------------------------------------
      CASH USED IN FINANCING ACTIVITIES                                         (525.4)           (48.8)            (300.0)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                           (30.7)            84.6               95.6
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 (23.5)            20.9               (9.4)
Cash and cash equivalents at beginning of year                                    74.2             53.3               62.7
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $  50.7          $  74.2            $  53.3
------------------------------------------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:
   Assets acquired under promissory note                                       $    --          $  65.9            $    --
------------------------------------------------------------------------------------------------------------------------------------

Amounts presented on the Consolidated Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses and the effects of foreign currency translation. Cash provided by operating activities in 1999 is net of payments of taxes on gains on sales of operations of $79.9 million. Excluding these tax payments, cash provided by operating activities was $182.8 million.

The accompanying notes are an integral part of these statements.

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions except per share amounts)

                                                                                                         Accumulated
                                                              Additional                                       Other
                                                   Common        Paid-In       Retained      Treasury  Comprehensive  Stockholders'
                                                    Stock        Capital       Earnings         Stock         Income         Equity
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                          $9.8         $418.9         $635.5           $--          $11.2      $1,075.4
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                            --             --          328.8            --             --         328.8
Other comprehensive income, net of tax:
   Foreign currency translation losses                --             --             --            --           (5.0)         (5.0)
   Unrealized losses on securities:
      Unrealized holding gains arising
         during period                                --             --             --            --            9.7           9.7
      Less: realized gain included
         in net income                                --             --             --            --           17.0          17.0
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                  --             --          328.8            --          (12.3)        316.5

Cash dividends on common stock
   ($1.28 per share)                                  --             --         (112.2)           --             --        (112.2)
Purchase of common stock                              --             --             --        (107.7)            --        (107.7)
Employee stock plans                                 0.1           54.5          (29.5)         47.5             --          72.6
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                           9.9          473.4          822.6         (60.2)          (1.1)      1,244.6
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                            --             --          241.2            --             --         241.2
Other comprehensive income, net of tax:
   Foreign currency translation losses                --             --             --            --           (3.5)         (3.5)
   Unrealized gains on securities:
      Unrealized holding gains arising
         during period                                --             --             --            --            2.2           2.2
      Less: realized gain included
         in net income                                --             --             --            --            1.1           1.1
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                  --             --          241.2            --           (2.4)        238.8

Cash dividends on common stock
   ($1.28 per share)                                  --             --         (122.3)           --             --        (122.3)
Purchase of common stock                              --             --             --         (49.4)            --         (49.4)
Employee stock plans                                  --            3.8          (17.6)         42.0             --          28.2
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                           9.9          477.2          923.9         (67.6)          (3.5)      1,339.9
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                            --             --          300.2            --             --         300.2
Other comprehensive income, net of tax:
   Foreign currency translation gains (losses):
      Foreign currency translation
         losses arising during period                 --             --             --            --           (2.5)         (2.5)
      Less: foreign currency translation
         losses due to sale of foreign entities       --             --             --            --           (5.2)         (5.2)
   Unrealized gains on securities:
      Unrealized holding gains arising
         during period                                --             --             --            --            5.8           5.8
      Less: realized gain included
         in net income                                --             --             --            --            1.0           1.0
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                  --             --          300.2            --            7.5         307.7

Purchase of common stock                              --             --             --        (257.6)            --        (257.6)
Cash dividends on common stock
   ($1.28 per share)                                  --             --         (122.1)           --             --        (122.1)
Spin-off of Water Pik Technologies, Inc.              --             --          (54.6)           --            0.3         (54.3)
Spin-off of Teledyne Technologies
   Incorporated                                       --             --          (41.6)           --           (0.8)        (42.4)
Employee stock plans                                  --            3.8          (11.3)         36.5             --          29.0
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                          $9.9         $481.0         $994.5       $(288.7)          $3.5      $1,200.2
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY TECHNOLOGIES INCORPORATED

We have audited the accompanying consolidated balance sheets of Allegheny Technologies Incorporated and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Technologies Incorporated at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 24, 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Allegheny Technologies Incorporated and its subsidiaries. As described in Note 3, on March 24, 1998, Allegheny Technologies acquired the stock of Oregon Metallurgical Corporation ("Oremet") in a merger transaction. This combination was accounted for under the pooling of interests method of accounting and the consolidated financial statements reflect the combined financial position, operating results and cash flows of Allegheny Technologies and Oremet as if they had been combined for all periods presented. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, "Allegheny Technologies" and the "Company" refer to Allegheny Technologies Incorporated and its subsidiaries.

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

ACCOUNTS RECEIVABLE

Receivables are presented net of a reserve for doubtful accounts of $10.0 million at December 31, 1999 and $7.9 million at December 31, 1998. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.

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

COST IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amortization expense was $5.8 million, $5.4 million and $4.7 million in 1999, 1998 and 1997, respectively. The carrying value of goodwill relative to the operating performance and future undiscounted cash flows of the underlying businesses is evaluated periodically. Adjustments are made if the sum of the expected future net cash flows is less than book value.

FINANCIAL INSTRUMENTS

The fair values of financial instruments approximated their carrying values at December 31, 1999. Fair values have been determined through information obtained from quoted market sources and management estimates.

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

REVENUE RECOGNITION

Revenue is generally recorded as deliveries are made or as services are rendered.

RESEARCH AND DEVELOPMENT

Company-funded research and development costs ($15.2 million in 1999, $18.1 million in 1998 and $19.2 million in 1997) are expensed as incurred.

INCOME TAXES

Provision for income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

REVERSE STOCK SPLIT

At a stockholders' meeting held on November 11, 1999, the Company's stockholders approved a reduction in the authorized number of shares of the Company's common stock and a one-for-two reverse stock split of the common stock. The reverse stock split was effective immediately following the spin-offs of Teledyne Technologies Incorporated and Water Pik Technologies, Inc. on November 29, 1999. Stockholders' equity has been restated to give retroactive recognition to the reverse stock split for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the number of shares that were eliminated as a result of the reverse stock split. In addition, all references in the financial statements and notes to the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split.

NET INCOME PER COMMON SHARE

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging
Activities: Deferral of the Effective Date of FASB Statement No. 133" was issued. This statement delays the effective date of FASB Statement No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is presently evaluating the effect of adopting this statement.

RECLASSIFICATIONS

Certain amounts from prior years have been reclassified to conform with the 1999 presentation, including classification of the companies spun-off and sold as discontinued operations.

NOTE 2.
DISCONTINUED OPERATIONS--

On January 19, 1999, the Company announced its plans to effect a major transformation of the Company that included the sales of several of the Company's businesses and the spin-offs of certain businesses in two of the Company's former business segments into independent, publicly-traded companies (the "spin-offs"). Teledyne Technologies Incorporated ("Teledyne") is comprised of certain businesses in the Company's former Aerospace and Electronics segment. Water Pik Technologies, Inc. ("Water Pik") is comprised of the Company's former Consumer segment.

       Prior to the spin-offs, the Company received a tax ruling from the Internal Revenue Service that the spin-offs would be tax-free to the Company and to the Company's stockholders.

       On November 29, 1999, the Company distributed all of the common stock of Teledyne and Water Pik to the Company's stockholders of record as of November 22, 1999. Stockholders of record received one share of Teledyne common stock for every seven shares of Allegheny Technologies common stock and one share of Water Pik common stock for every twenty shares of Allegheny Technologies common stock, based on the number of shares of Allegheny Technologies common stock they held prior to the reverse split. Immediately following the spin-offs, the Company effected a one-for-two reverse split of its common stock and changed its name from Allegheny Teledyne Incorporated to Allegheny Technologies Incorporated.

       In 1999, the Company sold its unmanned aerial vehicle and its pyrotechnic components and systems businesses, known as Ryan Aeronautical and McCormick Selph Ordnance Unit, respectively, as well as the pressure relief valve, vehicle control valve, nitrogen gas springs, consumer drinkware, construction and mining equipment and material handling businesses. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of these businesses.

       Discontinued operations include all companies that were spun-off or have been sold.

       Results of discontinued operations for the years ended December 31, 1999, 1998 and 1997 were as follows:

(In millions)                                                                     1999             1998               1997
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     $1,175.7         $1,521.0           $1,529.2
-----------------------------------------------------------------------------------------------------------------------------

Income before taxes                                                               87.4            141.4              159.7
Provision for income taxes                                                        27.8             55.2               61.3
-----------------------------------------------------------------------------------------------------------------------------
Income from discontinued operations                                           $   59.6         $   86.2           $   98.4

       For Teledyne and Water Pik, the 1999 column represents the eleven month period ended November 29, 1999. The income statements of sold companies are reflected in the above table through the date of sale.

       Income from discontinued operations also includes non-deductible spin-off and transformation costs that primarily consist of legal and advisory services incurred in connection with these transactions.


       The net assets of companies sold or spun-off are reflected as net assets of discontinued operations in the consolidated balance sheet as of December 31, 1998, and are comprised of the following:

(In millions)
----------------------------------------------------------------------------------------------------------
Current assets                                                                                   $357.2
Property, plant and equipment                                                                     116.0
Other noncurrent assets                                                                            57.3
Current liabilities                                                                              (189.9)
Noncurrent liabilities                                                                            (42.1)
----------------------------------------------------------------------------------------------------------
Total net assets of discontinued operations                                                      $298.5

       In connection with the sales of businesses, certain liabilities were retained by the Company. These retained liabilities are not included in net assets of discontinued operations.

NOTE 3.
ACQUISITION OF OREMET--

On March 24, 1998, Allegheny Technologies completed its acquisition of the stock of Oremet, an integrated producer and distributor of titanium sponge, ingot, mill products and castings. Under the terms of the merger agreement, Oremet shareholders received 0.648 shares of Allegheny Technologies common stock in a tax-free exchange for each share of Oremet common stock. A total of 10.8 million shares of Allegheny Technologies stock were issued in the merger. The merger was accounted for under the pooling of interests accounting method. Intercompany transactions prior to the merger were not material. The effect of conforming accounting policies was not material. Oremet's operations have been integrated into the High Performance Metals segment.


       The Company recorded merger and restructuring charges of $19.1 million ($15.7 million net of tax) in 1998 for financial advisory, legal, accounting, severance and other costs associated with the merger.

NOTE 4.
INVENTORIES--

                                                                                           DECEMBER 31,       December 31,
(In millions)                                                                                      1999               1998
------------------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                                       $108.1             $145.8
Work-in-process                                                                                   437.8              394.6
Finished goods                                                                                    113.1              100.5
------------------------------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                                 659.0              640.9
Less allowances to reduce current cost values to LIFO basis                                       (95.0)             (80.3)
Progress payments                                                                                  (5.7)              (5.3)
------------------------------------------------------------------------------------------------------------------------------
Total inventories                                                                                $558.3             $555.3

       Inventories, before progress payments, determined on the last-in, first-out method were $445.1 million at December 31, 1999 and $383.7 million at December 31, 1998. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.


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

NOTE 5.
LONG-TERM DEBT--

CREDIT AGREEMENTS

The Company has entered into a credit agreement with a group of banks that provides for borrowings of up to $500 million on a revolving credit basis. The agreement, as extended, is scheduled to expire in August 2002. Interest is payable at prime or other alternative interest rate bases, at the Company's option. The agreement provides for an annual facility fee of 0.075 percent. The agreement has various covenants that limit the Company's ability to dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement that can limit the amount of dividend payments and share repurchases. Under the most restrictive requirement, approximately 56 percent of the Company's retained earnings is currently free of restrictions pertaining to cash dividend distributions and share repurchases.

       In the 1998 fourth quarter, the Company entered into three short-term credit agreements that provide for borrowings totaling up to $185.0 million on a revolving credit basis. One of these agreements is a committed line of $75.0 million with an annual facility fee of 0.07 percent. The remaining two credit agreements are uncommitted lines with no annual facility fees. The agreements, as extended, are scheduled to expire during 2000. Interest rates are determined at the time of borrowing based on current market conditions. At December 31, 1999, borrowings under the agreements were $149.0 million at a weighted average annual interest rate of 6.6 percent.

       The Company's subsidiaries also maintain credit agreements with various foreign banks which provide for additional borrowings of up to $51.1 million. These agreements provide for annual facility fees of up to 0.20 percent.

       Borrowings outstanding under the credit agreements are unsecured.


       Commitments under separate standby letters of credit outstanding were $51.2 million at December 31, 1999 and $46.1 million at December 31, 1998.

PROMISSORY NOTE

In November 1998, Allegheny Ludlum Corporation issued a $70.0 million non-interest bearing promissory note to Bethlehem Steel Corporation in conjunction with the acquisition of certain of its stainless steel assets. This note was repaid in December 1999.

       Debt at December 31, 1999 and 1998 was as follows:

(In millions)                                                                                      1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Credit agreements                                                                               $ 173.3             $255.7
Allegheny Ludlum 6.95% debentures, due 2025                                                       150.0              150.0
Industrial revenue bonds, due 2000 through 2007                                                    12.7               14.0
Allegheny Ludlum promissory note                                                                     --               65.9
Capitalized leases and other                                                                       17.0               13.2
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  353.0              498.8
Short-term debt and current portion of long-term debt                                            (152.7)             (68.2)
------------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                            $ 200.3             $430.6
------------------------------------------------------------------------------------------------------------------------------------

       The weighted average interest rate of borrowings outstanding under the credit agreements was 6.2 percent at December 31, 1999 and 5.3 percent at December 31, 1998.

       Scheduled maturities of borrowings during the next five years are $1.3 million in 2000, $1.4 million in 2001, $15.6 million in 2002, $4.2 million in 2003 and $1.1 million in 2004. Scheduled repayments under revolving credit agreements are $151.4 million in 2000 and $21.9 million in 2002.

       Interest expense was $30.7 million in 1999, $29.9 million in 1998 and $29.4 million in 1997. Interest and commitment fees paid were $31.5 million in 1999, $30.0 million in 1998 and $30.9 million in 1997.

NOTE 6.
SUPPLEMENTAL BALANCE SHEET INFORMATION--


Cash and cash equivalents at December 31, 1999 and 1998 were as follows:

(In millions)                                                                                      1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Cash                                                                                              $49.6              $54.2
Other short-term investments, at cost which approximates market                                     1.1               20.0
------------------------------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                                   $50.7              $74.2
------------------------------------------------------------------------------------------------------------------------------------

       Accounts payable included $8.8 million at December 31, 1999 and $5.9 million at December 31, 1998 for checks outstanding in excess of cash balances.

       Property, plant and equipment at December 31, 1999 and 1998 were as follows:

(In millions)                                                                                      1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                                              $29.9              $32.4
Buildings                                                                                         208.8              217.7
Equipment and leasehold improvements                                                            1,519.2            1,423.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                1,757.9            1,673.7
Accumulated depreciation and amortization                                                        (845.5)            (786.1)
------------------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                                              $912.4             $887.6
------------------------------------------------------------------------------------------------------------------------------------

       Accrued liabilities included salaries and wages of $42.2 million and $51.4 million in 1999 and 1998, respectively.


NOTE 7.
COMPREHENSIVE INCOME--


The components of comprehensive income, net of tax, for the years ended December 31, 1999, 1998 and 1997 were as follows:

(In millions)                                                                     1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Net income (net of taxes of $170.9, $150.0 and $195.4, respectively)            $300.2           $241.2             $328.8

Foreign currency translation gains (losses):
   Foreign currency translation losses arising during period                      (2.5)            (3.5)              (5.0)
   Less: foreign currency translation losses due to sale of foreign entities      (5.2)              --                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   2.7             (3.5)              (5.0)

Unrealized gains (losses) on securities:
   Unrealized holding gains arising during period
      (net of taxes of $3.6, $1.4 and $6.0, respectively)                          5.8              2.2                9.7
   Less: realized gains included in net income
      (net of taxes of $0.5, $0.7 and $10.6, respectively)                         1.0              1.1               17.0
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   4.8              1.1               (7.3)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                            $307.7           $238.8             $316.5
------------------------------------------------------------------------------------------------------------------------------------

NOTE 8.
STOCKHOLDERS' EQUITY--

PREFERRED STOCK

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 1999, there were no shares of preferred stock issued.

COMMON STOCK

At a stockholders' meeting held on November 11, 1999, the Company's stockholders approved a reduction in the authorized number of shares of the Company's common stock and a one-for-two reverse stock split of the common stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. Stockholders' equity has been restated to give retroactive recognition to the reverse stock split for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the number of shares that were eliminated as a result of the reverse stock split. In addition, all references in the financial statements and notes to the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split.

       Stock options granted under the Company's 1996 Incentive Plan and predecessor plans have been and may be granted generally at not less than market prices on the dates of grant. Options granted under the Incentive Plan have a maximum term of 10 years. Vesting of stock options granted under the Incentive Plan generally occurs in three annual increments, beginning on the first anniversary of the grant date. As of December 31, 1999, approximately 770,000 shares of common stock were reserved for future awards under the Incentive Plan.

       The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these plans had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," net income would have been reduced by $5.8 million (or $0.06 per diluted share), $3.8 million (or $0.04 per diluted share) and $3.0 million (or $0.03 per diluted share) for the years ended December 31, 1999, 1998 and 1997, respectively. Income from continuing operations, net of tax, would have been reduced by approximately $3.0 million (or $0.03 per diluted share) for the year ended December 31, 1999 had the fair-value method of determining compensation expense been used.

         Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                  1999             1998               1997
-------------------------------------------------------------------------------------------------------------------------------
   Expected dividend yield                                                         3.7%             2.8%               2.5%
   Expected volatility                                                              35%              31%                31%
   Risk-free interest rate                                                         6.5%             5.0%               6.4%
   Expected lives                                                                  8.0              8.0                8.0

   Weighted-average fair value of options granted during year                    $7.33           $14.53             $16.52
-------------------------------------------------------------------------------------------------------------------------------

       Stock option transactions under the Company's employee plans are summarized as follows:

(shares in thousands)                        1999                        1998                         1997
------------------------------------------------------------------------------------------------------------------------------------
                                                 WEIGHTED-                    WEIGHTED-                    WEIGHTED-
                                    NUMBER OF     AVERAGE        NUMBER OF     AVERAGE        NUMBER OF     AVERAGE
                                     SHARES   EXERCISE PRICE      SHARES   EXERCISE PRICE      SHARES   EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year       3,578        $38.46           2,366       $30.36           4,435       $25.62
Granted                              2,256        $22.00           1,721       $45.86              87       $46.06
Exercised                             (408)       $17.90            (350)      $21.34          (1,813)      $20.42
Cancelled                             (301)       $33.69            (159)      $35.12            (343)      $25.66
Teledyne and Water
   Pik spin-offs                      (646)       $39.19              --       $   --              --       $   --
Spin-off modification                  391        $   --              --       $   --              --       $   --
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year             4,870        $29.66           3,578       $38.46           2,366       $30.36
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year           1,396        $33.57           1,229       $29.14             994       $24.94
------------------------------------------------------------------------------------------------------------------------------------

       In the spin-offs of Teledyne and Water Pik, options to purchase Company stock that were held by employees of those two companies were converted into options to purchase Teledyne or Water Pik common stock, respectively. The number and exercise price of the other outstanding Company options were adjusted so that the "intrinsic value" of the options (that is, the difference between the market value of the stock that would be acquired on exercise of the options and the exercise price of the options) before the spin-offs would be equivalent to the intrinsic value of the options immediately after the spin-offs.

       Exercise prices for options outstanding as of December 31, 1999, as adjusted, ranged from $15.01 to $49.84. The weighted-average remaining contractual life of those options is 8.3 years.

       Compensation expense related to the various stock-based plans was $23.1 million in 1999, $10.6 million in 1998 and $13.2 million in 1997.

STOCKHOLDERS' RIGHTS PLAN

On March 12, 1998, the Company's Board of Directors unanimously adopted a stockholder rights plan under which preferred share purchase rights were distributed as a dividend on shares of Allegheny Technologies common stock.

       The rights will be exercisable only if a person or group acquires 15 percent or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15 percent or more of the common stock. Each right will entitle stockholders to then buy two one-hundredths of a share of a series of junior participating preferred stock at an exercise price of $100.

       The dividend distribution was made on March 23, 1998, payable to stockholders of record on that date. The rights will expire on March 12, 2008, subject to earlier redemption or exchange by Allegheny Technologies as described in the plan.

NOTE 9.
INCOME TAXES--

Provision for income taxes from continuing operations was as follows:

(In millions)                                                                     1999             1998               1997
--------------------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                       $24.1            $72.1             $100.1
   State                                                                           4.3              8.6               17.9
   Foreign                                                                         9.3             10.2                9.7
--------------------------------------------------------------------------------------------------------------------------------
      Total                                                                       37.7             90.9              127.7
--------------------------------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                                        24.1              2.5                1.5
   State                                                                           1.4              0.4                4.5
   Foreign                                                                          --              1.0                0.4
--------------------------------------------------------------------------------------------------------------------------------
      Total                                                                       25.5              3.9                6.4
--------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                       $63.2            $94.8             $134.1
--------------------------------------------------------------------------------------------------------------------------------

       In general, the Company is responsible for filing consolidated U.S. federal and consolidated, combined, unitary or separate state income tax returns, which would include the results of operations from the spun-off companies through the date of the spin-offs, and for paying the taxes relating to such returns including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. Income taxes paid for continuing and discontinued operations were $136.3 million, $142.3 million and $131.1 million in 1999, 1998 and 1997, respectively.

       Income from continuing operations before income taxes and extraordinary gains included income from domestic operations of $153.5 million in 1999, $220.4 million in 1998 and $361.2 million in 1997.

       The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate for continuing operations:

                                                                                 1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Federal tax rate                                                                 35.0%            35.0%              35.0%
State and local income taxes, net of federal tax benefit                          2.8%             3.2%               4.3%
Capitalization of merger and restructuring costs                                   --%             1.1%                --%
Other                                                                            (1.5)%           (1.3)%             (2.5)%
------------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                        36.3%            38.0%              36.8%
------------------------------------------------------------------------------------------------------------------------------------

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

(In millions)                                                                                      1999               1998
-------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
   Postretirement benefits other than pensions                                                   $213.0             $215.1
   Deferred compensation and other benefit plans                                                   27.3               30.3
   Environmental reserves                                                                          16.4               15.2
   Vacation accruals                                                                               12.8               13.3
   Self-insurance reserves                                                                         12.0                6.5
   Other items                                                                                     74.2               64.1
-------------------------------------------------------------------------------------------------------------------------------
Total deferred income tax assets                                                                  355.7              344.5
-------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
   Pension asset                                                                                  187.7              169.7
   Bases of property, plant and equipment                                                         142.1              119.8
   Inventory valuation                                                                             11.2                2.1
   Other items                                                                                     55.2               57.5
-------------------------------------------------------------------------------------------------------------------------------
Total deferred income tax liabilities                                                             396.2              349.1
-------------------------------------------------------------------------------------------------------------------------------
Net deferred income tax liability                                                                $ 40.5             $  4.6
-------------------------------------------------------------------------------------------------------------------------------

NOTE 10.
PENSION PLANS AND OTHER POSTEMPLOYMENT BENEFITS--

The Company has defined benefit pension plans and defined contribution plans covering substantially all employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

       The Company also sponsors several defined benefit postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date, thereby creating a defined contribution.

       Certain pension plan assets and projected benefit obligations for pension and other postretirement benefits were transferred to Teledyne as part of the spin-off transaction. Income and expense amounts and accrued benefit costs pertaining to Teledyne have been excluded from all periods presented in this footnote.

       Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

                                                                             EXPENSE (INCOME)
------------------------------------------------------------------------------------------------------------------------------------
                                                             PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
(In millions)                                          1999        1998       1997        1999        1998       1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year     $ (23.6)    $  24.6    $ (23.8)      $  8.2      $  8.5      $ 7.5
Interest cost on benefits earned in prior years      114.2       109.6      110.9         44.7        42.8       41.8
Expected return on plan assets                      (212.3)     (198.4)    (179.3)       (15.3)      (12.8)      (8.4)
Amortization of prior service cost                    13.7        10.3        9.0         (3.2)       (1.9)      (2.0)
Amortization of unrecognized transition asset        (24.1)      (24.1)     (24.1)          --          --         --
Amortization of net actuarial (gain) loss            (11.7)       (1.6)       0.3          1.8         1.6        1.6
Recognition of curtailment gain                         --          --         --           --        (2.4)        --
------------------------------------------------------------------------------------------------------------------------------------
Total benefit (income) expense                     $ (96.6)    $ (79.6)   $ (59.4)      $ 36.2      $ 35.8      $40.5
------------------------------------------------------------------------------------------------------------------------------------

       In addition, the Company recorded a $1.8 million curtailment gain in 1999 as part of the extraordinary gains on sales of operations resulting from the sale of Ryan Aeronautical. The Company also recorded charges of $17.0 million in 1998 resulting from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in the 1998 third quarter.

       Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

                                                             PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
                                                       1999        1998       1997        1999        1998       1997
------------------------------------------------------------------------------------------------------------------------------------
Discount rate                                          7.0%        7.0%      7.25%        7.0%        7.0%      7.25%
Rate of increase in future compensation levels      3%-4.5%     3%-4.5%    3%-4.5%         --%         --%        --%
Expected long-term rate of return on assets            9.0%        9.0%       9.0%      9%-15%      9%-15%     9%-15%
------------------------------------------------------------------------------------------------------------------------------------

       A discount rate of 7.0% at both December 31, 1999 and 1998 was used for the valuation of pension and postretirement obligations.

The prepaid (accrued) benefit cost at December 31, 1999 and 1998 was as follows:

(In millions)                                                PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
                                                              1999            1998               1999            1998
------------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                   $1,664.9        $1,611.0            $ 675.7         $ 643.2
Service cost                                                  23.6            24.6                8.2             8.5
Interest cost                                                114.2           109.6               44.7            42.8
Benefits paid                                               (149.5)         (205.0)             (39.4)          (39.7)
Special termination benefits                                    --            15.0                 --             2.0
Net actuarial (gains) losses                                 (25.9)          109.7              (27.0)           18.9
------------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                          1,627.3         1,664.9              662.2           675.7
------------------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year             2,418.1         2,264.8              104.6            79.6
Actual return on plan assets                                 370.2           394.4               19.1            25.0
Section 420 transfer                                         (37.3)          (37.4)                --              --
Benefits paid                                               (148.1)         (203.7)                --              --
------------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                   2,602.9         2,418.1              123.7           104.6
------------------------------------------------------------------------------------------------------------------------------------
Funded status of the plan                                    975.6           753.2             (538.5)         (571.1)
Unrecognized net actuarial (gain) loss                      (543.8)         (323.0)              33.6            33.1
Unrecognized transition asset                                (59.0)          (83.1)                --              --
Unrecognized prior service cost                              101.0            73.3              (39.9)          (11.6)
------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                            $  473.8        $  420.4            $(544.8)        $(549.6)
------------------------------------------------------------------------------------------------------------------------------------


       Amounts recognized in the balance sheet consist of:

(In millions)                                                PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------------------------------
                                                              1999            1998              1999)           1998)
------------------------------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                        $503.7          $436.8           $    --          $    --
Accrued postretirement benefits                                 --              --            (544.8)          (549.6)
Other long-term liabilities                                  (29.9)          (16.4)               --               --
------------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                       $473.8          $420.4           $(544.8)         $(549.6)
------------------------------------------------------------------------------------------------------------------------------------

       The plan assets for the pension plan at December 31, 1999 and 1998 included 1.3 million and 0.8 million shares, respectively, of Allegheny Technologies common stock with a fair value of $29.2 million and $33.8 million, respectively. Dividends of $1.3 million and $0.2 million were received by the plan in 1999 and 1998, respectively, on the Allegheny Technologies common shares held by the plan. In addition, the plan assets for the pension plan at December 31, 1999 included 0.3 million shares of Teledyne common stock with a fair value of $3.5 million and 0.1 million shares of Water Pik common stock with a fair value of $1.2 million. There were no dividends received by the plan on either Teledyne or Water Pik common stock in 1999.

       At the end of 1999, approximately 76 percent of the plan assets for the postretirement benefit plans were invested in marketable securities and 24 percent in limited partnership funds. The Company's Chairman serves on the advisory boards of certain of the limited partnership funds.

       Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

       Pension costs for defined contribution plans were $15.1 million in 1999, $15.9 million in 1998 and $14.0 million in 1997.

       Oremet contributes on behalf of its union employees to a pension plan which is administered by the USWA and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $1.3 million in 1999, $1.4 million in 1998 and $1.5 million in 1997.

       The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 7.5 percent in 2000 and was assumed to decrease to 5.0 percent in the year 2005 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                                       One Percentage      One Percentage
(In millions)                                                                          Point Increase      Point Decrease
------------------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components for the year
   ended December 31, 1999                                                                      $ 7.9             $ (1.8)

Effect on postretirement benefit obligation at December 31, 1999                                $81.8             $(68.3)
------------------------------------------------------------------------------------------------------------------------------------

       Cash from excess pension assets of $37.3 million in 1999, $37.4 million in 1998 and $31.9 million in 1997 was transferred pre-tax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.

       The Company intends to make transfers of excess pension assets to the extent and for each year permitted under Section 420 of the Internal Revenue Code. Under the assumptions set forth above and assuming that the expiration date of Section 420 of the Internal Revenue Code, which currently is 2005, is deferred, the present value of excess pension assets available for transfer under Section 420 is sufficient to fund more than 75 percent of the present value of the accumulated postretirement benefit cost of the Company as a whole including those attributable to each of its subsidiaries.

NOTE 11.
ACQUISITIONS AND DIVESTITURES--

In the 1999 fourth quarter, the Company acquired the Washington, PA plant of Lukens' Washington Steel Division from Bethlehem Steel Corporation ("Bethlehem") for $20.5 million in cash. The plant had been idle since April 1999 and was formerly used to cold roll and finish stainless steel sheet and strip. The plant's Sendzimir mills and anneal and pickle lines provide incremental capacity to help the Company meet strong demand for stainless steel sheet and strip. Production at this plant began in the 2000 first quarter.

       In the 1998 fourth quarter, the Company acquired melting and hot rolling facilities in Houston, PA and a wide anneal and pickle line in Massillon, OH from Bethlehem and entered into a 20-year conversion agreement with Bethlehem to provide for melting, casting and rolling of the Company's wide stainless steel plate products and nickel-based alloys for $175 million, which included $105 million in cash and $70 million in a promissory note which was subsequently paid in 1999.

       In March 1998, the Company acquired the stock of Oremet, an integrated producer and distributor of titanium sponge, ingot, mill products and castings in exchange for Company stock. See also Note 3.

       In February 1998, the Company acquired assets in the United Kingdom, for approximately $110 million in an all-cash transaction, that provide significant support to the Company's high performance metals businesses, and enhance service to customers by improving the sales and distribution network for the Company's nickel-based alloys, specialty steels and titanium products in Europe. The acquisition also provides additional vacuum melting, vacuum consumable remelting, electroslag remelting, and forging capacity.

       During 1999, as part of its strategic transformation, the Company completed the sale of its unmanned aerial vehicle and its pyrotechnic components and systems businesses, known as Ryan Aeronautical and McCormick Selph Ordnance Unit, respectively. In addition, the Company sold its pressure relief valve, vehicle control valve, nitrogen gas springs, consumer drinkware, construction and mining equipment and material handling businesses. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of these businesses. The pretax proceeds from these sales totaled approximately $370 million.

       In 1997, the Company sold businesses which manufactured collapsible metal and laminate packaging tubes, thread cutting and rolling machines, electric heating elements, metal dies and plastic compression molds and welded stainless steel tubular products, and operated job training centers for the U.S. government. In addition, the Company sold its equity interest in Nitinol Development Corporation. The pretax gain recognized on the sales of these non-strategic businesses was $35.4 million. The pretax proceeds from these sales totaled approximately $77 million in 1997.

       All sold businesses have been classified as discontinued operations.

NOTE 12.
BUSINESS SEGMENTS--

Allegheny Technologies is one of the largest and most diversified producers of specialty materials in the world. It operates in three business segments:
Flat-Rolled Products, High Performance Metals and Industrial Products.

       The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and super-alloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum and the Company's 60% interest in the Chinese joint venture company known as Shanghai Precision Stainless Steel Company Limited, which began limited commercial production in 1999.

       The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire and coil forms and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd, Wah Chang, Titanium Industries and Rome Metals.

       The Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces large grey and ductile iron castings and carbon, alloy steel and non-ferrous forgings. The companies in this segment are Metalworking Products, Casting Service and Portland Forge.


       Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

       Information on the Company's business segments was as follows:

(In millions)                                                                      1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Total sales:
   Flat-Rolled Products                                                        $1,314.5         $1,226.0           $1,322.9
   High Performance Metals                                                        805.9            913.7              926.3
   Industrial Products                                                            276.7            349.0              349.9
------------------------------------------------------------------------------------------------------------------------------------
   Total sales                                                                  2,397.1          2,488.7            2,599.1

Intersegment sales:
   Flat-Rolled Products                                                            25.7             41.7               37.4
   High Performance Metals                                                         75.3             44.6               60.8
------------------------------------------------------------------------------------------------------------------------------------
   Total intersegment sales                                                       101.0             86.3               98.2

Sales to external customers:
   Flat-Rolled Products                                                         1,288.8          1,184.3            1,285.5
   High Performance Metals                                                        730.6            869.1              865.5
   Industrial Products                                                            276.7            349.0              349.9
------------------------------------------------------------------------------------------------------------------------------------
   Total sales to external customers                                           $2,296.1         $2,402.4           $2,500.9
------------------------------------------------------------------------------------------------------------------------------------

       The Company's backlog of confirmed orders was approximately $595.8 million at December 31, 1999 and $697.2 million at December 31, 1998.

       Total international sales were $448.2 million in 1999, $447.1 million in 1998 and $391.6 million in 1997. Of these amounts, sales by operations in the United States to customers in other countries were $294.7 million in 1999, $273.7 million in 1998 and $294.9 million in 1997.

(In millions)                                                                      1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Operating profit:
   Flat-Rolled Products                                                          $ 80.4           $121.5             $139.6
   High Performance Metals                                                         91.8            160.8              181.2
   Industrial Products                                                             12.2             35.8               42.9
------------------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                            184.4            318.1              363.7
Corporate expenses                                                                (38.9)           (36.5)             (40.4)
Interest expense, net                                                             (25.9)           (19.4)             (16.9)
Transformation, merger and restructuring costs, gains on asset
   sales and other                                                                 (5.8)           (56.2)              39.2
Excess pension income                                                              60.4             43.8               18.9
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
   income taxes and extraordinary gains                                          $174.2           $249.8             $364.5
------------------------------------------------------------------------------------------------------------------------------------

       Included in transformation, merger and restructuring costs, gains on asset sales and other are charges in 1999 associated with adjusting employee benefit plans as a result of the spin-offs in 1999 partially offset by a $7.2 million reversal of restructuring costs accrued in 1998 related to workforce reductions which were implemented at less than expected costs; and charges of $19.1 million in 1998 and $12.0 million in 1997 for severance, financial advisory, legal, accounting, and other costs associated with the acquisition of Oremet in 1998 and the combination of Allegheny Ludlum and Teledyne, Inc. in 1996. The Company also recorded charges of $19.3 million in 1998 resulting primarily from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in the 1998 third quarter. Costs associated with exiting certain product lines in the 1998 third quarter and asset impairments resulting from new capital expenditure programs coming on-line resulted in a charge of $29.4 million. Sales and operating results for the exited product lines were not financially material.

       In addition, gains were recognized in 1997 of $27.6 million on the sale of the Company's investment in Semtech Corporation common stock and $17.3 million on the sale of the Company's investment in Nitinol Development Corporation. Charges in 1997 included $5.3 million to write off the Company's investment in a research and development venture and $6.8 million to settle certain U.S. Government contracting matters relating to former business units.

       Excess pension income represents the amount of pension income in excess of amounts allocated to business segments to offset pension and other postretirement benefit expenses.

(In millions)                                                                      1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
   Flat-Rolled Products                                                        $   60.5         $   49.9           $   52.8
   High Performance Metals                                                         24.5             22.1               16.7
   Industrial Products                                                              8.3              7.6                9.1
   Corporate                                                                        2.0              2.5                5.7
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $   95.3         $   82.1           $   84.3
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures:
   Flat-Rolled Products                                                        $   42.7         $   58.7           $   30.5
   High Performance Metals                                                         12.1             61.0               43.3
   Industrial Products                                                             18.8             18.8               15.1
   Corporate                                                                        0.5              0.4                2.5
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $   74.1         $  138.9           $   91.4
------------------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
   Flat-Rolled Products                                                        $1,270.9         $1,159.2           $1,024.6
   High Performance Metals                                                        594.3            646.8              563.3
   Industrial Products                                                            160.7            160.2              163.2
   Corporate:
      Pension asset                                                               503.7            436.8              400.7
      Other                                                                       221.0            242.0              189.2
   Net assets of discontinued operations                                             --            298.5              297.5
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $2,750.6         $2,943.5           $2,638.5
------------------------------------------------------------------------------------------------------------------------------------

NOTE 13.
SUMMARIZED FINANCIAL INFORMATION OF ALLEGHENY LUDLUM CORPORATION--

Summarized financial information for Allegheny Ludlum Corporation, a Pennsylvania corporation, is presented below:

BALANCE SHEETS:
                                                                                                         December 31,
------------------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                                       1999               1998
------------------------------------------------------------------------------------------------------------------------------------
Current assets                                                                                  $  530.3           $  403.2
Non-current assets                                                                               1,178.8            1,220.7
Current liabilities                                                                                180.7              164.4
Non-current liabilities                                                                            892.7              599.6
------------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS:
(In millions)                                                                      1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                          $1,162.3         $1,072.2           $1,194.9
Gross profit                                                                      102.8            145.7              168.9
Net income                                                                         37.2             52.0               77.7
------------------------------------------------------------------------------------------------------------------------------------

       In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum Corporation were merged with the overfunded defined benefit pension plans of Teledyne, Inc. and Allegheny Technologies became the plan sponsor. As a result, the summarized balance sheet information presented for Allegheny Ludlum Corporation does not include the Allegheny Technologies net prepaid pension asset or the related deferred taxes. Solely for purposes of this presentation, pension income has been allocated to Allegheny Ludlum Corporation to offset pension and postretirement expenses which may be funded with pension assets. This allocated pension income has not been recorded in the financial statements of Allegheny Ludlum Corporation. Additionally, management and royalty fees charged to Allegheny Ludlum Corporation by other Allegheny Technologies companies have been excluded above solely for purposes of this presentation.

NOTE 14.
EARNINGS PER SHARE--

The following table sets forth the computation of basic and diluted net income per common share:

(In millions except per share amounts)

Years ended December 31,                                                           1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Numerator:
   Income from continuing operations before extraordinary gains                  $111.0           $155.0             $230.4
   Income from discontinued operations                                             59.6             86.2               98.4
   Extraordinary gains on sales of operations                                     129.6               --                 --
------------------------------------------------------------------------------------------------------------------------------------
   Numerator for basic and diluted net income per common share -
      Net income                                                                 $300.2           $241.2             $328.8
------------------------------------------------------------------------------------------------------------------------------------
Denominator:
   Weighted average shares                                                         95.3             98.2               98.2
   Contingent issuable stock                                                        0.1              0.2                0.1
------------------------------------------------------------------------------------------------------------------------------------
   Denominator for basic net income per common share                               95.4             98.4               98.3
   Effect of dilutive securities:
      Employee stock options                                                        0.5              0.8                1.8
------------------------------------------------------------------------------------------------------------------------------------
   Dilutive potential common shares                                                 0.5              0.8                1.8
   Denominator for diluted net income per
      common share - adjusted weighted
      average shares and assumed conversions                                       95.9             99.2              100.1
------------------------------------------------------------------------------------------------------------------------------------

Years ended December 31,                                                           1999             1998               1997
------------------------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income from continuing operations before extraordinary gains                   $1.17            $1.57              $2.34
   Income from discontinued operations                                             0.62             0.88               1.00
   Extraordinary gains on sales of operations                                      1.36               --                 --
------------------------------------------------------------------------------------------------------------------------------------
Basic net income per common share                                                 $3.15            $2.45              $3.34
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income from continuing operations before extraordinary gains                   $1.16            $1.56              $2.30
   Income from discontinued operations                                             0.62             0.87               0.98
   Extraordinary gains on sales of operations                                      1.35               --                 --
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share                                               $3.13            $2.43              $3.28
------------------------------------------------------------------------------------------------------------------------------------

       For additional disclosures regarding the employee stock options, see
Note 8.

       Weighted average shares issuable upon the exercise of stock options which were not included in the calculation were 2.3 million in 1999 and 1.2 million in 1998 because they were antidilutive.

NOTE 15.
COMMITMENTS AND CONTINGENCIES--

Rental expense under operating leases was $24.1 million in 1999, $22.0 million in 1998 and $16.5 million in 1997. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 1999, were as follows: $7.5 million in 2000, $6.2 million in 2001, $4.9 million in 2002, $4.5 million in 2003, $3.9 million in 2004 and $12.9 million thereafter.

       The Company is subject to various domestic and international environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws.

       In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or results of operation. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

       At December 31, 1999, the Company's reserves for environmental remediation obligations totaled approximately $58.1 million, of which approximately $15.6 million were included in other current liabilities. The reserve includes estimated probable future costs of $22.8 million for federal Superfund and comparable state-managed sites; $3.9 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $18.4 million for owned or controlled sites at which Company operations have been discontinued; and $13.0 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from its insurance carriers and from third parties other than participating potentially responsible parties.

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

       Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, principally related to the former operations of Teledyne, Inc., including claims based on business practices and cost classifications and actions under the False Claims Act. Although such claims are generally resolved by detailed fact-finding and negotiation, on those occasions when they are not so resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations. Given the limited extent of the Company's business with the U.S. Government, the Company believes that a suspension or debarment of the Company would not have a material adverse effect on the future operating results and consolidated financial condition of the Company. Although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

       The Company learns from time to time that it has been named as a defendant in civil actions filed under seal pursuant to the False Claims Act, principally related to the former operations of Teledyne, Inc. Generally, since such cases are under seal, the Company does not in all cases possess sufficient information to determine whether the Company could sustain a material loss in connection with such cases, or to reasonably estimate the amount of any loss attributable to such cases.

       In the spin-offs of Teledyne and Water Pik, completed in November 1999, the new companies agreed to assume and to defend and hold the Company harmless against all liabilities (other than certain income tax liabilities) associated with the historical operations of their businesses, including all government contracting, environmental, product liability and other claims and demands, whenever any such claims or demands might arise or be made. If the new companies were unable or otherwise fail to satisfy these assumed liabilities, the Company could be required to satisfy them, which could have a material adverse effect on the Company's results of operations and financial condition.

       In connection with the spin-offs of Teledyne and Water Pik, the Company received a tax ruling from the Internal Revenue Service stating that the spin-offs will be tax-free to the Company and the Company's stockholders. While the tax ruling relating to the qualification of the spin-offs as tax-free distributions within the meaning of the Internal Revenue Code generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and uncertainties that, among other things, require the new companies to take or refrain from taking certain actions. If a spin-off were not to qualify as a tax-free distribution within the meaning of the Internal Revenue Code, the Company would recognize taxable gain generally equal to the amount by which the fair market value of the common stock distributed to the Company's stockholders in the spin-off exceeded the Company's basis in the new company's assets. In addition, the distribution of the new company's common stock to Company stockholders would generally be treated as taxable to the Company's stockholders in an amount equal to the fair market value of the common stock they received. If a spin-off qualified as a distribution within the meaning of the Internal Revenue Code but was disqualified as tax-free to the Company because of certain post-spin-off circumstances, the Company would recognize taxable gain as described in the preceding sentence, but the distribution of the new company's common stock to the Company's stockholders in the spin-off would generally be tax-free to each Company stockholder. In the spin-offs, the new companies executed tax sharing and indemnification agreements in which each agreed to be responsible for any taxes imposed on and other amounts paid by the Company, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of the Internal Revenue Code if the failure or disqualification is caused by post-spin-off actions by or with respect to that company or its stockholders. Potential liabilities under these agreements could exceed the respective new company's net worth by a substantial amount. If either or both of the spin-offs were not to qualify as tax-free distributions to the Company or its stockholders, and either or both of the new companies were unable or otherwise failed to satisfy the liabilities they assumed under the tax sharing and indemnification agreements, the Company could be required to satisfy them without full recourse against the new companies. This could have a material adverse effect on the Company's results of operations and financial condition.

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

NOTE 16.
QUARTERLY DATA (UNAUDITED)--

                                                                                     Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(In millions except share and per share amounts)               March 31         June 30     September 30        December 31
------------------------------------------------------------------------------------------------------------------------------------
1999 -
Sales                                                            $585.5          $572.7           $562.5             $575.4
Gross profit                                                      122.6           114.3             91.2               90.1
Income from continuing operations before
   extraordinary gain                                              40.4            36.6             20.9               13.1
Income from discontinued operations                                20.2            20.7             17.1                1.6
Extraordinary gains on sales of operations                           --              --            129.6                 --
Net income                                                         60.6            57.3            167.6               14.7
------------------------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income from continuing operations before
      extraordinary gains                                        $ 0.41          $ 0.38           $ 0.22             $ 0.14
   Income from discontinued operations                             0.21            0.22             0.18               0.02
   Extraordinary gains on sales of operations                        --              --             1.36                 --
Basic net income per common share                                $ 0.62          $ 0.60           $ 1.76             $ 0.16
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income from continuing operations before
      extraordinary gains                                        $ 0.41          $ 0.38           $ 0.21             $ 0.14
   Income from discontinued operations                             0.21            0.21             0.18               0.02
   Extraordinary gains on sales of operations                        --              --             1.36                 --
Diluted net income per common share                              $ 0.62          $ 0.59           $ 1.75             $ 0.16
------------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                   97,117,966      96,062,774       95,160,827         92,848,915
------------------------------------------------------------------------------------------------------------------------------------
1998 -
Sales                                                            $636.7          $621.6           $567.8             $576.3
Gross profit                                                      137.8           150.2            124.3              158.4
Income from continuing operations                                  12.0            52.7             45.5               44.8
Income from discontinued operations                                14.9            22.8             20.0               28.5
Net income                                                         26.9            75.5             65.5               73.3
------------------------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income from continuing operations                             $ 0.12          $ 0.54           $ 0.46             $ 0.46
   Income from discontinued operations                             0.15            0.23             0.20               0.29
Basic net income per common share                                $ 0.27          $ 0.77           $ 0.66             $ 0.75
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income from continuing operations                             $ 0.12          $ 0.53           $ 0.46             $ 0.45
   Income from discontinued operations                             0.15            0.23             0.20               0.29
Diluted net income per common share                              $ 0.27          $ 0.76           $ 0.66             $ 0.74
------------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                   98,060,221      98,342,692       98,508,992         98,018,157
------------------------------------------------------------------------------------------------------------------------------------

       At a stockholders' meeting held on November 11, 1999, the Company's stockholders approved a one-for-two reverse stock split of the Company's stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. All references to number of shares and per share amounts have been restated to reflect the reverse stock split.

       The 1999 first quarter included after-tax costs of $2.2 million associated with facilities start-up costs.

       The 1999 second and third quarters included $2.1 million and $2.2 million, respectively, in after-tax costs related to workforce reductions and facilities start-up costs.

       The 1999 fourth quarter included $7.8 million in after-tax costs associated with adjusting employee benefit plans as a result of the spin-offs and facilities start-up costs. These items were partially offset by the reversal of restructuring costs accrued in 1998 related to workforce reductions at less than expected costs and by a net gain from the sale of surplus real estate.

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

       The Company paid a cash dividend of $0.32 per share on its common stock in each of the 1999 and 1998 quarters.

COMMON STOCK PRICE

(Per quarter)

1999                                                           1st Qtr.        2nd Qtr.         3rd Qtr.           4th Qtr.
------------------------------------------------------------------------------------------------------------------------------------
Allegheny Technologies
   High                                                          $46 3/8         $48 3/8         $47 3/4             $34 7/8
   Low                                                           $37             $36 3/4         $31 3/4             $20 1/4
------------------------------------------------------------------------------------------------------------------------------------

1998                                                           1st Qtr.        2nd Qtr.         3rd Qtr.           4th Qtr.
------------------------------------------------------------------------------------------------------------------------------------
Allegheny Technologies
   High                                                        $59 1/8           $56              $45 7/8          $45 1/4
   Low                                                         $45 1/4           $38              $28              $33 3/8
Oremet (through March 24)
   High                                                        $37 7/8            --               --               --
   Low                                                         $28 1/2            --               --               --
------------------------------------------------------------------------------------------------------------------------------------

       On November 29, 1999, the Company distributed all of the common stock of Teledyne and Water Pik to Company stockholders of record as of November 22, 1999. As a result of the spin-offs, Teledyne and Water Pik became separate publicly-traded companies and the common stock of both companies trade on the New York Stock Exchange under the symbols "TDY" and "PIK", respectively. Stock prices on or before November 29, 1999 are not adjusted to reflect the spin-offs.

       Immediately following the spin-offs, the Company effected a one-for-two reverse split of its common stock and changed its name from Allegheny Teledyne Incorporated to Allegheny Technologies Incorporated and its symbol on the New York Stock Exchange from "ALT" to "ATI." Stock prices have been adjusted for all periods presented to reflect the one-for-two reverse stock split.

       On March 24, 1998, the Company acquired the stock of Oregon Metallurgical Corporation ("Oremet"). Oremet shareholders received 0.648 shares of Allegheny Technologies common stock for each of their Oremet common shares.

       As of December 31, 1999, there were approximately 7,200 record holders of Allegheny Technologies common stock.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Allegheny Technologies Incorporated and subsidiaries have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon Management's best estimates and judgments. Management has the primary responsibility for the information contained in the financial statements and in other sections of this Annual Report and for their integrity and objectivity.

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

/s/ T.A. Corcoran
-------------------------------------
T.A. Corcoran
President
and Chief Executive Officer

/s/ J. L. Murdy
-------------------------------------
J. L. Murdy
Executive Vice President,
Finance and Administration
and Chief Financial Officer

/s/ D. G. Reid
-------------------------------------
D. G. Reid
Vice President
Controller
and Chief Accounting Officer

SELECTED FINANCIAL DATA
For the Years Ended December 31,                            1999           1998          1997           1996           1995
------------------------------------------------------------------------------------------------------------------------------------
Volume:
   Flat-Rolled Products (tons)                           648,100        542,200       542,200        535,500        588,900
   High Performance Metals - nickel-based
      and specialty steel alloys (000's lbs.)             44,723         44,182        28,546         28,731         27,045
   High Performance Metals - titanium
      mill products (000's lbs.)                          22,565         24,739        29,872         27,113         20,795
   High Performance Metals - zirconium
      and related alloys (000's lbs.)                      4,389          5,265         5,317          3,607          4,226
------------------------------------------------------------------------------------------------------------------------------------
Average Prices:
   Flat-Rolled Products (per ton)                       $  1,988       $  2,184      $  2,371       $  2,524       $  2,671
   High Performance Metals - nickel-based
      and specialty steel alloys (per lb.)              $   5.90       $   7.33      $   8.45       $   7.28       $   6.52
   High Performance Metals - titanium
      mill products (per lb.)                           $  11.80       $  14.03      $  14.03       $  12.45       $  10.15
   High Performance Metals - zirconium
      and related alloys (per lb.)                      $  31.28       $  27.71      $  25.18       $  30.04       $  27.23
------------------------------------------------------------------------------------------------------------------------------------
(In millions except per share amounts)

Sales:
   Flat-Rolled Products                                 $1,288.8       $1,184.3      $1,285.5       $1,351.5       $1,572.7
   High Performance Metals                                 730.6          869.1         865.5          722.1          555.7
   Industrial Products                                     276.7          349.0         349.9          344.7          297.4
Sales                                                   $2,296.1       $2,402.4      $2,500.9       $2,418.3       $2,425.8
------------------------------------------------------------------------------------------------------------------------------------
Operating profit:
   Flat-Rolled Products                                 $   80.4       $  121.5      $  139.6       $  175.8       $  245.6
   High Performance Metals                                  91.8          160.8         181.2          121.8           24.3
   Industrial Products                                      12.2           35.8          42.9           29.0           24.1
Operating profit                                        $  184.4       $  318.1      $  363.7       $  326.6       $  294.0
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before extraordinary items                           $  111.0       $  155.0      $  230.4       $  135.3       $  142.1
Income from discontinued operations                         59.6           86.2          98.4          113.5          132.2
Extraordinary gains on sales of operations                 129.6             --            --             --             --
Extraordinary loss on redemption of debt                      --             --            --          (13.5)          (2.9)
Net income                                              $  300.2       $  241.2      $  328.8       $  235.3       $  271.4
------------------------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
Income from continuing operations
   before extraordinary items                           $   1.17       $   1.57      $   2.34       $   1.39       $   1.47
Income from discontinued operations                         0.62           0.88          1.00           1.19           1.39
Extraordinary gains on sales of operations                  1.36             --            --             --             --
Extraordinary loss on redemption of debt                      --             --            --          (0.14)         (0.03)
Basic net income per common share                       $   3.15       $   2.45      $   3.34       $   2.44       $   2.83
------------------------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
Income from continuing operations
   before extraordinary items                           $   1.16       $   1.56      $   2.30       $   1.37       $   1.42
Income from discontinued operations                         0.62           0.87          0.98           1.16           1.34
Extraordinary gains on sales of operations                  1.35             --            --             --             --
Extraordinary loss on redemption of debt                      --             --            --          (0.14)         (0.03)
Diluted net income per common share                     $   3.13       $   2.43      $   3.28       $   2.39       $   2.73
------------------------------------------------------------------------------------------------------------------------------------

(In millions except per share amounts)

For the Years Ended December 31,                           1999           1998          1997           1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Dividends declared:
   Allegheny Technologies                               $   1.28       $   1.28      $   1.28       $   0.32       $     --
   Allegheny Ludlum Corporation                         $     --       $     --      $     --       $   0.84       $   0.98
   Teledyne, Inc.                                       $     --       $     --      $     --       $   1.04       $   1.04
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                         $  493.5       $  574.9      $  679.1       $  612.9       $  516.5
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                            $2,750.6       $2,943.5      $2,638.5       $2,648.2       $2,509.9
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                          $  200.3       $  430.6      $  313.6       $  429.2       $  569.4
------------------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                              $     --       $     --      $     --       $     --       $   33.1
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                    $1,200.2       $1,339.9      $1,244.6       $1,075.4       $  851.7
------------------------------------------------------------------------------------------------------------------------------------

At a stockholders' meeting held on November 11, 1999, the Company's stockholders approved a one-for-two reverse stock split of the Company's stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. All references to number of shares and per share amounts have been restated to reflect the reverse stock split.

       The historical selected financial data reflects the results of Allegheny Technologies and Oremet as if they had been combined for all periods presented.

       In 1999, the Company completed a strategic transformation in which it spun-off Teledyne and Water Pik and sold certain businesses. The results of the companies spun-off and companies sold are reflected as discontinued operations for all periods presented. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of businesses in 1999.

       Net income included after-tax gains of $34.1 million on the divestitures of certain non-strategic businesses and the sale of investments in 1997, $37.6 million on the sale of Teledyne, Inc.'s defense vehicle business and surplus California real estate in 1996 and $30.3 million on the sale of Teledyne, Inc.'s defense electronic systems business in 1995.

       Net income was adversely affected by after-tax merger and restructuring charges of $45.8 million in 1998, $7.6 million in 1997, $42.9 million in 1996 and $3.9 million in 1995. The 1996 and 1995 amounts also include Teledyne, Inc.'s proxy contest charges.

       Results of operations included after-tax charges of $4.1 million in 1997 and $4.7 million in 1996 related to the settlement by Teledyne, Inc. of certain legal matters with the U.S. Government.

       Teledyne, Inc. dividends declared included $0.16 per equivalent share in 1996 and $0.62 per equivalent share in 1995 paid in face amount of Teledyne, Inc.'s Series E Cumulative Preferred Stock. The Teledyne, Inc. Series E Cumulative Preferred Stock was redeemed for cash in 1996.

       In August 1996, Allegheny Ludlum Corporation and Teledyne, Inc. combined to form Allegheny Technologies, which was formerly known as Allegheny Teledyne Incorporated.