Form 10-K405, Exhibit 13
period 2000-12-31
ALLEGHENY TECHNOLOGIES INC
filed 2001-03-14
CIK 1018963

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

       Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements. Actual results or performance could differ materially from those encompassed within such forward looking statements as a result of various factors, including those described below.


Financial Highlights

During 2000, the Company continued to build upon its operational and financial strengths.

       - Sales from continuing operations improved to $2.46 billion during 2000 from $2.30 billion during 1999 due to increased revenues across all business segments.

       - Income from continuing operations increased 19 percent, or $21.5 million, to $132.5 million during 2000.

       - Return on stockholders' equity and return on average capital employed remained strong at 13.2 percent and 10.3 percent, respectively, before gains on disposal of assets, restructuring charges, discontinued operations and other special items.

       - The Company continued to achieve strong cash flow. Cash flow from operating activities increased 32 percent to $135.5 million in 2000.

       - The Company's emphasis on cost reductions continued. It achieved total cost savings from operations of approximately $92 million in 2000.

       - Corporate expenses declined 21 percent in 2000 to $30.6 million due to continued cost controls, including 20 percent fewer headquarter employees.

       - The Company repurchased 11.1 million shares of its common stock at a cost of $221.0 million, reducing its outstanding shares by 11 percent.

       - In 2000, pension income improved and exceeded other post-retirement benefits expense by $99.9 million due to higher pension assets as a result of strong investment performance during 1999 and reduced post-retirement benefit liabilities.

       - The Company utilized $40.1 million of excess pension assets in 2000 to pay for retiree medical expenses. The Company's defined benefit pension plan is fully funded with assets significantly in excess of the projected benefit obligation.

       - In safety, the Company's OSHA Total Recordable Incident Rate improved by 30 percent and the Lost Workday Case Rate improved by 33 percent compared to 1999. This performance exceeded the Company's 25 percent safety improvement target established for 2000.

       Looking ahead to the first quarter 2001, while the Company has been encouraged by Federal Reserve Board actions during December 2000 and January 2001, at the time this report is filed, the Company is concerned about continuing volatile energy costs and current market conditions in the stainless steel business. The diversification of the Company's products, the strength in certain global markets, notably aerospace, power generation, and oil and gas, and price increases and energy surcharges for certain of the Company's products combined with the Company's continued aggressive cost reductions, should provide a greater impact on the Company's financial performance during the balance of 2001.

       The Company remains in a strong financial position with excellent cash flow. Strong cash flow enables Allegheny Technologies to continue to pay our attractive dividend and make strategic investments that enhance our growth and cost reduction initiatives, while maintaining a strong balance sheet. In addition, the Company remains in a very strong operating position with diverse products serving growing global markets, technology leadership, and highly skilled and experienced people focused on serving our broad customer base.


Results of Operations

The Company's sales were $2.46 billion in 2000, $2.30 billion in 1999 and $2.40 billion in 1998. International sales represented approximately 18 percent of sales in 2000, 20 percent of sales in 1999 and 19 percent of sales in 1998. During 1999, the Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of businesses in 1999. The results of companies spun-off and sold are reflected as discontinued operations for all periods presented.

       Allegheny Technologies operates in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products.

       Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

       Information with respect to the Company's business segments is presented separately below and in Note 10 of the Notes to Consolidated Financial Statements. Certain amounts for 1999 and 1998 have been reclassified to conform with the 2000 presentation.


                                                                             ATI
                                                                             ---

Flat-Rolled Products

(In millions)                                    2000     % Change     1999     % Change     1998
---------------------------------------------------------------------------------------------------
Sales to external customers                    $1,444.1     11.4%    $1,296.7      8.7%    $1,193.1
---------------------------------------------------------------------------------------------------
Operating profit                                  119.6     40.4%        85.2    (32.5)%      126.3
---------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales          8.3%                  6.6%                 10.6%
---------------------------------------------------------------------------------------------------
International sales as a percentage of sales       7.3%                  7.7%                  5.9%
---------------------------------------------------------------------------------------------------

       The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Rome Metals, and Allegheny Ludlum's 60% interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Company Limited ("STAL").

                             ALLEGHENY TECHNOLOGIES
                                  FLAT-ROLLED
                                PRODUCTS SHIPPED
                               (Thousands of Tons)

At the top left-hand corner of the page appears a bar graph with the title of "Allegheny Technologies Flat-Rolled Products Shipped (Thousands of Tons)". The bar graph provides the following data:

                                  [BAR CHART]

                                  YEAR
                                   96      536
                                   97      542
                                   98      538
                                   99      593
                                   00      606

Sales and operating profit for the Flat-Rolled Products segment increased 11.4 percent and 40.4 percent, respectively, in 2000 compared to 1999.

       Sales improved in 2000 compared to 1999 as a result of improved pricing and higher demand for stainless steel products during the first three quarters of the year. Shipments of finished flat-rolled products were 605,650 tons in 2000 compared to 592,550 tons in 1999.

                         CONTINUED GROWTH IS PROJECTED
                     STAINLESS STEEL CONSUMPTION BY REGION:
                            SHEET, STRIP, AND PLATE
                           (Thousands of Metric Tons)

At the right-hand margin of the page appears a bar graph with the title "Continued Growth is Projected... Stainless Steel Consumption By Region: Sheet, Strip and Plate (Thousands of Metric Tons)". Text also appears describing projected growth drivers for 2001-2005 as the Asian recovery and strong demand in North America and Western Europe. The bar graph provides the following data:


                                  [BAR CHART]

                    NORTH    WESTERN
          YEAR     AMERICA   EUROPE    JAPAN   CHINA   OTHER ASIA
          ----     -------   ------    -----   -----   ----------
          1995      1,839     3,185    1,710     608      1,895
          2000      2,228     4,263    1,332   1,711      2,518
          2005      2,572     5,539    1,472   2,710      3,239

Source: CRU International Ltd
2000 COMPARED TO 1999

       The average selling prices of finished flat-rolled products increased to $2,365 per ton in 2000 from $2,081 per ton in 1999. This increase was due primarily to the impact of revised raw materials surcharge base levels and an improved product mix. Higher margin product shipments (including strip, Precision Rolled Strip(R), super stainless steel, nickel alloy and titanium products) increased 13 percent in 2000.

                                U.S. PER CAPITA
                                 CONSUMPTION OF
                                STAINLESS STEEL
                           (Five-Year Averages, Lbs.)

At the left-hand side of the bottom of the page appears a bar graph with the title: "U.S. Per Capita Consumption of Stainless Steel (Five-Year Averages, Lbs.)". The bar graph provides the following data:

                                  [BAR CHART]

                                YEARS
                                81-85        10.4
                                86-90        12.1
                                91-95        14.5
                                96-00        18.2

Source: Specialty Steel Industry of North America.

       Operating profit increased 40.4 percent to $119.6 million in 2000 primarily due to revised raw material surcharge base levels and improved product mix towards higher margin products. Tight operating cost controls and cost reduction efforts continued in the segment. In the fourth quarter of 2000, Allegheny Ludlum announced a 10 percent salaried workforce reduction with estimated annual cost savings of $9.0 million, expected to take full effect in the third quarter of 2001.


                             NICKEL PRICE PER POUND
                    (Based on LME Cash Average for Quarter)

At the right-hand side of the bottom of the page a bar graph appears with the title "Nickel Price Per Pound (Based on LME Cash Average For Quarter)". The bar graph provides the following data:

                                  [BAR CHART]

                                YEAR
                                1999
                                Qtr 1      $2.10
                                Qtr 2      $2.38
                                Qtr 3      $2.90
                                Qtr 4      $3.53

                                2000
                                Qtr 1      $4.27
                                Qtr 2      $4.28
                                Qtr 3      $3.75
                                Qtr 4      $3.38


       The segment's operating profit was reduced by $7.0 million due to increased natural gas costs in the fourth quarter of 2000. As a result of the higher energy costs, natural gas surcharges may be applied to certain products beginning in February 2001. The Company's ability to maintain energy surcharges depends on market conditions, including pricing by foreign competitors.

       The STAL joint venture in Shanghai, China completed its first year of commercial production of precision rolled stainless steel strip in 2000.


1999 COMPARED TO 1998

Sales and operating profit for the segment increased 8.7 percent and decreased
32.5 percent, respectively, in 1999 compared to 1998.


ATI
---
 18

       Sales improved in 1999 compared to 1998 as a result of higher demand for stainless steel products combined with the utilization of new strategic assets acquired in 1998 and 1999. Shipments of finished flat-rolled products were 592,550 tons in 1999 compared to 537,800 tons in 1998.

       The average selling prices of finished flat-rolled products declined to $2,081 per ton in 1999 from $2,194 per ton in 1998 due primarily to product mix.

       Operating profit declined due primarily to the impact of the rapid and substantial increase in nickel costs, a key raw material in the manufacture of certain grades of stainless steel.


High Performance Metals

(In millions)                                   2000    % Change    1999    % Change    1998
---------------------------------------------------------------------------------------------
Sales to external customers                    $735.4      1.8%    $722.7    (16.0)%   $860.3
---------------------------------------------------------------------------------------------
Operating profit                                 66.5    (23.6)%     87.0    (44.2)%    156.0
---------------------------------------------------------------------------------------------
Operating profit as a percentage of sales        9.0%               12.0%               18.1%
---------------------------------------------------------------------------------------------
International sales as a percentage of sales    34.9%               36.7%               31.9%
---------------------------------------------------------------------------------------------

The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire and coil forms, seamless tube forms and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd (U.K.), Wah Chang, and Titanium Industries.


2000 COMPARED TO 1999

Sales for the High Performance Metals segment increased 1.8 percent in 2000 compared to 1999. The increased sales reflect increased demand for nickel-based superalloys and specialty steel alloys from growing markets for electrical power generation turbines and biomedical products, and improving conditions in aerospace and oil and gas markets. In addition, shipments were strong for niobium-titanium alloys for superconducting applications, nickel-titanium shape memory alloys for cellular phones, nickel-titanium super-elastic alloys for the medical industry, and hafnium alloys used in the production of superalloys for aerospace applications. However, shipments of zirconium alloy products were lower in 2000 as a result of weaknesses in the chemical processing and commercial nuclear markets. Shipments for titanium products improved despite overall weakness in industrial markets, including chemical processing, which adversely affected pricing.

                             ALLEGHENY TECHNOLOGIES
                           NICKEL-BASED AND SPECIALTY
                              STEEL ALLOYS SHIPPED
                              (Thousands of Lbs.)

At the right-hand side of the middle of the page appears a bar graph with the title "Allegheny Technologies Nickle-Based and Specialty Steel Alloys Shipped (Thousands of Lbs.)". The bar graph provides the following data:

                                  [BAR CHART]

                                YEAR
                                 96      28,731
                                 97      28,546
                                 98      44,182
                                 99      43,905
                                 00      46,612

       Operating profit decreased 23.6 percent in 2000 compared to 1999. Increased energy costs of $9.0 million in the fourth quarter, primarily at the Wah Chang operation in Oregon, contributed to the decline in operating profit. Operating profit was also adversely impacted by weaker results for zirconium and titanium and by higher operating costs at the Company's titanium sponge facility, which is to be idled in the first half of 2001. As a result of higher energy costs, the Company announced that Allvac is implementing natural gas surcharges that may be applied to certain products beginning in February 1, 2001. The natural gas surcharge excludes orders covered by contracts that contain alternative mechanisms to handle these additional charges. The Company's ability to maintain energy surcharges depends on market conditions, including pricing by foreign competitors. The Company is constructing an electrical power cogeneration system designed to significantly reduce energy costs at its Wah Chang operation in Oregon. The Company anticipates cost savings to begin from the project in the third quarter of 2001. Other cost reduction efforts continue throughout the segment.

                             ALLEGHENY TECHNOLOGIES
                                 TITANIUM MILL
                                PRODUCTS SHIPPED
                              (Thousands of Lbs.)

At the left-hand side of the middle of the page appears a bar graph with the title "Allegheny Technologies Titanium Mill Products Shipped (Thousands of Lbs.)". The graph provides the following information:

                                  [BAR CHART]

                                YEAR
                                 96      27,113
                                 97      29,872
                                 98      24,739
                                 99      22,792
                                 00      24,872


       The Company's Board of Directors has approved approximately $50.0 million in capital expenditures for 2001 designed to expand capabilities of the Allvac, Allvac Ltd and Wah Chang operations. These expenditures will focus on high growth, high value products, such as nickel-based and cobalt-based alloys and superalloys, premium titanium alloys, and high purity niobium alloys. The Company expects these projects to be completed during the first half of 2002.

                             ALLEGHENY TECHNOLOGIES
                             EXOTIC ALLOYS SHIPPED
                              (Thousands of Lbs.)

At the right-hand corner of the bottom of the page appears a bar graph with the title "Allegheny Technologies Exotic Alloys Shipped (Thousands of Lbs.)". The bar graph provides the following data:

                                  [BAR CHART]

                                YEAR
                                 96      3,292
                                 97      4,860
                                 98      4,690
                                 99      3,756
                                 00      3,781


1999 COMPARED TO 1998

Sales and operating profit for the segment decreased 16 percent and 44.2 percent, respectively, in 1999 compared to 1998. The decline in sales and operating profit resulted primarily from lower prices and lower volume for nickel-based alloys and superalloys and titanium products due to weak demand in aerospace and oil and gas markets. This weakness was partially offset by strong demand for nickel-based superalloys for large land-based power generation turbines and, in the 1999 fourth quarter, stronger demand for niobium for the medical industry and superconducting applications. The 1999 results also reflect start-up costs associated with the segment's electron beam melt facility and vacuum induction melt furnace.


                                                                             ATI
                                                                             ---

Industrial Products

(In millions)                                    2000    % Change    1999    % Change    1998
----------------------------------------------------------------------------------------------
Sales to external customers                     $280.9      1.5%    $276.7    (20.7)%   $349.0
----------------------------------------------------------------------------------------------
Operating profit                                  21.7     77.9%      12.2    (65.9)%     35.8
----------------------------------------------------------------------------------------------
Operating profit as a percentage of sales         7.7%                4.4%               10.3%
----------------------------------------------------------------------------------------------
International sales as a percentage of sales     28.4%               30.3%               29.2%
----------------------------------------------------------------------------------------------

       The Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces large grey and ductile iron castings and carbon, alloy steel and non-ferrous forgings. The companies in this segment are Metalworking Products, including its second quarter 2000 acquisition of a tungsten carbide products operation, Casting Service and Portland Forge.


2000 COMPARED TO 1999

Sales and operating profit for the Industrial Products segment increased 1.5 percent and 77.9 percent, respectively, in 2000 compared to 1999. These increases reflect improved performance at Metalworking Products due to stronger industrial demand and the impact of cost reduction initiatives. In addition, operating results for the second half of the year reflect the acquisition of the tungsten carbide products operation. During the second quarter of 2000, the Company exited the molybdenum and tungsten mill products business, which had 1999 sales of approximately $15.0 million. The segment's forgings and castings businesses experienced a decrease in sales and operating profit in 2000 due primarily to continued weak conditions in the transportation, farm equipment and wind power generation markets.


1999 COMPARED TO 1998

Sales and operating profit for the segment decreased 20.7 percent and 65.9 percent in 1999 compared to 1998. Reduced demand for tungsten, tungsten carbide and carbide cutting tools due to weak conditions in global metalworking, mining and machine tool markets resulted in a decrease in sales and operating profit in 1999. The 1999 results also include costs related to a workforce reduction, primarily in Europe, as part of an initiative to centralize and streamline distribution. The segment's forgings and castings businesses experienced a decrease in sales and operating profit in 1999 due primarily to weak conditions in the transportation, farm equipment and wind power generation markets.


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

       In 1998, the Company acquired the stock of Oregon Metallurgical Corporation ("Oremet"), a producer and distributor of titanium ingot, mill products and castings, in exchange for Company stock.


ATI
---
 20

Transformation, Merger and Restructuring Costs, Gains on Sales of Assets and
Other


TRANSFORMATION, MERGER AND RESTRUCTURING COSTS

Transformation, merger and restructuring costs were $29.5 million, $5.6 million and $67.8 million in 2000, 1999 and 1998, respectively. The 2000 charge of $29.5 million includes costs related to the idling of high-cost titanium sponge production assets, a salaried workforce reduction at Allegheny Ludlum and costs related to changes in the Company's executive management. The 1999 net charges of $5.6 million include costs associated with adjusting employee benefit plans as a result of the spin-offs which were partially offset by a $7.2 million reversal of restructuring costs accrued in 1998 related to workforce reductions which were implemented at less than expected costs. Charges of $19.1 million in 1998 reflect severance, financial advisory, legal, accounting, and other costs associated with the acquisition of Oremet in 1998. The Company also recorded charges of $19.3 million in 1998 resulting primarily from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction completed in 1998. Costs associated with exiting certain product lines and asset impairments resulting from new capital expenditure programs coming on-line resulted in a charge of $29.4 million in 1998.


GAINS ON SALES OF ASSETS AND OTHER

Gains on sales of assets and other includes pretax gains on the sale of real estate and certain investments, which are included in other income on the income statement, as well as charges for certain closed company expenses. These items resulted in a net charge of $4.4 million and $0.2 million in 2000 and 1999, respectively. In 1998, a net gain of $11.6 million was included.

       Gains on sales of assets and other does not include extraordinary gains on sales of operations of $129.6 million in 1999. These extraordinary gains are presented separately on the income statement.


Corporate Expenses

Corporate expenses were $30.6 million in 2000 as compared to $38.9 million in 1999 and $36.5 million in 1998. The decline in 2000 corporate expenses from both 1999 and 1998 was due to continued cost controls, including 32 percent fewer headquarter employees from 1998 employment levels.


Income Taxes

The Company's effective income tax rate from continuing operations was 36.5 percent, 36.3 percent and 38.0 percent in 2000, 1999 and 1998, respectively. The 2000 and 1999 rates reflect the favorable effects of tax planning initiatives.

       The Company has determined, based on its history of operating earnings, expectations of future operating earnings and potential tax planning strategies, that it is more likely than not that the deferred income tax assets at December 31, 2000 will be realized.


Financial Condition and Liquidity

In 2000, cash generated from operations of $135.5 million, proceeds from the net increase in debt of $193.7 million and proceeds from the sale of businesses of $22.2 million were used to repurchase Company common stock for $221.0 million, invest $88.3 million in capital equipment and business expansion and pay dividends of $66.0 million. Cash transactions plus cash on hand at the beginning of the year resulted in a cash position of $26.2 million at December 31, 2000.

                                STOCK REPURCHASE
                                    PROGRAM
                                 (Millions of $)

At the right-hand corner of the page appears a bar graph with the title "Stock Repurchase Program (Millions of $)". The bar graph provides the following information:

                                  [BAR CHART]

                                YEAR
                                 97        107.7
                                 98         49.4
                                 99        257.6
                                 00        221.0

       Working capital increased to $609.3 million at December 31, 2000 compared to $493.5 million at the end of 1999. The current ratio increased to 2.5 in 2000 from 1.9 in 1999. The increase in working capital was primarily due to a decrease in short-term debt.

                               NET DEBT TO TOTAL
                                 CAPITALIZATION

At the left-hand corner of the page appears a bar graph with the title "Net
Debt to Total Capitalization". The bar graph provides the following information:

                                  [BAR CHART]

                                 YEAR
                                  96       26%
                                  97       18%
                                  98       24%
                                  99       20%
                                  00       33%


       The Company's debt to capitalization ratio increased to 34.4 percent in 2000 from 22.7 percent in 1999. The Company's net debt to total capitalization ratio increased to 33.2 percent in 2000 from 20.1 percent in 1999. These higher ratios resulted primarily from the increase in common stock repurchased during 2000.

       During the fourth quarter of 2000, the Company implemented a commercial paper program designed to cost effectively enhance the Company's access to the credit markets.

       Total capital expenditures for 2001 are expected to approximate $100.0 million.


                                                                             ATI
                                                                             ---

       The Company's defined benefit pension plan is fully funded with assets significantly in excess of the projected benefit obligations. As a result, for the indefinite future, the Company does not anticipate that it will have to contribute to its defined benefit pension plan. Under current Internal Revenue Code provisions, certain amounts the Company pays for retiree medical expenses may be reimbursed annually from the excess pension plan assets. In 2000, the Company recovered the pretax amount of $40.1 million under these provisions. While not affecting reported operating profit, cash flow increased by the after-tax effect of the recovered amount.

                                NUMBER OF SHARES
                            OUTSTANDING AT YEAR END
                              (Millions of Shares)

At the left-hand side of the top of the page is a bar graph with the title "Number of Shares Outstanding at Year End (Millions of Shares)". The bar graph provides the following information:

                                  [BAR CHART]

                                YEAR
                                 97        98.0
                                 98        97.4
                                 99        90.4
                                 00        80.3


       As a result of lower performance of worldwide equity markets in 2000, projected pretax pension income for 2001 is expected to decrease to approximately $66.0 million from $99.9 million in 2000.

       On October 1, 1998, the Company's Board of Directors authorized a stock repurchase program to acquire up to 10 million shares of Allegheny Technologies common stock. In December 1999 and September 2000, the Company's Board of Directors increased the number of shares authorized for purchase in the stock repurchase program by 10 million shares and 5 million shares, respectively, bringing the total authorization to 25 million shares. The shares may be purchased from time-to-time in the open market or in negotiated transactions. During 2000, the Company repurchased 11.1 million shares at a cost of $221.0 million, of which 9.2 million were acquired during the first half of the year and 1.9 million shares were acquired during the second half of the year. From the inception of the share repurchase program through February 23, 2001, the Company repurchased 20.5 million shares on the open market at a cost of $531.0 million.

       On February 8, 2001, the Board of Directors declared a regular quarterly dividend of $0.20 per share of common stock. The dividend was paid on March 13, 2001 to stockholders of record at the close of business on February 26, 2001.

       The Company believes that internally generated funds, current cash on hand and borrowings from existing credit lines and its commercial paper program will be adequate to meet foreseeable needs. The Company may choose, however, to issue additional debt depending on market conditions.


New Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998, and amended in June 2000, pursuant to FASB statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: an amendment of FASB No. 133". The Company has adopted the new accounting pronouncements effective January 1, 2001. These statements establish accounting and reporting standards requiring the fair value of all derivative instruments to be recognized as either assets or liabilities in the statement of financial position. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

       Based upon the Company's derivative positions at January 1, 2001, the Company estimates that upon adoption, it will recognize unrealized income of $0.1 million, net of income taxes, in stockholders' equity as other comprehensive income. The Company had no gain or loss from the cumulative effect of an accounting change recognized in the statement of net income. Derivative instruments are principally used by the Company to hedge certain raw material price, energy price and foreign exchange risks.

       In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The effect of adopting the provisions of SAB 101 did not have a material impact on the Company's results of operations or financial condition.


Other Matters

EXECUTIVE MANAGEMENT TRANSITION

In December 2000, Robert P. Bozzone became the Company's Chairman, President and Chief Executive Officer succeeding Thomas A. Corcoran, who left the Company to pursue other interests.


ATI
---
22

ENERGY COSTS

Prices and availability of energy resources are subject to market conditions. These market conditions are often affected by political and economic factors that are outside of the Company's control. The U.S. government is forecasting that supplies of natural gas may be at historically low levels during the winter of 2001. Also, supply and demand factors affecting electricity in the western U.S. have caused volatility in the cost of electric power. In addition, the uncertainty surrounding the price of oil and the political environment in the Middle East may impact petroleum costs. These factors, among other things, may contribute to increased production costs that could have a material impact on the results of operations of the Company. The Company is evaluating energy factors with regard to production costs and has engaged an energy provider as a partner to assist in our energy supply and demand initiatives, including cost containment and control of energy consumption. The Company is constructing an electrical power cogeneration system designed to significantly reduce energy costs at its Wah Chang operation in Oregon. The Company anticipates cost savings from the project to begin in the third quarter of 2001.

       Beginning in February 2001, natural gas surcharges may apply to certain of Allegheny Ludlum and Allvac's products. These surcharges, which are being implemented as a result of volatile and higher energy costs, reflect the energy consumed in manufacturing and will vary among different product forms and grades. The Company's ability to maintain energy surcharges depends on market conditions, including pricing by foreign competitors.


COSTS AND PRICING

Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs, including nickel, have been volatile. The Company primarily uses the last-in, first-out method of inventory accounting that reflects current costs in the cost of products sold. The Company considers these costs, the increasing costs of equipment and other costs in establishing its sales pricing policies and has instituted raw material surcharges on certain of its products to the extent permitted by competitive factors in the marketplace. The Company continues to emphasize cost reductions and containment in all aspects of its business.


HEDGING

The Company uses derivative financial instruments from time to time to hedge ordinary business risks for product sales denominated in foreign currencies and to partially hedge against volatile energy and raw material cost fluctuations in the Flat-Rolled Products and High Performance Metals segments.

       Foreign currency exchange contracts are used to limit transactional exposure to changes in currency exchange rates. The Company sometimes purchases foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts, which are not financially material, are designated as hedges of the variability in cash flows of a portion of the Company's forecasted export sales transactions in which settlement will occur in future periods and which otherwise would expose the Company, on the basis of its aggregate net cash flows in respective currencies, to foreign currency risk. Effective January 1, 2001, the Company began accounting for these contracts as hedges under FASB Statement 133. Changes in the fair value of the Company's foreign currency derivatives will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

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

       As part of its risk management strategy, from time to time, the Company purchases exchange-traded futures contracts to manage exposure to changes in nickel prices, a component of raw material cost for some of its flat-rolled and high performance metals products. The nickel futures contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of the Company's forecasted purchases of nickel. Effective January 1, 2001, the Company began accounting for these contracts as hedges under FASB Statement 133. Changes in the fair value of the Company's nickel derivatives will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.


                                                                             ATI
                                                                             ---

       The Company also enters into energy swap contracts as part of its overall risk management strategy. The swap contracts are used to manage exposure to changes in energy prices, a component of production costs for its operating units. The energy swap contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of the Company's forecasted energy payments. Effective January 1, 2001, the Company began accounting for these contracts as hedges under FASB Statement 133. Changes in the fair value of the Company's energy derivatives will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

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

       The Company believes that adequate controls are in place to monitor these hedging activities, which are not financially material. However, many factors, including those beyond the control of the Company such as changes in domestic and foreign political and economic conditions, as well as the magnitude and timing of interest rate, energy price and nickel price changes, could adversely affect these activities.


ENVIRONMENTAL

The Company is subject to various domestic and international environmental laws and regulations which require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws. The Company's reserves for environmental remediation totaled approximately $50.8 million at December 31, 2000. Based on currently available information, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

       With respect to proceedings brought under the federal Superfund laws, or similar state statutes, the Company has been identified as a potentially responsible party at approximately 31 of such sites, excluding those at which it believes it has no future liability. The Company's involvement is very limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.

       For additional discussion of environmental matters, see Notes 1 and 13 of the Notes to Consolidated Financial Statements.


GOVERNMENT CONTRACTS

One of the Company's operating companies directly performs contractual work for the U.S. Government. Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) have been or may be asserted against the Company related to its U.S. Government contract work, principally related to the former operations of Teledyne, Inc., including claims based on business practices and cost classifications and actions under the False Claims Act. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations.

       Given the limited extent of the Company's business with the U.S. Government, the Company believes that a suspension or debarment of the Company would not have a material adverse effect on the future operating results and consolidated financial condition of the Company. In addition, although the outcome of these matters cannot be predicted with certainty, management does not believe there is any audit, review or investigation currently pending against the Company of which management is aware that is likely to have a material adverse effect on the Company's financial condition or liquidity. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.

       For additional discussion of government contract matters, see Note 13 of the Notes to Consolidated Financial Statements.


ATI
---
 24

FORWARD LOOKING AND OTHER STATEMENTS

From time to time, the Company has made and may continue to make "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This annual report contains many forward looking statements, which represent the Company's expectations or beliefs concerning various future events, unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control. Forward looking statements include those statements related to anticipated business, economic and market conditions, and product demand, including projected growth in aerospace, electrical energy, power generation, medical and electronics and stainless steel; operational actions, including special charges taken to respond to market conditions; sales and earnings, financial condition, financial performance and growth; prices, price increases and surcharges and the effect of price increases and surcharges on performance; raw material and energy costs, expected capital expenditures, cost reductions, including energy, e-business and procurement initiatives, anticipated cost savings, including the anticipated time periods in which savings may be realized, capital investments and the impact of investments on the Company's capabilities; working capital, cash flow, dividends, potential repurchases of Company stock; projected pension surplus, excess pension income and reimbursement of retiree health care expenditures; realization of deferred income tax assets; anticipated effects of acquisitions, joint ventures or other business combinations on earnings; the outcome of any government inquiries, litigation or other proceedings related to government contracts or other matters; safety performance; and future environmental costs. These statements are based on current expectations that involve a number of risks and uncertainties, including those described under the captions "Other Matters - Environmental" and "Other Matters - Government Contracts". Actual results or performance may differ materially from any future results or performance anticipated based on management's current expectations contained in such forward looking statements. The Company assumes no duty to update its forward looking statements. Other important factors that could cause actual results to differ from those in such forward looking statements include the following:

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

       The current trend of price deflation for many commodity products may also adversely affect prices for commodity grades of specialty materials and industrial products. As a result of these factors, the Company's operating results could be subject to significant fluctuation. For example, in recent years, adverse pricing environments for commodity grades of stainless steel have negatively affected the Company's sales and operating profit.

       Volatility of Energy Prices; Availability of Energy Resources: The prices for electricity, natural gas, oil and other energy resources are subject to market conditions and may be volatile. The Company relies upon outside sources for the supply of energy resources to manufacture its products, and the availability of such energy resources are subject to market conditions. These market conditions are often affected by political and economic factors outside the Company's control. The Company's ability to implement or maintain energy surcharges depends on market conditions. In addition, certain of our suppliers and customers may be impacted by power outages or high energy prices. Volatile prices for, or shortages in supply of, energy resources could materially adversely impact the Company's operating results.

       Volatility of Prices of Critical Raw Materials; Unavailability of Raw Materials. Purchase prices of certain critical raw materials are volatile. As a result, the Company's operating results could be subject to significant fluctuation. For example, since the Company generally uses in excess of 40,000 tons of nickel each year, a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $80 million. While nickel surcharges are intended to offset the impact of increased nickel costs, competitive factors in the marketplace can limit the Company's ability to institute surcharges and there can be a delay between the increase in the price of nickel and the realization of the benefit of the surcharges. The Company enters into raw material future contracts from time to time to hedge its exposure to price fluctuation. The Company believes that it has adequate controls to monitor these contracts which are not financially material.

       Certain important raw materials including nickel, titanium sponge and ammonia paratungstate used to produce specialty materials are acquired from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

       Labor Matters. The Company has approximately 11,400 employees. Approximately 47 percent of the Company's workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), including: approximately 3,900 Allegheny Ludlum production and maintenance employees covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 30, 2001; approximately 340 Oremet employees covered by a collective bargaining agreement with the USWA which was effective through July 31, 2000; and approximately 650 Wah Chang employees covered by a collective bargaining agreement with the USWA which the USWA terminated as of January 28, 2001. Until notice is provided otherwise, Oremet employees are currently working pursuant to the terms of the collective bargaining agreement.

       Generally, agreements that expire may be terminated after notice by the USWA. After termination, the USWA may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could materially adversely affect the Company's operating results. There can be no assurance that the Company will succeed in concluding collective bargaining agreements with the USWA or other unions to replace those that expire.


                                                                             ATI
                                                                             ---

       In 1994, following the expiration of a prior collective bargaining agreement between Allegheny Ludlum and the USWA, the USWA authorized a strike by its members that lasted 10 weeks and materially adversely affected Allegheny Ludlum's operating results.

       Risks of Export Sales. The Company believes that export sales will continue to account for a material percentage of the Company's sales. Risks associated with export sales include: political and economic instability, including weak conditions in the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for the Company's products; changes in tax laws and tariffs; and exchange rate fluctuations (which may affect sales to international customers and the value of and profits earned on export sales when converted into dollars). Any of these factors could materially adversely effect the Company's results.

       Risks Associated with Acquisition and Disposition Strategies. The Company intends to continue to strategically position its businesses in order to improve its ability to compete. The Company plans to do this by seeking specialty niches, expanding its global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing business units. The Company regularly considers acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. Its management from time to time holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising the Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the Company's ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions and other transactions could be affected by export controls, exchange rate fluctuations, domestic and foreign political conditions and a deterioration in domestic and foreign economic conditions.

       Uncertainties Relating to Synergies. There can be no assurance that the Company will be able to realize, or do so within any particular time frame, the cost reductions, cash flow increases or other synergies expected to result from acquisitions, joint ventures and other transactions or investments the Company may undertake, or be able to generate additional revenue to offset any unanticipated inability to realize such expected synergies. Realization of the anticipated benefits of acquisitions and other transactions could take longer than expected and implementation difficulties, market factors and a deterioration in domestic or global economic conditions could alter the anticipated benefits.

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


ATI
---
 26

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In millions except per share amounts)

For the Years Ended December 31,                            2000           1999           1998
----------------------------------------------------------------------------------------------
SALES                                                  $ 2,460.4      $ 2,296.1      $ 2,402.4
----------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of sales                                         1,998.5        1,877.9        1,831.7
   Selling and administrative expenses                     203.7          229.1          244.4
   Transformation, merger and restructuring costs           29.5            5.6           67.8
   Interest expense, net                                    34.4           25.9           19.4
----------------------------------------------------------------------------------------------
                                                         2,266.1        2,138.5        2,163.3
----------------------------------------------------------------------------------------------
Earnings before other income                               194.3          157.6          239.1
Other income                                                14.5           16.6           10.7
----------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
   TAXES AND EXTRAORDINARY GAINS                           208.8          174.2          249.8
Provision for income taxes                                  76.3           63.2           94.8
----------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
   EXTRAORDINARY GAINS                                     132.5          111.0          155.0
Income from discontinued operations,
   net of income taxes                                        --           59.6           86.2
Extraordinary gains on sales of operations,
   net of income taxes                                        --          129.6             --
----------------------------------------------------------------------------------------------
NET INCOME                                             $   132.5      $   300.2      $   241.2
==============================================================================================

Basic net income per common share:
   Income from continuing operations before
      extraordinary gains                              $    1.60      $    1.17      $    1.57
   Income from discontinued operations                        --           0.62           0.88
   Extraordinary gains on sales of operations                 --           1.36             --
----------------------------------------------------------------------------------------------
BASIC NET INCOME PER COMMON SHARE                      $    1.60      $    3.15      $    2.45
==============================================================================================
Diluted net income per common share:
   Income from continuing operations before
      extraordinary gains                              $    1.60      $    1.16      $    1.56
   Income from discontinued operations                        --           0.62           0.87
   Extraordinary gains on sales of operations                 --           1.35             --
----------------------------------------------------------------------------------------------
DILUTED NET INCOME PER COMMON SHARE                    $    1.60      $    3.13      $    2.43
==============================================================================================

The accompanying notes are an integral part of these statements.


                                                                             ATI
                                                                             ---

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions except share and per share amounts)

                                                                                     DECEMBER 31,     December 31,
                                                                                             2000             1999
------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                $   26.2         $   50.7
Accounts receivable                                                                         325.3            341.2
Inventories                                                                                 585.7            558.3
Deferred income taxes                                                                        61.2             62.6
Prepaid expenses and other current assets                                                    24.4             20.7
------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                   1,022.8          1,033.5
Property, plant and equipment                                                               872.0            912.4
Prepaid pension cost                                                                        593.6            503.7
Cost in excess of net assets acquired                                                       194.5            204.2
Other assets                                                                                 93.3             96.8
------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                          $2,776.2         $2,750.6
==================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                                         $  169.3         $  172.9
Accrued liabilities                                                                         191.0            214.4
Short-term debt and current portion of long-term debt                                        53.2            152.7
------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                413.5            540.0
Long-term debt                                                                              490.6            200.3
Accrued postretirement benefits                                                             525.9            544.8
Deferred income taxes                                                                       158.7            103.1
Other                                                                                       148.3            162.2
------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                      1,737.0          1,550.4
==================================================================================================================
Stockholders' Equity:
   Preferred stock, par value $0.10: authorized - 50,000,000 shares; issued - none              --               --
   Common stock, par value $0.10: authorized - 500,000,000 shares; issued -
      98,951,490 in 2000 and 1999; outstanding - 80,339,957 shares in 2000
      and 90,368,196 shares in 1999                                                           9.9              9.9
   Additional paid-in capital                                                               481.2            481.0
   Retained earnings                                                                      1,050.0            994.5
   Treasury stock: 18,611,533 shares in 2000 and 8,583,294 shares in 1999                  (482.3)          (288.7)
   Accumulated other comprehensive income (loss), net of tax                                (19.6)             3.5
------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                             1,039.2          1,200.2
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $2,776.2         $2,750.6
==================================================================================================================

The accompanying notes are an integral part of these statements.


ATI
---
 28

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

For the Years Ended December 31,                                        2000          1999          1998
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                        $ 132.5       $ 300.2       $ 241.2
   Less: Extraordinary gains on sales of operations, net of tax           --         129.6            --
         Income from discontinued operations, net of tax                  --          59.6          86.2
--------------------------------------------------------------------------------------------------------
      INCOME FROM CONTINUING OPERATIONS                                132.5         111.0         155.0
--------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation and amortization                                     99.7          95.3          82.1
      Deferred income taxes                                             57.8         (11.3)         (6.7)
      Non-cash restructuring costs                                      30.8            --          50.9
      Gains on sales of investments and businesses                     (11.6)           --            --
   Change in operating assets and liabilities:
      Prepaid pension cost                                             (89.8)        (66.9)        (47.4)
      Accrued liabilities                                              (61.5)         28.0           1.2
      Inventories                                                      (20.4)         (0.5)         49.6
      Accounts receivable                                               15.9         (26.5)         59.2
      Accounts payable                                                  (3.6)         31.9         (54.7)
      Accrued income taxes                                               0.2         (69.4)         (0.3)
      Other                                                            (14.5)         11.3           3.4
--------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                            135.5         102.9         292.3
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property, plant and equipment                          (60.2)        (74.1)       (138.9)
   Purchases of businesses and investment in ventures                  (28.1)        (23.9)       (218.9)
   Proceeds from sales of businesses and investments                    17.0         370.4            --
   Disposals of property, plant and equipment                            5.2          28.5          19.6
   Proceeds from spin-offs of Teledyne and Water Pik                      --         134.0            --
   Short-term investments - sales                                         --            --          34.4
   Other                                                                (3.9)         (5.2)         (3.4)
--------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                  (70.0)        429.7        (307.2)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Purchases of common stock                                          (221.0)       (257.6)        (49.4)
   Net borrowings (repayments) under credit facilities                 195.1         (82.2)        121.5
   Dividends paid                                                      (66.0)       (122.1)       (122.3)
   Exercises of stock options                                            3.3           8.2           8.3
   Payments on short-term debt                                            --         (70.0)           --
   Payments on long-term debt and capital leases                        (1.4)         (1.7)         (6.9)
--------------------------------------------------------------------------------------------------------
      CASH USED IN FINANCING ACTIVITIES                                (90.0)       (525.4)        (48.8)
--------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                    --         (30.7)         84.6
--------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (24.5)        (23.5)         20.9
Cash and cash equivalents at beginning of year                          50.7          74.2          53.3
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $  26.2       $  50.7       $  74.2
--------------------------------------------------------------------------------------------------------
NON-CASH TRANSACTIONS:
   Assets acquired under promissory note                             $    --       $    --       $  65.9
--------------------------------------------------------------------------------------------------------


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

                                                                             ATI
                                                                             ---

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions except per share amounts)                                                         Accumulated
                                                        Additional                                   Other
                                               Common      Paid-In   Retained    Treasury    Comprehensive    Stockholders'
                                                Stock      Capital   Earnings       Stock           Income          Equity
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                     $  9.9   $    473.4   $  822.6    $  (60.2)       $    (1.1)      $ 1,244.6
--------------------------------------------------------------------------------------------------------------------------
Net income                                         --           --      241.2          --               --           241.2
Other comprehensive income, net of tax:
   Foreign currency translation losses             --           --         --          --             (3.5)           (3.5)
   Unrealized gains on securities:
      Unrealized holding gains arising
         during period                             --           --         --          --              2.2             2.2
      Realized gains included
         in net income                             --           --         --          --             (1.1)           (1.1)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                        --           --      241.2          --             (2.4)          238.8)

Cash dividends on common stock
   ($1.28 per share)                               --           --     (122.3)         --               --          (122.3)
Purchase of common stock                           --           --         --       (49.4)              --           (49.4)
Employee stock plans                               --          3.8      (17.6)       42.0               --            28.2
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                        9.9        477.2      923.9       (67.6)            (3.5)        1,339.9
--------------------------------------------------------------------------------------------------------------------------
Net income                                         --           --      300.2          --               --           300.2
Other comprehensive income, net of tax:
   Foreign currency translation losses:
      Foreign currency translation
         losses arising during period              --           --         --          --             (2.5)           (2.5)
      Foreign currency translation losses
         due to disposal of foreign entities       --           --         --          --              5.2             5.2
   Unrealized gains on securities:
      Unrealized holding gains arising
         during period                             --           --         --          --              5.8             5.8
      Realized gains included
         in net income                             --           --         --          --             (1.0)           (1.0)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income                               --           --      300.2          --              7.5           307.7

Purchase of common stock                           --           --         --      (257.6)              --          (257.6)
Cash dividends on common stock
   ($1.28 per share)                               --           --     (122.1)         --               --          (122.1)
Spin-off of Water Pik Technologies, Inc.           --           --      (54.6)         --              0.3           (54.3)
Spin-off of Teledyne Technologies
   Incorporated                                    --           --      (41.6)         --             (0.8)          (42.4)
Employee stock plans                               --          3.8      (11.3)       36.5               --            29.0
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                        9.9        481.0      994.5      (288.7)             3.5         1,200.2
--------------------------------------------------------------------------------------------------------------------------
Net income                                         --           --      132.5          --               --           132.5
Other comprehensive income, net of tax:
   Foreign currency translation losses:
   Foreign currency translation
         losses arising during period              --           --         --          --            (21.7)          (21.7)
   Foreign currency translation losses
         due to disposal of foreign entities       --           --         --          --              2.3             2.3
   Unrealized gains on securities:
      Unrealized holding gains arising
         during period                             --           --         --          --              3.8             3.8
      Realized gains included
         in net income                             --           --         --          --             (7.5)           (7.5)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                        --           --      132.5          --            (23.1)          109.4

Cash dividends on common stock
   ($.80 per share)                                --           --      (66.0)         --               --           (66.0)
Purchase of common stock                           --           --         --      (221.0)              --          (221.0)
Employee stock plans                               --          0.2      (11.0)       27.4               --            16.6
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                     $  9.9   $    481.2   $1,050.0    $ (482.3)       $   (19.6)      $ 1,039.2
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


ATI
---
30

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Allegheny Technologies Incorporated

We have audited the accompanying consolidated balance sheets of Allegheny Technologies Incorporated and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Technologies Incorporated at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Ernst & Young LLP


Pittsburgh, Pennsylvania
January 15, 2001


                                                                             ATI
                                                                             ---

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


ACCOUNTS RECEIVABLE

Receivables are presented net of a reserve for doubtful accounts of $7.4 million at December 31, 2000 and $10.0 million at December 31, 1999. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically.


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


COST IN EXCESS OF NET ASSETS ACQUIRED

Cost in excess of net assets acquired related to businesses purchased after November 1970 is being amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amortization expense was $5.7 million, $5.8 million and $5.4 million in 2000, 1999 and 1998, respectively. The carrying value of goodwill relative to the operating performance and future undiscounted cash flows of the underlying businesses is evaluated periodically. Adjustments are made if the sum of the expected future net cash flows is less than book value.


FINANCIAL INSTRUMENTS

The fair values of financial instruments approximated their carrying values at December 31, 2000. Fair values have been determined through information obtained from quoted market sources and management estimates.

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

ATI
---
 32

REVENUE RECOGNITION

Revenue is generally recorded as deliveries are made or as services are rendered.


RESEARCH AND DEVELOPMENT

Company-funded research and development costs ($13.6 million in 2000, $15.2 million in 1999 and $18.1 million in 1998) are expensed as incurred.


INCOME TAXES

Deferred income taxes are recognized based upon the future income tax effects (which is based upon enacted tax laws and rates) of the differences that arise in the carrying amount of assets and liabilities for financial reporting and tax purposes.


NET INCOME PER COMMON SHARE

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.


NEW ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998, and amended in June 2000, pursuant to FASB statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: an amendment of FASB No. 133". The Company has adopted the new accounting pronouncements effective January 1, 2001. These statements establish accounting and reporting standards requiring the fair value of all derivative instruments to be recognized as either assets or liabilities in the statement of financial position. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

       Based upon the Company's derivative positions at January 1, 2001, the Company estimates that upon adoption, it will recognize unrealized income of $0.1 million, net of income taxes, in stockholders' equity as other comprehensive income. The Company had no gain or loss from the cumulative effect of an accounting change recognized in the statement of net income. Derivative instruments are principally used to hedge certain raw material price, energy price and foreign exchange risks.

       In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The effect of adopting the provisions of SAB 101 did not have a material impact on the Company's results of operations or financial condition.


RECLASSIFICATIONS

Certain amounts from prior years have been reclassified to conform with the 2000 presentation, including classification of the companies spun-off and sold as discontinued operations and business segment classifications.

Note 2. INVENTORIES --

                                                              DECEMBER 31,    December 31,
(In millions)                                                         2000            1999
------------------------------------------------------------------------------------------
Raw materials and supplies                                       $   110.3       $   108.1
Work-in-process                                                      488.4           437.8
Finished goods                                                        99.1           113.1
------------------------------------------------------------------------------------------
Total inventories at current cost                                    697.8           659.0
Less allowances to reduce current cost values to LIFO basis         (108.7)          (95.0)
Progress payments                                                     (3.4)           (5.7)
------------------------------------------------------------------------------------------
Total inventories                                                $   585.7       $   558.3
------------------------------------------------------------------------------------------

       Inventories, before progress payments, determined on the last-in, first-out method were $478.2 million at December 31, 2000 and $445.1 million at December 31, 1999. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

       During 2000, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to increase net income by $3.3 million in 2000.


                                                                             ATI
                                                                             ---

Note 3. LONG-TERM DEBT --


CREDIT AGREEMENTS

During the fourth quarter of 2000, the Company implemented a commercial paper program. Interest rates on the outstanding commercial paper borrowings at December 31, 2000, ranged from 6.60 percent to 7.15 percent with an effective weighted average rate of 7.0 percent.

       The Company has in place a credit agreement with a group of banks that provides for borrowings of up to $500.0 million on a revolving credit basis. The agreement, as extended, is scheduled to expire in August 2002. Interest is payable at prime or other alternative interest rate bases, at the Company's option. The agreement provides for an annual facility fee of 0.075 percent. The agreement has various covenants that limit the Company's ability to dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement that can limit the amount of dividend payments and share repurchases. Under the most restrictive requirement, approximately 37 percent of the Company's retained earnings is currently free of restrictions pertaining to cash dividend distributions and share repurchases. The Company has no borrowings outstanding on the revolving credit agreement. The weighted average interest rate of borrowings outstanding under the revolving credit agreement was 6.2 percent at December 31, 1999.

       During 2000, the Company extended three short-term credit agreements that provide for borrowings totaling up to $200.0 million on a revolving credit basis. One of these agreements is a committed line of $75.0 million with an annual facility fee of 0.07 percent. The remaining two credit agreements are uncommitted lines with no annual facility fees. The agreements, as extended, are scheduled to expire during 2001. Interest rates are determined at the time of borrowing based on current market conditions. At December 31, 2000, there were no borrowings under these agreements.

       The Company's subsidiaries also maintain credit agreements with various foreign banks which provide for additional borrowings of up to $43.2 million. These agreements provide for annual facility fees of up to 0.20 percent.

       Borrowings outstanding under the credit agreements are unsecured.

       Commitments under separate standby letters of credit outstanding were $45.3 million at December 31, 2000 and $51.2 million at December 31, 1999.

       Debt at December 31, 2000 and 1999 was as follows:

(In millions)                                                 2000          1999
--------------------------------------------------------------------------------
Commercial paper                                           $ 337.0       $    --
Allegheny Ludlum 6.95% debentures, due 2025                  150.0         150.0
Credit agreements                                             23.5         173.3
Industrial revenue bonds, due 2001 through 2007               11.7          12.7
Capitalized leases and other                                  21.6          17.0
--------------------------------------------------------------------------------
                                                             543.8         353.0
Short-term debt and current portion of long-term debt        (53.2)       (152.7)
--------------------------------------------------------------------------------
Total long-term debt                                       $ 490.6       $ 200.3
--------------------------------------------------------------------------------


       Interest expense was $37.6 million in 2000, $30.7 million in 1999 and $29.9 million in 1998. Interest and commitment fees paid were $38.0 million in 2000, $31.5 million in 1999 and $30.0 million in 1998.

       Scheduled maturities of borrowings during the next five years are $3.2 million in 2001, $11.0 million in 2002, $0.9 million in 2003, $0.1 million in 2004 and no maturities in 2005. At December 31, 2000, the Company had $337.0 million of commercial paper outstanding which is scheduled to mature in 2001. The Company has classified $50.0 million of the commercial paper as short-term with the remainder presented as long-term. The long-term portion has been classified as such due to the Company's ability and intent to refinance a portion of these obligations on a long-term basis.


ATI
---
 34

Note 4. SUPPLEMENTAL BALANCE SHEET INFORMATION --

       Cash and cash equivalents at December 31, 2000 and 1999 were as follows:

(In millions)                                                      2000     1999
--------------------------------------------------------------------------------
Cash                                                              $25.2    $49.6
Other short-term investments, at cost which approximates market     1.0      1.1
--------------------------------------------------------------------------------
Total cash and cash equivalents                                   $26.2    $50.7
--------------------------------------------------------------------------------

       Property, plant and equipment at December 31, 2000 and 1999 were as follows:

(In millions)                                              2000            1999
--------------------------------------------------------------------------------
Land                                                  $    31.7       $    29.9
Buildings                                                 216.2           208.8
Equipment and leasehold improvements                    1,507.9         1,519.2
--------------------------------------------------------------------------------
                                                        1,755.8         1,757.9
Accumulated depreciation and amortization                (883.8)         (845.5)
--------------------------------------------------------------------------------
Total property, plant and equipment                   $   872.0       $   912.4
--------------------------------------------------------------------------------

       Accrued liabilities included salaries and wages of $37.4 million and $42.2 million in 2000 and 1999, respectively.

Note 5. COMPREHENSIVE INCOME --

The components of comprehensive income, net of tax, for the years ended December 31, 2000, 1999 and 1998 were as follows:

(In millions)                                                            2000       1999       1998
---------------------------------------------------------------------------------------------------
Net income (net of taxes of $76.3, $170.9 and $150.0, respectively)    $132.5     $300.2     $241.2

Foreign currency translation losses:
   Foreign currency translation losses arising during period            (21.7)      (2.5)      (3.5)
   Foreign currency translation losses realized due to disposal of
      foreign entities                                                    2.3        5.2       --
---------------------------------------------------------------------------------------------------
                                                                        (19.4)       2.7       (3.5)

Unrealized gains on securities:
   Unrealized holding gains arising during period
     (net of taxes of $1.6, $3.6 and $1.4, respectively)                  3.8        5.8        2.2
   Realized gains included in net income
     (net of taxes of $4.3, $.5 and $.7, respectively)                   (7.5)      (1.0)      (1.1)
---------------------------------------------------------------------------------------------------
                                                                         (3.7)       4.8        1.1
---------------------------------------------------------------------------------------------------
Comprehensive income                                                   $109.4     $307.7     $238.8
---------------------------------------------------------------------------------------------------


                                                                             ATI
                                                                             ---

Note 6. STOCKHOLDERS' EQUITY --


PREFERRED STOCK

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 2000, there were no shares of preferred stock issued.


COMMON STOCK

At a stockholders' meeting held in November 1999, the Company's stockholders approved a reduction in the authorized number of shares of the Company's common stock and a one-for-two reverse stock split of the common stock. The reverse stock split was effective immediately following the spin-offs of Teledyne Technologies Incorporated ("Teledyne") and Water Pik Technologies, Inc. ("Water Pik") on November 29, 1999. Stockholders' equity has been restated to give retroactive recognition to the reverse stock split for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the number of shares that were eliminated as a result of the reverse stock split. In addition, all references in the financial statements and notes to the number of shares and per share amounts, stock option data and market prices have been restated to reflect this reverse stock split.

       During 2000, the Company adopted the Allegheny Technologies Incorporated 2000 Incentive Plan (the "Incentive Plan"). Options granted under the Incentive Plan, and predecessor plans, have been granted at not less than market prices on the dates of grant. Options granted under the Incentive Plan have a maximum term of 10 years. Vesting of stock options granted under the Incentive Plan generally occurs in three annual increments, beginning on the first anniversary of the grant date. As of December 31, 2000, approximately 7.1 million shares of common stock were available for future awards under the Incentive Plan.

The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations. Under APB Opinion 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these plans had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation", net income would have been reduced by $7.1 million (or $0.09 per diluted share), $5.8 million (or $0.06 per diluted share) and $3.8 million (or $0.04 per diluted share) for the years ended December 31, 2000, 1999 and 1998, respectively. Under FASB Statement No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                2000      1999      1998
----------------------------------------------------------------------------------------
Expected dividend yield                                         4.3%      3.7%      2.8%
Expected volatility                                              36%       35%       31%
Risk-free interest rate                                         5.5%      6.5%      5.0%
Expected lives                                                   8.0       8.0       8.0
Weighted-average fair value of options granted during year    $ 5.38    $ 7.33    $14.53
----------------------------------------------------------------------------------------

       Stock option transactions under the Company's employee plans are summarized as follows:

(shares in thousands)                     2000                        1999                         1998
---------------------------------------------------------------------------------------------------------------------
                                               WEIGHTED-                    Weighted-                    Weighted-
                                 NUMBER OF      AVERAGE       Number of      Average       Number of      Average
                                  SHARES     EXERCISE PRICE    Shares     Exercise Price    Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year     4,870         $29.66        3,578          $38.46        2,366          $30.36
Granted                              304         $18.59        2,256          $22.00        1,721          $45.86
Exercised                           (195)        $16.95         (408)         $17.90         (350)         $21.34
Cancelled                           (499)        $27.86         (301)         $33.69         (159)         $35.12
Teledyne and Water
   Pik spin-offs                      --         $   --         (646)         $39.19           --          $   --
Spin-off modification                 --         $   --          391          $   --           --          $   --
---------------------------------------------------------------------------------------------------------------------
Outstanding, end of year           4,480         $30.26        4,870          $29.66        3,578          $38.46
---------------------------------------------------------------------------------------------------------------------
Exercisable at end of year         2,318         $33.62        1,396          $33.57        1,229          $29.14
---------------------------------------------------------------------------------------------------------------------


ATI
---
 36

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

       Exercise prices for options outstanding as of December 31, 2000, ranged from $15.01 to $49.84. The weighted-average remaining contractual life of those options is 7.8 years. Compensation expense related to the various stock-based plans was $10.2 million in 2000, $23.1 million in 1999 and $10.6 million in 1998.


STOCKHOLDERS' RIGHTS PLAN

Under the Company's stockholder rights plan, each share of Allegheny Technologies common stock is accompanied by one right to purchase two one-hundredths of a share of preferred stock for $100. Each two hundredths of a share of preferred stock would be entitled to dividends and to vote on an equivalent basis with one share of common stock. The rights are neither exercisable nor separately transferable from shares of common stock unless a party acquires or effects a tender offer for more than 15 percent of Allegheny Technologies common stock. If a party acquired more than 15 percent of the Allegheny Technologies common stock or acquired the Company in a business combination, each right (other than those held by the acquiring party) would entitle the holder to purchase common stock or preferred stock at a substantial discount. The rights expire on March 12, 2008, and the Company's Board of Directors can amend certain provisions of the plan or redeem the rights at any time prior to their becoming exercisable.


Note 7. INCOME TAXES --

Provision for income taxes from continuing operations was as follows:

(In millions)                                     2000           1999       1998
--------------------------------------------------------------------------------
Current:
   Federal                                       $ 7.8          $24.1      $72.1
   State                                           5.7            4.3        8.6
   Foreign                                         5.0            9.3       10.2
--------------------------------------------------------------------------------
      Total                                       18.5           37.7       90.9
--------------------------------------------------------------------------------
Deferred:
   Federal                                        55.1           24.1        2.5
   State                                           2.7            1.4        0.4
   Foreign                                          --             --        1.0
--------------------------------------------------------------------------------
      Total                                       57.8           25.5        3.9
--------------------------------------------------------------------------------
Provision for income taxes                       $76.3          $63.2      $94.8
--------------------------------------------------------------------------------

       In general, the Company is responsible for filing consolidated U.S, foreign consolidated, combined, unitary or separate state income tax returns. In 1999, these filings included the results of operations from the spun-off companies through the date of the spin-offs and sold companies. The Company is responsible for paying the taxes relating to such returns including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. Income taxes paid for continuing and discontinued operations were $20.5 million, $136.3 million and $142.3 million in 2000, 1999 and 1998, respectively. The reduction in current income taxes in 2000 was the result of lower taxable income primarily attributable to accelerated tax depreciation deductions on assets acquired during the fourth quarters of 1999 and 1998.

       No provision has been made for U.S., state or additional foreign taxes related to undistributed earnings of foreign subsidiaries which have been or are intended to be permanently re-invested. It is not practical to estimate the income tax benefit that might be incurred if earnings were remitted to the U.S.

       Income from continuing operations before income taxes and extraordinary gains included income from domestic operations of $200.1 million in 2000, $153.5 million in 1999 and $220.4 million in 1998.


                                                                             ATI
                                                                             ---

       The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate for continuing operations:

                                                            2000     1999     1998
-----------------------------------------------------------------------------------
Federal tax rate                                            35.0%    35.0%    35.0%
State and local income taxes, net of federal tax benefit     1.1      2.8      3.2
Capitalization of merger and restructuring costs              --       --      1.1
Other                                                        0.4     (1.5)    (1.3)
-----------------------------------------------------------------------------------
Effective income tax rate                                   36.5%    36.3%    38.0%
-----------------------------------------------------------------------------------

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

(In millions)                                                   2000      1999
--------------------------------------------------------------------------------
Deferred income tax assets:
   Postretirement benefits other than pensions                 $205.3    $213.0
   Deferred compensation and other benefit plans                 30.2      27.3
   Environmental reserves                                        17.9      16.4
   Vacation accruals                                             11.9      12.8
   Self-insurance reserves                                       10.2      12.0
   Other items                                                   60.2      74.2
--------------------------------------------------------------------------------
Total deferred income tax assets                                335.7     355.7
--------------------------------------------------------------------------------
Deferred income tax liabilities:
   Pension asset                                                221.3     187.7
   Bases of property, plant and equipment                       169.2     142.1
   Inventory valuation                                            2.7      11.2
   Unrealized appreciation on equities                            1.5       4.2
   Other items                                                   38.5      51.0
--------------------------------------------------------------------------------
Total deferred income tax liabilities                           433.2     396.2
--------------------------------------------------------------------------------
Net deferred income tax liability                              $97.5    $40.5
--------------------------------------------------------------------------------


ATI
---
 38

Note 8. PENSION PLANS AND OTHER POSTEMPLOYMENT BENEFITS --

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

       Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

                                                                             EXPENSE (INCOME)
--------------------------------------------------------------------------------------------------------------------------
                                                            PENSION BENEFITS               OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------------------------------------------------
(In millions)                                          2000        1999        1998        2000        1999          1998
--------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the year       $  20.9     $  23.6     $  24.6     $   7.9     $   8.2     $     8.5
Interest cost on benefits earned in prior years        114.2       114.2       109.6        42.5        44.7          42.8
Expected return on plan assets                        (228.4)     (212.3)     (198.4)      (17.5)      (15.3)        (12.8)
Amortization of prior service cost                      13.7        13.7        10.3        (4.7)       (3.2)         (1.9)
Amortization of unrecognized transition asset          (24.1)      (24.1)      (24.1)         --          --            --
Amortization of net actuarial (gain) loss              (22.2)      (11.7)       (1.6)       (2.2)        1.8           1.6
Recognition of curtailment gain                           --          --          --          --          --          (2.4)
--------------------------------------------------------------------------------------------------------------------------
Total benefit (income) expense                       $(125.9)    $ (96.6)    $ (79.6)    $  26.0     $  36.2     $    35.8
--------------------------------------------------------------------------------------------------------------------------

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

       Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

                                                          PENSION BENEFITS        OTHER POSTRETIREMENT BENEFITS
---------------------------------------------------------------------------------------------------------------
(In millions)                                        2000       1999       1998      2000      1999      1998
---------------------------------------------------------------------------------------------------------------
Discount rate                                        7.0%       7.0%       7.0%      7.0%      7.0%      7.0%
Rate of increase in future compensation levels    3%-4.5%    3%-4.5%    3%-4.5%       --%       --%       --%
Expected long-term rate of return on assets          9.0%       9.0%       9.0%    9%-15%    9%-15%    9%-15%
---------------------------------------------------------------------------------------------------------------

       A discount rate of 7.0% at both December 31, 2000 and 1999 was used for the valuation of pension and postretirement obligations.


                                                                             ATI
                                                                             ---

       The prepaid (accrued) benefit cost at December 31, 2000 and 1999 was as follows:

(In millions)                                           PENSION BENEFITS         OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------------------------------------
                                                      2000           1999           2000            1999
--------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year             $1,627.3       $1,664.9       $  662.2         $  675.7
Service cost                                            20.9           23.6            7.9              8.2
Interest cost                                          114.2          114.2           42.5             44.7
Benefits paid                                         (144.5)        (149.5)         (44.8)           (39.4)
Plan amendments                                          5.1             --             --               --
Net actuarial (gains) losses                             6.1          (25.9)         (29.3)           (27.0)
--------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                    1,629.1        1,627.3          638.5            662.2
--------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year       2,602.9        2,418.1          123.7            104.6
Actual return on plan assets                           (33.6)         370.2           14.3             19.1
Section 420 transfer                                   (40.1)         (37.3)            --               --
Benefits paid                                         (140.9)        (148.1)            --               --
--------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year             2,388.3        2,602.9          138.0            123.7
--------------------------------------------------------------------------------------------------------------

Funded status of the plan                              759.2          975.6         (500.5)          (538.5)
Unrecognized net actuarial (gain) loss                (253.8)        (543.8)           9.7             33.6
Unrecognized transition asset                          (35.0)         (59.0)            --               --
Unrecognized prior service cost                         92.3          101.0          (35.1)           (39.9)
--------------------------------------------------------------------------------------------------------------
PREPAID (ACCRUED) BENEFIT COST                      $  562.7       $  473.8       $ (525.9)        $ (544.8)
--------------------------------------------------------------------------------------------------------------

       Amounts recognized in the balance sheet consist of:

(In millions)                           PENSION BENEFITS       OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------------------
                                       2000          1999          2000            1999
--------------------------------------------------------------------------------------------
Prepaid pension cost                 $ 593.6       $ 503.7       $    --         $    --
Accrued postretirement benefits           --            --        (525.9)         (544.8)
Other long-term liabilities            (30.9)        (29.9)           --              --
--------------------------------------------------------------------------------------------
Net amount recognized                $ 562.7       $ 473.8       $(525.9)        $(544.8)
--------------------------------------------------------------------------------------------

       The plan assets for the pension plan at December 31, 2000 and 1999 include 1.3 million shares of Allegheny Technologies common stock with a fair value of $20.6 million and $29.2 million, respectively. Dividends of $1.0 million and $1.3 million were received by the plan in 2000 and 1999, respectively, on the Allegheny Technologies common stock held by the plan.

       Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.


ATI
---
 40

       Pension costs for defined contribution plans were $14.8 million in 2000, $15.1 million in 1999 and $15.9 million in 1998.

       The Company contributes on behalf of its union employees at its Oremet facility to a pension plan which is administered by the USWA and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $1.4 million in 2000, $1.3 million in 1999 and $1.4 million in 1998.

       The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 7.5 percent in 2001 and was assumed to decrease to 5.0 percent in the year 2005 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                         One Percentage     One Percentage
(In millions)                                                            Point Increase     Point Decrease
----------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components for the year
   ended December 31, 2000                                                      $   5.9            $  (4.8)

Effect on postretirement benefit obligation at December 31, 2000                $  64.8            $ (53.4)
----------------------------------------------------------------------------------------------------------

       Cash from excess pension assets of $40.1 million in 2000, $37.3 million in 1999 and $37.4 million in 1998 was transferred pretax under Section 420 of the Internal Revenue Code from the Company's defined benefit pension plans to the Company. The Internal Revenue Code permits transfers annually of an amount not to exceed the Company's actual expenditures on retiree health care benefits. While not affecting reported operating profit, cash flow increased by the after-tax effect of the transferred amount.

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


Note 9. ACQUISITIONS AND DIVESTITURES --

In 1999, the Company effected a major transformation of the Company that included the sales of several of the Company's businesses and the spin-offs of certain businesses in two of the Company's former business segments into independent, publicly-traded companies (the "spin-offs"). Teledyne was comprised of certain businesses in the Company's former Aerospace and Electronics segment. Water Pik was comprised of the Company's former Consumer segment.

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

       During 1999, as part of its strategic transformation, the Company completed the sale of its unmanned aerial vehicle and its pyrotechnic components and systems businesses, known as Ryan Aeronautical and McCormick Selph Ordnance Unit, respectively. In addition, the Company sold its pressure relief valve, vehicle control valve, nitrogen gas springs, consumer drinkware, construction and mining equipment and material handling businesses. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of these businesses. The pretax proceeds from these sales totaled approximately $370.0 million.

       All sold businesses have been classified as discontinued operations.


                                                                             ATI
                                                                             ---

Results of discontinued operations for the years ended December 31, 1999 and 1998 were as follows:

(In millions)                                              1999           1998
--------------------------------------------------------------------------------
Net sales                                                $1,175.7       $1,521.0
--------------------------------------------------------------------------------
Income before taxes                                          87.4          141.4
Provision for income taxes                                   27.8           55.2
--------------------------------------------------------------------------------
Income from discontinued operations                      $   59.6       $   86.2
--------------------------------------------------------------------------------

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

       In the 1999 fourth quarter, the Company acquired the Washington, PA stainless steel finishing plant of Lukens' Washington Steel Division from Bethlehem Steel Corporation ("Bethlehem") for $20.5 million in cash.

       In the 1998 fourth quarter, the Company acquired melting and hot rolling facilities in Houston, PA and a wide anneal and pickle line in Massillon, OH from Bethlehem and entered into a 20-year conversion agreement with Bethlehem to provide for melting, casting and rolling of the Company's wide stainless steel plate products and nickel-based alloys for $175.0 million, which included $105.0 million in cash and $70.0 million in a promissory note which was subsequently paid in 1999.

       On March 24, 1998, Allegheny Technologies completed its acquisition of the stock of Oregon Metallurgical Corporation ("Oremet"), a producer and distributor of titanium ingot, mill products and castings. Under the terms of the merger agreement, Oremet shareholders received 0.648 shares of Allegheny Technologies common stock in a tax-free exchange for each share of Oremet common stock. A total of 10.8 million shares of Allegheny Technologies stock were issued in the merger. The merger was accounted for under the pooling of interests method of accounting and the consolidated financial statements reflect the combined financial position, operating results and cash flows of Allegheny Technologies and Oremet as if they had been combined for all periods presented. Intercompany transactions prior to the merger were not material. The effect of conforming accounting policies was not material. Oremet's operations have been integrated into the High Performance Metals segment. The Company recorded merger and restructuring charges of $19.1 million ($15.7 million net of tax) in 1998 for financial advisory, legal, accounting, severance and other costs associated with the merger.

       In February 1998, the Company acquired Allvac Ltd in the United Kingdom, for approximately $110.0 million in an all-cash transaction.


Note 10. BUSINESS SEGMENTS --

Allegheny Technologies is one of the largest and most diversified producers of specialty materials in the world. It operates in three business segments:
Flat-Rolled Products, High Performance Metals and Industrial Products.

       The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Rome Metals and Allegheny Ludlum's 60% interest in the Chinese joint venture company known as STAL.

       The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire, coil and seamless tube forms, and zirconium chemicals. The companies in this segment include Allvac, Allvac Ltd, Wah Chang and Titanium Industries.

       The Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces large grey and ductile iron castings and carbon, alloy steel and non-ferrous forgings. The companies in this segment are Metalworking Products, including its second quarter 2000 acquisition of a tungsten carbide products operation, Casting Service and Portland Forge.



ATI
---
 42

       Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

       Information on the Company's business segments was as follows:

(In millions)                                   2000          1999          1998
--------------------------------------------------------------------------------
Total sales:
   Flat-Rolled Products                     $1,479.9      $1,322.4      $1,234.8
   High Performance Metals                     800.5         798.0         904.9
   Industrial Products                         280.9         276.7         349.0
--------------------------------------------------------------------------------
   Total sales                               2,561.3       2,397.1       2,488.7

Intersegment sales:
   Flat-Rolled Products                         35.8          25.7          41.7
   High Performance Metals                      65.1          75.3          44.6
--------------------------------------------------------------------------------
   Total intersegment sales                    100.9         101.0          86.3

Sales to external customers:
   Flat-Rolled Products                      1,444.1       1,296.7       1,193.1
   High Performance Metals                     735.4         722.7         860.3
   Industrial Products                         280.9         276.7         349.0
--------------------------------------------------------------------------------
   Total sales to external customers        $2,460.4      $2,296.1      $2,402.4
--------------------------------------------------------------------------------

       The Company's backlog of confirmed orders was approximately $529.0 million at December 31, 2000 and $595.8 million at December 31, 1999.

       Total international sales were $441.7 million in 2000, $448.2 million in 1999 and $447.1 million in 1998. Of these amounts, sales by operations in the United States to customers in other countries were $286.4 million in 2000, $294.7 million in 1999 and $273.7 million in 1998.

(In millions)                                         2000      1999      1998
--------------------------------------------------------------------------------
Operating profit:
   Flat-Rolled Products                              $119.6    $ 85.2    $126.3
   High Performance Metals                             66.5      87.0     156.0
   Industrial Products                                 21.7      12.2      35.8
--------------------------------------------------------------------------------
Total operating profit                                207.8     184.4     318.1
Corporate expenses                                    (30.6)    (38.9)    (36.5)
Interest expense, net                                 (34.4)    (25.9)    (19.4)
Transformation, merger and restructuring costs,
   gains on asset sales and other                     (33.9)     (5.8)    (56.2)
Excess pension income                                  99.9      60.4      43.8
--------------------------------------------------------------------------------
Income from continuing operations before
   income taxes and extraordinary gains              $208.8    $174.2    $249.8
--------------------------------------------------------------------------------


                                                                             ATI
                                                                             ---

       Included in 2000 transformation, merger and restructuring costs, gains on asset sales and other are charges of $29.5 million related to the idling of high-cost titanium sponge production assets, a salaried workforce reduction at Allegheny Ludlum, and costs related to changes in the Company's executive management, partially offset by a gain of $11.0 million on the sale of a minority interest in Gul Technologies Singapore, Ltd. Charges in 1999 were associated with adjusting employee benefit plans as a result of the spin-offs partially offset by a $7.2 million reversal of accrued restructuring costs related to workforce reductions which were implemented at less than expected costs. The Company also recorded charges of $19.1 million in 1998 for severance, financial advisory, legal, accounting, and other costs associated with the acquisition of Oremet, and $19.3 million resulting primarily from special termination benefits granted to approximately 300 Allegheny Ludlum employees who were part of a planned salaried workforce reduction. Costs associated with exiting certain product lines in 1998 and asset impairments resulting from new capital expenditure programs coming on-line resulted in a charge of $29.4 million. Sales and operating results for the exited product lines were not financially material.

       Excess pension income represents the amount of pension income in excess of amounts allocated to business segments to offset pension and other postretirement benefit expenses.

(In millions)                                     2000         1999         1998
--------------------------------------------------------------------------------
Depreciation and amortization:
   Flat-Rolled Products                       $   65.9     $   62.4     $   52.2
   High Performance Metals                        22.3         22.6         19.8
   Industrial Products                            10.6          8.3          7.6
   Corporate                                       0.9          2.0          2.5
--------------------------------------------------------------------------------
                                              $   99.7     $   95.3     $   82.1
--------------------------------------------------------------------------------
Capital expenditures:
   Flat-Rolled Products                       $   25.6     $   43.5     $   62.1
   High Performance Metals                        21.7         11.3         57.6
   Industrial Products                            12.7         18.8         18.8
   Corporate                                       0.2          0.5          0.4
--------------------------------------------------------------------------------
                                              $   60.2     $   74.1     $  138.9
--------------------------------------------------------------------------------
Identifiable assets:
   Flat-Rolled Products                       $1,219.3     $1,270.9     $1,159.2
   High Performance Metals                       599.9        594.3        646.8
   Industrial Products                           184.3        160.7        160.2
   Corporate:
      Pension asset                              593.6        503.7        436.8
      Other                                      179.1        221.0        242.0
   Net assets of discontinued operations            --           --        298.5
--------------------------------------------------------------------------------
                                              $2,776.2     $2,750.6     $2,943.5
--------------------------------------------------------------------------------


Note 11. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS --

The payment obligations under the 6.95% debentures due 2025 issued by Allegheny Ludlum Corporation (the "Subsidiary") are fully and unconditionally guaranteed on a joint and several basis by Allegheny Technologies Incorporated (the "Guarantor Parent"). In accordance with previous positions established by the Securities and Exchange Commission, the following summarized financial information illustrates separately the composition of the Subsidiary, the Non-Guarantor Subsidiaries and the Guarantor Parent. Separate complete financial statements of the Subsidiary are not presented because management has determined that they would not provide additional material information that would be useful in assessing the financial composition of the Subsidiary or the guarantor and non-guarantors. The principal elimination entries eliminate investments in subsidiaries and certain intercompany balances and transactions.


ATI
---
 44

       In 1996, the underfunded defined benefit pension plans of Allegheny Ludlum Corporation were merged with the overfunded defined benefit pension plans of Teledyne, Inc. and Allegheny Technologies became the plan sponsor. As a result, the summarized balance sheet information presented for Allegheny Ludlum Corporation does not include the Allegheny Technologies net prepaid pension asset or the related deferred taxes. Solely for purposes of this presentation, pension income has been allocated to Allegheny Ludlum Corporation and to the Non-Guarantor Subsidiaries to offset pension and postretirement expenses which may be funded with pension assets. This allocated pension income has not been recorded in the financial statements of Allegheny Ludlum Corporation. Additionally, management and royalty fees charged to Allegheny Ludlum Corporation and to the Non-Guarantor Subsidiaries by the parent have been excluded solely for purposes of this presentation.

       Summarized Condensed Financial Information

For the year ended December 31, 2000
-----------------------------------------------------------------------------------------------
                                                            Non-
                              Parent                   Guarantor
(In millions)              Guarantor   Subsidiary   Subsidiaries   Eliminations    Consolidated
-----------------------------------------------------------------------------------------------
Current assets              $    3.1     $  519.3       $  563.3      $   (62.9)       $1,022.8
-----------------------------------------------------------------------------------------------
Non-current assets           2,514.7      1,125.6          662.1       (2,549.0)        1,753.4
-----------------------------------------------------------------------------------------------
Current liabilities            430.2        172.0          324.5         (513.2)          413.5
-----------------------------------------------------------------------------------------------
Non-current liabilities      1,048.4        691.9           69.5         (486.3)        1,323.5
-----------------------------------------------------------------------------------------------
Net sales                         --      1,281.9        1,178.5             --         2,460.4
-----------------------------------------------------------------------------------------------
Gross profit                      --        136.0          385.4          (59.5)          461.9
-----------------------------------------------------------------------------------------------
Net income                  $  132.5     $   59.3       $  157.9      $  (217.2)       $  132.5
-----------------------------------------------------------------------------------------------


       Summarized Condensed Financial Information

For the year ended December 31, 1999
-----------------------------------------------------------------------------------------------
                                                            Non-
                              Parent                   Guarantor
(In millions)              Guarantor   Subsidiary   Subsidiaries   Eliminations    Consolidated
-----------------------------------------------------------------------------------------------
Current assets              $    1.4     $  530.3       $  556.2      $   (54.4)       $1,033.5
-----------------------------------------------------------------------------------------------
Non-current assets           2,448.9      1,178.8          406.8       (2,317.4)        1,717.1
-----------------------------------------------------------------------------------------------
Current liabilities            509.6        180.7          212.8         (363.1)          540.0
-----------------------------------------------------------------------------------------------
Non-current liabilities        740.5        892.7           75.5         (698.3)        1,010.4
-----------------------------------------------------------------------------------------------
Net sales                         --      1,162.3        1,133.8             --         2,296.1
-----------------------------------------------------------------------------------------------
Gross profit                      --        102.8          400.1          (84.7)          418.2
-----------------------------------------------------------------------------------------------
Net income                  $  300.2     $   37.2       $  295.6      $  (332.8)       $  300.2
-----------------------------------------------------------------------------------------------

       Summarized Condensed Financial Information

For the year ended December 31, 1998
-----------------------------------------------------------------------------------------------
                                                            Non-
                              Parent                   Guarantor
(In millions)              Guarantor   Subsidiary   Subsidiaries   Eliminations    Consolidated
-----------------------------------------------------------------------------------------------
Current assets              $    3.0     $  403.2       $  991.8      $  (390.7)       $1,007.3
-----------------------------------------------------------------------------------------------
Non-current assets           2,379.1      1,220.7          556.6       (2,220.2)        1,936.2
-----------------------------------------------------------------------------------------------
Current liabilities             92.1        164.4          719.3         (543.4)          432.4
-----------------------------------------------------------------------------------------------
Non-current liabilities        950.1        599.6           93.8         (472.3)        1,171.2
-----------------------------------------------------------------------------------------------
Net sales                         --      1,072.2        1,330.2             --         2,402.4
-----------------------------------------------------------------------------------------------
Gross profit                      --        145.7          485.4          (60.4)          570.7
-----------------------------------------------------------------------------------------------
Net income                  $  241.2     $   52.0       $  276.6      $  (328.6)       $  241.2
-----------------------------------------------------------------------------------------------


                                                                             ATI
                                                                             ---

Note 12. EARNINGS PER SHARE --

       The following table sets forth the computation of basic and diluted net income per common share:

(In millions except per share amounts)

Years ended December 31,                                                    2000          1999          1998
------------------------------------------------------------------------------------------------------------
Numerator:
   Income from continuing operations before extraordinary gains         $  132.5      $  111.0      $  155.0
   Income from discontinued operations, net of income taxes                   --          59.6          86.2
   Extraordinary gains on sales of operations, net of income taxes            --         129.6            --
------------------------------------------------------------------------------------------------------------
   Numerator for basic and diluted net income per common share -
      Net income                                                        $  132.5      $  300.2      $  241.2
------------------------------------------------------------------------------------------------------------
Denominator:
   Weighted average shares                                                  82.9          95.3          98.2
   Contingent issuable stock                                                 0.1           0.1           0.2
------------------------------------------------------------------------------------------------------------
   Denominator for basic net income per common share                        83.0          95.4          98.4
   Effect of dilutive securities:
      Employee stock options                                                  --           0.5           0.8
------------------------------------------------------------------------------------------------------------
   Dilutive potential common shares                                           --           0.5           0.8
   Denominator for diluted net income per
      common share - adjusted weighted
      average shares and assumed conversions                                83.0          95.9          99.2
------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income from continuing operations before extraordinary gains         $   1.60      $   1.17      $   1.57
   Income from discontinued operations                                        --          0.62          0.88
   Extraordinary gains on sales of operations                                 --          1.36            --
------------------------------------------------------------------------------------------------------------
Basic net income per common share                                       $   1.60      $   3.15      $   2.45
------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income from continuing operations before extraordinary gains         $   1.60      $   1.16      $   1.56
   Income from discontinued operations                                        --          0.62          0.87
   Extraordinary gains on sales of operations                                 --          1.35            --
------------------------------------------------------------------------------------------------------------
Diluted net income per common share                                     $   1.60      $   3.13      $   2.43
------------------------------------------------------------------------------------------------------------

       Weighted average shares issuable upon the exercise of stock options which were not included in the calculation were 4.0 million in 2000 and 2.3 million in 1999 because they were antidilutive.


Note 13. COMMITMENTS AND CONTINGENCIES --

Rental expense under operating leases was $21.9 million in 2000, $24.1 million in 1999 and $22.0 million in 1998. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year as of December 31, 2000, were as follows: $6.8 million in 2001, $5.4 million in 2002, $5.0 million in 2003, $3.8 million in 2004, $3.8 million in 2005 and $8.7 million thereafter.

       The Company is subject to various domestic and international environmental laws and regulations which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a potentially responsible party under the federal Superfund laws and comparable state laws. The Company is currently involved in the investigation and remediation of a number of sites under these laws.

       In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability are further subject


ATI
---
 46
to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number and financial condition of other potentially responsible parties, as well as the extent of their responsibility for the remediation. Accordingly, as investigation and remediation of these sites proceeds, it is likely that adjustments in the Company's accruals will be necessary to reflect new information. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Based on currently available information, however, management does not believe that future environmental costs in excess of those accrued with respect to sites with which the Company has been identified are likely to have a material adverse effect on the Company's financial condition or results of operation. The resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period. In addition, there can be no assurance that additional future developments, administrative actions or liabilities relating to environmental matters will not have a material adverse effect on the Company's financial condition or results of operations.

       At December 31, 2000, the Company's reserves for environmental remediation obligations totaled approximately $50.8 million, of which approximately $14.2 million were included in other current liabilities. The reserve includes estimated probable future costs of $21.7 million for federal Superfund and comparable state-managed sites; $4.0 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $14.1 million for owned or controlled sites at which Company operations have been discontinued; and $11.0 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from third parties other than participating potentially responsible parties.

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

       In connection with the spin-offs of Teledyne and Water Pik, the Company received a tax ruling from the Internal Revenue Service stating that the spin-offs will be tax-free to the Company and the Company's stockholders. While the tax ruling relating to the qualification of the spin-offs as tax-free distributions within the meaning of the Internal Revenue Code generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and uncertainties that, among other things, require the new companies to take or refrain from taking certain actions. If a spin-off were not to qualify as a tax-free distribution within the meaning of the Internal Revenue Code, the Company would recognize taxable gain generally equal to the amount by which the fair market value of the common stock distributed to the Company's stockholders in the spin-off exceeded the Company's basis in the new company's assets. In addition, the distribution of the new company's common stock to Company stockholders would generally be treated as taxable to the Company's stockholders in an amount equal to the fair market value of the common stock they received. If a spin-off qualified as a distribution within the meaning of the Internal Revenue Code but was disqualified as tax-free to the Company because of certain post-spin-off circumstances, the Company would recognize taxable gain as described in the preceding sentence, but the distribution of the new company's common stock to the Company's stockholders in the spin-off would generally be tax-free to each Company stockholder. In the spin-offs, the new companies executed tax sharing and indemnification agreements in which each agreed to be responsible for any taxes imposed on and other amounts paid by the Company, its agents and representatives and its stockholders as a result of the failure of the spin-off to qualify as a tax-free distribution within the meaning of the Internal Revenue Code if the failure or disqualification is caused by post-spin-off actions by or with respect to that company or its stockholders. Potential liabilities under these agreements could exceed the respective new company's net worth by a substantial amount. If either or both of the spin-offs were not to qualify as tax-free distributions to the Company or its stockholders, and



                                                                             ATI
                                                                             ---
either or both of the new companies were unable or otherwise failed to satisfy the liabilities they assumed under the tax sharing and indemnification agreements, the Company could be required to satisfy them without full recourse against the new companies. This could have a material adverse effect on the Company's results of operations and financial condition.

       A number of other lawsuits, claims and proceedings have been or may be asserted against the Company relating to the conduct of its business, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits, environmental and stockholder matters. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to the Company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on the Company's financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on the Company's results of operations for that period.


Note 14. QUARTERLY DATA (UNAUDITED) --

                                                                           Quarter Ended
-----------------------------------------------------------------------------------------------------------------
(In millions except share and per share amounts)      March 31          June 30     September 30      December 31
-----------------------------------------------------------------------------------------------------------------
2000 -
Sales                                              $     625.4      $     638.3      $     612.0      $     584.7
Gross profit                                             114.7            123.5            121.5            102.2
Net income                                         $      41.3      $      43.7      $      42.1      $       5.4
-----------------------------------------------------------------------------------------------------------------
Basic net income per common share                  $      0.47      $      0.53      $      0.52      $      0.07
Diluted net income per common share                $      0.47      $      0.53      $      0.52      $      0.07
-----------------------------------------------------------------------------------------------------------------
Average shares outstanding                          87,200,676       82,793,360       81,116,579       80,268,630
-----------------------------------------------------------------------------------------------------------------

1999 -
Sales                                              $     585.5      $     572.7      $     562.5      $     575.4
Gross profit                                             122.6            114.3             91.2             90.1
Income from continuing operations before
   extraordinary gain                                     40.4             36.6             20.9             13.1
Income from discontinued operations                       20.2             20.7             17.1              1.6
Extraordinary gains on sales of operations                  --               --            129.6               --
Net income                                                60.6             57.3            167.6             14.7
-----------------------------------------------------------------------------------------------------------------
Basic net income per common share:
   Income from continuing operations before
      extraordinary gains                          $      0.41      $      0.38      $      0.22      $      0.14
   Income from discontinued operations                    0.21             0.22             0.18             0.02
   Extraordinary gains on sales of operations               --               --             1.36               --
Basic net income per common share                  $      0.62      $      0.60      $      1.76      $      0.16
-----------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
   Income from continuing operations before
      extraordinary gains                          $      0.41      $      0.38      $      0.21      $      0.14
   Income from discontinued operations                    0.21             0.21             0.18             0.02
   Extraordinary gains on sales of operations               --               --             1.36               --
Diluted net income per common share                $      0.62      $      0.59      $      1.75      $      0.16
-----------------------------------------------------------------------------------------------------------------
Average shares outstanding                          97,117,966       96,062,774       95,160,827       92,848,915
-----------------------------------------------------------------------------------------------------------------


       The 2000 fourth quarter includes after-tax costs of $20.0 million related to the idling of a high-cost titanium sponge production assets, a salaried workforce reduction at Allegheny Ludlum, and costs related to changes in the Company's executive management.

       The 2000 first quarter includes after-tax gains of $7.1 million associated with the sale of a minority interest in Gul Technologies Singapore, Ltd. offset by after-tax costs of $2.1 million for exiting the tungsten mill products business of Metalworking Products.

       The 1999 fourth quarter included $7.8 million in after-tax costs associated with adjusting employee benefit plans as a result of the spin-offs and facilities start-up costs. These items were partially offset by the reversal of restructuring costs accrued in 1998 related to workforce reductions at less than expected costs and by a net gain from the sale of surplus real estate.

       The Company paid a cash dividend of $0.20 and $0.32 per share on its common stock in each of the 2000 and 1999 quarters, respectively.


ATI
---
 48

COMMON STOCK PRICES

(Per quarter)

2000                                1st Qtr.    2nd Qtr.    3rd Qtr.    4th Qtr.
--------------------------------------------------------------------------------
Allegheny Technologies
   High                             $ 23.75     $ 26.81     $ 22.63     $ 21.00
   Low                              $ 16.13     $ 17.98     $ 17.06     $ 12.50
--------------------------------------------------------------------------------

1999                                1st Qtr.    2nd Qtr.    3rd Qtr.    4th Qtr.
--------------------------------------------------------------------------------
Allegheny Technologies
High                                $ 46.38     $ 48.38     $ 47.75     $ 34.88
Low                                 $ 37.00     $ 36.75     $ 31.75     $ 20.25
--------------------------------------------------------------------------------

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

       Immediately following the spin-offs, the Company effected a one-for-two reverse split of its common stock and changed its name from Allegheny Teledyne Incorporated to Allegheny Technologies Incorporated and its symbol on the New York Stock Exchange from "ALT" to "ATI". Stock prices have been adjusted for all periods presented to reflect the one-for-two reverse stock split.

       As of December 31, 2000, there were approximately 7,990 record holders of Allegheny Technologies common stock.


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

       The Audit Committee of the Board of Directors is composed of five non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.


/s/ Robert P. Bozzone       /s/ Richard J. Harshman     /s/ Dale Reid

R. P. Bozzone               R. J. Harshman              D. G. Reid
President and               Vice President,             Vice President,
Chief Executive Officer     Finance and                 Controller and
                            Chief Financial Officer     Chief Accounting Officer


                                                                             ATI
                                                                             ---

SELECTED FINANCIAL DATA

For the Years Ended December 31,                       2000          1999          1998          1997          1996
-------------------------------------------------------------------------------------------------------------------
Volume:
   Flat-Rolled Products (finished tons)             605,650       592,550       537,800       542,200       535,500
   High Performance Metals - nickel-based
      and specialty steel alloys (000's lbs.)        46,612        43,905        44,182        28,546        28,731
   High Performance Metals - titanium
      mill products (000's lbs.)                     24,872        22,792        24,739        29,872        27,113
   High Performance Metals - exotic
      alloys (000's lbs.)                             3,781         3,756         4,690         4,860         3,292
-------------------------------------------------------------------------------------------------------------------
Average Prices:
   Flat-Rolled Products (per finished ton)         $  2,365      $  2,081      $  2,194      $  2,371      $  2,524
   High Performance Metals - nickel-based
      and specialty steel alloys (per lb.)         $   5.86      $   5.98      $   7.33      $   8.45      $   7.28
   High Performance Metals - titanium
      mill products (per lb.)                      $  10.84      $  11.70      $  14.03      $  14.03      $  12.45
   High Performance Metals - exotic
      alloys (per lb.)                             $  34.83      $  34.77      $  29.69      $  26.41      $  31.92
-------------------------------------------------------------------------------------------------------------------

(In millions except per share amounts)

Sales:
   Flat-Rolled Products                            $1,444.1      $1,296.7      $1,193.1      $1,285.5      $1,351.5
   High Performance Metals                            735.4         722.7         860.3         865.5         722.1
   Industrial Products                                280.9         276.7         349.0         349.9         344.7
Sales                                              $2,460.4      $2,296.1      $2,402.4      $2,500.9      $2,418.3
-------------------------------------------------------------------------------------------------------------------
Operating profit:
   Flat-Rolled Products                            $  119.6      $   85.2      $  126.3      $  139.6      $  175.8
   High Performance Metals                             66.5          87.0         156.0         181.2         121.8
   Industrial Products                                 21.7          12.2          35.8          42.9          29.0
Operating profit                                   $  207.8      $  184.4      $  318.1      $  363.7      $  326.6
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations
   before extraordinary items                      $  132.5      $  111.0      $  155.0      $  230.4      $  135.3
Income from discontinued operations                      --          59.6          86.2          98.4         113.5
Extraordinary gains on sales of operations               --         129.6            --            --            --
Extraordinary loss on redemption of debt                 --            --            --            --         (13.5)
Net income                                         $  132.5      $  300.2      $  241.2      $  328.8      $  235.3
-------------------------------------------------------------------------------------------------------------------
Basic net income per common share:
Income from continuing operations
   before extraordinary items                      $   1.60      $   1.17      $   1.57      $   2.34      $   1.39
Income from discontinued operations                      --          0.62          0.88          1.00          1.19
Extraordinary gains on sales of operations               --          1.36            --            --            --
Extraordinary loss on redemption of debt                 --            --            --            --         (0.14)
Basic net income per common share                  $   1.60      $   3.15      $   2.45      $   3.34      $   2.44
-------------------------------------------------------------------------------------------------------------------
Diluted net income per common share:
Income from continuing operations
   before extraordinary items                      $   1.60      $   1.16      $   1.56      $   2.30      $   1.37
Income from discontinued operations                      --          0.62          0.87          0.98          1.16
Extraordinary gains on sales of operations               --          1.35            --            --            --
Extraordinary loss on redemption of debt                 --            --            --            --         (0.14)
Diluted net income per common share                $   1.60      $   3.13      $   2.43      $   3.28      $   2.39
-------------------------------------------------------------------------------------------------------------------


ATI
---
 50

For the Years Ended December 31,           2000           1999           1998           1997           1996
-----------------------------------------------------------------------------------------------------------
Dividends declared
   Allegheny Technologies             $    0.80      $    1.28      $    1.28      $    1.28      $    0.32
   Allegheny Ludlum Corporation       $      --      $      --      $      --      $      --      $    0.84
   Teledyne, Inc.                     $      --      $      --      $      --      $      --      $    1.04
-----------------------------------------------------------------------------------------------------------
Working capital                       $   609.3      $   493.5      $   574.9      $   679.1      $   612.9
-----------------------------------------------------------------------------------------------------------
Total assets                          $ 2,776.2      $ 2,750.6      $ 2,943.5      $ 2,638.5      $ 2,648.2
-----------------------------------------------------------------------------------------------------------
Long-term debt                        $   490.6      $   200.3      $   430.6      $   313.6      $   429.2
-----------------------------------------------------------------------------------------------------------
Stockholders' equity                  $ 1,039.2      $ 1,200.2      $ 1,339.9      $ 1,244.6      $ 1,075.4
-----------------------------------------------------------------------------------------------------------

At a stockholders' meeting held in November 1999, the Company's stockholders approved a one-for-two reverse stock split of the Company's stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. All references to number of shares and per share amounts have been restated to reflect the reverse stock split.

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

       Net income included after-tax gains of $34.1 million on the divestitures of certain non-strategic businesses and the sale of investments in 1997 and $37.6 million on the sale of Teledyne, Inc.'s defense vehicle business and surplus California real estate in 1996.

       Net income was adversely affected by after-tax merger and restructuring charges of $18.7 million in 2000, $45.8 million in 1998, $7.6 million in 1997 and $42.9 million in 1996. The 1996 amount also include Teledyne, Inc.'s proxy contest charges.

       Results of operations included after-tax charges of $4.1 million in 1997 and $4.7 million in 1996 related to the settlement by Teledyne, Inc. of certain legal matters with the U.S. Government.

       Teledyne, Inc. dividends declared included $0.16 per equivalent share in 1996 paid in face amount of Teledyne, Inc.'s Series E Cumulative Preferred Stock. The Teledyne, Inc. Series E Cumulative Preferred Stock was redeemed for cash in 1996.

       In August 1996, Allegheny Ludlum Corporation and Teledyne, Inc. combined to form Allegheny Technologies, which was formerly known as Allegheny Teledyne Incorporated.

                                                                             ATI
                                                                             ---
                                                                              51