Form 10-K, Exhibit 13
period 2002-12-31
ALLEGHENY TECHNOLOGIES INC
filed 2003-03-24
CIK 1018963

                                                                  Exhibit 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allegheny Technologies Incorporated is one of the largest and most diversified producers of specialty materials in the world. We use innovative technologies to offer global markets a wide range of specialty materials. High-value products include super stainless steel, nickel-based and cobalt-based alloys and superalloys, titanium and titanium alloys, specialty steels, tungsten materials, exotic alloys, which include zirconium, hafnium and niobium, and highly engineered strip and Precision Rolled Strip(R) products. In addition, we produce commodity specialty materials such as stainless steel sheet and plate, silicon electrical and tool steels, and forgings and castings. Unless the content requires otherwise, "we," "our", "us" and similar terms refer to Allegheny Technologies Incorporated and its subsidiaries.

        Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements. Actual results or performance could differ materially from those encompassed within such forward looking statements as a result of various factors, including those described below.

OVERVIEW

2002 was a very difficult year. Business conditions in most of our markets were weak throughout the year, resulting in a net loss for 2002 of $65.8 million, or $0.82 per share. Sales declined 10% in 2002 to $1,907.8 million as weak demand, especially in the commercial aerospace, electrical energy and capital goods markets, adversely affected our business segments.

        Continued weak demand and pricing for products of the Flat-Rolled Products segment, particularly commodity stainless steel, resulted in a 3.7% decline in this segment's sales as compared to 2001 and an operating loss of $7.9 million. We believe that overall reduced demand for commodity stainless steel products is due to unfavorable general economic conditions, and that pricing for these products has been and in the near term is likely to continue to be adversely affected by those conditions and by industry overcapacity and intense competition. Sales of High Performance Metals segment products declined 18.4% and the segment's operating profit declined by 62% to $31.2 million in 2002, as compared to 2001, largely due to reduced demand for products sold to commercial aerospace and power generation markets. Recovery of the markets for our products will depend, in part, on significant improvement in general economic conditions.

        The decline in the equity markets over the past three years has had a significant negative impact on our financial results. In the 2002 fourth quarter, in accordance with accounting standards, we recorded a charge against stockholders' equity of $406 million, net of deferred taxes, in recognition of the decline in pension plan investments to a level below that of the accumulated pension benefit obligation ("ABO"). This charge did not affect earnings and does not have a cash impact. In addition, this charge does not affect our compliance with covenants in our unsecured bank credit agreement. In accordance with accounting standards, the full charge against stockholders' equity would be reversed in subsequent years if the value of pension plan investments returns to a level that exceeds the ABO as of a future annual measurement date. We do not expect to be required to make cash contributions to the defined benefit pension plan during the next several years based upon current actuarial analyses and forecasts. However, a further significant decline in the value of plan investments in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. Depending on the timing and amount, a requirement that we fund our defined benefit pension plan could have a material adverse effect on our results of operations and financial condition.

        The decline in the equity markets has also resulted in a significant increase in retirement benefit expense. Retirement benefit expense was $21.8 million, pre-tax, for 2002 compared to pre-tax income of $53.1 million for 2001 and $99.9 million for 2000.

        Given the continuing near term uncertainties facing many of our commercial markets, the Board of Directors, in the 2002 fourth quarter, reduced the quarterly dividend paid on shares of our common stock from $0.20 per share to $0.06 per share.

        We anticipated that 2002 would present challenging conditions in most of our markets. As a result, our top priorities were to enhance our leading market positions while reducing costs, generating cash and reducing debt.


        Accomplishments in these areas during 2002 include:

                                                   ATI | Annual Report 2002 | 9

- We had a number of gains with customers, which should improve our position in key markets beginning in 2003. In the Flat-Rolled Products segment, we improved our 2003 position with major distributors of commodity stainless steel products in large part due to our superior reputation for quality and delivery reliability. We were awarded a new long-term agreement (LTA) with a manufacturer of electrical transformers representing potentially 30,000 new tons annually of silicon electrical steel shipments. In addition, our STAL Precision Rolled Strip(R) products operation in Shanghai, China won several new contracts in that rapidly growing market. In the High Performance Metals segment, we finalized a significant LTA and achieved gains at other customers for our premium nickel-based alloys, superalloys and titanium alloys products.

- Cash flow from operations in 2002 was $204 million. We generated free cash flow (operating cash flow less investing activities and dividend payments) of $111 million. We used this free cash flow to repay $86 million of debt and increase cash on hand by $26 million. There were no borrowings outstanding at the end of 2002 under our $250 million unsecured domestic bank credit facility.

- Managed working capital (gross inventory and accounts receivable less accounts payable) was reduced by $146 million, more than double our full year 2002 reduction goal of $65 million. Over the last two years, we have reduced managed working capital by over $270 million. At the end of 2002, managed working capital was 33% of annualized sales compared to 37% at the end of 2001.

- We realized $135 million in gross cost reductions, before the effects of inflation, exceeding our 2002 goal of $100 million. A significant portion of these cost reductions resulted from our efforts to improve productivity and align the size of our workforce with current business conditions. During 2002, we reduced our workforce by approximately 10%, which is expected to result in annual savings of $37 million. Since 2000, the workforce has been reduced by approximately 1,700 employees, or 15%.

- Over the past three years, we have taken significant steps to restructure our operations. In 2002, we indefinitely idled our Massillon, OH stainless steel plate facility, primarily due to poor demand for wide continuous mill plate products. In 2001, we permanently idled the Flat-Rolled Products melt shop and associated service operations located in Houston, PA after determining that this facility could no longer be operated economically in the highly competitive global stainless steel market. In 2000, we permanently idled the high-cost titanium sponge production assets of the High Performance Metals segment.

- As a result of the Company's continuing focus on safety, in 2002 the OSHA Total Recordable Incident Rate improved 16%, the Lost Day Case Rate improved 14%, and the Lost Time Case Rate improved 17% compared to 2001.

- We continue to invest in our businesses to enhance our specialty materials capabilities, increase efficiencies and reduce costs. During 2002, we announced two major projects; a $35 million investment in two new electric arc furnaces for our Flat-Rolled Products melt shop located in Brackenridge, PA, and a $30 million program to enhance the capabilities of our High Performance Metals long products rolling mill facility located in Richburg, SC. These projects are scheduled to be fully completed in 2004.

        Business conditions remain very difficult and uncertain as 2003 begins. We are staying focused on improving operating profit in all business segments by enhancing our leading market positions and reducing costs, while conserving cash. In 2003, our initial cost reduction goal is $90 million and we intend to further improve upon the gains we made in reducing managed working capital in 2002.

RESULTS OF OPERATIONS

Sales were $1.91 billion in 2002, $2.13 billion in 2001 and $2.46 billion in 2000. International sales represented approximately 23 percent of total sales in 2002 and 2001, and 18 percent in 2000.

        Operating profit was $27.3 million in 2002, $54.3 million in 2001, and $207.8 million in 2000. For 2002 and 2001, losses before taxes were $103.8 million and $36.4 million, respectively. This compares with income before tax of $208.8 million in 2000. A severe decline in the equity markets in both 2000 and 2001 and higher benefit liabilities from long-term labor contracts negotiated in 2001 resulted in a pre-tax retirement benefit expense of $21.8 million for 2002 compared to pre-tax retirement benefit income of $53.1 million for 2001 and $99.9 million for 2000. In accordance with new accounting standards, operating results for 2002 exclude goodwill amortization expense while 2001 and 2000 included goodwill amortization expense of $5.8 million and $5.7 million, respectively. For 2002 and 2001, net losses from operations were $65.8 million and $25.2 million, respectively. In 2000, net income was $132.5 million. The net loss for 2002 included after-tax charges of $27.0 million related to the indefinite


10 | Annual Report 2002 | ATI
idling of our Massillon, OH stainless steel plate facility and workforce reductions. In 2001, the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments resulted in an after-tax charge of $47.8 million. Net income for 2000 included after-tax charges of $20.0 million related to permanently idling the high-cost titanium sponge production assets of the High Performance Metals segment and employee severance costs.

        We operate in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products. These segments represented the following percentages of our total revenues for the years indicated:

                                            2002   2001   2000
                                            ----   ----   ----
               Flat-Rolled Products         55%    51%    59%
               High Performance Metals      33%    36%    30%
               Industrial Products          12%    13%    11%

        Information with respect to our business segments is presented below and in Note 10 of the Notes to Consolidated Financial Statements.

FLAT-ROLLED PRODUCTS

(In millions)                                            2002    % Change          2001     % Change        2000
=================================================================================================================
Sales to external customers                          $1,048.2       (3.7%)     $1,088.4       (24.6%)   $1,444.1
-----------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                  (7.9)      79.3%         (38.1)                   119.6
-----------------------------------------------------------------------------------------------------------------
Operating profit (loss) as a percentage of sales        (0.8%)                    (3.5%)                    8.3%
-----------------------------------------------------------------------------------------------------------------
International sales as a percentage of sales            11.7%                     11.9%                     7.3%
=================================================================================================================


ATI Flat-Rolled
Products Shipped

(thousands of tons)

 98     99      00     01     02
----   ----    ----   ----   ----
 538    593     609    498    487

        Our Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products, as well as silicon electrical steels and tool steels. The operations in this segment include Allegheny Ludlum, Allegheny Rodney, Rome Metals, and Allegheny Ludlum's 60% interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Co., Ltd ("STAL"). The remaining 40% interest in STAL is owned by Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the segment's operating results with the 40% interest of our minority partner recognized on the balance sheet in other long-term liabilities.

2002 Compared to 2001

        Sales for the Flat-Rolled Products segment decreased 3.7% in 2002 resulting in an operating loss of $7.9 million for the year. Operating results continued to be severely impacted by very low demand and declining prices for most stainless steel products, but improved compared to 2001 results due to on-going efforts to reduce costs. Finished tons shipped in 2002 further declined by 2% to 487,335 tons compared to shipments of 498,066 tons for 2001. The average price of flat-rolled products decreased by 1% to $2,134 per ton in the 2002 period. Shipments of commodity products (including stainless steel hot roll and cold roll sheet, stainless steel plate and silicon electrical steel, among other products) decreased 5% while average prices for these products were flat. The decline in shipments was primarily attributable to continued depressed demand for stainless steel sheet and plate due to the weak U.S. industrial economy. The slight increase in average prices was primarily due to higher raw material surcharges, principally for nickel. High-value product shipments in the segment (including strip, Precision Rolled Strip(R), super stainless steel, nickel alloy and titanium products) increased 5%, while average prices for high-value products decreased 7%. Increased shipments of Precision Rolled Strip(R) products in Europe and Asia were partially offset by the overall decline in shipments of other high-value products. Certain of these high-value products are used in the consumer durables and capital goods markets, both of which were impacted by the weak U.S. economy, which negatively affected prices. Operating results for 2002 were also adversely affected by settlement of a dispute with the United Steelworkers of America ("USWA") regarding profit sharing related to prior years, which resulted in a pre-tax charge of $3.9 million in the fourth quarter.


                                                   ATI | Annual Report 2002 | 11

        During 2002, in light of the poor business conditions, we continued to aggressively reduce costs and achieved gross cost reductions, before the effects of inflation, of $80 million for the full year. We indefinitely idled our Massillon, OH stainless steel plate facility, due primarily to poor demand for wide continuous mill plate products. This action resulted in a pre-tax, non-cash asset impairment charge of $34.4 million in the 2002 fourth quarter. In addition, during the 2002 third quarter, we announced further workforce reductions of approximately 230 salaried employees representing approximately 20% of the salaried workforce. These workforce reductions were substantially complete by the end of the third quarter and resulted in a pre-tax severance charge of $4 million, net of pension curtailment gain, in the 2002 third quarter. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $18 million. Since 2000, the salaried workforce has been reduced by approximately 33%. During the third quarter of 2002, we announced a capital investment designed to significantly reduce operating costs and increase productivity at the Flat-Rolled Products melt shop located in Brackenridge, PA. We plan to install two new high-powered electric arc furnaces and related equipment at a cost of approximately $35 million. Cost savings are estimated to be over $20 million annually after completion of the project. The first furnace is scheduled to be operational in December of 2003, and the second furnace is expected to be operational in December 2004.

2001 Compared to 2000

Sales for the segment decreased 24.6% in 2001 resulting in an operating loss of $38.1 million for the year. During 2001, operating results were severely impacted by very low demand and poor prices for many stainless steel products. Finished tons shipped in 2001 declined by 18% to 498,066 tons compared to shipments of 608,601 tons for 2000. The average price of flat-rolled products in 2001 decreased by 9% to $2,162 per ton compared to $2,354 per ton in the same 2000 period. Commodity product shipments in the segment (including stainless steel hot roll and cold roll sheet, stainless steel plate and silicon electrical steel, among other products) decreased 20%. Average prices for commodity products decreased 16% during the same period. These decreases were primarily attributable to weak demand for stainless steel sheet and plate due to the weak U.S. industrial economy. High-value product shipments in the segment (including strip, Precision Rolled Strip(R), super stainless steel, nickel alloy and titanium products) decreased 12%, while average prices for high-value products decreased 1%. Certain of these high-value products are used largely in the automotive industry and capital goods markets, both of which were impacted by the weak U.S. economy. Increased international sales, primarily of Precision Rolled Strip(R) products, in Europe and Asia were offset by the overall decline in shipments of high-value products in the U.S.

        Operating results were also adversely affected by $14.3 million in higher energy costs, on a volume-adjusted basis, in 2001 compared to the prior year. In addition, during 2001, accounts receivable reserves were increased by $7.3 million in recognition of the decline in the economy and the reduced availability of credit.

        The decline in operating results was partially offset by ongoing cost reductions in the segment's Allegheny Ludlum operation, including a 10 percent salaried workforce reduction that was completed in the first quarter of 2001 and a further 5 percent reduction in staff at the end of 2001. Gross cost reductions, before the effects of inflation, for 2001 totaled approximately $80 million.

        During the 2001 fourth quarter, we permanently idled the melt and associated service operations located at our Houston, PA facility. We had determined that this facility could no longer be operated economically. This cost reduction action affected approximately 225 employees. A pre-tax charge of $70.0 million, primarily non-cash, for the related asset impairments, employee benefits, and other closure costs was recorded in the 2001 fourth quarter. These expenses are presented as restructuring costs on the statements of operations and are not included in the results for the segment. These cost reduction actions resulted in annual pre-tax cost savings of approximately $12 million, beginning in 2002.

HIGH PERFORMANCE METALS

(In millions)                                      2002     % Change        2001     % Change       2000
=========================================================================================================
Sales to external customers                      $630.0       (18.4%)     $771.8         4.9%     $735.4
---------------------------------------------------------------------------------------------------------
Operating profit                                   31.2       (62.0%)       82.0        23.3%       66.5
---------------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales          5.0%                    10.6%                    9.0%
---------------------------------------------------------------------------------------------------------
International sales as a percentage of sales      39.3%                    36.0%                   34.9%
=========================================================================================================


12 | Annual Report 2002 | ATI

Our High Performance Metals segment produces, converts and distributes a wide range of high performance alloys including nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, exotic alloys such as zirconium, hafnium, niobium, tantalum and their related alloys, and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire, coil and seamless tube forms. The operations in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang, which also produces and sells zirconium chemicals.

ATI Nickel-Based
and Specialty Steel
Alloys Shipped

(thousands of lbs.)

  98        99        00        01        02
 ----      ----      ----      ----      ----
44,182    43,905    46,612    51,899    35,832

2002 Compared to 2001

Sales for the High Performance Metals segment declined 18.4% in 2002 primarily as a result of reduced demand for nickel-based alloys and superalloys, and titanium and titanium-based alloys from the segment's two largest markets, commercial aerospace and power generation. This decrease in sales was partially offset by improved shipments of exotic alloys primarily for the mining, high energy physics, government and corrosion markets. Shipments of nickel-based and specialty steel alloys decreased 31%, while average prices increased 1%. Titanium mill products shipments decreased 17% and average prices increased 1%. Shipments for exotic alloys increased 7% and average prices increased 8%. Increases in prices for 2002 were primarily the result of favorable product mix.

        Operating profit for 2002 declined 62% primarily as a result of the reduced sales volume, which was partially offset by efforts to reduce costs. Gross cost reductions, before the effects of inflation, for 2002 totaled approximately $42 million. Operating profit in 2002 was also adversely impacted by the effects of a seven month labor strike settled in March 2002 at our Wah Chang operation, which is involved in the production of exotic alloys.

        Backlog of confirmed orders for the segment was approximately $300 million at December 31, 2002 and approximately $350 million at December 31, 2001. While the backlog for our exotic materials remains strong, we expect demand for products used in commercial aerospace, which historically has been the segment's largest end-use market, to remain depressed in 2003. As a result, in the 2002 third and fourth quarters we announced further workforce reductions which affected approximately 285 employees at the Allvac and Allvac Ltd operations. In connection with these reductions, which will be completed in the first half of 2003, we recorded pre-tax charges of $3.3 million for the related severance costs. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $12 million.

ATI Titanium Mill
Products Shipped

(thousands of lbs.)

  98        99        00        01        02
 ----      ----      ----      ----      ----
24,739    22,792    24,798    23,070    19,044

ATI Exotic
Alloys Shipped

(thousands of lbs.)

  98        99        00        01        02
 ----      ----      ----      ----      ----
 4,690     3,756     3,691     3,457     3,712

        In the 2002 first quarter, we announced a net $30 million capital investment designed to enhance the capabilities of our High Performance Metals Richburg, SC long products rolling mill facility. The project includes mutual conversion agreements with AvestaPolarit's U.S. subsidiary, AvestaPolarit, Inc. The agreement gives us access to process high performance long products at AvestaPolarit's facility and gives AvestaPolarit access to process stainless steel long products at our Richburg facility. The project should be completed in the second half of 2004.

2001 Compared to 2000

Sales for the High Performance Metals segment increased 4.9% in 2001 as a result of continued strong shipments of high-value products to the aerospace, electrical energy, and oil and gas markets due, in part, to the strong order backlog at the end of 2000 and the first half of 2001. Shipments of nickel-based alloys and superalloys and specialty steel alloys increased 11% and prices increased 8%. Titanium mill products shipments decreased 7% and prices increased 8%. Shipments and prices for exotic alloys were down 6%.

        Operating profit for 2001 increased 23.3% compared to 2000 primarily as a result of higher prices due to strong market conditions, combined with favorable product mix and cost reduction efforts. Gross cost reductions, before the effects of inflation, for 2001 totaled approximately $27 million. However, operating profit was adversely affected by $14.1 million in higher energy costs in the first nine months of 2001 compared to the prior year.

        During the 2001 third quarter, USWA employees at the Wah Chang facility, located in Albany, Oregon, went on strike after the union membership rejected the previously negotiated tentative contract. After a brief shutdown, and while discussions continued, full operation of the plant was resumed with management, salaried employees and replacement workers. The Wah Chang facility is involved in the production of exotic alloys including zirconium, hafnium and niobium, and the strike did not impact our other operations.

        During the 2001 fourth quarter, we divested our North American operations of our titanium distribution company, Titanium Industries Inc. Results of operations for this business for 2001 and proceeds from the disposition of this business were not material.


                                                   ATI | Annual Report 2002 | 13

        Backlog of confirmed orders for the segment was approximately $350 million at December 31, 2001 and approximately $375 million at December 31, 2000. Based on expectations of weaker demand for products used in commercial aerospace, which historically has been the segment's largest end-use market, in the 2001 fourth quarter we announced workforce reductions affecting approximately 220 employees at the Allvac and Allvac Ltd operations. In connection with these reductions, which were completed in the 2002 first quarter, we recorded a pre-tax charge of $1.8 million for the severance related costs. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $5 million.

INDUSTRIAL PRODUCTS

(In millions)                                        2002   % Change        2001   % Change        2000
========================================================================================================
Sales to external customers                      $  229.6     (14.3%)   $  267.8      (4.7%)   $  280.9
--------------------------------------------------------------------------------------------------------
Operating profit                                      4.0     (61.5%)       10.4     (52.1%)       21.7
--------------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales            1.7%                   3.9%                   7.7%
--------------------------------------------------------------------------------------------------------
International sales as a percentage of sales        30.5%                  34.4%                  28.4%
========================================================================================================

        Our Industrial Products segment's principal business consists of the production of tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces carbon alloy steel forgings and large grey and ductile iron castings. The companies in this segment are Metalworking Products, Portland Forge and Casting Service.

2002 Compared to 2001

Sales and operating profit for the Industrial Products segment decreased 14.3% and 61.5%, respectively, in 2002. Continued weak demand from most U.S. industrial markets negatively impacted operating results for all businesses in the segment. The decline in operating results was partially offset by ongoing efforts to reduce costs, which totaled approximately $12 million in 2002. During the second half of 2002, we announced workforce reductions of approximately 150 employees primarily at the European operations of Metalworking Products. These workforce reductions will be substantially complete by the end of the first half of 2003 and resulted in a pre-tax severance charge of $1.1 million in the 2002 fourth quarter. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $8 million.

2001 Compared to 2000

Sales and operating profit for the Industrial Products segment decreased 4.7% and 52.1%, respectively, in 2001. Weak demand from most U.S. industrial markets negatively impacted operating results for all businesses in the segment. In addition, during 2001 accounts receivable reserves were increased by $1.7 million in recognition of the decline in the economy and the reduced availability of credit. The decline in operating results was partially offset by ongoing efforts to reduce costs, which totaled approximately $9 million in 2001.


RESTRUCTURING AND OTHER COSTS, NET OF GAINS ON ASSET SALES

Restructuring Costs

Restructuring costs were $42.8 million, $74.2 million, and $29.5 million in 2002, 2001 and 2000, respectively.

        In 2002, we recorded total charges of $42.8 million related to the indefinite idling of our Massillon, OH stainless steel plate facility, due to continuing poor demand for wide continuous mill plate products, and further workforce reductions across all of our operations. The Massillon, OH stainless steel plate facility was indefinitely idled in the 2002 fourth quarter, and resulted in a pre-tax non-cash asset impairment charge of $34.4 million, representing the excess of the book value of the facility over its estimated fair market value. In addition, during the second half of 2002, and in light of the continuing decline in demand for our products in the markets served, we announced workforce reductions of approximately 665 employees. These workforce reductions, which will be substantially complete by the end of the first half of 2003, resulted in a pre-tax, primarily cash, severance charge of $8.4 million, net of pension curtailment gain. These expenses are presented as restructuring costs on the statement of operations and are not included in segment results. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $38 million when completed.


14 | Annual Report 2002 | ATI

        Of the $42.8 million restructuring charge recorded in 2002, $6.4 million, net of tax benefits, will result in expenditures of cash, of which $4.3 million remains to be paid in 2003. Cash to meet these obligations is expected to be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines.

        In 2001, we recorded total charges of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. Of this aggregate charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all of our business segments and headquarters operations, and were substantially complete by the end of 2001. These cost reduction actions resulted in pre-tax cost savings of approximately $19 million in 2002. Of the $74.2 million restructuring charges recorded in 2001, approximately $3.0 million, net of tax benefits, resulted in expenditures of cash, the majority of which was paid in 2002. Cash to meet these obligations was generated from internally generated funds from operations and cash on hand.

        In 2000, we recorded total restructuring charges of $29.5 million. The 2000 charges included $13.3 million for asset impairments and $6.7 million for employee termination benefits, primarily severance pay, and other contractual obligations related to the decision in the 2000 fourth quarter to permanently idle the high-cost titanium sponge production assets of the High Performance Metals segment. We ceased titanium sponge production in the first half of 2001, and costs associated with operating the facility in 2001 were included in results of operations as they were incurred. The 2000 charges also included $3.1 million related to a 10% salaried workforce reduction at our Allegheny Ludlum operations. The salaried workforce was notified by management of the planned workforce reduction and of the availability of termination benefits prior to December 31, 2000. The reduction in workforce was completed in the 2001 first quarter, and resulted in approximately $11 million in cost savings in 2001. In addition, restructuring and transformation charges for 2000 included $6.4 million for costs related to changes in the Company's executive management. Two executives left the Company in the 2000 fourth quarter. Both of these executives were parties to employment and severance arrangements with the Company that obligated Allegheny Technologies to make specific payments to them as a result of their departure.

        At December 31, 2002, substantially all cash expenditures related to the 2001 and 2000 restructuring charges had been paid.

Retirement Benefit Expense (Income)

Significantly lower pension investments as a result of severe declines in the equity markets in 2000 and 2001, and higher benefit liabilities from long-term labor contracts negotiated in 2001 resulted in a pre-tax retirement benefit expense of $21.8 million for 2002 compared to pre-tax income of $53.1 million for 2001 and $99.9 million for 2000, which had a negative effect on both cost of sales and selling and administrative expenses.

        As a result of the substantially lower value of pension plan investments, combined with the changes in assumptions (discussed in Critical Accounting Policies - Retirement Benefits) and higher projected retiree healthcare costs, we expect pre-tax retirement benefit expenses to increase significantly in 2003, based upon current actuarial assumptions, to approximately $140 million, compared to $21.8 million in 2002. Approximately 79%, or $110 million, of the estimated 2003 retirement benefit expense will be non-cash.

Sales of Assets and Other

Gains on sales of assets and other includes pre-tax gains and losses on the sale of surplus real estate, non-strategic investments and other assets, which are primarily included in other income (expense) in the statement of operations, as well as charges incurred in connection with closed operations. These items resulted in net charges of $11.6 million, $14.8 million and $4.4 million in 2002, 2001 and 2000, respectively. In 2002, we recognized a pre-tax charge of $6.5 million for our approximate 30% share of the net losses in New Piper Aircraft ("New Piper"), and for the write-off of the carrying value of this investment. This investment, which is held for sale, is accounted for using the equity method. Based on New Piper's fourth quarter 2002 realization of additional losses, and adverse trends in its liquidity and financial condition, we determined in the 2002 fourth quarter that it was more likely than not that the carrying value of our equity interest in New Piper was not recoverable. In 2001, a pre-tax charge of $5.6 million was recorded to write-off our minority interest in the e-Business site, MetalSpectrum, which terminated operations during the 2001 second quarter. In 2000, we realized a gain of $11.0 million on the sale of a minority interest in Gul Technologies Singapore, Ltd.


                                                   ATI | Annual Report 2002 | 15

INTEREST EXPENSE, NET

Interest expense, net of interest income, was $34.3 million for 2002 compared to $29.3 million for 2001 and $34.4 million for 2000. In 2002, higher interest costs associated with the $300 million of 8.375% 10-year Notes issued in December 2001 more than offset the reduction in overall indebtedness from the repayment of all outstanding commercial paper. During 2002, we entered into "receive fixed, pay floating" interest rate swap contracts for $150 million related to these Notes, which effectively convert this portion of the Notes to variable rate debt. The result of the swap contracts was a decrease in interest expense of $4.9 million in 2002 compared to the fixed interest expense of the Notes.

        Interest expense is presented net of interest income of $3.0 million for 2002, $1.4 million for 2001, and $3.2 million for 2000. The increase in interest income for 2002 primarily relates to interest receivable on settlement of prior years' tax liabilities.

CORPORATE EXPENSES

Corporate expenses were $20.6 million in 2002 compared to $25.5 million in 2001 and $30.6 million in 2000. The continued decline in corporate expenses is due to cost controls, reductions in the number of corporate employees and lower incentive compensation accruals.

INCOME TAXES

The effective income tax rate was (36.6)%, (30.8)%, and 36.5% in 2002, 2001 and 2000, respectively. The negative effective income tax rates for 2002 and 2001 represent tax benefits that will be realized by a refund of income taxes paid in prior years. The effective tax rate for 2002 was a larger benefit than 2001 primarily due to favorable settlement of issues related to prior years' estimated taxes. In 2002, we received $45.6 million in income tax refunds and recognized $51.9 million of income taxes receivable at December 31, 2002, which we expect to receive in the first half of 2003.

        Deferred taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. At December 31, 2002, we had a net deferred tax asset of $106.2 million, net of valuation allowances for certain state tax benefits which are not expected to be realized. A significant portion of this net deferred tax asset relates to postretirement employee benefit obligations, which have been recognized for book purposes but are not recognized for income tax reporting until the benefits are paid. These benefit payments are expected to occur over an extended period of years. Although realization is not assured, we have concluded that the net deferred tax asset should be realizable based upon our history of earnings, expectations of future earnings, and potential tax planning strategies, including possible asset sales.

FINANCIAL CONDITION AND LIQUIDITY

We believe that internally generated funds, current cash on hand and available borrowings under existing unsecured credit lines will be adequate to meet foreseeable liquidity needs. We did not borrow funds under our primary unsecured credit facilities during 2002. However, our ability to borrow under existing unsecured credit lines in the future could be negatively affected if we fail to maintain required financial ratios under the agreement governing our primary unsecured credit facilities.

        Our ability to access the credit markets in the future to renew our unsecured credit facilities or obtain other or additional unsecured financing, if needed, will be influenced by our credit rating. In July 2002, Standard & Poor's Ratings Services lowered its long-term credit ratings for our debt to BBB from BBB+. In October 2002, Moody's Investor Service lowered its long-term corporate credit ratings for our debt to Baa2 from Baa1. Changes in our credit rating do not impact our access to our existing unsecured credit facilities.

        If we were unable to utilize the existing unsecured credit facility due to failure to comply with existing covenants, and were unable to obtain a waiver or renegotiate the applicable covenants with our creditors, we would seek to obtain credit lines secured by our current assets to satisfy future liquidity needs.

        We have no off-balance sheet financing relationships with variable interest or structured finance entities.

Cash Flow and Working Capital

During 2002, cash generated from operations of $204.2 million and net proceeds from asset sales of $9.2 million were used to reduce debt by $85.5 million, invest $48.7 million in capital equipment (primarily in the High Performance Metals segment), pay dividends of $53.2 million, and increase cash balances by $25.7 million. Cash transactions plus cash on hand at the beginning of the year resulted in an ending cash position of $59.4 million at December 31, 2002.


16 | Annual Report 2002 | ATI

Working capital decreased $123.0 million to $470.4 million at December 31, 2002, compared to $593.4 million at the end of 2001. The current ratio, current assets divided by current liabilities, decreased to 2.4 in 2002 from 2.8 in 2001 as cash generated from reductions in working capital was used to retire long-term debt.

Managed Working Capital
($ millions)

 98     99      00     01     02
----   ----    ----   ----   ----
 819    835     864    726    580

        As part of managing the liquidity of the business, we focus on controlling inventory, accounts receivable and accounts payable. In measuring performance in controlling this managed working capital, we exclude the effects of the LIFO inventory valuation reserves, excess and obsolete inventory reserves, and reserves for uncollectible accounts receivable which, due to their nature, are managed separately. During 2002, excluding the effects of operations sold, managed working capital, which is defined as gross inventory plus accounts receivable less accounts payable, was reduced by $146 million, or 20 percent, to $580 million. For 2002, the decline in managed working capital resulted from a $103 million reduction in inventory, a $36 million decline in accounts receivable, and higher accounts payable balances of $7 million. Since the end of 2000, we have reduced managed working capital by $273 million, or 32%.

        Capital expenditures for 2002 were $48.7 million, which was significantly less than the $104.2 million spent in 2001, as we controlled our investment spending due to the uncertain economy and to preserve liquidity. Capital expenditures currently authorized for 2003 are approximately $70 million and primarily relate to the investment in two new electric arc furnaces at our Flat Rolled Products melt shop located in Brackenridge, PA, and investments to enhance the capabilities at our High Performance metals long products rolling mill facility located in Richburg, SC.

Debt

Total debt outstanding declined to $519.1 at December 31, 2002 from $582.2 million at the end of 2001, primarily due to the repayment of all outstanding commercial paper. The decline in debt outstanding was partially offset by the recognition of the fair value of interest rate swap contracts. At December 31, 2002, the accounting treatment required to adjust these swap contracts to fair value resulted in the recognition of an $18.7 million asset on the balance sheet, included in other assets, with an offsetting increase in long-term debt. The debt to capitalization ratio increased to 53.6% at December 31, 2002 from 38.1% at December 31, 2001. Our net debt to total capitalization ratio, which reduces debt and capitalization by the amount of cash and cash equivalents and the fair value of interest rate swaps, increased to 49.6% December 31, 2002 from 36.7% December 31, 2001. These higher ratios resulted primarily from the decline in stockholders' equity due to the write-off of the pension asset and the recognition of a minimum pension liability, discussed below.

        In December 2002, we reached an agreement with a group of banks ("Bank Group") to renew the short-term portion of our unsecured credit facility, revise the amount of available borrowings under the overall credit facility, and revise certain financial covenants. This credit agreement amended a $325 million credit facility established in December 2001, which was subsequently amended in August 2002 to revise financial covenants. As amended, the Bank Group unsecured credit agreement provides for borrowings of up to $250 million on a revolving credit basis, consisting of a $100 million short-term credit facility, which expires in December 2003, and a $150 million credit facility, which expires in December 2006. Interest is payable based upon London Interbank Offered Rates (LIBOR) plus a spread, which can vary depending on our credit rating. We also have the option of using other alternative interest rate bases. The agreement has various covenants that limit our ability to dispose of assets and merge with another corporation. The agreement also contains covenants that require us to maintain various financial statement ratios, including a covenant requiring the maintenance of a specified minimum ratio of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to gross interest expense ("Interest Coverage Ratio"), and a covenant that requires that we not exceed a specified maximum ratio of total consolidated indebtedness to total capitalization ("Leverage Ratio"), both as defined by the agreement. We were compliant with these covenants at December 31, 2002, and the applicable covenants during 2002. Changes in our credit rating do not impact our ability to access these unsecured credit facilities.

        The following table summarizes the Interest Coverage Ratio requirement which, in accordance with the agreement, is calculated for the preceding twelve month period from the financial statement date:

December 31, 2002 through December 31, 2003             2.0 times EBITDA
After December 31, 2003 through June 30, 2004           2.5 times EBITDA
After June 30, 2004 through December 31, 2004           3.0 times EBITDA
Thereafter                                              3.5 times EBITDA


                                                   ATI | Annual Report 2002 | 17

        The definition of EBITDA excludes up to $10 million of cash costs related to workforce reductions in 2002, adds back non-cash pension expense or deducts non-cash pension income calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and adds back postretirement benefits expenses that are funded by Voluntary Employee Benefit Association
(VEBA) trusts.

        The Leverage Ratio requires that total consolidated indebtedness be not more than 50% of total capitalization. The Leverage Ratio excludes any changes to capitalization resulting from non-cash balance sheet adjustments due to changes in net pension assets or liabilities recognized in accordance with the minimum liability provisions of SFAS 87. The definitions of total indebtedness and total capitalization deduct up to $50 million of cash and cash equivalent balances held in excess of $25 million.

        At December 31, 2002, EBITDA (calculated in accordance with the credit agreement), for the prior twelve month period was 2.3 times gross interest expense compared to a required ratio of at least 2.0 times gross interest expense. At December 31, 2002, the Leverage Ratio was 38% compared to a required ratio of not more than 50% of total capitalization. The Leverage Ratio has the effect of limiting the total amount that we may borrow and the amount of dividends which may be paid; at December 31, 2002, the Leverage Ratio would limit the amount of additional borrowings and cash dividends to approximately $300 million.

        We had no borrowings outstanding under these unsecured revolving credit agreements during 2002 or at December 31, 2002 or 2001.

        In December 2001, we issued $300 million of 8.375% Notes due December 15, 2011. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment of principal when due, or failure to cure the breach of a covenant as provided in the Notes. Any violation of the default provision could result in the requirement to immediately repay the borrowings. These Notes are presented on the balance sheet net of issuance costs of $6.4 million, which are being amortized over the life of the debt.

        At December 31, 2002, we had entered into "receive fixed, pay floating" arrangements for $150 million related to the 8.375% ten-year Notes which effectively convert this portion of the Notes to variable rate debt. The result of the "receive fixed, pay floating" arrangements was a decrease in interest expense of $4.9 million for the year ended December 31, 2002, compared to the fixed interest expense of the ten-year Notes that would otherwise be applicable. At December 31, 2002, the adjustment of these swap contracts to fair market value resulted in the recognition of an asset of $18.7 million on the balance sheet, included in other assets, with an offsetting increase in long-term debt. Some of the swap contracts contain a provision which allows the swap counterparty to terminate the swap contracts in the event our senior unsecured debt credit rating falls below investment grade. We also have the ability to terminate the swaps and receive (pay) the asset (liability) fair value of the swaps.

        A summary of required payments under financial instruments (excluding accrued interest) and other commitments are presented below.

                                                   Less than        1-3        4-5    After 5
(In millions)                               Total     1 year      years      years      years
==============================================================================================
CONTRACTUAL CASH OBLIGATIONS
----------------------------------------------------------------------------------------------
Total Debt including Capital Leases        $519.1     $  9.7     $ 27.9     $ 10.7     $470.8
Operating Lease Obligations                  46.3        8.4       14.1       10.9       12.9
Unconditional Purchase Obligations (A)       33.0       29.8        3.2         --         --
----------------------------------------------------------------------------------------------
OTHER FINANCIAL COMMITMENTS
----------------------------------------------------------------------------------------------
Lines of Credit (B)                        $307.8     $100.0     $ 57.8     $150.0        $--
Standby Letters of Credit (C)                40.1       40.1         --         --         --
Guarantees                                   11.5         --         --         --         --
----------------------------------------------------------------------------------------------

        (A) Contractual commitments related to expenditures for property, plant and equipment.

        (B) Drawn amounts are included in total debt.

        (C) These instruments expire and are renewed annually and are used to support: $21.9 million in workers compensation arrangements; $15.2 million related to environmental matters; and $3.0 million related to international trade.


18 | Annual Report 2002 | ATI

        We use derivative contracts to hedge, in certain circumstances, our exposure to fluctuations in the cost of energy, raw materials, and the value of foreign currencies. As part of certain of these contracts, we have agreed that the net value of the derivative instrument being used as a hedge will become immediately payable, or receivable, if there is deterioration in the our credit rating to non-investment grade. At December 31, 2002, the net value of hedges that would require settlement in the event of a downgrade in our credit to non-investment grade was approximately $8 million after-tax for interest rate swap assets, which would be payable to us.

Retirement Benefits

As of November 30, 2002, our measurement date for pension accounting, the value of the accumulated pension benefit obligation (ABO) exceeded the value of pension investments by approximately $192 million as a result of a severe decline in the equity markets in 2000, 2001 and 2002, higher benefit liabilities from long-term labor contracts negotiated in 2001, and a lower assumed discount rate for valuing the pension liabilities. As we discussed in last year's annual report, accounting standards require that a minimum pension liability be recorded and the pension asset recorded on the balance sheet be written off if the value of pension investments is less than the ABO at the annual measurement date. Accordingly, in the 2002 fourth quarter, we recorded a charge against stockholders' equity of $406 million, net of deferred taxes, to write off our prepaid pension cost representing the overfunded portion of the pension plan, and to record a deferred pension asset of $165 million for unamortized prior service cost relating to prior benefit enhancements. This charge did not affect earnings and does not have a cash impact. In addition, this charge does not affect our compliance with debt covenants in our bank credit agreement. In accordance with accounting standards, the full charge against stockholders' equity would be reversed in subsequent years if the value of pension plan investments returns to a level that exceeds the ABO as of a future annual measurement date. As of the 2002 annual measurement date, the value of pension investments was $1.68 billion and the ABO was $1.87 billion. Based upon current actuarial analyses and forecasts, the ABO is projected to be $1.89 billion at the 2003 annual measurement date.

        We do not expect to be required to make contributions to the defined benefit pension plan during the next several years based upon current actuarial analyses and forecasts. However, further significant declines in the value of plan investments in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. Depending on the timing and amount, a requirement that we fund our defined benefit pension plan could have a material adverse effect on our results of operations and financial condition.

        In prior years, our defined benefit pension plan was fully funded with investments significantly in excess of the projected benefit obligation. Under Internal Revenue Code (Section 420) provisions, certain amounts that we paid for retiree health care benefits could be reimbursed annually from the excess pension plan investments. During the 2001 second quarter, we recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. Our ability to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, if any, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension investments less pension obligations) changes constantly due to the volatility of pension investments. Due to the decline in the U.S. equities market in 2000, 2001 and 2002, the pension funded status at the beginning of 2003 is substantially below the threshold required for reimbursement of retiree medical costs in 2003. The ability to resume reimbursement from pension investments for retiree health care costs beyond 2003 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. Beginning in the second half of 2001, we began funding certain retiree health care benefits for our Allegheny Ludlum operation using investments held in a Voluntary Employee Benefit Association
(VEBA) trust. This allows us to recover a portion of the retiree medical costs that were funded from the pension surplus prior to 2002. In accordance with our labor agreements, during 2002, we funded $12.7 million of retiree medical costs using the investments of the VEBA trust. We may continue to fund certain retiree medical benefits utilizing the investments held in the VEBA if the value of these investments exceed $50 million. The value of the investments held in the VEBA was approximately $112 million as of December 31, 2002.


                                                   ATI | Annual Report 2002 | 19

Other

In November 2002, the Board of Directors reduced the quarterly dividend paid on shares of the Company's common stock from $0.20 per share to $0.06 per share. The reduction in the dividend is expected to save approximately $45 million annually. We paid a quarterly dividend of $0.20 per share of common stock during each of the first three quarters of 2002.

        On February 13, 2003, the Board of Directors declared a regular quarterly dividend of $0.06 per share of common stock. The dividend was paid on March 11, 2003 to stockholders of record at the close of business on February 24, 2003.

        The future declaration and payment of dividends and the amount of such dividends will depend upon our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by credit agreements or senior securities, and other factors deemed relevant by the Board of Directors.

        In October 1998, the Company's Board of Directors authorized up to a total of 25 million shares of Allegheny Technologies common stock to be acquired under the Company's stock repurchase program from time to time in the open market or in negotiated transactions. From the inception of the share repurchase program through December 31, 2001, we repurchased 20.5 million shares at a cost of $531.5 million. We have not repurchased shares under the program since early 2001, and do not expect to resume repurchases under the program in the foreseeable future.

CRITICAL ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in our specific circumstances. Application of these accounting principles requires our management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

Inventories

At December 31, 2002, the Company had net inventory of $409.0 million. Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out (FIFO) and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of our inventory is valued utilizing the LIFO costing methodology. Inventory of our non-U.S. operations is valued using average cost or FIFO methods.

        We evaluate product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. At December 31, 2002, no such reserves were required. It is our general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is up to twenty-four months.

Revenue Recognition and Accounts Receivable

Revenue is recognized when title passes or as services are rendered. We have no significant unusual sale arrangements with any of our customers.

        We market our products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are based upon an aging of accounts and a review for collectibility of specific accounts. Accounts receivable are presented net of a reserve for doubtful accounts of $10.1 million at December 31, 2002 and $12.3 million at December 31, 2001, which represented 4.1 percent and 4.3 percent, respectively, of total gross accounts receivable. During 2002, in recognition of the decline in the economy and reduced availability of credit, the Company recognized expense of $1.8 million to increase the reserve for doubtful accounts and wrote-off $4.0 million of uncollectible accounts, which reduced the reserve.


20 | Annual Report 2002 | ATI

Asset Impairment

We monitor the recoverability of the carrying value of our long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value, and the asset's carrying value exceeds its fair value.

        At December 31, 2002, we had $194 million of goodwill on our balance sheet. Of the total, $127 million related to the Flat-Rolled Products segment, $57 million related to the High Performance Metals segment, and $10 million related to the Industrial Products segment. Goodwill is required to be reviewed annually, or more frequently if impairment indicators arise. The impairment test for goodwill is a two step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

        During the 2002 fourth quarter, we completed our annual goodwill impairment evaluation and no impairment was determined to exist. The evaluation of goodwill included estimating the fair market value of each of the reporting units, which have goodwill associated with their operations, using discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to recent public sale transactions of similar businesses, if any. These valuation methods require us to make estimates and assumptions regarding future cash flows, profitability, and the cost of capital. Although we believe that the estimates and assumptions used were reasonable, actual results could differ from those estimates and assumptions.

Contingencies

When it is probable that a liability has been incurred or an asset of the Company has been impaired, a loss is recognized if the amount of the loss can be reasonably estimated.

        We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and the disposal of hazardous substances, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party ("PRP") under the Federal Superfund laws, and comparable state laws. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We are currently involved in the investigation and remediation of a number of our current and former sites as well as third party sites under these laws.

        With respect to proceedings brought under the Federal Superfund laws, or similar state statutes, we have been identified as a PRP at approximately 31 of such sites, excluding those at which we believe we have no future liability. Our involvement is limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.

        We are a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

        Environmental liabilities are recorded when our liability is probable and the costs are reasonably estimable. In many cases, investigations are not at a stage where we are able to determine whether we are liable or, if liability is probable, to reasonably estimate the loss, or certain components thereof. Accordingly, as investigation and remediation of these sites proceed and as we receive new information, we expect that we will adjust our accruals to reflect the new information. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. At December 31, 2002, our reserves for environmental matters totaled approximately $41 million.

        Environmental liabilities are recorded when our liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or our recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations


                                                   ATI | Annual Report 2002 | 21
proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect allocations among PRPs at Federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites and after appropriate cost-sharing or other agreements are entered. Our measurement of environmental liabilities is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration our prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of our environmental experts in consultation with outside environmental specialists, when necessary. Estimates of our liability are further subject to additional uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the participation, number and financial condition of other PRPs, as well as the extent of their responsibility for the remediation.

        Based on currently available information, we do not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the matters with which we are currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell our securities. Future developments, administrative actions or liabilities relating to environmental matters, however, could have a material adverse effect on our financial condition and results of operation.

Retirement Benefits

We have defined benefit pension plans and defined contribution plans covering substantially all of our employees. We have not made contributions to the defined benefit pension plan in the past seven years because the plan has remained adequately funded. We account for our defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining pension (expense) income in accordance with SFAS 87 is the expected return on plan investments. In establishing the expected return on plan investments, which is reviewed annually, we take into consideration types of securities the plan investments are invested in, how those investments have performed historically, and expectations for how those investments will perform in the future. For 2002, 2001 and 2000, we had assumed a 9% long-term expected return on pension investments. For 2003, in light of the declines in the equity markets over the past several years, which comprise a significant portion of our pension plan investments, we have lowered our expected return on pension plan investments to 8.75%. This assumed long-term rate of return on investments is applied to the fair market value of plan investments at the end of the previous year. This produces the expected return on plan investments that is included in annual pension (expense) income for the current year. The effect of lowering the expected return on pension plan investments will result in an increase in annual pension expense of approximately $4 million for 2003. The cumulative difference between this expected return and the actual return on plan investments is deferred and amortized into pension income or expense over future periods. The expected return on plan investments can vary significantly from year to year since the calculation is dependent on the fair market value of plan investments as of the end of the preceding year. U.S. generally accepted accounting principles allow companies to calculate expected return on pension investments using either an average of fair market values of pension investments over a period not to exceed five years, which reduces the volatility in reported pension income or expense, or their fair market value at the end of the previous year. However, the Securities and Exchange Commission currently does not permit companies to change from the fair market value at the end of the previous year methodology, which is the methodology that we use, to an averaging of fair market values of plan investments methodology. As a result, our results of operations and those of other companies, including companies with which we compete, may not be comparable due to other companies using a different methodology in calculating expected return on pension investments.

        At the end of November each year, we determine the discount rate to be used to value pension plan liabilities. In accordance with SFAS 87, the discount rate reflects the current rate at which the pension liabilities could be effectively settled. In estimating this rate, we assess the rates of return on high quality, fixed-income investments. Based on the Moody's average Aa corporate bond yield as of the end of November 2002, we established a


22 | Annual Report 2002 | ATI
discount rate of 6.75% for valuing the pension liabilities as of the end of 2002, and for determining pension expense for 2003. We had previously assumed a discount rate of 7% for 2001 and 2000. The effect of lowering the discount rate increased the year-end 2002 projected pension obligation by approximately $50 million, and will increase annual pension expense by approximately $4 million. The effect on pension liabilities for changes to the discount rate, as well as the net effect of other changes in actuarial assumptions, and differences in actual experience compared to that assumed, are deferred and amortized over future periods in accordance with SFAS 87.

        We also sponsor several defined benefit postretirement plans covering certain hourly and salaried employees and retirees. These plans provide health care and life insurance benefits for eligible employees. In certain plans, our contributions towards premiums are capped based upon the cost as of a certain date, thereby creating a defined contribution. We account for these benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as benefits are paid. We use actuarial assumptions, including the discount rate, the expected trend in health care costs and the expected return on plan investments, to estimate the costs and benefits obligations for the plans. The discount rate, which is determined annually at the end of each year, is developed based upon rates of return on high quality, fixed-income investments. At the end of 2002, we determined this rate to be 6.75%. In 2001 and 2000, we used a discount rate of 7%. The effect of lowering the discount rate increased the year-end 2002 postretirement benefits obligation by approximately $20 million and will increase 2003 postretirement benefits expenses by approximately $2 million. Based upon cost increases quoted by our medical care providers for 2003 and predictions of continued significant medical cost inflation in future years, the annual assumed rate of increase in the per capita cost of covered benefits for health care plans is estimated at 10.3% in 2003, and is assumed to gradually decrease to 5.0% in the year 2009 and remain level thereafter. Certain of these benefits are funded using plan investments held in a Voluntary Employee Benefit Association (VEBA) trust. The expected return on plan investments is a significant element in determining postretirement benefits expenses in accordance with SFAS 106. In establishing the expected return on plan investments, which is reviewed annually, we take into consideration the types of securities the plan investments are invested in, how those investments have performed historically, and expectations for how those investments will perform in the future. For 2002, 2001 and 2000, we had assumed a 15% long-term expected return on investments held in the VEBA trust, when a large percentage of the investments were in private equities. For 2003, as a result of reduction in the percentage of our private equity investments, we have lowered our expected return on investments held in the VEBA trust to 9%. This assumed long-term rate of return on investments is applied to the market value of plan investments at the end of the previous year. This produces the expected return on plan investments that is included in annual postretirement benefits expenses for the current year. Therefore, the effect of lowering the expected return on plan investments will result in an increase in annual postretirement benefits expense of approximately $7 million for 2003.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). Under SFAS 143, obligations associated with the retirement of tangible long-lived assets, such as landfill and other facility closure costs, would be capitalized and amortized to expense over an asset's useful life using a systematic and rational allocation method. This standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 on January 1, 2003 will result in a charge of approximately $1.3 million, net of tax, or $0.02 per share, which will be presented in our first quarter 2003 statement of operations as a cumulative change in accounting, principally for asset retirement obligations related to landfills.

        In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This statement establishes accounting guidelines for the recognition and measurement of liabilities for costs associated with exit or disposal activities initially at fair value in the period in which the liabilities are incurred, rather than at the date of a commitment to an exit or disposal plan. This standard is effective January 1, 2003 for all exit or disposal activities initiated after that date. We adopted this standard at January 1, 2003. Subsequent to adoption, this standard may affect the periods in which costs are recognized for workforce reductions or facility closures, although the ultimate amount of costs recognized would be the same. SFAS 146 has no effect on our previously announced restructuring charges.


                                                   ATI | Annual Report 2002 | 23

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others" ("FIN 45"). This interpretation changes the accounting recognition and disclosure requirements for certain guarantees issued on behalf of other parties which represent either a contingent or a non-contingent obligation for the guarantor to make payments or to perform specified activities. Effective January 1, 2003, FIN 45 mandates the separate fair value recognition of guarantees entered into on or after that date. As of December 31, 2002, we had no material guarantees as defined in FIN 45.

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148), which amended SFAS No. 123 to allow multiple methods of reporting the accounting transition for companies electing to adopt the recognition provisions of SFAS 123 for fair valuing stock-based compensation. As permitted by the accounting standards, we have elected to continue the use of the intrinsic value method of accounting for stock-based compensation under APB Opinion No. 25.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). A variable interest entity ("VIE") is one where the contractual or ownership interests in an entity change with changes in the entity's net asset value. This interpretation requires the consolidation of a VIE by the primary beneficiary, and also requires disclosure about VIEs where an enterprise has a significant variable interest but is not the primary beneficiary. As of the effective date, we had not entered into any VIEs, and therefore are not impacted by the provisions of FIN 46.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND OTHER MATTERS

Board of Directors

In July 2002, Brian P. Simmons was elected to the Board of Directors. Mr. Simmons is a partner and one of the founders of Code Hennessy & Simmons LLC, a private equity investment firm. He is also the son of Richard P. Simmons, who beneficially owns more than 5% of the Common Stock of the Company and retired as Chairman of the Company in 2000.

Forward-Looking Statements

From time to time, the Company has made and may continue to make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements in this report relate to future events and expectations and, as such, constitute forward-looking statements. Forward-looking statements include those containing such words as "anticipates," "believes," "estimates," "expects," "would," "should," "will," "will likely result," "forecast," "outlook," "projects," and similar expressions. Such forward-looking statements are based on management's current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause our actual results or performance to materially differ from any future results or performance expressed or implied by such statements. Various of these factors are described from time to time in the Company filings with the Securities and Exchange Commission, including Reports on Form 10-Q. We assume no duty to update our forward-looking statements.

        Factors that could cause actual results to differ from those in such forward-looking statements include the following:

        Risks Associated with Environmental Matters. We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and disposal of hazardous substances, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party ("PRP") under the Federal Superfund laws, and comparable state laws. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We are currently involved in the investigation and remediation of a number of our current and former sites as well as third party locations sites under these laws.

        With respect to proceedings brought under the federal Superfund laws, or similar state statutes, we have been identified as a PRP at approximately 31 of such sites, excluding those at which it believes it has no future liability. Our involvement is limited or de minimis at approximately 13 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.


24 | Annual Report 2002 | ATI

        We are a party to various cost-sharing arrangements with other PRPs at the sites. The terms of the cost-sharing arrangements are subject to non-disclosure agreements as confidential information. Nevertheless, the cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations or to pre-pay into an escrow or trust account their share of anticipated site-related costs. In addition, the Federal government, through various agencies, is a party to several such arrangements.

        We believe that we operate our businesses in compliance in all material respects with applicable environmental laws and regulations. However, we are a party to lawsuits and other proceedings involving alleged violations of, or liabilities arising from environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities on our financial statements. In many cases, investigations are not at a stage where we are able to determine liability, or if liability is probable, to reasonably estimate the loss, or certain components thereof. Estimates of our liability remain subject to additional uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the participation number and financial condition of other PRPs, as well as the extent of their responsibility for the remediation. Accordingly, we periodically review the accruals, as investigation and remediation of these sites proceed. As we receive new information, we expect that we will adjust our accruals to reflect new information. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. At December 31, 2002, our reserves for environmental matters totaled approximately $41 million.

        Based on currently available information, we do not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the sites with which the we are currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell our securities.

        Risks Associated with Accessing the Credit Markets. Our ability to access the credit markets in the future to renew the current portion of our unsecured credit facility or obtain additional financing, if needed, is influenced by the Company's credit rating. In July 2002, Standard & Poor's Ratings Services lowered its long-term credit ratings for our debt to BBB from BBB+. In October 2002, Moody's Investor Service lowered its long-term corporate credit ratings for our debt to Baa2 from Baa1.

        Risks Associated with Retirement Benefits. Our defined benefit pension plan was funded in accordance with ERISA as of December 31, 2002. Based upon current actuarial analyses and forecasts, we do not expect to be required to make contributions to the defined benefit pension plan during the next several years. However, a further significant decline in the value of plan investments in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. Depending on the timing and amount, a requirement that we fund our defined benefit pension plan could have a material adverse effect on our results of operations and financial condition.

        In prior years, our defined benefit pension plan was fully funded with assets significantly in excess of the projected benefit obligation. Under Internal Revenue Code (Section 420) provisions, certain amounts that we paid for retiree health care benefits could be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, we recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. Our ability to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, if any, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market in 2001 and 2002, the pension funded status at the beginning of 2003 is substantially below the threshold required for reimbursement of retiree medical costs in 2003. The ability to resume reimbursement from pension assets for retiree health care costs beyond 2003 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. Beginning in the second half of 2001, we began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows us to recover a portion of the retiree medical costs that were previously funded from the pension surplus. During 2002, we were able to fund $12.7 million of retiree medical costs using the assets of the VEBA trust. We may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million.


                                                   ATI | Annual Report 2002 | 25

        Cyclical Demand for Products. The cyclical nature of the industries in which our customers operate cause demand for products to be cyclical, creating uncertainty regarding future profitability. Various changes in general economic conditions affect the industries in which our customers operate. These changes include decreases in the rate of consumption or use of our customers' products due to economic downturns. Other factors causing fluctuation in our customers' positions are changes in market demand, lower overall pricing due to domestic and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials. As a result of these factors, our profitability has been and may in the future be subject to significant fluctuation.

        Price Deflation. The current trend of price deflation for many commodity products has adversely affected prices for many of our commodity products, including stainless steel, and may continue to do so. Therefore, revenues and operating results have been and may continue to be adversely affected by a deflationary price environment for these products.

        Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs, such as nickel and scrap containing nickel, have been volatile. We primarily use the last-in, first-out method of inventory accounting that reflects current costs in the cost of products sold. We consider these costs, the increasing costs of equipment and other costs in establishing our sales pricing policies and have instituted raw material surcharges on certain of our products to the extent permitted by competitive factors in the marketplace. We continue to emphasize cost reductions and cost containment in all aspects of our business.

        We change prices on certain of our products from time to time. The ability to implement price increases is dependent on market conditions, economic factors, raw material costs and availability, competitive factors, operating costs and other factors, some of which are beyond our control. The benefits of price increases may be delayed due to long manufacturing lead times and the terms of existing contracts.

        Volatility of Energy Prices; Availability of Energy Resources. Energy resources markets are subject to conditions that create uncertainty in the prices and availability of energy resources upon which we rely. We rely upon third parties for our supply of energy resources consumed in the manufacture of products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers. Further, increases in energy costs, or changes in costs relative to energy costs paid by competitors, has and may continue to adversely affect our profitability. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our results of operations and financial condition. We use approximately 10 to 12 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of our products. These purchases of natural gas expose us to risk of higher gas prices. For example, a hypothetical $1.00 per MMBtu increase in the price of natural gas would result in increased annual energy costs of approximately $10 to $12 million.

        As part of our risk management strategy, from time to time, we purchase swap contracts to manage exposure to changes in energy costs. The contracts obligate us to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of our forecasted energy payments.

        Volatility of Prices of Critical Raw Materials; Unavailability of Raw Materials. We rely to a substantial extent on outside vendors to supply certain raw materials that are critical to the manufacture of products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time, we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all.

        If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. In addition, to the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

        The manufacture of some of our products is a complex process and requires long lead times. As a result, we have in the past and may in the future experience delays or shortages in the supply of raw materials. If unable to obtain adequate and timely deliveries of required raw materials, we may be unable to timely manufacture sufficient quantities of products. This could cause us to lose sales, incur additional costs, delay new product introductions and suffer harm to our reputation.


26 | Annual Report 2002 | ATI

        While we enter into raw materials, such as nickel, futures contracts from time to time to hedge exposure to price fluctuations, we cannot be certain that our hedge position adequately reduces exposure. We believe that we have adequate controls to monitor these contracts, but we may not be able to accurately assess exposure to price volatility in the markets for critical raw materials. In addition, although we occasionally use raw materials surcharges to offset the impact of increased costs, competitive factors in the marketplace can limit ability to institute surcharges, and there can be a delay between the increase in the price of raw materials and the realization of the benefit of surcharges. For example, since the Company generally uses in excess of 40,000 tons of nickel each year, a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $80 million.

        We acquire certain important raw materials that we use to produce specialty materials, including nickel, chrome, cobalt, titanium sponge and ammonia paratungstate, from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

        Credit Agreement Covenants. The agreement governing our unsecured bank credit facility imposes a number of covenants on us. For example, it contains covenants that create limitations on our ability to, among other things, effect acquisitions or dispositions or incur additional debt, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these covenants may be affected by events beyond our control and, as a result, we may be unable to comply with these covenants. A failure to comply with these covenants could adversely affect our ability to borrow under our unsecured credit facility and could result in an event of default under the existing unsecured credit agreement.

        Commercial Aerospace Downturn. A significant portion of the sales of our High Performance Metals segment represent products sold to customers in the commercial aerospace industry. Economic and other factors, including the September 11, 2001 terrorist attacks, that are currently adversely affecting the airline industry have resulted in overall reduced demand for the products that we sell to the commercial aerospace market. The downturn in the commercial aerospace industry could continue to adversely affect our results of operations, and our business and financial condition could be materially adversely affected.

        Political and Social Turmoil. The war on terrorism and recent political and social turmoil, including terrorist and military actions and the implications of war with Iraq, can be expected to put further pressure on economic conditions in the United States and worldwide. These political, social and economic conditions make it difficult for us, our suppliers and our customers to forecast accurately and plan future business activities, and could adversely affect the financial condition of our suppliers and customers and affect customer decisions as to the amount and timing of purchases from us. As a result, the recovery of our industry from weak demand conditions could be delayed, and our business, financial condition and results of operations could be materially adversely affected.

        Insurance. We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverages contain exclusions and limitations on coverage. In connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. As a result, in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

        Labor Matters. We have approximately 9,650 employees. A portion of our workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), including: approximately 3,500 Allegheny Ludlum production and maintenance employees covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 2007; approximately 165 Oremet employees covered by a collective bargaining agreement with the USWA which is effective through June 2007; and approximately 600 Wah Chang employees covered by a collective bargaining agreement with the USWA which continues through March 2008. Negotiations are ongoing for a new collective bargaining agreement with the USWA affecting approximately 140 full and part-time employees at various Allegheny Ludlum facilities in Western Pennsylvania. Also, negotiations are expected to begin for a new collective bargaining agreement with the USWA affecting approximately 104 employees at the Casting Service facility in LaPorte, Indiana.


                                                   ATI | Annual Report 2002 | 27

        Generally, agreements that expire may be terminated after notice by the union. After termination, the union may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could materially adversely affect our operating results. There can be no assurance that we will succeed in concluding collective bargaining agreements with the unions to replace those that expire.

        Export Sales. We believe that export sales will continue to account for a significant percentage of our future revenues. Risks associated with export sales include: political and economic instability, including weak conditions in the world's economies; accounts receivable collection; export controls; changes in legal and regulatory requirements; policy changes affecting the markets for our products; changes in tax laws and tariffs; and exchange rate fluctuations (which may affect sales to international customers and the value of profits earned on export sales when converted into dollars). Any of these factors could materially adversely effect our results for the period in which they occur.

        Interest Rate Risk. We attempt to maintain a reasonable balance between fixed- and floating-rate debt to keep financing costs as low as possible. At December 31, 2002, including the effect of interest rate swap agreements, we have approximately $176 million of floating rate debt outstanding with an average interest rate of approximately 1.5%. Since the interest rate on this debt floats with the short-term market rate of interest, we are exposed to the risk that these interest rates may increase. For example, a hypothetical 1% in rate of interest on $176 million of outstanding floating rate debt would result in increased annual financing costs of $1.8 million.

        Risks Associated with Acquisition and Disposition Strategies. We intend to continue to strategically position our businesses in order to improve our ability to compete. We plan to do this by seeking specialty niches, expanding our global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing business units. We regularly consider acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. From time to time, management holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising the Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions and other transactions could be affected by export controls, exchange rate fluctuations, domestic and foreign political conditions and a deterioration in domestic and foreign economic conditions.

        Uncertainties Relating to Spin-Offs--General. In November 1999, we completed a major strategic transformation that included the spin-offs of Teledyne Technologies Incorporated ("Teledyne"), which was comprised of certain businesses in our former Aerospace and Electronics segment, and Water Pik Technologies ("Water Pik"), which was comprised of businesses in our former Consumer segment. Upon completion of the spin-offs, we distributed all of the stock of Teledyne and Water Pik to our stockholders of record. Prior to the spin-offs, we received a ruling from the Internal Revenue Service that the spin-offs would be tax-free to Allegheny Technologies and its shareholders. In the spin-offs of Teledyne and Water Pik, the new companies agreed to assume and to defend and hold us harmless against all liabilities (other than certain income tax liabilities) associated with the historical operations of their businesses, including all government contracting, environmental, product liability and other claims and demands, whenever any such claims or demands might arise or be made. If the new companies were unable or otherwise fail to satisfy these assumed liabilities, we could be required to satisfy them, which could have a material adverse effect on our results of operations and financial condition.

        Risks Associated with Government Contracts. Some of our operating companies directly perform contractual work for the U.S. Government. Various claims (whether based on U.S. Government or Company audits and investigations or otherwise) could be asserted against us related to our U.S. Government contract work. Depending on the circumstances and the outcome, such proceedings could result in fines, penalties, compensatory and treble damages or the cancellation or suspension of payments under one or more U.S. Government contracts. Under government regulations, a company, or one or more of its operating divisions or units, can also be suspended or debarred from government contracts based on the results of investigations.



28 | Annual Report 2002 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions except per share amounts)

For the Years Ended December 31,                                    2002           2001           2000
=========================================================================================================
SALES                                                            $ 1,907.8      $ 2,128.0      $ 2,460.4
---------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                                   1,744.5        1,862.3        1,998.5
   Selling and administrative expenses                               188.3          198.8          203.7
   Restructuring costs                                                42.8           74.2           29.5
---------------------------------------------------------------------------------------------------------
Income (loss) before interest, other income and income taxes         (67.8)          (7.3)         228.7
Interest expense, net                                                 34.3           29.3           34.4
Other income (expense), net                                           (1.7)           0.2           14.5
---------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                   (103.8)         (36.4)         208.8
Income tax provision (benefit)                                       (38.0)         (11.2)          76.3
---------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                $   (65.8)     $   (25.2)     $   132.5
---------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE             $   (0.82)     $   (0.31)     $    1.60
=========================================================================================================

The accompanying notes are an integral part of these statements.


                                                   ATI | Annual Report 2002 | 29

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions except share and per share amounts)

                                                                                    DECEMBER 31,  December 31,
                                                                                            2002          2001
===============================================================================================================
ASSETS
Cash and cash equivalents                                                               $   59.4      $   33.7
Accounts receivable, net                                                                   239.3         274.6
Inventories, net                                                                           409.0         508.4
Income tax refunds                                                                          51.9          48.5
Deferred income taxes                                                                       20.8          33.5
Prepaid expenses and other current assets                                                   32.0          27.4
---------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                    812.4         926.1
Property, plant and equipment, net                                                         757.6         828.9
Cost in excess of net assets acquired                                                      194.4         188.4
Deferred pension asset                                                                     165.1            --
Prepaid pension cost                                                                          --         632.9
Deferred income taxes                                                                       85.4            --
Other assets                                                                                78.3          66.9
---------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                         $2,093.2      $2,643.2
===============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                                                        $  171.3      $  155.3
Accrued liabilities                                                                        161.0         168.2
Short-term debt and current portion of long-term debt                                        9.7           9.2
---------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                               342.0         332.7
Long-term debt                                                                             509.4         573.0
Accrued postretirement benefits                                                            496.4         506.1
Pension liabilities                                                                        216.0          35.8
Deferred income taxes                                                                         --         153.7
Other long-term liabilities                                                                 80.6          97.2
---------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                                                     1,644.4       1,698.5
===============================================================================================================
Stockholders' Equity:
   Preferred stock, par value $0.10: authorized - 50,000,000 shares; issued - none            --            --
   Common stock, par value $0.10: authorized - 500,000,000 shares; issued
      98,951,490 at 2002 and 2001; outstanding - 80,634,344 shares at 2002
      and 80,314,624 shares at 2001                                                          9.9           9.9
   Additional paid-in capital                                                              481.2         481.2
   Retained earnings                                                                       835.1         957.5
   Treasury stock: 18,317,146 shares at 2002 and 18,636,866 shares at 2001                (469.7)       (478.2)
   Accumulated other comprehensive loss, net of tax                                       (407.7)        (25.7)
---------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                              448.8         944.7
---------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $2,093.2      $2,643.2
===============================================================================================================

The accompanying notes are an integral part of these statements.


30 | Annual Report 2002 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

For the Years Ended December 31,                               2002         2001         2000
===============================================================================================
OPERATING ACTIVITIES:
      Net Income (loss)                                     $ (65.8)     $ (25.2)     $ 132.5
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation and amortization                            90.0         98.6         99.7
      Non-cash restructuring costs and asset write-offs        39.2         79.7         30.8
      Deferred income taxes                                    25.6         24.5         57.8
      Gains on sales of investments and businesses             (2.6)        (2.8)       (11.6)
  Change in operating assets and liabilities:
      Inventories                                              99.4         67.9        (20.4)
      Accounts receivable                                      35.6         47.1         15.9
      Accrued liabilities                                     (22.6)       (49.9)       (61.5)
      Accounts payable                                         16.5        (12.5)        (3.6)
      Deferred pension asset                                   (4.2)       (49.0)       (89.8)
      Accrued income taxes                                     (3.4)       (48.5)         0.2
      Other                                                    (3.5)        (7.1)       (14.5)
-----------------------------------------------------------------------------------------------
      CASH PROVIDED BY OPERATING ACTIVITIES                   204.2        122.8        135.5
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchases of property, plant and equipment                  (48.7)      (104.2)       (60.2)
  Disposals of property, plant and equipment                    9.2          4.3          5.2
  Proceeds from sales of businesses and investments             2.4         17.9         17.0
  Purchases of businesses and investment in ventures             --         (0.5)       (28.1)
  Other                                                        (2.7)        (2.5)        (3.9)
-----------------------------------------------------------------------------------------------
      CASH USED IN INVESTING ACTIVITIES                       (39.8)       (85.0)       (70.0)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Net borrowings (repayments) under credit facilities         (73.1)      (266.6)       195.1
  Dividends paid                                              (53.2)       (64.2)       (66.0)
  Payments of long-term debt and capital leases               (12.4)        (0.7)        (1.4)
  Issuance of Allegheny Technologies 8.375% Notes, net           --        292.5           --
  Borrowings of other long-term debt                             --         11.5           --
  Purchases of common stock                                      --         (3.0)      (221.0)
  Exercises of stock options                                     --          0.2          3.3
-----------------------------------------------------------------------------------------------
      CASH USED IN FINANCING ACTIVITIES                      (138.7)       (30.3)       (90.0)
-----------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               25.7          7.5        (24.5)
Cash and cash equivalents at beginning of year                 33.7         26.2         50.7
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                    $  59.4      $  33.7      $  26.2
===============================================================================================

Amounts presented on the Consolidated Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses and the effects of foreign currency translation.

The accompanying notes are an integral part of these statements.


                                                   ATI | Annual Report 2002 | 31

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions except per share amounts)

                                                                                                    Accumulated
                                                       Additional                                         Other
                                              Common      Paid-In     Retained       Treasury     Comprehensive  Stockholders'
                                               Stock      Capital     Earnings          Stock     Income (Loss)         Equity
================================================================================================================================
BALANCE, DECEMBER 31, 1999                  $    9.9     $  481.0     $  994.5      $ (288.7)         $    3.5        $1,200.2
--------------------------------------------------------------------------------------------------------------------------------
Net income                                        --           --        132.5            --                --           132.5
Other comprehensive income, net of tax:
  Foreign currency translation losses             --           --           --            --             (19.4)          (19.4)
  Change in unrealized gains on
    securities                                    --           --           --            --              (3.7)           (3.7)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                       --           --        132.5            --             (23.1)          109.4
Cash dividends on common stock
  ($0.80 per share)                               --           --        (66.0)           --                --           (66.0)
Purchase of common stock                          --           --           --        (221.0)               --          (221.0)
Employee stock plans                              --          0.2        (11.0)         27.4                --            16.6
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                       9.9        481.2      1,050.0        (482.3)            (19.6)        1,039.2
================================================================================================================================
Net loss                                          --           --        (25.2)           --                --           (25.2)
Other comprehensive loss, net of tax:
  Foreign currency translation losses             --           --           --            --              (0.2)           (0.2)
  Unrealized losses on energy, raw
    material and currency hedges                  --           --           --            --              (2.2)           (2.2)
  Change in unrealized gains on
    securities                                    --           --           --            --              (3.7)           (3.7)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                --           --        (25.2)           --              (6.1)          (31.3)
Cash dividends on common stock
  ($0.80 per share)                               --           --        (64.2)           --                --           (64.2)
Purchase of common stock                          --           --           --          (3.0)               --            (3.0)
Employee stock plans                              --           --         (3.1)          7.1                --             4.0
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                       9.9        481.2        957.5        (478.2)            (25.7)          944.7
================================================================================================================================
Net loss                                          --           --        (65.8)           --                --           (65.8)
Other comprehensive income
  (loss), net of tax:
  Minimum pension liability adjustment            --           --           --            --            (406.4)         (406.4)
  Foreign currency translation gains              --           --           --            --              16.6            16.6
  Unrealized gains on energy, raw
    material and currency hedges                  --           --           --            --               7.4             7.4
  Change in unrealized gains on
    securities                                    --           --           --            --               0.4             0.4
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                --           --        (65.8)           --            (382.0)         (447.8)
Cash dividends on common stock
  ($0.66 per share)                               --           --        (53.2)           --                --           (53.2)
Employee stock plans                              --           --         (3.4)          8.5                --             5.1
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                  $    9.9     $  481.2     $  835.1      $ (469.7)         $ (407.7)       $  448.8
================================================================================================================================

The accompanying notes are an integral part of these statements.


32 | Annual Report 2002 | ATI

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY TECHNOLOGIES INCORPORATED

We have audited the accompanying consolidated balance sheets of Allegheny Technologies Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Technologies Incorporated and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ ERNST & YOUNG LLP

January 17, 2003


                                                   ATI | Annual Report 2002 | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --

Principles of Consolidation

The consolidated financial statements include the accounts of Allegheny Technologies Incorporated and its subsidiaries, including the Chinese joint venture known as Shanghai STAL Precision Stainless Steel Co., LTD ("STAL"), in which the Company has a 60% interest. The remaining 40% interest in STAL is owned by Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the Company's operating results with the 40% interest of the Company's minority partner recognized on the balance sheet in other long-term liabilities. Investments in which the Company exercises significant influence, but which it does not control (generally a 20% to 50% ownership interest) are accounted for under the equity method of accounting. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, "Allegheny Technologies" and the "Company" refer to Allegheny Technologies Incorporated and its subsidiaries.

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

Accounts Receivable

Accounts receivable are presented net of a reserve for doubtful accounts of $10.1 million at December 31, 2002 and $12.3 million at December 31, 2001. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are determined based upon an aging of accounts and a review for collectibility of specific accounts.

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

        The Company evaluates product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. It is the Company's general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is up to twenty-four months.

Long-Lived Assets

Property, plant and equipment are recorded at cost. The principal method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. Significant enhancements that extend the lives of property and equipment are capitalized. Costs related to repairs and maintenance are charged to expense in the year incurred. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and any related gains or losses are included in income.


34 | Annual Report 2002 | ATI

        The Company monitors the recoverability of the carrying value of its long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value and the asset's carrying value exceeds its fair value. In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which superseded the existing accounting standards. Although retaining many of the fundamental recognition and measurement provisions of the existing accounting standards, the new rules significantly changed the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets to be disposed of by sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. SFAS 144 also expands the types of dispositions which qualify for discontinued operations disclosure treatment and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period in which the losses are incurred, rather than as of a measurement date. Effective January 1, 2002, the Company adopted this statement.

Cost in Excess of Net Assets Acquired

At December 31, 2002, the Company had $194.4 million of goodwill on its balance sheet. Of the total, $126.6 million related to the Flat-Rolled Products segment, $57.1 million related to the High Performance Metals segment, and $10.7 million related to the Industrial Products segment. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. In addition, SFAS 142 changes the test for goodwill impairment. The new impairment test for goodwill requires a comparison of the fair value of each reporting unit that has goodwill associated with its operations with its carrying amount, including goodwill. If this comparison reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

        During the 2002 second quarter, the Company completed its initial impairment evaluation for the January 1, 2002 transition to SFAS 142 and no impairment was determined to exist. The evaluation of goodwill included estimating the fair market value of each of the reporting units which have goodwill associated with their operations using discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to recent public sale transactions of similar businesses, if any. These valuation methods require the Company to make estimates and assumptions regarding future cash flows, profitability, and the cost of capital. Although the Company believes that the estimates and assumptions used were reasonable, actual results could differ from those estimates and assumptions. In accordance with SFAS 142, the Company evaluates goodwill annually for impairment. The Company will perform this test in the fourth quarter each year, beginning in the 2002 fourth quarter. Based on the 2002 annual evaluation, no impairment of goodwill was determined to exist.

        Effective January 1, 2002, in accordance with the SFAS 142 pronouncement, the Company discontinued amortizing goodwill. Prior to 2002, cost in excess of net assets acquired related to businesses purchased after November 1970 was amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amortization expense was $5.8 million and $5.7 million in 2001 and 2000, respectively, or $0.04 per diluted share. Had the Company applied the non-amortization provisions of SFAS 142 in prior years, the reported results of operations for the year ended December 31, 2001 would have been a net loss of $21.2 million, or $0.27 per diluted share, and for the year ended December 31, 2000, the reported results of operations would have been net income of $136.1 million, or $1.64 per diluted share. At December 31, 2002 and 2001, accumulated amortization related to goodwill was $34.2 million.

Environmental

        Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect allocations among potentially responsible parties ("PRPs") at Federal Superfund sites or similar state-


                                                   ATI | Annual Report 2002 | 35
managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites and after appropriate cost-sharing or other agreements are entered. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

Derivative Financial Instruments and Hedging

As part of its risk management strategy the Company, from time to time, purchases futures and swap contracts to manage exposure to changes in nickel prices, a component of raw material cost for some of its flat-rolled and high performance metals products, and energy costs. The contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of the Company's forecasted purchases of nickel and energy payments. The majority of these contracts mature within one year. Effective January 1, 2001, the Company began accounting for all of these contracts as hedges under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Changes in the fair value of these contracts are recognized as a component of other comprehensive income (loss) in stockholders' equity until the hedged item is recognized in the statement of operations within cost of sales. If a portion of the contract is ineffective as a hedge of the underlying exposure, the change in fair value related to the ineffective portion is immediately recognized as income or expense in the statement of operations within cost of sales.

        Foreign currency exchange contracts are used to limit transactional exposure to changes in currency exchange rates. The Company sometimes purchases foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts are designated as hedges of the variability in cash flows of a portion of the forecasted future export sales transactions which otherwise would expose the Company to foreign currency risk. Effective January 1, 2001, the Company began accounting for all of these contracts as hedges under SFAS 133. Changes in the fair value of these contracts are recognized as a component of other comprehensive income (loss) in stockholders' equity until the hedged item is recognized in the statement of operations. If a portion of the contract is ineffective as a hedge of the underlying exposure, the change in fair value related to the ineffective portion is immediately recognized as income or expense in the statement of operations.

        Derivative interest rate contracts are used from time to time to manage the Company's exposure to interest rate risks. For example, in 2002 the Company entered into interest rate swap contracts for the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the contracts without an exchange of the underlying principal amount. These contracts are designated as fair value hedges. As a result, changes in the fair value of these swap contracts and the underlying fixed rate debt are recognized in the statement of operations.

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

Research and Development

Company funded research and development costs were $12.0 million in 2002, $11.3 million in 2001 and $13.6 million in 2000 and were expensed as incurred. Customer funded research and development costs were $2.7 million in 2002, $2.0 million in 2001 and $2.0 million in 2000. Customer funded research and development costs are recognized in the consolidated statement of operations in accordance with revenue recognition policies.


36 | Annual Report 2002 | ATI

Income Taxes

Deferred income taxes are recognized based upon the future income tax effects (which is based upon enacted tax laws and rates) of the differences that arise in the carrying amount of assets and liabilities for financial reporting and tax purposes. The Company evaluates the realizability of deferred tax assets using historical earnings, estimates of future operating results, and potential tax planning strategies. Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized.

Net Income (Loss) Per Common Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income per share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect, if any, of outstanding stock options.

Stock-based Compensation

The Company accounts for its stock option plans and other stock-based compensation in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, for awards which vest without a performance-based contingency, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. Compensation expense for fixed stock-based awards, generally awards of non-vested stock, is recognized over the associated employment service period based on the fair value of the stock at the date of the grant. The Company also has performance-based stock award programs which are accounted for under the variable plan rules of APB Opinion No. 25. Compensation expense for these awards of stock, which are earned based on performance-based criteria, is recognized at the measurement date based on the stock price at the end of the performance period, with compensation expense recognized at interim dates based on performance criteria achieved and the Company's stock price at the interim dates.

        The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

(In millions, except per share amounts)                           2002       2001     2000
============================================================================================
Net income (loss) as reported                                    $(65.8)   $(25.2)   $132.5
Stock-based compensation under SFAS 123 fair value method, net
            of related tax effects                                 (3.8)     (5.0)     (7.1)
--------------------------------------------------------------------------------------------
Pro forma net income (loss)                                      $(69.6)   $(30.2)   $125.4
--------------------------------------------------------------------------------------------
Net income (loss) per common share:
            Basic and diluted - as reported                      $(0.82)   $(0.31)   $ 1.60
--------------------------------------------------------------------------------------------
            Basic and diluted - pro forma                        $(0.86)   $(0.38)   $ 1.51
--------------------------------------------------------------------------------------------

New Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). Under SFAS 143, obligations associated with the retirement of tangible long-lived assets, such as landfill and other facility closure costs, would be capitalized and amortized to expense over an asset's useful life using a systematic and rational allocation method. This standard is effective for fiscal years beginning after June 15, 2002. The Company's adoption of SFAS 143 on January 1, 2003 will be reported in the first quarter 2003 statement of operations as a cumulative effect of a change in accounting principle, resulting in a charge of approximately $1.3 million, net of tax, or $0.02 per share, principally for asset retirement obligations related to landfills.

        In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This statement establishes accounting guidelines for the recognition and measurement of liabilities for costs associated with exit or disposal activities initially at fair value in the period in which the liabilities are incurred, rather than at the date of a commitment to an exit or disposal plan. This standard is effective January 1, 2003 for all exit or disposal activities initiated after that date. The Company adopted this standard at January 1, 2003. Subsequent to adoption, this standard may affect the periods in which costs are recognized for workforce reductions or facility closures, although the ultimate amount of costs recognized would be the same. SFAS 146 has no effect on the Company's previously announced restructuring charges.



                                                   ATI | Annual Report 2002 | 37

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others" ("FIN 45"). This interpretation changes the accounting recognition and disclosure requirements for certain guarantees issued on behalf of other parties which represent either a contingent or a non-contingent obligation for the guarantor to make payments or to perform specified activities. Effective January 1, 2003, FIN 45 mandates the separate fair value recognition of guarantees entered into on or after that date. At December 31, 2002, the Company has no material guarantees as defined in FIN 45.

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amended SFAS 123 to allow multiple methods of reporting the accounting transition for companies electing to adopt the recognition provisions of SFAS 123 for fair valuing stock-based compensation. As permitted by accounting standards, the Company has elected to continue the use of the intrinsic value method of accounting for stock-based compensation under APB Opinion No. 25.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). A variable interest entity ("VIE") is one where the contractual or ownership interests in an entity change with changes in the entity's net asset value. This interpretation requires the consolidation of a VIE by the primary beneficiary, and also requires disclosure about VIEs where an enterprise has a significant variable interest but is not the primary beneficiary. At the effective date, the Company has not entered into any VIEs.

Reclassifications

Certain amounts from prior years have been reclassified to conform with the 2002 presentation.


NOTE 2. INVENTORIES --

                                                                    DECEMBER 31,       December 31,
(In millions)                                                              2002               2001
===================================================================================================
Raw materials and supplies                                               $ 49.4             $ 85.9
Work-in-process                                                           361.0              419.6
Finished goods                                                             77.9               83.0
---------------------------------------------------------------------------------------------------
Total inventories at current cost                                         488.3              588.5
Less allowances to reduce current cost values to LIFO basis               (74.7)             (77.2)
Progress payments                                                          (4.6)              (2.9)
===================================================================================================
Total inventories                                                        $409.0             $508.4
===================================================================================================

        Inventories, before progress payments, determined on the last-in, first-out method were $343.7 million at December 31, 2002 and $420.2 million at December 31, 2001. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

        During 2002 and 2001, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to decrease the net loss by $2.4 million in 2002 and by $6.8 million in 2001.


38 | Annual Report 2002 | ATI

NOTE 3. DEBT --

Debt at December 31, 2002 and 2001 was as follows:
(In millions)                                                               2002        2001
=============================================================================================
Allegheny Technologies $300 million 8.375% Notes due 2011, net (a)      $  312.3     $  292.5
Allegheny Ludlum 6.95% debentures, due 2025                                150.0        150.0
Domestic Bank Group $250 million unsecured credit agreement                   --           --
Foreign credit agreements                                                   26.7         25.6
Industrial revenue bonds, due through 2007                                  21.5         22.5
Commercial paper                                                              --         70.0
Capitalized leases and other                                                 8.6         21.6
---------------------------------------------------------------------------------------------
Total short-term and long-term debt                                        519.1        582.2
Short-term debt and current portion of long-term debt                       (9.7)        (9.2)
---------------------------------------------------------------------------------------------
Total long-term debt                                                    $  509.4     $  573.0
=============================================================================================

(a) Includes fair value adjustments for interest rate swap contracts of $18.7 million at December 31, 2002.

        Interest expense was $37.3 million in 2002, $30.7 million in 2001 and $37.6 million in 2000. Interest and commitment fees paid were $37.5 million in 2002, $31.1 million in 2001 and $38.0 million in 2000.

        Scheduled maturities of borrowings during the next five years are $9.7 million in 2003, $27.3 million in 2004, $0.6 million in 2005, $0.6 million in 2006 and $10.1 million in 2007.

        In December 2001, the Company issued $300 million of 8.375% Notes due December 15, 2011, in a transaction exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended. During 2002, holders of the Notes exchanged the outstanding Notes for new Notes with substantially identical terms, but which are registered under the Securities Act. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment of principal when due, or failure to cure the breach of a covenant as provided in the Notes. Any violation of the default provision could result in the requirement to immediately repay the borrowings. These Notes are presented on the balance sheet net of issuance costs of $6.4 million, which are being amortized over the life of the debt.

        At December 31, 2002, the Company had entered into "receive fixed, pay floating" arrangements for $150 million related to the 8.375% ten-year Notes which effectively convert this portion of the Notes to variable rate debt. The result of the "receive fixed, pay floating" arrangements was a decrease in interest expense of $4.9 million for the year ended December 31, 2002, compared to the fixed interest expense of the ten-year Notes. At December 31, 2002, the adjustment of these swap contracts to fair market value resulted in the recognition of an asset of $18.7 million on the balance sheet, included in other assets, with an offsetting increase in long-term debt. Some of the swap contracts contain a provision which allows the swap counterparty to terminate the swap contracts in the event the Company's senior unsecured debt credit rating falls below investment grade. The Company also has the ability to terminate the swaps and receive (pay) the asset (liability) fair value of the swaps.

        In December 2002, the Company reached an agreement with a group of banks ("Bank Group") to renew the short-term portion of its unsecured credit facility, revise the amount of available borrowings under the overall credit facility, and revise related financial covenants. This credit agreement revised a $325 million credit facility established in December 2001, which was subsequently amended in August 2002 to revise financial covenants. As amended, the Bank Group unsecured credit agreement provides for borrowings of up to $250 million on a revolving credit basis, consisting of a $100 million short-term credit facility which expires in December 2003, and a $150 million credit facility which expires in December 2006. The interest is payable based upon London Interbank Offered Rates (LIBOR) plus a spread, which can vary depending on the Company's credit rating. The Company also has the option of using other alternative interest rate bases. The agreement has various covenants that limit the Company's ability to dispose of assets and merge with another corporation. The agreement also contains covenants that require the Company to maintain various financial statement ratios, including a covenant requiring the maintenance of a specified minimum ratio of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to gross interest expense ("Interest Coverage Ratio") and a second covenant that requires the Company to not exceed a specified maximum ratio of total consolidated indebtedness to total capitalization ("Leverage Ratio"), both as defined by the agreement. The Company was compliant with these covenants at December 31, 2002 and the applicable covenants during 2002.


                                                   ATI | Annual Report 2002 | 39

        The following table summarizes the Interest Coverage Ratio requirement which, in accordance with the agreement, is calculated for the preceding twelve month period from the financial statement date:

        December 31, 2002 through December 31, 2003             2.0 times EBITDA
        After December 31, 2003 through June 30, 2004           2.5 times EBITDA
        After June 30, 2004 through December 31, 2004           3.0 times EBITDA
        Thereafter                                              3.5 times EBITDA

        The definition of EBITDA excludes up to $10 million of cash costs related to workforce reductions in 2002, includes the add back of non-cash pension expense or the deduction of non-cash pension income calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and excludes postretirement benefits expenses that are funded by Voluntary Employee Benefit Association (VEBA) trusts.

        The Leverage Ratio requires that total consolidated indebtedness be not more than 50% of total capitalization. The Leverage Ratio excludes any changes to capitalization resulting from non-cash balance sheet adjustments due to changes in net pension assets or liabilities recognized in accordance with the minimum liability provisions of SFAS 87. The definitions of total indebtedness and total capitalization allow for the deduction of up to $50 million of cash and cash equivalent balances held in excess of $25 million.

        At December 31, 2002, EBITDA (calculated in accordance with the credit agreement) for the prior twelve month period was 2.3 times gross interest expense compared to a required ratio of at least 2.0 times gross interest expense. At December 31, 2002, the Leverage Ratio was 38% compared to a required ratio of not more than 50% of total capitalization. The Leverage Ratio has the effect of limiting the total amount the Company may borrow as well as the amount of cash dividends which may be paid; at December 31, 2002, the Leverage Ratio would limit the amount of additional borrowings as well as dividends to approximately $300 million.

        The Company had no borrowings outstanding under these revolving unsecured credit agreements during 2002 or at December 31, 2002 or 2001.

        During the fourth quarter of 2000, the Company implemented a commercial paper program. There were no borrowings outstanding under the commercial paper program at December 31, 2002. The weighted average interest rate for the outstanding commercial paper was 3.09% at December 31, 2001. In July 2002 Standard & Poor's Ratings Services lowered its long-term and short-term corporate credit ratings for the Company's debt to BBB from BBB+ and to A-3 from A-2, respectively. In October 2002 Moody's Investor Service lowered its long-term corporate credit ratings for the Company's debt to Baa2 from Baa1.

        The Company's subsidiaries also maintain credit agreements with various foreign banks, which provide for borrowings of up to approximately $57.8 million. At December 31, 2002, the Company had approximately $26 million of available borrowing capacity under these foreign credit agreements. These agreements provide for annual facility fees of up to 0.20%.

        Borrowings outstanding under the credit agreements are unsecured. Commitments under separate standby letters of credit outstanding were $40.1 million at December 31, 2002 and $49.6 million at December 31, 2001.

        The Company has no off-balance sheet financing relationships with variable interest entities, structured finance entities, or any other unconsolidated entities. At December 31, 2002, the Company has not guaranteed any third-party indebtedness.

NOTE 4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION --

Cash and cash equivalents at December 31, 2002 and 2001 were as follows:
(In millions)                                                                       2002        2001
=====================================================================================================
Cash                                                                               $16.1       $19.1
Other short-term investments, at cost which approximates market                     43.3        14.6
-----------------------------------------------------------------------------------------------------
Total cash and cash equivalents                                                    $59.4       $33.7
=====================================================================================================



40 | Annual Report 2002 | ATI

The estimated fair value of financial instruments at December 31, 2002 and 2001 was as follows:


(In millions)                                                               2002                              2001
====================================================================================================================================
                                                                 CARRYING        ESTIMATED          Carrying         Estimated
                                                                  AMOUNT         FAIR VALUE          Amount         Fair Value
====================================================================================================================================

Cash and cash equivalents                                         $59.4             $59.4             $33.7             $33.7
Other assets -- Interest rate swap agreements                      18.7              18.7                --                --
Debt:
   Allegheny Technologies $300 million 8.375% Notes
               due 2011, net (a)                                  312.3             315.7             292.5             295.3
   Allegheny Ludlum 6.95% debentures, due 2025                    150.0             126.0             150.0             125.0
   Foreign credit agreements                                       26.7              26.7              25.6              25.6
   Industrial revenue bonds, due through 2007                      21.5              21.5              22.5              22.5
   Commercial paper                                                  --                --              70.0              70.0
   Capitalized leases and other                                     8.6               8.6              21.6              21.6
====================================================================================================================================

(a) Includes fair value adjustments for interest rate swap contracts of $18.7 million at December 31, 2002.

        The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

        Cash and cash equivalents: The carrying amount on the balance sheet approximates fair value.

        Interest rate swap agreements: The fair values were obtained from the agreement counterparties.

        Short-term and long-term debt: The fair values of the Allegheny Technologies 8.375% Notes and the Allegheny Ludlum 6.95% debentures were based on quoted market prices. The carrying amounts of the other short-term and long-term debt approximate fair value.

        Accounts receivable are presented net of a reserve for doubtful accounts of $10.1 million at December 31, 2002 and $12.3 million at December 31, 2001. During 2002, the Company recognized expense of $1.8 million to increase the reserve for doubtful accounts and wrote-off $4.0 million of uncollectible accounts, which reduced the reserve. During 2001, the Company recognized expense of $10.1 million to increase the reserve for doubtful accounts and wrote-off $5.2 million of uncollectible accounts, which reduced the reserve.

        Property, plant and equipment at December 31, 2002 and 2001 were as follows:

(In millions)                                          2002             2001
================================================================================
Land                                                  $29.5            $30.6
Buildings                                             228.6            219.4
Equipment and leasehold improvements                1,521.5          1,534.4
--------------------------------------------------------------------------------
                                                    1,779.6          1,784.4
Accumulated depreciation and amortization          (1,022.0)          (955.5)
--------------------------------------------------------------------------------
Total property, plant and equipment                  $757.6           $828.9
================================================================================

        Depreciation and amortization for the years ended December 31, 2002, 2001 and 2000 was as follows:

(In millions)                                         2002         2001         2000
=====================================================================================
Depreciation of property, plant & equipment          $85.4        $88.4        $89.8
Amortization of goodwill                                --          5.8          5.7
Software and other amortization                        4.6          4.4          4.2
-------------------------------------------------------------------------------------
Total depreciation and amortization                  $90.0        $98.6        $99.7
=====================================================================================

        In accordance with SFAS 142, amortization of goodwill was discontinued January 1, 2002.

        Accrued liabilities included salaries and wages of $38.4 million and $33.8 million at December 31, 2002 and 2001, respectively.



                                                   ATI | Annual Report 2002 | 41

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) --

The components of accumulated other comprehensive income (loss), net of tax, at December 31, 2002 and 2001 were as follows:

                                                                                                        Total
                                      Foreign     Net Unrealized    Minimum                          Accumulated
                                     Currency    Gains (losses)     Pension        Net Unrealized       Other
                                   Translation    On Derivative    Liability       Gains (Iosses)   Comprehensive
(In millions)                       Adjustments    Instruments     Adjustments     On Investments     Income (loss)
===================================================================================================================
Balance, December 31, 1999             $(3.6)          $--           $ --             $ 7.1              3.5
-------------------------------------------------------------------------------------------------------------------
Amounts arising during the year        (21.7)           --             --               3.8            (17.9)
Amounts realized                         2.3            --             --              (7.5)            (5.2)
-------------------------------------------------------------------------------------------------------------------
Net change                             (19.4)           --             --              (3.7)           (23.1)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000             (23.0)           --             --               3.4            (19.6)
Amounts arising during the year         (0.3)         (2.2)            --              (1.4)            (3.9)
Amounts realized                         0.1            --             --              (2.3)            (2.2)
-------------------------------------------------------------------------------------------------------------------
Net change                              (0.2)         (2.2)            --              (3.7)            (6.1)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001             (23.2)         (2.2)            --              (0.3)           (25.7)
Amounts arising during the year         16.6           7.4         (406.4)              0.4           (382.0)
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002             $(6.6)         $5.2        $(406.4)             $0.1          $(407.7)
===================================================================================================================

        Other comprehensive income (loss) amounts are net of income tax expense (benefit) at the effective tax rate for each year.

NOTE 6. STOCKHOLDERS' EQUITY --

Preferred Stock

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 2002, there were no shares of preferred stock issued.

Common Stock

During 2000, the Company adopted the Allegheny Technologies Incorporated 2000 Incentive Plan (the "Incentive Plan"). Options granted under the Incentive Plan, and predecessor plans, have been granted at not less than market prices on the dates of grant. Options granted under the Incentive Plan have a maximum term of 10 years. Vesting of stock options granted under the Incentive Plan generally occurs in three annual increments, beginning on the first anniversary of the grant date. At December 31, 2002, approximately 4.2 million shares of common stock were available for future awards under the Incentive Plan.

        The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, for awards which vest without a performance-based contingency, no compensation expense for stock option plans is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these stock option awards had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-based Compensation," ("SFAS 123") net loss would have increased by $3.8 million (or $0.04 per diluted share), $5.0 million (or $0.07 per diluted share) and net income would have been reduced by $7.1 million (or $0.09 per diluted share) for the years ended December 31, 2002, 2001 and 2000, respectively. Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                                     2002          2001          2000
======================================================================================================
Expected dividend yield                                               4.4%          4.7%          4.3%
Expected volatility                                                    35%           39%           36%
Risk-free interest rate                                               4.0%          4.8%          5.5%
Expected lives                                                         8.0           8.0           8.0
Weighted average fair value of options granted during year           $2.95         $4.89         $5.38
======================================================================================================


42 | Annual Report 2002  | ATI

        Stock option transactions under the Company's employee plans for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

(shares in thousands)                        2002                         2001                      2000
========================================================================================================================
                                                  WEIGHTED                     Weighted                      Weighted
                                     NUMBER OF     AVERAGE       Number of      Average      Number of       Average
                                      SHARES    EXERCISE PRICE    Shares    Exercise Price    Shares      Exercise Price
========================================================================================================================
Outstanding, beginning of year        5,077        $27.88        4,480          $30.26        4,870          $29.66
Granted                               3,141          9.04          847           17.08          304           18.59
Exercised                                --            --          (28)          14.53         (195)          16.95
Cancelled                              (299)        28.07         (222)          30.75         (499)          27.86
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            7,919        $20.42        5,077          $27.88        4,480          $30.26
------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year            4,190        $29.38        3,453          $32.10        2,318          $33.62
========================================================================================================================

        Options outstanding at December 31, 2002 were as follows:

(shares in thousands)
==============================================================================================================
                            OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
==============================================================================================================
                                 Weighted        Weighted               Weighted
                                 Average         Average                 Average    Value of Stock Options at
Range of          Number of     Remaining       Exercise  Number of     Exercise    December 31, 2002 (a)
Exercise Prices     Shares   Contractual Life     Price     Shares        Price    Exercisable Unexercisable
==============================================================================================================
$7.00-$10.00       2,338            9.8          $ 7.25       --            $--      $ 0          $ 0
10.01-15.00          562            8.9           12.86      130           14.44       0            0
15.01-20.00        1,362            8.5           17.38      403           18.16       0            0
20.01-30.00        1,819            6.7           21.78    1,819           21.78       0            0
30.01-40.00          838            5.0           36.30      838           36.30       0            0
40.01-50.00        1,000            3.9           43.84    1,000           43.84       0            0
--------------------------------------------------------------------------------------------------------------
                   7,919            7.5          $20.42    4,190          $29.38     $ 0          $ 0
==============================================================================================================

        (a) The value of stock options is calculated by subtracting the exercise price per share from $6.13, which was the average of the high and low sales prices of a share of Company Common Stock on the New York Stock Exchange on the last business day of 2002.

        The Company sponsors other stock-based compensation programs, which resulted in compensation expense of $0.8 million in 2002, $1.2 million in 2001 and $10.2 million in 2000. These recognized amounts included reversals of $1.9 million in 2002 and $2.2 million in 2001 for adjustments to prior years incentive compensation expenses based on changes to estimates of compensation made at interim measurement dates. In 2002, the Company granted 174,418 shares of non-vested stock with an aggregate grant date fair value of $2.7 million which vests over a five year service period. Loans to employees in connection with stock-based compensation programs were $11.2 million at December 31, 2002.

Stockholders' Rights Plan

Under the Company's stockholder rights plan, each share of Allegheny Technologies common stock is accompanied by one right to purchase two one-hundredths of a share of preferred stock for $100. Each two hundredths of a share of preferred stock would be entitled to dividends and to vote on an equivalent basis with one share of common stock. The rights are neither exercisable nor separately transferable from shares of common stock unless a party acquires or effects a tender offer for more than 15% of Allegheny Technologies common stock. If a party acquired more than 15% of the Allegheny Technologies common stock or acquired the Company in a business combination, each right (other than those held by the acquiring party) would entitle the holder to purchase common stock or preferred stock at a substantial discount. The rights expire on March 12, 2008, and the Company's Board of Directors can amend certain provisions of the plan or redeem the rights at any time prior to heir becoming exercisable.

                                                   ATI | Annual Report 2002 | 43

NOTE 7. INCOME TAXES --

Income tax provision (benefit) was as follows:

(In millions)                         2002         2001         2000
=====================================================================
Current:
  Federal                          $ (64.1)     $ (40.4)     $   7.8
  State                                0.1          0.5          5.7
  Foreign                              0.4          2.5          5.0
---------------------------------------------------------------------
    Total                            (63.6)       (37.4)        18.5
=====================================================================
Deferred:
  Federal                             21.0         25.9         55.1
  State                                4.6          0.3          2.7
---------------------------------------------------------------------
    Total                             25.6         26.2         57.8
=====================================================================
Income tax provision (benefit)     $ (38.0)     $ (11.2)     $  76.3
=====================================================================

        In general, the Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. Income taxes paid were $2.0 million, $3.4 million and $20.5 million in 2002, 2001, and 2000, respectively. The Company received $45.6 million of income tax refunds in 2002 and has recognized $51.9 million of income taxes receivable at December 31, 2002 for refunds to be received in 2003, utilizing recent net operating losses to recover income taxes paid in prior years.

        No provision has been made for U.S., state or additional foreign taxes related to undistributed earnings of foreign subsidiaries which have been or are intended to be permanently re-invested. It is not practical to estimate the income tax expense or benefit that might be incurred if earnings were remitted to the U.S.

        Income (loss) before income taxes included income (loss) from domestic operations of $(99.8) million in 2002, $(45.3) million in 2001 and $200.1 million in 2000.

        The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                           Tax Provision (Benefit)

                                                       2002         2001         2000
=======================================================================================
Federal tax rate                                      (35.0%)      (35.0%)       35.0%
State and local income taxes, net of federal tax        0.8          2.7          1.1
benefit
Other                                                  (2.4)         1.5          0.4
---------------------------------------------------------------------------------------
Effective income tax rate                             (36.6%)      (30.8%)       36.5%
=======================================================================================

        The effective tax rate for 2002 was a larger benefit than 2001 primarily due to a favorable settlement of issues related to prior years estimated taxes.

        Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense at December 31, 2002 and 2001 were as follows:


44 | Annual Report 2002 | ATI

(In millions)                                          2002         2001
==========================================================================
Deferred income tax assets:
  Postretirement benefits other than pensions       $ 192.7      $ 200.0
  Net operating loss state tax carryforwards           38.0         18.2
  Deferred compensation and other benefit plans        20.4         30.2
  Environmental reserves                               15.9         18.9
  Vacation accruals                                     9.2         11.9
  Self-insurance reserves                               9.8         11.0
  Pension                                               6.6           --
  Other items                                          34.8         21.9
--------------------------------------------------------------------------
Gross deferred income tax assets                      327.4        312.1
Valuation allowance for deferred tax asset            (38.0)       (18.2)
--------------------------------------------------------------------------
Total deferred income tax assets                      289.4        293.9
==========================================================================
Deferred income tax liabilities:
  Pension                                                --        245.4
  Bases of property, plant and equipment              141.0        150.0
  Inventory valuation                                  19.7           --
  Other items                                          22.5         18.7
--------------------------------------------------------------------------
Total deferred income tax liabilities                 183.2        414.1
==========================================================================
Net deferred income tax asset (liability)           $ 106.2      $(120.2)
==========================================================================

        At December 31, 2002 and December 31, 2001, the Company had a state deterred tax asset resulting from net operating loss tax carryforwards of $38.0 million and $18.2 million, respectively A valuation allowance was established for the full value of these net operating loss carryforwards since the Company has concluded that it is more likely than not that these tax benefits would not be realized. For most of these net operating loss carryforwards, expiration will occur in 20 years and utilization of the tax benefit is limited to $2 million per year. The increases in the net operating loss tax carryforward and the related valuation allowance in 2002 is due to operating results.

        Although realization is not assured, the Company has concluded that the remaining deferred tax assets should be realized based upon its history of earnings, expectations of future earnings, and potential tax planning strategies, including possible asset sales.

        In 2002, a minimum pension liability was recognized due to the value of pension assets declining below the Company's accumulated benefit obligation. In conjunction with this event, the Company reduced its deferred pension asset and recorded deferred taxes of $252.0 million, which changed the deferred taxes for the pension from a deferred tax liability of $245.4 million to a deferred tax asset of $6.6 million. At December 31, 2002 and 2001, the balance sheet composition of the Company's net deferred tax assets and liabilities was as follows:

(In millions)                                    2002        2001
===================================================================
Net current asset                             $  20.8     $  33.5
Net noncurrent asset                             85.4          --
Net noncurrent liability                           --       153.7
-------------------------------------------------------------------
Net deferred income tax asset (liability)     $ 106.2     $(120.2)
===================================================================


                                                  ATI | Annual Report 2002 | 45

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

        Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

                                                                                 EXPENSE (INCOME)
===============================================================================================================================
                                                               PENSION BENEFITS              OTHER POSTRETIREMENT BENEFITS
===============================================================================================================================
(In millions)                                           2002         2001         2000         2002         2001         2000
===============================================================================================================================
Service cost -- benefits earned during the year      $  26.6      $  22.9      $  20.9      $   7.4      $   8.4      $   7.9
Interest cost on benefits earned in prior years        123.7        113.5        114.2         42.7         43.4         42.5
Expected return on plan assets                        (174.7)      (209.1)      (228.4)       (19.3)       (20.6)       (17.5)
Amortization of unrecognized transition asset          (10.8)       (24.1)       (24.1)          --           --           --
Amortization of prior service cost                      26.1         19.3         13.7         (4.3)        (4.5)        (4.7)
Amortization of net actuarial (gain) loss                5.1         (0.6)       (22.2)        (1.5)        (1.7)        (2.2)
-------------------------------------------------------------------------------------------------------------------------------
Excess pension (income) expense                         (4.0)       (78.1)      (125.9)        25.0         25.0         26.0
Curtailment and termination benefits (gain) loss          --          9.8           --         (1.7)          --           --
-------------------------------------------------------------------------------------------------------------------------------
Total retirement benefit (income) expense            $  (4.0)     $ (68.3)     $(125.9)     $  23.3      $  25.0      $  26.0
===============================================================================================================================

        In 2002, the Company recorded $1.7 million of non-cash income on the curtailment of postretirement benefits for terminated employees related to work force reductions in the Flat-Rolled Products segment. This amount is included in restructuring costs in the statement of operations.

        In 2001, the Company recorded curtailment and termination benefits expense of $9.8 million related to employees of the Company's Houston, PA stainless steel melt shop that was permanently idled during the fourth quarter. Of this amount, $8.2 million related to curtailment charges and $1.6 million related to a termination charge recorded in accordance with generally accepted accounting principles. This amount is included in restructuring costs in the statement of operations.

        Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

                                                            PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
======================================================================================================================
(In millions)                                         2002        2001        2000        2002       2001       2000
======================================================================================================================
Discount rate                                         7.0%        7.0%        7.0%        7.0%       7.0%       7.0%
Rate of increase in future compensation levels     3%-4.5%     3%-4.5%     3%-4.5%         --         --         --
Expected long-term rate of return on assets           9.0%        9.0%        9.0%      9%-15%     9%-15%     9%-15%
======================================================================================================================

        A discount rate of 6.75% and 7.0% at December 31, 2002 and 2001, respectively, was used for the valuation of pension and postretirement obligations. For 2003, the expected long-term rate of returns on pension and other postretirement benefits assets will be 8.75% and 9.0%, respectively.

        A reconciliation of funded status for the Company's pension and postretirement benefit plans at December 31, 2002 and 2001 was as follows:


46 | Annual Report 2002 | ATI

                                                                  PENSION BENEFITS     OTHER POSTRETIREMENT BENEFITS
=======================================================================================================================
(In millions)                                                     2002          2001          2002         2001
=======================================================================================================================
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                       $1,816.1      $1,629.1      $  651.3     $  638.5
Service cost                                                      26.6          22.9           7.4          8.4
Interest cost                                                    123.7         113.5          42.7         43.4
Benefits paid                                                   (137.4)       (131.2)        (45.7)       (43.5)
Plan amendments                                                   16.3         108.0          (9.4)         4.5
Net actuarial (gains) losses -- discount rate change              47.2            --          10.6           --
                             -- other                             53.0          67.2          56.3         (1.1)
Effect of curtailment and special termination benefits              --           6.6          (1.9)         1.1
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                              1,945.5       1,816.1         711.3        651.3
-----------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                 2,012.0       2,388.3         134.9        138.0
Actual returns (losses) on plan assets and plan expenses        (199.1)       (213.0)        (10.7)        (4.5)
Benefits paid                                                   (134.2)       (128.3)        (12.7)        (3.2)
Section 420 transfer                                                --         (35.0)           --           --
Transfers of assets into plan                                       --            --            --          4.6
-----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                       1,678.7       2,012.0         111.5        134.9
-----------------------------------------------------------------------------------------------------------------------
Overfunded (underfunded) status of the plan                     (266.8)        195.9        (599.8)      (516.4)
Unrecognized net actuarial (gain) loss                           709.2         236.1         132.9         36.3
Adjustment to recognize minimum liability                       (658.4)           --            --           --
Unrecognized transition asset                                       --         (10.8)           --           --
Unrecognized prior service cost                                  165.1         175.9         (29.5)       (26.0)
-----------------------------------------------------------------------------------------------------------------------
PREPAID (ACCRUED) BENEFIT COST                                $  (50.9)     $  597.1      $ (496.4)    $ (506.1)
=======================================================================================================================

        Amounts recognized in the balance sheet consist of:

                                       PENSION BENEFITS     OTHER POSTRETIREMENT BENEFITS
==========================================================================================
(In millions)                          2002         2001         2002         2001
==========================================================================================
Deferred pension asset              $ 165.1      $    --      $    --      $    --
Prepaid pension cost                     --        632.9           --           --
Pension liabilities                  (216.0)          --           --           --
Accrued postretirement benefits          --           --       (496.4)      (506.1)
Other long-term liabilities              --        (35.8)          --           --
------------------------------------------------------------------------------------------
Net amount recognized               $ (50.9)     $ 597.1      $(496.4)     $(506.1)
==========================================================================================

        In 2002, the Company entered into a new six-year labor agreement covering Wah Chang employees represented by the United Steelworkers of America ("USWA"). In 2001, the Company entered into new six-year labor agreements covering Allegheny Ludlum and Oremet employees represented by the USWA. These labor agreements included enhancements to pension benefits. The increase in the pension liability resulting from these labor agreements, as well as pension enhancements at other operations of the Company are presented as plan amendments in the tables above.


                                                   ATI | Annual Report 2002 | 47

        The plan assets for the defined benefit pension plan at December 31, 2002 and 2001 include 1.3 million shares of Allegheny Technologies common stock with a fair value of $8.1 million and $21.8 million, respectively. Dividends of $0.9 million and $1.0 million were received by the plan in 2002 and 2001, respectively on the Allegheny Technologies common stock held by the plan. Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

        Pension costs for defined contribution plans were $12.1 million in 2002 and $14.8 million in both 2001 and 2000. Company contributions to the defined contribution plans are funded with cash.

        The Company contributes on behalf of its union employees at its Oremet facility to a pension plan which is administered by the USWA and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $0.6 million in 2002, $1.1 million in 2001 and $1.4 million in 2000.

        The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 10.3% in 2003 and is assumed to gradually decrease to 5.0% in the year 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                                          One Percentage     One Percentage
(ln millions)                                                             Point Increase     Point Decrease
=============================================================================================================
Effect on total of service and interest cost components for the year
  Ended December 31, 2002                                                        $   6.7           $  (5.4)
Effect on other postretirement benefit obligation
  at December 31, 2002                                                              82.4           $ (68.5)
=============================================================================================================

        At November 30, 2002, the Company's measurement date for pension accounting, the value of the accumulated pension benefit obligation (ABO) exceeded the value of pension assets by approximately $192 million as a result of a severe decline in the equity markets in 2002, 2001 and 2000, higher benefit liabilities from long-term labor contracts negotiated in 2002 and 2001, and a lower assumed discount rate for valuing the pension liabilities. As discussed in last year's annual report, accounting standards require a minimum pension liability be recorded and the pension asset recorded on the balance sheet be written off if the value of pension assets is less than the ABO at the annual measurement date. Accordingly, in the 2002 fourth quarter, the Company recorded a charge against stockholders' equity of $406 million, net of deferred taxes, to write off the prepaid pension asset representing the overfunded position of the pension plan, and to record a deferred pension asset of $165 million for unamortized prior service cost relating to prior benefit enhancements. This charge did not affect earnings and does not have a cash impact. In addition, this charge does not affect compliance with debt covenants in the Company's bank credit agreement. In accordance with accounting standards, the full charge against stockholders' equity would be reversed in subsequent years if the value of pension plan investments returns to a level that exceeds the ABO as of a future annual measurement date.

        In prior years the Company's defined benefit pension plan was fully funded with assets significantly in excess of the projected benefit obligation. Under Internal Revenue Code (Section 420) provisions, certain amounts that the Company paid for retiree health care benefits could be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, the Company recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. The Company's ability to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, if any, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market during the last three years, the pension funded status at the beginning of 2003 is substantially below the threshold required for reimbursement of retiree medical costs in 2003. The ability to resume reimbursement from pension assets for retiree health care costs beyond 2003 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. As a result of labor contracts negotiated in .2001, beginning in the second half of 2001, the Company began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows the Company to recover a portion of the retiree medical costs that were previously funded from the pension surplus. During 2002 and 2001, the Company was able to fund $12.7 million and $3.2 million, respectively, of retiree medical costs using the assets of the VEBA trust. The Company may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million. The value of the assets held in the VEBA was approximately $112 million as of December 31, 2002.


48 | Annual Report 2002 | ATI

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

NOTE 10. BUSINESS SEGMENTS --

The Company operates in three business segments: Flat-Rolled Products, High Performance Metals and Industrial Products.

        The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Allegheny Rodney, Rome Metals and Allegheny Ludlum's 60% interest in STAL.

        The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum, their related alloys, and other specialty materials, primarily in slab, ingot, billet, bar, rod, wire, coil and seamless tube forms. The companies in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang, which also produces and sells zirconium chemicals.

        The Industrial Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. This segment also produces large grey and ductile iron castings and carbon alloy steel forgings. The companies in this segment are Metalworking Products, Portland Forge and Casting Service.

        Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

        Information on the Company's business segments was as follows:

(In millions)                             2002         2001         2000
==========================================================================
Total sales:
  Flat-Rolled Products                $1,058.8     $1,118.8     $1,479.9
  High Performance Metals                660.1        831.7        800.5
  Industrial Products                    229.6        267.8        280.9
--------------------------------------------------------------------------
Total sales                            1,948.5      2,218.3      2,561.3

Intersegment sales:
  Flat-Rolled Products                    10.6         30.4         35.8
  High Performance Metals                 30.1         59.9         65.1
--------------------------------------------------------------------------
  Total intersegment sales                40.7         90.3        100.9
==========================================================================
Sales to external customers:
  Flat-Rolled Products                 1,048.2      1,088.4      1,444.1
  High Performance Metals                630.0        771.8        735.4
  Industrial Products                    229.6        267.8        280.9
--------------------------------------------------------------------------
  Total sales to external customers   $1,907.8     $2,128.0     $2,460.4
==========================================================================

        Total international sales were $440.0 million in 2002, $499.5 million in 2001 and $441.9 million in 2000. Of these amounts, sales by operations in the United States to customers in other countries were $276.9 million in 2002, $318.9 million in 2001 and $286.4 million in 2000.


                                                   ATI | Annual Report 2002 | 49

(In millions)                                                     2002         2001         2000
==================================================================================================
Operating profit (loss):
  Flat-Rolled Products                                         $  (7.9)     $ (38.1)     $ 119.6
  High Performance Metals                                         31.2         82.0         66.5
  Industrial Products                                              4.0         10.4         21.7
--------------------------------------------------------------------------------------------------
Total operating profit                                            27.3         54.3        207.8
Corporate expenses                                               (20.6)       (25.5)       (30.6)
Interest expense, net                                            (34.3)       (29.3)       (34.4)
Restructuring and other costs, net of gains on asset sales       (54.4)       (89.0)       (33.9)
Retirement benefit (expense) income                              (21.8)        53.1         99.9
--------------------------------------------------------------------------------------------------
Income (loss) before income taxes                              $(103.8)     $ (36.4)     $ 208.8
==================================================================================================

        In accordance with accounting standards, in 2002, the Company discontinued the amortization of goodwill. Goodwill amortization by segment for the years ended December 31, 2001 and 2000 was as follows:

(In millions)                              2001        2000
=============================================================
  Flat-Rolled Products                  $   3.9     $   3.9
  High Performance Metals                   1.4         1.4
  Industrial Products                       0.5         0.4
-------------------------------------------------------------
Total goodwill amortization expense     $   5.8     $   5.7
=============================================================

        Restructuring and other costs, net of gains on assets sales includes pre-tax gains and losses resulting from the sale of real estate, certain investments and other assets, which are primarily included in other income (expense) on the statement of operations, as well as charges incurred in connection with closed operations. Restructuring and other costs, net of gains on asset sales was as follows for the years ended December 31, 2002, 2001 and 2000.

(In millions)                                                       2002         2001         2000
====================================================================================================
Restructuring and other costs, net of gains on assets sales:
  Restructuring costs                                            $ (42.8)     $ (74.2)     $ (29.5)
  Other asset impairments and write-offs                            (6.5)        (5.6)          --
  Closed company expenses, net of asset gains                       (5.1)        (9.2)        (4.4)
----------------------------------------------------------------------------------------------------
Restructuring and other costs, net of gains on asset sales       $ (54.4)     $ (89.0)     $ (33.9)
====================================================================================================

        Retirement benefit (expense) income represents pension income net of other postretirement benefit expenses, and related legal and administrative expenses. Operating profit with respect to the Company's business segments excludes any retirement benefit expense or income.


5O | Annual Report 2002 | ATI

(In millions)                                     2002          2001          2000
======================================================================================
Depreciation and amortization:
  Flat-Rolled Products                      $     57.0    $     65.4    $     65.9
  High Performance Metals                         20.9          20.3          22.3
  Industrial Products                             11.3          11.9          10.6
  Corporate                                        0.8           1.0           0.9
--------------------------------------------------------------------------------------
Total depreciation and                      $     90.0    $     98.6    $     99.7
amortization
======================================================================================
Capital expenditures:
  Flat-Rolled Products                      $     15.8    $     20.1    $     25.6
  High Performance Metals                         30.8          75.8          21.7
  Industrial Products                              2.1           8.2          12.7
  Corporate                                         --           0.1           0.2
--------------------------------------------------------------------------------------
Total capital expenditures                  $     48.7    $    104.2    $     60.2
======================================================================================
Identifiable assets:
  Flat-Rolled Products                      $    875.9    $  1,037.5    $  1,219.3
  High Performance Metals                        594.7         625.0         599.9
  Industrial Products                            160.6         169.5         184.3
  Corporate:
    Pension Asset                                165.1         632.9         593.6
    Income Taxes                                 158.1          82.0          61.2
    Other                                        138.8          96.3         117.9
--------------------------------------------------------------------------------------
Total assets                                $  2,093.2    $  2,643.2    $  2,776.2
======================================================================================

        Geographic information for external sales, based on country of origin and assets are as follows:

                                        PERCENT                  Percent                 Percent
(In millions)                   2002   OF TOTAL          2001   Of Total          2000  Of Total
================================================================================================
External Sales:
United States            $  1,468.0        77%     $  1,628.5        77%    $  2,018.7    82%
United Kingdom                 93.2         5%          117.1         5%         106.4     4%
Germany                        86.9         5%           89.9         4%          73.6     3%
France                         61.8         3%           90.7         4%          79.0     3%
Canada                         40.2         2%           55.1         3%          50.7     2%
Japan                          28.7         2%           32.0         1%          26.6     1%
China                          21.3         1%           18.4         1%           8.6     1%
Other                         107.7         5%           96.3         5%          97.0     4%
------------------------------------------------------------------------------------------------
Total External Sales     $  1,907.8       100%     $  2,128.0       100%    $  2,460.6   100%
================================================================================================

                                        PERCENT                 Percent                 Percent
(In millions)                  2002    OF TOTAL          2001  Of Total           2000 Of Total
==================================================================================================
Total Assets:
United States            $  1,800.7        86%     $  2,357.5       89%     $  2,491.7      90%
United Kingdom                170.8         8%          157.3        6%          152.0       5%
China                          49.2         2%           51.6        2%           49.6       2%
Germany                        18.7         1%           24.2        1%           19.3       1%
France                          8.2        --%            6.8       --%            6.9      --%
Japan                           7.3        --%           10.8        1%           13.5       1%
Canada                          4.9        --%            5.1       --%           11.0      --%
Other                          33.4         3%           29.9        1%           32.2       1%
--------------------------------------------------------------------------------------------------
Total Assets             $  2,093.2       100%     $  2,643.2      100%     $  2,776.2     100%
==================================================================================================

                                                 ATI | Annual Report 2002 | 51

NOTE 11. RESTRUCTURING AND OTHER CHARGES --

Restructuring Charges

For the years ended December 31, 2002, 2001 and 2000, the Company recorded restructuring charges of $42.8 million, $74.2 million and $29.5 million, respectively, which are separately classified in the statement of operations.

        In 2002, the Company recorded total charges of $42.8 million related to the indefinite idling of the Massillon, OH stainless steel plate facility, due to continuing poor demand for wide continuous mill plate products, and further workforce reductions across all of the Company's operations. The Massillon, OH stainless steel plate facility was indefinitely idled in the 2002 fourth quarter and resulted in a pre-tax non-cash asset impairment charge of $34.4 million, representing the book value of the facility in excess of its fair market value. In addition, during the second half of 2002, and in light of the continuing decline in demand for the Company's products in the markets served, the Company announced workforce reductions of approximately 665 employees. These workforce reductions, which will be substantially complete by the end of the first half of 2003, resulted in a pre-tax, primarily cash, severance charge of $8.4 million, net of pension curtailment gain. These cost reduction actions are expected to result in annual pre-tax cost savings of approximately $38 million when completed. These expenses are presented as restructuring costs in the statement of operations and are not included in the results for the segments.

        Of the $42.8 million restructuring charge recorded in 2002, $5.2 million, net of tax benefits, will result in expenditures of cash, of which $4.3 million remains to be paid in 2003. Cash to meet these obligations is expected to be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines.

        In 2001, the Company recorded total restructuring charges of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments was recognized. Of this aggregate charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all business segments and headquarters operations, and were substantially complete by the end of 2001. These cost reduction actions resulted in pre-tax cost savings of approximately $19 million in 2002. Of the $74.2 million restructuring charge recorded in 2001, approximately $3.0 million, net of tax benefits, resulted in expenditures of cash, the majority of which was paid in 2002.

        In 2000, the Company recorded total restructuring charges of $29.5 million. The 2000 charges included $13.3 million for asset impairments, and $6.7 million for employee termination benefits, primarily severance pay, and other contractual obligations related to the decision in the 2000 fourth quarter to permanently idle the high-cost titanium sponge production assets of the High Performance Metals segment. The Company ceased titanium sponge production in the first half of 2001, and costs associated with operating the facility in 2001 were included in results of operations as they were incurred. The 2000 charge also included $3.1 million related to a 10 percent salaried workforce reduction at Allegheny Ludlum. The salaried workforce was notified by management of the planned workforce reduction and of the availability of termination benefits prior to December 31, 2000. The reduction in workforce was completed in the 2001 first quarter, and resulted in approximately $11 million in cost savings in 2001. In addition, restructuring and transformation charges for 2000 included $6.4 million for costs related to changes in the Company's executive management. Two executives left the Company in the 2000 fourth quarter. Both of these executives were parties to employment and severance arrangements with the Company that obligated Allegheny Technologies to make specific payments to them as a result of their departure.

        At December 31, 2002, substantially all cash expenditures related to the 2001 and 2000 restructuring charges had been paid.

Other Charges

In 2002, the Company recorded $6.5 million in charges relating to its approximately 30% equity interest in New Piper Aircraft, Inc. ("New Piper"), an investment which is held for sale, including equity in net losses of New Piper and the write-down of the Company's investment to its estimated realizable value. Based on New Piper's fourth quarter 2002 realization of additional losses, and adverse trends in its liquidity and financial condition, the Company determined in the 2002 fourth quarter that it was more likely than not that the carrying value of its equity interest in New Piper was not recoverable. These charges are classified in other income (expense) in the consolidated statements of operations.

        In 2001, the Company also recorded a non-cash charge of $5.6 million related to the write-off of the Company's minority investment in the e-Business site, MetalSpectrum, which terminated operations during the second quarter of 2001. This amount is included in other income (expense) on the consolidated statement of operations.


52 | ANNUAL REPORT 2002 | ATI

NOTE 12. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS --

The payment obligations under the $150 million 6.95% debentures due 2025 issued by Allegheny Ludlum Corporation (the "Subsidiary") are fully and unconditionally guaranteed by Allegheny Technologies Incorporated (the "Guarantor Parent"). In accordance with positions established by the Securities and Exchange Commission, the following financial information sets forth separately financial information with respect to the Subsidiary, the non-guarantor subsidiaries and the Guarantor Parent. The principal elimination entries eliminate investments in subsidiaries and certain intercompany balances and transactions.

        In 1996, the underfunded defined benefit pension plans of the Subsidiary were merged with the overfunded defined benefit pension plans of Teledyne, Inc. and Allegheny Technologies became the plan sponsor. As a result, the balance sheets presented for the Subsidiary and the non-guarantor subsidiaries do not include the Allegheny Technologies net prepaid pension asset or the related deferred taxes. Solely for purposes of this presentation, pension income has been allocated to the Subsidiary and the non-guarantor subsidiaries to offset pension and postretirement expenses which may be funded with pension assets. This allocated pension income has not been recorded in the financial statements of the Subsidiary or the non-guarantor subsidiaries. Management and royalty fees charged to the Subsidiary and to the non-guarantor subsidiaries by the Guarantor Parent have been excluded solely for purposes of this presentation.

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
BALANCE SHEETS


December 31, 2002
================================================================================================================================
                                                                                            Non-
                                                       Guarantor                       guarantor
(In millions)                                             Parent       Subsidiary   Subsidiaries    Eliminations   Consolidated
================================================================================================================================
ASSETS
Cash and cash equivalents                               $    0.2        $   43.0       $   16.2   $      --        $   59.4
Accounts receivable, net                                      --            82.3          157.0          --           239.3
Inventories, net                                              --           181.6          227.4          --           409.0
lncome tax refunds                                          51.9              --             --          --            51.9
Deferred income taxes                                       20.8              --             --          --            20.8
Prepaid expenses end other current assets                    0.3             8.8           22.9          --            32.0
================================================================================================================================
 TOTAL CURRENT ASSETS                                       73.2           315.7          423.5          --           812.4

Property, plant, and equipment, net                           --           383.2          374.4          --           757.6
Deferred pension asset                                     165.1              --             --          --           165.1
Deferred income taxes                                       85.4              --             --          --            85.4
Cost in excess of net assets acquired                         --           112.1           82.3          --           194.4
Investments in subsidiaries and other assets             1,169.8           608.8          347.1    (2,047.4)           78.3
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                           $1,493.5        $1,419.8       $1,227.3   $(2,047.4)       $2,093.2
================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                        $    1.9        $   96.3       $   73.1   $      --        $  171.3
Accrued liabilities                                        510.8            52.1           97.9      (499.8)          161.0
Short-term debt and
 current portion of long-term debt                          --               0.6            9.1          --             9.7
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL CURRENT LIABILITIES                                 512.7           149.0          180.1      (499.8)          342.0

Long-term debt                                             312.4           441.3           37.2      (281.5)          509.4
Accrued postretirement benefits                             --             308.1          188.3          --           496.4
Pension liabilities                                        216.0              --             --          --           216.0
Other                                                        3.6            23.1           53.9          --            80.6
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES                                       1,044.7           921.5          459.5      (781.3)        1,644.4
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL STOCKHOLDERS' EQUITY                                448.8           498.3          767.8    (1,266.1)          448.8
--------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $1,493.5        $1,419.8       $1,227.3   $(2,047.4)       $2,093.2
================================================================================================================================


                                                   ATI | Annual Report 2002 | 53

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
STATEMENTS OF OPERATIONS

For the year ended December 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Non-
                                                           Guarantor                       guarantor
(In millions)                                                 Parent     Subsidiary     Subsidiaries   Eliminations  Consolidated
==================================================================================================================================
SALES                                                     $    --        $ 984.3           $ 923.5       $       --      $1,907.8
Cost of sales                                                17.6          959.3             767.6               --       1,744.5
Selling and administrative expenses                          40.8           27.5             120.0               --         188.3
Restructuring and transformation                               --           38.5               4.3               --          42.8
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before interest, other income
   and income taxes                                         (58.4)         (41.0)             31.6               --         (67.8)
Interest expense, net                                        22.0           10.2               2.1               --          34.3
Other income (expense) including equity
   in income (loss) of unconsolidated subsidiaries          (22.1)           0.1               9.1             11.2          (1.7)
==================================================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)                (102.5)         (51.1)             38.6             11.2        (103.8)
Income tax provision (benefit)                              (36.7)         (16.6)             11.2              4.1         (38.0)
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                         $ (65.8)       $ (34.5)           $ 27.4       $      7.1       $ (65.8)
==================================================================================================================================


ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
CONDENSED STATEMENTS OF CASH FLOWS

For the year December 31, 2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Non-
                                                           Guarantor                       guarantor
(In millions)                                                 Parent     Subsidiary     Subsidiaries   Eliminations  Consolidated
==================================================================================================================================
CASH FLOWS PROVIDED BY (USED IN)
    OPERATING ACTIVITIES                                    $ 13.2        $ 81.3           $ (72.0)       $ 181.7          $204.2
CASH FLOWS PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                        --         (11.5)            (40.7)          12.4           (39.8)
CASH FLOWS PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                                     (13.4)        (41.1)            109.9         (194.1)         (138.7)
==================================================================================================================================
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                     $ (0.2)       $ 28.7            $ (2.8)       $    --          $ 25.7
==================================================================================================================================



54 | Annual Report 2002 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
BALANCE SHEETS


December 31, 2001
=============================================================================================================================
                                                                                          Non-
                                                      Guarantor                      guarantor
(In millions)                                            Parent      Subsidiary   Subsidiaries    Eliminations  Consolidated
=============================================================================================================================
ASSETS
Cash and cash equivalents                              $    0.4     $      14.3   $       19.0     $        --       $   33.7
Accounts receivable, net                                    0.1            84.8          189.7              --          274.6
Inventories, net                                             --           249.2          259.2              --          508.4
Income tax refunds                                         48.5              --             --              --           48.5
Deferred income taxes                                      33.5              --             --              --           33.5
Prepaid expenses and other current assets                   0.1             9.9           17.4              --           27.4
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                     82.6           358.2          485.3              --          926.1
Property, plant, and equipment, net                          --           459.7          369.2              --          828.9
Prepaid pension cost                                      632.9              --             --              --          632.9
Cost in excess of net assets acquired                        --           112.1           76.3              --          188.4
Investments in subsidiaries and other assets            1,175.6           539.3          337.4        (1,985.4)          66.9
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                        $1,891.1     $   1,469.3   $    1,268.2     $  (1,985.4)      $2,643.2
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                       $    1.4     $      77.4   $       76.5     $        --       $  155.3
Accrued liabilities                                       413.2            45.0          222.5          (512.5)         168.2
Short-term debt and
  current portion of long-term debt                          --             0.5            8.7              --            9.2
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                               414.6           122.9          307.7          (512.5)         332.7

Long-term debt                                            362.5           370.4           40.0          (199.9)         573.0
Accrued postretirement benefits                              --           302.4          203.7              --          506.1
Deferred income taxes                                     153.7              --             --              --          153.7
Other                                                      15.6            28.7           88.7              --          133.0
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                       946.4           824.4          640.1          (712.4)       1,698.5
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                              944.7           644.9          628.1        (1,273.0)         944.7
-----------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,891.1     $   1,469.3   $    1,268.2     $  (1,985.4)      $2,643.2
=============================================================================================================================



                                                ATI | Annual Report 2002 | 55

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
STATEMENTS OF OPERATIONS


For the year ended December 31, 2001
=================================================================================================================================
                                                                                           Non-
                                                        Guarantor                     guarantor
 (In millions)                                             Parent     Subsidiary   Subsidiaries     Eliminations    Consolidated
=================================================================================================================================
SALES                                                   $    --          $1,062.9     $1,065.1      $      --         $2,128.0
Costs and expenses:
Cost of sales                                             (55.4)          1,058.4        859.3             --          1,862.3
Selling and administrative expenses                        (3.4)             42.1        160.1             --            198.8
Restructuring costs                                         9.8              61.5          2.9             --             74.2
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before interest, other income
  and income taxes                                         49.0             (99.1)        42.8             --             (7.3)
Interest expense, net                                      16.9              10.9          1.5             --             29.3
Other income (expense) including equity in
  income 6oss) of unconsolidated subsidiaries             (71.2)              8.9          7.6           54.9              0.2
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                         (39.1)           (101.1)        48.9           54.9            (36.4)
Income tax provision (benefit)                            (13.9)            (43.9)        29.8           16.8            (11.2)
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                       $ (25.2)        $   (57.2)    $   19.1      $    38.1         $  (25.2)
=================================================================================================================================



ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
CONDENSED STATEMENTS OF CASH FLOWS

For the year December 31, 2001
===================================================================================================================================
                                                                                           Non-
                                                        Guarantor                     guarantor
 (In millions)                                             Parent     Subsidiary   Subsidiaries     Eliminations    Consolidated
===================================================================================================================================
CASH FLOWS PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                                    $ 45.1        $ 131.5       $  42.7        $  (96.5)          $ 122.8
CASH FLOWS PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                        --          (17.3)        (71.4)            3.7             (85.0)
CASH FLOWS PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                     (44.8)        (100.4)         22.1            92.8             (30.3)
===================================================================================================================================
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                    $  0.3        $  13.8       $  (6.6)       $     --           $   7.5
===================================================================================================================================








56 | Annual Report 2002 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
STATEMENTS OF OPERATIONS

For the year ended December 31, 2000
================================================================================================================================
                                                                                           Non-
                                                        Guarantor                     guarantor
 (In millions)                                             Parent     Subsidiary   Subsidiaries     Eliminations    Consolidated
================================================================================================================================
SALES                                                     $    --      $ 1,432.8      $1,027.6         $      --       $2,460.4
Cost and expenses:
Cost of sales                                               (62.3)       1,269.6         791.2                --        1,998.5
Selling and administrative expenses                          13.7           54.5         135.5                --          203.7
Restructuring costs                                            --             --          29.5                --           29.5
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before interest, other income
   and income taxes                                          48.6          108.7          71.4                --          228.7
Interest expense, net                                        20.6           11.0           2.8                --           34.4
Other income (expense) including equity in
   income (loss) of unconsolidated subsidiaries             194.3           13.5          24.2            (217.5)          14.5
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                           222.3          111.2          92.8            (217.5)         208.8
Income tax provision (benefit)                               89.8           44.2          29.3             (87.0)          76.3
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                         $ 132.5      $    67.0      $   63.5         $  (130.5)      $  132.5
=================================================================================================================================





ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
CONDENSED STATEMENTS OF CASH FLOWS

For the year December 31, 2000
================================================================================================================================
                                                                                           Non-
                                                        Guarantor                     guarantor
 (In millions)                                             Parent     Subsidiary   Subsidiaries     Eliminations    Consolidated
================================================================================================================================
CASH FLOWS PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                                   $ 106.5         $ 78.3        $  94.1          $(143.4)    $    135.5
CASH FLOWS PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                      (0.9)         (20.8)         (52.1)             3.8          (70.0)
CASH FLOWS PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                    (105.5)         (57.1)         (67.0)           139.6          (90.0)
--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                  $    0.1       $    0.4        $ (25.0)         $    --     $    (24.5)
================================================================================================================================



                                                ATI | Annual Report 2002 | 57

NOTE 13. PER SHARE INFORMATION --

The following table sets forth the computation of basic and diluted net income
(loss) per common share:


(In millions except per share amounts)

Years ended December 31,                                        2002            2001            2000
===========================================================================================================
  Numerator for basic and diluted net income
     (loss) per common share --
     net income (loss)                                        $(65.8)         $(25.2)           $132.5
-----------------------------------------------------------------------------------------------------------
Denominator:
  Weighted average shares                                       80.6            80.2              82.9
  Contingent issuable stock                                       --             0.1               0.1
-----------------------------------------------------------------------------------------------------------
  Denominator for basic and diluted net income
     (loss) per common share                                    80.6            80.3              83.0
-----------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss) per common
     share                                                    $(0.82)         $(0.31)           $ 1.60
===========================================================================================================


        Weighted average shares issuable upon the exercise of stock options which were antidilutive thus not included in the calculation were 5.9 million in 2002, 4.5 million in 2001 and 4.0 million 2000.


NOTE 14. COMMITMENTS AND CONTINGENCIES --

Rental expense under operating leases was $15.9 million in 2002, $22.2 million in 2001 and $21.9 million in 2000. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year at December 31, 2002, were as follows: $8.4 million in 2003, $7.4 million in 2004, $6.7 million in 2005, $5.9 million in 2006, $5.0 million in 2007 and $12.9 million thereafter. Commitments for expenditures on property, plant and equipment at December 31, 2002 were approximately $33.0 million.

    When it is probable that a liability has been incurred or an asset of the Company has been impaired, a loss is recognized if the amount of the loss can be reasonably estimated.

    The Company is subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and disposal of hazardous substances, and which may require that it investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which the Company has been identified as a PRP under the Federal Superfund laws and comparable state laws. The Company could incur substantial cleanup costs, fines, and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or noncompliance with environmental permits required at its facilities. The Company is currently involved in the investigation and remediation of a number of the Company's current and former sites as well as third party location sites under these laws.

    In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not yet at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability remain subject to additional uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number, participation, and financial condition of other PRPs, as well as the extent of their responsibility for the remediation. Accordingly, the Company periodically reviews accruals as investigation and remediation of these sites proceed. As the Company receives new information, the Company expects that it will adjust its accruals to reflect the new information. Future adjustments could have a material adverse effect on the Company's results of operations in a given period, but the Company cannot reliably predict the amounts of such future adjustments.

    Based on currently available information, the Company does not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the sites with which the Company is currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell the Company's securities.


58 | Annual Report 2002 | ATI

    Additional future developments, administrative actions or liabilities relating to environmental matters however could have a material adverse effect on the Company's financial condition or results of operations.

    At December 31, 2002, the Company's reserves for environmental remediation obligations totaled approximately $41.0 million, of which approximately $12.9 million were included in other current liabilities. The reserve includes estimated probable future costs of $16.7 million for federal Superfund and comparable state-managed sites; $9.3 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $4.0 million for owned or controlled sites at which Company operations have been discontinued; and $11.0 million for sites utilized by the Company in its ongoing operations. The Company is evaluating whether it may be able to recover a portion of future costs for environmental liabilities from third parties other than participating potentially responsible parties.

    The timing of expenditures depends on a number of factors that vary by site, including the nature and extent of contamination, the number of participating PRPs, the timing of regulatory approvals, the complexity of the investigation and remediation, and the standards for remediation. The Company expects that it will expend present accruals over many years, and will complete remediation of all sites with which it has been identified in up to thirty years.

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

    In June 1995, the U.S. Government commenced an action against Allegheny Ludlum in the United States District Court for the Western District of Pennsylvania, alleging multiple violations of the Federal Clean Water Act. The trial of this matter concluded in February 2001. In February 2002, the Court issued a decision imposing a penalty of $8.2 million for incidents at five facilities that occurred over a period of approximately six years which Allegheny Ludlum had reported to the appropriate environmental agencies. The Company asked the Court to reconsider its decision, which the Court denied in October 2002. The Company has appealed the Court decision. At December 31, 2002, the Company had adequate reserves for this matter.

    Allegheny Ludlum and the United Steelworkers of America ("USWA") are parties to various collective bargaining agreements which set forth a "Profit Sharing Plan." The Company and the USWA were involved in litigation regarding Profit Sharing Pool calculations for 1996, 1997, 1998 and 1999. The USWA claimed adjustments that alleged the Company owed to USWA represented employees approximately $32 million. The Company maintained that its certified determinations of the Profit Sharing Pool calculations were made as prescribed by the Profit Sharing Plan. On January 13, 2003, the Company formalized a settlement agreement with the USWA that provided for an aggregate $5 million distribution to eligible employees. At December 31, 2002, the Company had adequate reserves for this matter.

    In March 1995, Kaiser Aerospace & Electronics Corporation ("Kaiser") filed a civil complaint against Teledyne Industries, Inc. (now TDY Industries, Inc. ("TDY"), a wholly-owned subsidiary of the Company, and Dimeling Schreiber & Park ("DS&P"), DS&P's general partners, and New Piper Aircraft, Inc. in the state court for Miami-Dade County, Florida. The complaint alleged that TDY breached a Cooperation and Shareholder's Agreement with Kaiser


                                                  ATI | Annual Report 2002 | 59
under which the parties agreed to cooperate in the filing and promotion of a proposed plan for acquiring out of bankruptcy the assets of Piper Aircraft, a manufacturer of general aviation aircraft. TDY and Kaiser are engaged in discovery and have agreed to participate in a mediation. Kaiser requests that the court impose a constructive trust on TDY's equity interest in privately held New Piper Aircraft, Inc., which represents approximately 30% of the equity of New Piper Aircraft, Inc. In the alternative, Kaiser also seeks unspecified damages in an amount "to be determined at trial." The trial for this matter is not set. While the outcome of the litigation cannot be predicted, and the Company believes that the claims are not meritorious, an adverse resolution of this matter could have a material adverse effect on the Company's results of operations and financial condition.

    TDY Industries, Inc. and the San Diego Unified Port District ("Port District") entered into a lease of property located in San Diego, California ("San Diego facility") on October 1, 1984. TDY operated its Teledyne Ryan Aeronautical division ("Ryan") at the San Diego facility until May 1999, when substantially all the assets and business of Ryan were sold to Northrop Grumman Corporation ("Northrop"). Northrop subleased a portion of the property with the approval of the Port District until early 2001. TDY also entered into three separate sublease arrangements for portions of the property subject to the approval of the Port District, which the Port District refused. After its administrative appeal to the Port District was denied, TDY commenced a lawsuit against the Port District. The complaint, filed in December 2001 in state court in San Diego, alleges breach of contract, inverse condemnation, tortious interference with a prospective economic advantage and other causes of action relating to the Port District's failure to consent to subleases of the space. The Complaint seeks at least $4 million for damages from the Port District and declaratory relief. The trial for this matter is scheduled for October 2003.

    Despite the Port District's failure to consent to the three subleases, TDY continued its marketing efforts to sublease the San Diego facility. The rental payments and other expenses for the property amounted to approximately $0.4 million per month. At December 31, 2002 the Company had a reserve of approximately $3 million to cover the costs of occupying the San Diego facility. TDY and the Port District discussed resolution of this matter but did not reach any agreement even after court-sponsored mediation. In June 2002 TDY ceased paying rent on the grounds that the Port District had rescinded the Lease when it refused to allow TDY to sublease the property and that the Port District's condemnation of the property voided the lease. In September 2002, the Port District demanded that rent be paid or possession of the property be returned to the Port District. TDY returned possession to the Port District on October 31, 2002 and denied that any remaining amounts were due under the lease.

    The Port District filed a cross-complaint against TDY in March 2003. The Complaint alleges breach of contract for failure to pay rent and for certain environmental contamination on the property. The Port District seeks $1.2 million in past rent, along with future rent and an unspecified sum of damages for failure to remedy. The Port District also alleges anticipatory breach relating to removal of structures and debris from the San Diego facility and seeks specific performance or reimbursement to the Port District. The Port District further alleges that it is entitled to indemnity for potential liability related to environmental matters at the San Diego facility, and seeks a declaratory judgment in its favor. TDY has various defenses to the allegations in the Port District's Complaint and denies that it has any obligation to the Port District.

    In another matter related to the San Diego facility, the Port District requested that the California Department of Toxic Substances Control ("DTSC") evaluate whether the property is regulated as a hazardous waste transportation, storage, or disposal facility under the Resource Conservation and Recovery Act ("RCRA") and similar state laws. DTSC recognizes that the information pertaining to the RCRA permitting status of the property is ambiguous and referred the issue of the property's RCRA permitting status to DTSC's Legal Office for further consideration. TDY discussed this matter directly with DTSC's Legal Office and DTSC agreed to refrain from taking action regarding this issue until after completion of DTSC's Legal Office review. To the extent the facility is subject to RCRA permitting and corrective action is required at the property, DTSC has agreed that the San Diego Regional Water Quality Control Board ("Regional Board") is the appropriate agency to oversee the corrective action work. The Regional Board is currently overseeing other investigative work at the property, the costs of which are included in the Company's environmental reserves.

    The Company is conducting an environmental assessment of portions of the San Diego facility at the request of the Regional Board. At this stage of the assessment, the Company cannot predict if any remediation will be necessary. The Company remediated in 1998 and continues to monitor a lagoon near the San Diego facility. The Company is also seeking approval from the San Diego Department of Public Health for the 1996 closure of four underground storage tanks at the San Diego facility. The Company is evaluating potential claims it has against neighboring property owners and other PRPs related to the environmental condition of the San Diego facility.


60 | Annual Report 2002 | ATI

    TDY Industries, Inc. (TDY) and another wholly-owned subsidiary, among others, have been identified by the U.S. Environmental Protection Agency (EPA) as PRPs at the Li Tungsten Superfund Site in Glen Cove, New York. The Company believes that most of the contamination at the Site resulted from work done while the United States government either owned or controlled operations at the Site, or from processes done for various agencies of the United States, and that the United States is liable for a substantial portion of the remediation costs at the Site. In November 2000, TDY filed a cost recovery and contribution action against the United States government. Discovery is ongoing but no trial date has been set. In March 2003, the Court ordered the United States government to fund a portion of the remediation costs at the Site. An adverse resolution of this matter could have a material adverse effect on the results of operations and financial condition.

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


NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) --

                                                                                      Quarter Ended
==================================================================================================================================
(In millions except share and per share amounts)             March 31             June 30        September 30          December 31
==================================================================================================================================
2002 -
Sales                                                  $        493.1      $        491.2      $        469.3      $        454.2
Gross profit                                                     40.4                47.1                49.6                26.2
Net loss                                                        (11.1)               (7.5)               (7.5)              (39.7)
----------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per common share            $        (0.14)     $        (0.09)     $        (0.09)     $        (0.49)
----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                 80,445,647          80,575,657          80,623,077          80,634,920
==================================================================================================================================
2001 -
Sales                                                  $        542.5      $        554.7      $        537.7      $        493.1
Gross profit                                                     65.6                70.9                67.4                61.8
Net income (loss)                                                 6.4                 6.2                 8.0               (45.8)
----------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss) per common share   $         0.08      $         0.08      $         0.10      $        (0.57)
----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding                                 80,162,491          80,209,965          80,237,977          80,264,682
==================================================================================================================================

        The 2002 fourth quarter includes an after-tax charge of $29.0 million, primarily non-cash, related to asset impairments and cost reduction actions, including the indefinite idling of the Massillon, Ohio stainless steel plate facility, charges for settlement of a labor issue, write-off of the Company's investment in New Piper Aircraft, Inc., and other workforce reductions.

        The 2002 third quarter includes an after-tax charge of $4.5 million, including $3.4 million for workforce reductions and $1.1 million related to the Company's approximately 30% equity in net losses of New Piper Aircraft, Inc., an investment held for sale.

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


                                                   ATI | Annual Report 2002 | 61

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

        The Audit Committee of the Board of Directors is composed of four independent non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.


/s/James L. Murdy              /s/Richard J. Harshman         /s/Dale G. Reid

James L. Murdy                 Richard J. Harshman            Dale G. Reid
President                      Senior Vice President,         Vice President,
and Chief                      Finance and Chief              Controller and
Executive Officer              Financial Officer              Chief Accounting
                                                              Officer

62 | Annual Report 2002 | ATI

SELECTED FINANCIAL DATA

For the Years Ended December 31,                       2002        2001         2000        1999        1998
===============================================================================================================
Volume:
  Flat-Rolled Products (finished tons)                487,335     498,066      608,601     592,619     537,807
    Commodity (finished tons)                         360,301     367,894      460,940     475,557     424,659
    High value (finished tons)                        137,034     130,172      147,661     117,062     113,148
    High Performance Metals -- nickel-based
    and specialty steel alloys (000's lbs.)            35,832      51,899       46,612      43,905      44,182
High Performance Metals -- titanium
    mill products (000's lbs.)                         19,044      23,070       24,798      22,792      24,739
High Performance Metals -- exotic
    alloys (000's lbs.)                                 3,712       3,457        3,691       3,756       4,690
---------------------------------------------------------------------------------------------------------------
Average Prices:
  Flat-Rolled Products (per finished ton)            $  2,134    $  2,162     $  2,354    $  2,081    $  2,194
    Commodity (per finished ton)                        1,529       1,527        1,819       1,562       1,663
    High value (per finished ton)                       3,677       3,956        4,025       4,189       4,187
    High Performance Metals -- nickel-based
    and specialty steel alloys (per lb.)                 6.39        6.31         5.86        5.98        7.33
High Performance Metals -- titanium
    mill products (per lb.)                             11.83       11.70        10.87       11.70       14.03
High Performance Metals -- exotic
    alloys (per lb.)                                    36.29       33.52        35.56       34.77       29.69
---------------------------------------------------------------------------------------------------------------


(In millions except per share amounts)
For the Years Ended December 31,                       2002        2001         2000        1999        1998
===============================================================================================================
Sales:
  Flat-Rolled Products                               $1,048.2    $1,088.4     $1,444.1    $1,296.7    $1,193.1
    High Performance Metals                             630.0       771.8        735.4       722.7       860.3
    Industrial Products                                 229.6       267.8        280.9       276.7       349.0
---------------------------------------------------------------------------------------------------------------
Total sales                                          $1,907.8    $2,128.0     $2,460.4    $2,296.1    $2,402.4
---------------------------------------------------------------------------------------------------------------
Operating profit (loss):
  Flat-Rolled Products                               $  (7.9)    $ (38.1)     $  119.6    $   85.2    $  126.3
    High Performance Metals                              31.2        82.0         66.5        87.0       156.0
    Industrial Products                                   4.0        10.4         21.7        12.2        35.8
---------------------------------------------------------------------------------------------------------------
Total operating profit                               $   27.3    $   54.3     $  207.8    $  184.4    $  318.1
---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
    become extraordinary items                       $ (65.8)    $ (25.2)     $  132.5    $  111.0    $  155.0
Income from discontinued operations                        --          --           --        59.6        86.2
Extraordinary gains on sales of operations                 --          --           --       129.6          --
---------------------------------------------------------------------------------------------------------------
Net Income (loss)                                    $ (65.8)    $ (25.2)     $  132.5    $  300.2    $  241.2
---------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share:
Income (loss) from continuing operations
    before extraordinary Items                       $ (0.82)    $ (0.31)     $   1.60    $   1.17    $   1.57
Income from discontinued operations                        --          --           --        0.62        0.88
Extraordinary gains on sales of operations                 --          --           --        1.36          --
---------------------------------------------------------------------------------------------------------------
Basic net income (loss) per common share             $ (0.82)    $ (0.31)     $   1.60    $   3.15    $   2.45
---------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share:
Income (loss) from continuing operations
    before extraordinary Items                       $ (0.82)    $ (0.31)     $   1.60    $   1.16    $   1.56
Income from discontinued operations                        --          --           --        0.62        0.87
Extraordinary gains on sales of operations                 --          --           --        1.35          --
---------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share           $ (0.82)    $ (0.31)     $   1.60    $   3.13    $   2.43
===============================================================================================================


                                                  ATI | Annual Report 2002 | 63

For the Years Ended December 31,              2002            2001               2000              1999              1998
==========================================================================================================================
Dividends declared                           $0.66           $0.80              $0.80             $1.28             $1.28
--------------------------------------------------------------------------------------------------------------------------
Working capital                              470.4           593.4              609.3             493.5             574.9
--------------------------------------------------------------------------------------------------------------------------
Total assets                               2,093.2         2,643.2            2,776.2           2,750.6           2,943.5
--------------------------------------------------------------------------------------------------------------------------
Long-term debt                               509.4           573.0              490.6             200.3             430.6
--------------------------------------------------------------------------------------------------------------------------
Total debt                                   519.1           582.2              543.8             353.0             498.8
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                     59.4            33.7               26.2              50.7              74.2
--------------------------------------------------------------------------------------------------------------------------
Fair value of interest rate swap assets       18.7              --                 --                --                --
--------------------------------------------------------------------------------------------------------------------------
Net debt (a)                                 441.0           548.5              517.6             302.3             424.6
--------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                         448.8           944.7            1,039.2           1,200.2           1,339.9
--------------------------------------------------------------------------------------------------------------------------


    (a) Net debt represents total debt less cash and cash equivalents, and interest rate swap assets.

    Net income (loss) was adversely affected by after-tax transformation, merger and restructuring charges of $27.1 million in 2002, $47.8 million in 2001, $18.7 million in 2000 and $45.8 million in 1998.

        Stockholders' equity for 2002 includes the effect of recognizing a minimum pension liability of $406.4 million, net of related tax effects.

    In 1999, the Company completed a strategic transformation in which it spun-off Teledyne Technologies Incorporated and Water Pik, Inc. and sold certain businesses. The results of the companies spun-off and companies sold are reflected as discontinued operations for all periods presented. The Company recognized extraordinary gains of $129.6 million, net of $79.9 million in taxes, in connection with the sales of businesses in 1999.

    At a stockholders' meeting held in November 1999, the Company's stockholders approved a one-for-two reverse stock split of the Company's stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. All references to number of shares and per share amounts have been restated to reflect the reverse stock split.


COMMON STOCK PRICES

The Company's common stock is traded on the New York Stock Exchange (symbol
ATI). At December 31, 2002, there were approximately 7,900 record holders of Allegheny Technologies Incorporated common stock. The Company paid a cash dividend of $0.06 per share on its common stock in the fourth quarter of 2002, and $0.20 per share on its common stock in each of the first three quarters of 2002 and each of the four quarters of 2001. The Company's stock price ranges were as follows:

                                   Quarter Ended
=========================================================================
2002          March 31         June 30    September 30    December 31
-------------------------------------------------------------------------
   High         $16.95          $18.11          $15.35          $7.52
   Low          $14.72          $15.54          $ 6.20          $5.30
-------------------------------------------------------------------------

=========================================================================
2001          March 31         June 30    September 30    December 31
-------------------------------------------------------------------------
   High         $19.00          $21.07          $19.80         $17.01
   Low          $13.19          $16.40          $12.55         $12.50
-------------------------------------------------------------------------



64 | Annual Report 2002 | ATI