Form 10-K, Exhibit 13
period 2003-12-31
ALLEGHENY TECHNOLOGIES INC
filed 2004-03-15
CIK 1018963

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allegheny Technologies Incorporated is one of the largest and most diversified producers of specialty materials in the world. We use innovative technologies to offer global markets a wide range of specialty materials. High-value products include super stainless steel, nickel-based and cobalt-based alloys and superalloys, titanium and titanium alloys, specialty steels, tungsten materials, exotic alloys, which include zirconium, hafnium and niobium, and highly engineered strip and Precision Rolled Strip(R) products. In addition, we produce commodity specialty materials such as stainless steel sheet and plate, silicon electrical and tool steels, and forgings and castings. Unless the content requires otherwise, "we," "our," "us" and similar terms refer to Allegheny Technologies Incorporated and its subsidiaries.

         Certain statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements. Actual results or performance could differ materially from those encompassed within such forward looking statements as a result of various factors, including those described below.

OVERVIEW

Business conditions remained very difficult in 2003 resulting in a net loss before the cumulative effect of a change in accounting principle for 2003 of $313.3 million, or $3.87 per share, which included after-tax restructuring, litigation and tax charges of $190.5 million. Sales increased 2% to $1,937.4 million for 2003 as higher selling prices, primarily due to the effect of raw material surcharges, offset lower shipments for most of our major products resulting from the continued weakness in many of the markets we serve. Operating results were significantly negatively impacted by higher raw material and energy costs, and increased retirement benefit expenses, which offset $117 million in cost reductions. Operating results included $62.4 million of pretax restructuring charges and a $138.5 million charge to record a valuation allowance for a major portion of our net deferred tax assets. Additionally, on March 10, 2004, we received an unfavorable jury verdict concerning a lease of property in San Diego, CA, and recognized litigation expense of $22.5 million in our 2003 operating results.

         Demand for commodity stainless steel products remained depressed for most of 2003 due to the continued weakness in the U.S. industrial economy, especially in the non-residential construction and most capital goods markets. This weak demand and pricing environment for products of the Flat-Rolled Products segment, the negative effects of rapidly rising raw material costs on our last-in, first-out ("LIFO") inventory accounting methodology and higher energy costs offset the positive effects of cost reductions and resulted in an operating loss of $14.1 million. Sales for the High Performance Metals segment improved 2% primarily due to strong demand for our exotic materials, especially from the government and chemical processing markets. However, operating profit for the High Performance Metals segment declined 16% to $26.2 million due primarily to continued weak demand for products used in commercial aerospace and land-based turbines for power generation, two key markets for our nickel-based alloys and superalloys and titanium alloys, and rising raw material and energy costs, which offset the positive effects of our cost reduction efforts. Results for the Engineered Products segment improved, as sales increased 6%, and operating profit increased 66% to $7.8 million due to improved demand from the oil and gas markets, plus cost reduction initiatives.

         Retirement benefit expenses increased $112.6 million in 2003 to $134.4 million due to the severe decline in the equity markets for 2000 through 2002, a lower expected return on benefit plan investments, and a lower discount rate assumption for determining liabilities. Substantially all of the increase in expense was non-cash as we were not required to make a contribution to our pension plan in 2003, and we do not expect to be required to make cash contributions to the defined benefit pension plan for at least the next several years.

         During 2003, we continued to focus on enhancing our leading market positions, reducing costs, and improving liquidity. Our accomplishments from these important efforts included:

- Significant progress toward the completion in 2004 of our two major strategic capital investments, both of which began in 2002. The first of two new electric arc furnaces for our flat-rolled products melt shop located in Brackenridge, PA began operation in November 2003 and the second furnace is scheduled to be completed in the second half of 2004. The second project is a major upgrade and expansion of our high performance metals long products rolling mill facility located in Richburg, SC, which is expected to begin producing product in the second quarter of 2004. We believe these projects will provide state-of-the-art operating capabilities, increased efficiencies, lower operating costs, and expanded capacity.

- Introduction of a number of new alloys to better serve our customers' needs, demonstrating our ongoing commitment to technology and product development.

- Creation of a new joint venture, Uniti LLC, to accelerate growth and expand our participation in global markets for industrial titanium ingot and mill products.

- Realization of $117 million in gross cost reductions, before the effects of inflation, exceeding our initial 2003 goal of $90 million. A significant portion of these cost reductions resulted from our continuing efforts to streamline processes and improve productivity. During 2003, we reduced our salaried workforce across all of our operations, including the corporate office, by approximately 16%. Overall employment was reduced by 9% in 2003.

                                                    ATI | Annual Report 2003 | 9

- Continued success in implementing the ATI Business System, which is driving lean manufacturing throughout our operations. For example, even though costs of our major raw materials increased approximately 27% during 2003, gross inventory increased by less than 1%, reflecting our ATI Business System initiatives. At December 31, 2003, managed working capital was 30.7% of annualized sales compared to 32.4% of annualized sales at 2002 year-end. We define managed working capital as accounts receivable and gross inventories less accounts payable.

- Significant improvement in safety. As a result of our continuing focus on and commitment to safety, in 2003 our OSHA Total Recordable Incident Rate improved by 29% and Lost Time Case Rate improved by 38% compared to 2002.

- Improved and more stable financial liquidity. During the 2003 second quarter, we entered into a $325 million four-year senior secured domestic revolving credit facility. The facility, which replaced a $250 million unsecured facility, is secured by all accounts receivable and inventory of our U. S. operations, and includes capacity for up to $150 million in letters of credit. While there were no borrowings under the secured credit facility during 2003, a portion of the letters of credit capacity is being utilized. Cash flow from operations for 2003 was $82.0 million and cash on hand increased to $79.6 million at December 31, 2003, $20.2 million higher than at the end of 2002.

         As a result of actions taken in 2003, we believe ATI should benefit from improving business conditions in 2004. Our goal is to achieve profitability in our Flat-Rolled Products segment and improve operating earnings in our High Performance Metals and Engineered Products segments in 2004. Reducing costs will remain a focus, and our 2004 cost reduction objective is $104 million. While retirement benefit expense will again be a significant negative to financial results, it will remain largely non-cash. Retiree medical benefits represent a significant portion of our retirement benefit expense and we are exploring ways to reduce these costs. While we are concerned about raw material and energy price volatility, especially for nickel and natural gas, we are taking actions to manage the impact of this volatility internally and we are increasing selling prices for many of our products. Our current 2004 capital expenditures are expected to be between $60 and $70 million, which is within our forecasted depreciation expense of $72 million.

RESULTS OF OPERATIONS

Sales were $1.94 billion in 2003, $1.91 billion in 2002 and $2.13 billion in 2001. International sales represented approximately 23 percent of total sales for all years.

         Operating profit was $19.9 million in 2003, $27.3 million in 2002 and $54.3 million in 2001. Losses before taxes were $280.2 million, $103.8 million and $36.4 million, respectively. These results included restructuring charges and litigation expense in 2003 of $84.9 million, and restructuring charge of $42.8 million and $74.2 million in 2002 and 2001, respectively. Our measure of operating profit, which we use to analyze the results of our business segments, excludes corporate expenses, net interest expense, management transition and restructuring costs, other costs net of gains on asset sales, and retirement benefit expense or income. We believe operating profit, as defined, provides an appropriate measure of controllable operating results at the business segment level.

         A severe decline in the equity markets in 2000 through 2002 and higher benefit liabilities from long-term labor contracts negotiated in 2001 resulted in retirement benefit expenses of $134.4 million in 2003 and $21.8 million for 2002, compared to retirement benefit income of $53.1 million for 2001.

         Net losses, before the cumulative effect of change in accounting principle, were $313.3 million, $65.8 million and $25.2 million for 2003, 2002 and 2001, respectively. The net loss for 2003 included a $138.5 million charge for a valuation allowance on our net deferred tax assets, pretax restructuring charges of $62.4 million relating to asset impairments in the Flat-Rolled Products segment and workforce reductions across all operating segments and the corporate office, and $22.5 million for litigation expense. As a result of recording the deferred tax valuation allowance, results for 2003 include an income tax provision of $33.1 million, whereas 2002 and 2001 pretax losses were reduced by income tax benefits of $38.0 million and $11.2 million, respectively. 2002 included charges of $42.8 million related to the indefinite idling of our Massillon, OH stainless steel plate facility in the Flat-Rolled Products segment, and workforce reductions. 2001 included charges of $74.2 million for the permanent idling of the Houston, PA melt shop in the Flat-Rolled Products segment, workforce reductions and other asset impairments. Operating results for 2003 and 2002 exclude goodwill amortization expense while 2001 included goodwill amortization expense of $5.8 million.

         We operate in three business segments: Flat-Rolled Products, High Performance Metals and Engineered Products. These segments represented the following percentages of our total revenues for the years indicated:

                                   2003       2002     2001
                                   ----       ----     ----
Flat-Rolled Products                54%        55%      51%
High Performance Metals             33%        33%      36%
Engineered Products                 13%        12%      13%

10 | Annual Report 2003 | ATI

         Information with respect to our business segments is presented below and in Note 10 of the Notes to Consolidated Financial Statements.

FLAT-ROLLED PRODUCTS

(In millions)                                     2003         % Change     2002       % Change      2001
------------------------------------------------------------------------------------------------------------
Sales to external customers                     $  1,043.5        0.3%    $1,040.3       (3.7%)    $ 1,080.4
------------------------------------------------------------------------------------------------------------
Operating loss                                       (14.1)     (64.0%)       (8.6)      78.5%         (40.0)
------------------------------------------------------------------------------------------------------------
Operating loss as a percentage of sales               (1.4%)                  (0.8%)                    (3.7%)
------------------------------------------------------------------------------------------------------------
International sales as a percentage of sales          13.5%                   11.8%                     12.0%
------------------------------------------------------------------------------------------------------------

[ATI FLAT-ROLLED PRODUCTS SHIPPED BAR CHART]

(thousands of tons)

99                593
00                609
01                498
02                487
03                478

         Our Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products, as well as silicon electrical steels and tool steels. The operations in this segment include Allegheny Ludlum, Allegheny Rodney, Allegheny Ludlum's 60% interest in the Chinese joint venture company known as Shanghai STAL Precision Stainless Steel Co., Limited ("STAL"), and our 50% interest in the industrial titanium joint venture known as Uniti LLC. The remaining 40% interest in STAL is owned by Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the segment's operating results with the 40% interest of our minority partner recognized on the statement of operations as other income or expense. The remaining 50% interest in Uniti LLC is held by VSMPO-AVISMA, a Russian producer of titanium, aluminum and specialty steel products. We account for the results of the Uniti joint venture using the equity method since we do not have a controlling interest.

2003 Compared to 2002

Sales for the Flat-Rolled Products segment for 2003 were $1,043.5 million, essentially the same as 2002, which was due primarily to the effect of raw material surcharges offsetting lower volumes and base selling prices. Weak demand and base pricing for products of the Flat-Rolled Products segment, especially commodity stainless steel, which persisted for most of 2003, plus the negative effects of rapidly rising raw material costs and higher energy costs resulted in an operating loss of $14.1 million for 2003 compared to an operating loss of $8.6 million in 2002.

         Finished tons shipped in 2003 declined by 2% to 478,353 tons compared to shipments of 487,335 tons for 2002. The average transaction prices to customers increased by 2% to $2,178 per ton in 2003 due primarily to higher raw materials surcharges, which offset a 4% decline in average base selling prices, which exclude the affect of surcharges. Shipments of commodity products (including stainless steel hot roll and cold roll sheet, stainless steel plate and silicon electrical steel, among other products) decreased 2% while average prices for these products increased 3%. The decline in shipments was primarily attributable to continued depressed demand for commodity stainless steel sheet and plate due to the continued weakness in the U.S. industrial economy, especially in the non-residential construction and most capital goods markets. The increase in average prices was primarily due to higher raw material surcharges, principally for nickel. Commodity stainless steel base selling prices, which exclude surcharges, declined 4% in 2003 compared to 2002. During the same period, consumption in the U.S. of stainless steel strip, sheet and plate products was flat according to the Specialty Steel Institute of North America (SSINA). High-value product shipments in the segment (including strip, Precision Rolled Strip(R), super stainless steel, nickel alloy and titanium products) decreased 1%, while average prices for high-value products were flat. Increased shipments of Precision Rolled Strip(R) products in Europe and Asia were partially offset by the overall decline in shipments of other high-value products. Certain of these high-value products are used in the consumer durables and capital goods markets, both of which continued to be impacted by the weak U.S. economy in the markets we serve, which negatively affected shipments.

         Operating results for 2003 were adversely affected by higher raw material costs, which increased significantly in 2003, especially during the second half of the year. For example, the cost of nickel, a major raw material in the production of many stainless steel alloys, increased 97% in 2003 from an average cost of $3.26 per pound for the month of December 2002 to an average cost of $6.43 per pound for December 2003, as priced on the London Metals Exchange. While we were able to offset a significant portion of the increase through raw material surcharges in the pricing of our products, these higher costs had a negative effect on cost of sales as a result of our LIFO inventory accounting methodology. For 2003, we incurred approximately $36 million of expense for these cost increases, including LIFO inventory charges of $27 million and cost increases of $9 million for certain raw materials which are not subject to our surcharges. In addition, natural gas and electricity costs for 2003 were approximately $12 million higher than 2002.

                                                   ATI | Annual Report 2003 | 11

[APPARENT DOMESTIC CONSUMPTION OF STAINLESS STEEL SHEET AND STRIP BAR CHART]

(thousands of tons)

98                1,822
99                1,897
00                1,896
01                1,551
02                1,595
03                1,571

(Source: SSINA)

         We continued to aggressively reduce costs and streamline our operations. In 2003, we achieved gross cost reductions, before the effects of inflation, of $60 million. Major areas of cost reductions, before the effects of inflation, included $19 million from operating efficiencies, $18 million from procurement, $13 million from lower compensation and fringe benefit expenses, and $10 million from reduced depreciation expense and other fixed cost savings. During 2003, we implemented further workforce reductions of approximately 140 salaried employees representing approximately 13% of the salaried workforce. These workforce reductions were substantially complete by the end of 2003 and resulted in a pretax severance charge of $5 million in 2003. In addition, we indefinitely idled our Washington Flat-Rolled coil facility located in Washington, PA and recorded an asset impairment charge related to the remaining assets located at Houston, PA reflecting projected utilization. These actions resulted in a total pretax, non-cash asset impairment charge of $47.5 million in the 2003 fourth quarter. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pretax cost savings of approximately $10 million. Since 2000, the salaried workforce has been reduced by approximately 41%.

         We continued to invest to enhance our specialty metals capabilities, increase efficiencies and reduce costs. Our strategic capital investment to upgrade the Brackenridge, PA melt shop, which commenced in 2002 and is expected to cost approximately $35 million, is on schedule. The first of the two new electric arc furnaces began operation in November 2003 and the second furnace is scheduled to be completed in the second half of 2004. Cost savings are estimated to be over $20 million annually after completion of the project.

2002 Compared to 2001

Sales for the Flat-Rolled Products segment decreased 3.7% in 2002 resulting in an operating loss of $8.6 million for the year. Operating results continued to be severely impacted by very low demand and declining prices for most stainless steel products, but improved compared to 2001 results due to on-going efforts to reduce costs. Finished tons shipped in 2002 further declined by 2% to 487,335 tons compared to shipments of 498,066 tons for 2001. The average price of flat-rolled products decreased by 1% to $2,134 per ton in the 2002 period. Shipments of commodity products (including stainless steel hot roll and cold roll sheet, stainless steel plate and silicon electrical steel, among other products) decreased 5% while average prices for these products were flat. The decline in shipments was primarily attributable to continued depressed demand for stainless steel sheet and plate due to the weak U.S. industrial economy. The slight increase in average prices was primarily due to higher raw material surcharges, principally for nickel. High-value product shipments in the segment (including strip, Precision Rolled Strip(R), super stainless steel, nickel alloy and titanium products) increased 5%, while average prices for high-value products decreased 7%. Increased shipments of Precision Rolled Strip(R) products in Europe and Asia were partially offset by the overall decline in shipments of other high-value products. Certain of these high-value products are used in the consumer durables and capital goods markets, both of which were impacted by the weak U.S. economy, which negatively affected prices. Operating results for 2002 were also adversely affected by settlement of a dispute with the United Steelworkers of America ("USWA") regarding profit sharing related to prior years, which resulted in a pretax charge of $3.9 million in the fourth quarter.

         During 2002 we continued to aggressively reduce costs and achieved gross cost reductions, before the effects of inflation, of $80 million for the full year. We indefinitely idled our Massillon, OH stainless steel plate facility, due primarily to continuing poor demand for wide continuous mill plate products. This action resulted in a pretax, non-cash asset impairment charge of $34.4 million in the 2002 fourth quarter. In addition, during the 2002 third quarter, we announced further workforce reductions of approximately 230 salaried employees representing approximately 20% of the salaried workforce. These workforce reductions were substantially complete by the end of the third quarter and resulted in a pretax severance charge of $4 million, net of a pension curtailment gain, in the 2002 third quarter. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment.

HIGH PERFORMANCE METALS

(In millions)                                    2003      % Change   2002    % Change     2001
-------------------------------------------------------------------------------------------------
Sales to external customers                    $  641.7       1.9%   $630.0    (18.4%)   $ 771.8
-------------------------------------------------------------------------------------------------
Operating profit                                   26.2     (16.0%)    31.2    (62.0%)      82.0
-------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales           4.1%                5.0%                10.6%
-------------------------------------------------------------------------------------------------
International sales as a percentage of sales       34.8%               39.3%                36.0%
=================================================================================================

12 | Annual Report 2003 | ATI

[ATI NICKEL-BASED AND SPECIALTY STEEL ALLOYS SHIPPED BAR CHART]

(thousands of lbs.)

99                43,905
00                46,612
01                51,899
02                35,832
03                35,168

         Our High Performance Metals segment produces, converts and distributes a wide range of high performance alloys including nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, exotic alloys such as zirconium, hafnium, niobium, tantalum and their related alloys, and other specialty alloys and metals, primarily in slab, ingot, billet and long products such as bar, rod, wire, coil and seamless tube. The operations in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang, which also produces and sells zirconium chemicals.

2003 COMPARED TO 2002

Sales for the High Performance Metals segment increased 1.9% to $641.7 million in 2003 primarily due to strong demand for our exotic materials, especially for the government and chemical processing markets, which offset continued weakness in the commercial aerospace and land-based turbine power generation markets. However, operating profit for the High Performance Metals segment declined 16% to $26.2 million because of lower demand and prices for nickel-based alloys and superalloys, specialty steel alloys and titanium-based alloys, which represent approximately 70% of the segment's sales. In addition, rising raw material costs offset cost reduction efforts.

         Shipments of nickel-based and specialty steel alloys decreased 2%, while average prices increased 3% due primarily to product mix. Titanium mill products shipments decreased 3% and average prices decreased 3%. Shipments for exotic alloys increased 14% and average prices increased 4%. Backlog of confirmed orders for the segment was approximately $270 million at December 31, 2003 and approximately $300 million at December 31, 2002.

[ATI TITANIUM MILL PRODUCTS SHIPPED BAR CHART]

(thousands of lbs.)

99                22,792
00                24,798
01                23,070
02                19,044
03                18,436

         Operating profit for 2003 was adversely affected by higher raw material costs, which increased significantly in 2003, especially during the second half of the year. These higher costs had a negative effect on cost of sales as a result of our LIFO inventory accounting methodology, resulting in $11.7 million of expense for 2003, compared to $7.4 million of LIFO income in 2002. Operating profit in 2002 was adversely impacted by the effects of a seven month labor strike settled in March 2002 at our Wah Chang operation, which produces our exotic alloys.

[ATI EXOTIC ALLOYS SHIPPED BAR CHART]

(thousands of lbs.)

99                3,756
00                3,691
01                3,457
02                3,712
03                4,245

         We continued to aggressively reduce costs in 2003. Gross cost reductions, before the effects of inflation, for 2003 totaled approximately $45 million. Major areas of cost reductions, before the effects of inflation, included $23 million from operating efficiencies, $13 million from procurement, and $9 million from hourly and salary labor cost savings. During 2003, we implemented further workforce reductions, which affected approximately 200 employees, or 19% of the salaried workforce. In connection with these reductions, which were substantially completed by the end of the year, we recorded charges of $3 million for the related severance costs. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment. These cost reduction actions are expected to result in annual pretax cost savings of approximately $10 million.

         We continued to invest to enhance our specialty metals capabilities, increase efficiencies and reduce costs. Our strategic capital investment to upgrade our long products rolling mill facility located in Richburg, SC, which is expected to cost approximately $46 million, began in 2002 and is expected to start producing product in the second quarter of 2004. The project includes mutual conversion agreements with Outokumpu Oyj's U.S. subsidiary, Outokumpu Stainless, giving us access to process our products at Outokumpu Stainless' facility and Outokumpu Stainless access to process their stainless steel long products at our Richburg facility.

2002 COMPARED TO 2001

Sales for the High Performance Metals segment declined 18.4% in 2002 primarily as a result of reduced demand for nickel-based alloys and superalloys, and titanium and titanium-based alloys from the segment's two largest markets, commercial aerospace and power generation. This decrease in sales was partially offset by improved shipments of exotic alloys primarily for the mining, high energy physics, government and corrosion markets. Shipments of nickel-based alloys and superalloys and specialty steel alloys decreased 31%, while average prices increased 1%. Titanium mill products shipments decreased 17% and average prices increased 1%. Shipments for exotic alloys increased 7% and average prices increased 8%. Increases in prices for 2002, compared to 2001, were primarily the result of favorable changes in product mix.

         Operating profit for 2002 declined 62% primarily as a result of the reduced sales volume, which was partially offset by efforts to reduce costs. Gross cost reductions, before the effects of inflation, for 2002 totaled approximately $42 million. Operating profit in 2002 was also adversely impacted by the effects of a seven month labor strike, which was settled in March 2002, at our Wah Chang operation, which produces our exotic alloys.

                                                   ATI | Annual Report 2003 | 13

         Backlog of confirmed orders for the segment was approximately $300 million at December 31, 2002 and approximately $350 million at December 31, 2001. While the backlog for our exotic materials remained strong, we expected demand for products used in commercial aerospace, which historically has been the segment's largest end-use market, to remain depressed in 2003. As a result, in the 2002 third and fourth quarters we announced further workforce reductions, which affected approximately 285 employees at the Allvac and Allvac Ltd operations. In connection with these reductions, we recorded charges of $3.3 million for the related severance costs. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment.

ENGINEERED PRODUCTS

(In millions)                                            2003         % Change       2002      % Change      2001
-------------------------------------------------------------------------------------------------------------------
Sales to external customers                            $   252.2         6.2%      $ 237.5      (13.9%)     $ 275.8
-------------------------------------------------------------------------------------------------------------------
Operating profit                                             7.8        65.5%          4.7      (61.7%)        12.3
-------------------------------------------------------------------------------------------------------------------
Operating profit as a percentage of sales                    3.1%                      2.0%                     4.5%
-------------------------------------------------------------------------------------------------------------------
International sales as a percentage of sales                31.0%                     29.5%                    33.4%
===================================================================================================================

         Our Engineered Products segment's principal business consists of the production of tungsten powder, tungsten carbide materials and carbide cutting tools. The segment also produces carbon alloy steel impression die forgings, large grey and ductile iron castings, and provides conversion services for titanium and other specialty metals. The companies in this segment are Metalworking Products, Portland Forge, Casting Service and Rome Metals. In the 2003 fourth quarter, as a result of organization changes, Rome Metals became part of this segment, which was formerly the Industrial Products segment.

2003 COMPARED TO 2002

Sales for the Engineered Products segment increased 6.2%, to $252.2 million in 2003, compared to 2002, and operating profit increased 65.5%, to $7.8 million. Demand for our tungsten products from the oil and gas, medical and automotive markets improved during 2003. Demand also improved for forgings and castings. Segment operating profit improved primarily due to higher sales and the impact of cost reductions, which totaled $9 million in 2003.

         In the second half of 2003, we announced an additional restructuring of the European operations of Metalworking Products. Restructuring charges of approximately $3 million associated with this consolidation are presented as restructuring costs on the 2003 statement of operations and are not included in segment results. These cost reductions are expected to result in $2 million in annual pretax cost savings.

2002 COMPARED TO 2001

Sales and operating profit for the Engineered Products segment decreased 13.9% and 61.7%, respectively, in 2002, compared to 2001 results. Continued weak demand from most U.S. industrial markets negatively impacted operating results for all businesses in the segment. The decline in operating results was partially offset by ongoing efforts to reduce costs, which totaled approximately $12 million in 2002. During the second half of 2002, we announced workforce reductions of approximately 150 employees primarily at the European operations of Metalworking Products. These workforce reductions resulted in a severance charge of $1.1 million in the 2002 fourth quarter. These expenses are presented as restructuring costs on the statement of operations and are not included in the results for the segment.

CORPORATE EXPENSES

Corporate expenses were $20.5 million in 2003 compared to $20.6 million in 2002 and $25.5 million in 2001. Cost controls and reductions in the number of corporate employees that were implemented over this period were offset in 2003 by increased compensation expense associated with our long-term, stock-based compensation plan due to the significant increase in our stock price in the 2003 fourth quarter.

INTEREST EXPENSE, NET

Interest expense, net of interest income, was $27.7 million for 2003, compared to $34.3 million for 2002 and $29.3 million for 2001. The effect of "receive fixed, pay floating" interest rate swap contracts of $150 million, related to our $300 million of 8.375% 10-year Notes issued in December 2001, decreased interest expense by $6.7 million in 2003 and $4.9 million in 2002, compared to the fixed interest expense of the Notes. Interest expense in 2003 was reduced by $2.1 million from interest capitalization on capital projects.

         Interest expense is presented net of interest income of $6.2 million for 2003, $3.0 million for 2002 and $1.4 million for 2001. The increases in interest income for 2003 and 2002 primarily relate to interest on settlements of prior years' tax liabilities.

14 | Annual Report 2003 | ATI

RESTRUCTURING COSTS

Restructuring costs were $62.4 million, $42.8 million and $74.2 million in 2003, 2002 and 2001, respectively.

         In 2003, we recorded charges of $62.4 million, including $47.5 million for impairment of long-lived assets in the Flat-Rolled Products segment, $11.1 million for workforce reductions across all business segments and the corporate office, and $3.8 million for facility closure charges including present-valued lease termination costs, net of forecasted sublease rental income, at the corporate office. In the 2003 fourth quarter, based on existing and projected operating levels at our remaining operations in Houston, PA and at our Washington Flat Roll coil facility located in Washington, PA, we determined that the net book values of these facilities were in excess of their estimated fair market values based on expected future cash flows. Charges for the Houston facility and the Washington Flat Roll coil facility were recorded to write down the net book values of these facilities to their estimated fair market values. These asset impairment charges do not impact current operations at these facilities. The workforce reductions affected approximately 375 employees across all segments and the corporate office. Approximately $5 million of the severance charges will be paid from the Company's pension plan, and at December 31, 2003, approximately $9 million of the workforce reduction and facility closure charges are future cash costs that will be paid over the next ten years. Cash to meet these obligations is expected to be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines.

         In 2002, we recorded total charges of $42.8 million related to the indefinite idling of our Massillon, OH stainless steel plate facility, due to continuing poor demand for wide continuous mill plate products, and further workforce reductions across all of our operations. The Massillon, OH stainless steel plate facility was indefinitely idled in the 2002 fourth quarter, and resulted in a pretax non-cash asset impairment charge of $34.4 million, representing the excess of the book value of the facility over its estimated fair market value. In addition, during the second half of 2002, and in light of continuing weak demand in the markets we serve, we announced workforce reductions of approximately 665 employees. These workforce reductions were substantially complete by the end of the first half of 2003, and resulted in a pretax, primarily cash, severance charge of $8.4 million, net of a retirement benefits curtailment gain. These expenses are presented as restructuring costs on the statement of operations and are not included in segment results. Of the $42.8 million restructuring charge recorded in 2002, $8.4 million resulted in expenditures of cash.

         In 2001, we recorded total charges of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. Of this total charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all of our business segments and our corporate office, and were substantially complete by the end of 2001. Of the $74.2 million restructuring charges recorded in 2001, approximately $5 million, resulted in expenditures of cash.

         At December 31, 2003, substantially all cash expenditures related to the 2002 and 2001 restructuring charges had been paid.

OTHER EXPENSES, NET OF GAINS ON ASSET SALES

Other expenses, net of gains on asset sales includes charges incurred in connection with closed operations, pretax gains and losses on the sale of surplus real estate, non-strategic investments and other assets, operating results from equity-method investees, minority interest and other non-operating income or expense. These items are presented primarily in selling and administrative expenses, and in other income (expense) in the statement of operations and resulted in net charges of $47.7 million, $11.6 million and $14.8 million in 2003, 2002, and 2001, respectively.

         In 2003, charges for closed companies related to legal, environmental, insurance and other matters were approximately $30 million higher than in 2002. These charges include $22.5 million related to litigation, as more fully described in Note 14, "Commitments and Contingencies", in the Notes to Consolidated Financial Statements, and which is included in selling and administrative expenses in the consolidated statement of operations; and changes in our estimates of our liability for environmental closure costs and for liabilities under retrospectively-rated insurance programs. In 2002, we recognized a pretax charge of $6.5 million for our approximate 30% share of the net losses in New Piper Aircraft ("New Piper"), and for the write-off of the carrying value of this investment. In 2001, a pretax charge of $5.6 million was recorded to write-off our minority interest in the e-Business site, MetalSpectrum, which terminated operations during the 2001 second quarter.

                                                   ATI | Annual Report 2003 | 15

RETIREMENT BENEFIT (EXPENSE) INCOME

Retirement benefit expenses have increased significantly over the past three years due to lower pension investments as a result of severe declines in the equity markets in 2000 through 2002, and higher benefit liabilities from long-term labor contracts negotiated in 2001. Retirement benefit expense was $134.4 million for 2003 and $21.8 million for 2002, compared to pretax retirement benefit income of $53.1 million for 2001. The increases in retirement benefit expenses have negatively effected both cost of sales and selling and administrative expenses. The effect of retirement benefit (expense) income on cost of sales and selling and administrative expenses for the years ended 2003, 2002 and 2001 were as follows:

(In millions)                              2003          2002         2001
---------------------------------------------------------------------------
Cost of sales                            $  (94.6)    $   (9.9)     $  45.9
---------------------------------------------------------------------------
Selling and administrative expenses         (39.8)       (11.9)         7.2
---------------------------------------------------------------------------
Total retirement benefit expense         $ (134.4)    $  (21.8)     $  53.1
===========================================================================

         Retirement benefit expenses for 2004 are expected to be approximately $143 million, with effects on cost of sales and selling and administrative expenses similar to 2003. Pension expense is expected to decline to approximately $75 million pretax for 2004 from $92 million for 2003 as actual returns on pension assets in 2003 were higher than expected, partially offset by a lower assumed discount rate to value pension benefit liabilities. The projected rise in medical benefit inflation and lower assumed discount rate is expected to result in postretirement medical expenses of approximately $68 million for 2004 compared to $42 million of 2003. The projected 2004 postretirement medical expense does not include the expected favorable impact of the Medicare Prescription Drug, Improvement and Modernization Act, which was signed into law on December 8, 2003. The Act provides for a federal subsidy, with tax-free payments commencing in 2006, to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. Based upon estimates from our actuaries, we expect that the federal subsidy included in the law will result in a reduction in the Other Postretirement Benefits obligation of up to $70 million. This reduction has not been reflected in the 2003 financial statements or in the 2004 estimated expense because authoritative accounting guidance regarding how the reduction in the obligation is to be recognized in the financial statements is pending. Approximately 76%, or $109 million, of the estimated 2004 retirement benefit expense is expected to be non-cash.

INCOME TAXES

In the 2003 fourth quarter we recorded a $138.5 million valuation allowance on our net deferred tax asset, based upon the results of our quarterly evaluation concerning the estimated probability that the net deferred tax asset would be realizable. This charge did not affect cash or our ability to utilize any of our deferred tax assets on future tax returns. Our income tax provision (benefit) for 2003, 2002, and 2001 was $33.1 million, $(38.0) million and $(11.2) million, respectively. The income tax benefits recognized in 2002 and 2001 include the effects of cash refunds of income taxes paid in prior years. In 2003 and 2002, we received $65.6 million and $45.6 million, respectively, in income tax refunds, and we recognized $7.2 million of income taxes receivable at December 31, 2003, which we expect to receive in the first half of 2004. Under current tax laws we are limited in our ability to carryback any current year or future tax losses to prior periods to obtain cash refunds of taxes paid during those periods. Current year federal tax losses, if any, can be carried forward for up to 20 years and applied against taxes owed in those future years. As of December 31, 2003, we had a federal income tax net operating loss carryforward deferred tax asset of approximately $29 million, which we are able to carryforward until 2023.

         Deferred taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. At December 31, 2003, we had a net deferred tax asset of $34.3 million, net of a valuation allowance of $178.8 million, including the $138.5 million 2003 fourth quarter deferred tax valuation allowance and previously recorded deferred tax valuation allowances on state income tax net operating loss carryforwards. A significant portion of our deferred tax asset, prior to the valuation allowance, relates to postretirement employee benefit obligations, which have been recorded in the accompanying financial statements but are not recognized for income tax reporting until the benefits are paid. These benefit payments are expected to occur over an extended period of years. No valuation allowance was required on $34.3 million of net deferred tax assets based upon our ability to utilize these assets within the carryback, carryforward period, including consideration of tax planning strategies that we would undertake to prevent an operating loss or tax credit carryforward from expiring unutilized. We intend to maintain a valuation allowance on the net deferred tax assets until a realization event occurs to support the reversal of all or a portion of the reserve.

16 | Annual Report 2003 | ATI

FINANCIAL CONDITION AND LIQUIDITY

We believe that internally generated funds, current cash on hand and available borrowings under existing secured credit lines will be adequate to meet foreseeable liquidity needs. We have not borrowed funds under our primary credit facilities during 2003 or 2002. However, a portion of the secured credit facility is utilized to support letters of credit.

         Our ability to access the credit markets in the future to obtain additional financing, if needed, will be influenced by our credit rating. In December 2003, Standard & Poor's Ratings Services lowered its long-term credit ratings for our debt to BB- from BB and we remained on CreditWatch with negative implications. In February 2004, Moody's Investor Service downgraded our senior implied rating to B1 from Ba3, our $300 million senior unsecured Notes to B3 from B2, and our guaranteed $150 million debentures to B1 from Ba3, while continuing to review our credit ratings for possible downgrades. Changes in our credit rating do not impact our access to, or cost of, our existing credit facilities.

         We have no off-balance sheet financing relationships with variable interest or structured finance entities.

Cash Flow and Working Capital

In 2003, cash generated by operations of $82.0 million, asset sales of $9.8 million, and proceeds from financing activities of $27.7 million were used to invest $74.4 million in capital equipment, primarily for two major capital projects (in the Flat-Rolled Products and High Performance Metals segments), pay dividends of $19.4 million, and increase cash balances by $20.2 million, to $79.6 million at December 31, 2003. In 2002, cash generated from operations of $204.2 million and net proceeds from asset sales of $9.2 million were used to reduce debt by $85.5 million, invest $48.7 million in capital equipment (primarily in the High Performance Metals segment), pay dividends of $53.2 million, and increase cash balances by $25.7 million. Cash transactions plus cash on hand at the beginning of the year resulted in an ending cash position of $59.4 million at December 31, 2002.

         Working capital decreased $105.1 million to $348.6 million at December 31, 2003, compared to $453.7 million at December 31, 2002. The current ratio, current assets divided by current liabilities, decreased to 1.9 at December 31, 2003 from 2.3 at December 31, 2002 primarily due to a decrease in net inventories, income tax refunds receivable, and deferred income taxes.

[MANAGED WORKING CAPITAL BAR CHART]

($ millions)

00    853
01    719
02    564
03    576

         As part of managing the liquidity of the business, we focus on controlling inventory, accounts receivable and accounts payable. In measuring performance in controlling this managed working capital, we exclude the effects of the LIFO inventory valuation reserves, excess and obsolete inventory reserves, and reserves for uncollectible accounts receivable which, due to their nature, are managed separately. During 2003, managed working capital, which we define as gross inventory plus accounts receivable less accounts payable, increased by $11.8 million to $575.5 million at December 31, 2003. This increase in managed working capital resulted from an increase in accounts receivable due to a higher level of sales in the 2003 fourth quarter compared to the fourth quarter of 2002, and a $3.3 million increase in inventory mostly as a result of higher raw material costs, primarily nickel. Since the end of 2000, we have reduced managed working capital by $277 million, or 33%.

         The components of managed working capital were as follows:

                                           December 31,   December 31,   December 31,
(In Millions)                                 2003            2002          2001
-------------------------------------------------------------------------------------
Accounts receivable                        $    248.8     $    239.3     $    274.6
Inventory                                       359.7          392.3          488.9
Accounts payable                               (172.3)        (171.3)        (155.3)
-----------------------------------------------------------------------------------
Subtotal                                        436.2          460.3          608.2

Allowance for doubtful accounts                  10.2           10.1           12.3
LIFO reserve                                    111.7           74.7           77.2
Corporate and other                              17.4           18.6           21.0
-----------------------------------------------------------------------------------
Managed working capital                    $    575.5     $    563.7     $    718.7
===================================================================================

Annualized prior 2 months sales            $  1,874.0     $  1,741.0     $  1,956.0
===================================================================================
Managed working capital as a % of sales          30.7%          32.4%          36.7%

                                                   ATI | Annual Report 2003 | 17

         Capital expenditures for 2003 were $74.4 million compared to $48.7 million in 2002, as spending increased for our two major strategic capital projects: two new electric arc furnaces at our flat-rolled products melt shop located in Brackenridge, PA, and investments to enhance the capabilities at our high performance metals long products rolling mill facility located in Richburg, SC. The first electric arc furnace in the Flat-Rolled Products segment commenced operations in the 2003 fourth quarter. The second furnace is expected to be operational in the second half of 2004, and the high performance metals long products facility is expected to be operational in the second quarter of 2004. Capital expenditures in 2002 were significantly less than the $104.2 million spent in 2001, as we controlled our investment spending due to the uncertain economy and to preserve liquidity. Capital expenditures for 2004 are expected to be between $60 and $70 million, with a large portion representing carryover investment in the two major 2003 projects.

Debt

Total debt outstanding increased $13.0 million, to $532.1 million at December 31, 2003, from $519.1 million at December 31, 2002. The increase was primarily related to $14.7 million of project financing for the High Performance Metals segment rolling mill enhancement capital project. Total debt outstanding is impacted by the fair value of interest rate swap contracts. During 2003, we terminated some of these interest rate swap contracts associated with our 8.375%, ten-year Notes due 2011, and received $15.3 million in cash. The value of these interest rate contracts that were sold remains a component of the reported value of the Notes, and is recognized ratably as a reduction to interest expense over the remaining term of the Notes. At December 31, 2003 and 2002, the accounting treatment required to adjust currently outstanding swap contracts to fair value resulted in the recognition of net assets of $1.4 million and $18.7 million, respectively, on the balance sheet, included in other assets, with an offsetting increase in long-term debt. The debt to capitalization ratio increased to 75.3% at December 31, 2003 from 53.6% at December 31, 2002. The higher ratio results primarily from the decline in stockholders' equity arising from 2003 operating results, including the impact of restructuring and litigation charges, and the recognition of a $138.5 million deferred tax valuation allowance, which was partially offset by reductions in our minimum pension liability of $47.0 million.

         During the 2003 second quarter, we entered into a $325 million four-year senior secured domestic revolving credit facility ("the secured credit facility" or "the facility"). The facility, which replaced a $250 million unsecured facility, is secured by all accounts receivable and inventory of our
U. S. operations, and includes capacity for up to $150 million in letters of credit. As of December 31, 2003, there had been no borrowings made under either the secured credit facility or the former unsecured credit facility since the beginning of 2002. Outstanding letters of credit issued under the secured credit facility were approximately $94 million at December 31, 2003.

         The secured credit facility limits capital expenditures, investments and acquisitions of businesses, new indebtedness, asset divestitures, payment of dividends, and common stock repurchases which we may incur or undertake during the term of the facility without obtaining permission of the lending group. In addition, the secured credit facility contains a financial covenant, which is not measured unless our undrawn availability under the facility is less than $150 million. This financial covenant, when measured, requires us to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to fixed charges of at least 1.0 to 1.0. EBITDA is adjusted for non-cash items such as income/loss on investments accounted for under the equity method of accounting, non-cash pension expense/income, and that portion of retiree medical and life insurance expenses paid from our VEBA trust. EBITDA is reduced by capital expenditures, as defined in the facility, and cash taxes paid, and increased for cash tax refunds. Fixed charges include gross interest expense, dividends paid and scheduled debt payments. At December 31, 2003, our undrawn availability under the facility, which is calculated including outstanding letters of credit, other uses of credit and domestic cash on hand, was $263 million, and the amount that we could borrow at that date prior to requiring the application of a financial covenant test was $113 million. We expect our undrawn availability will decrease by approximately $22 million in connection with our planned appeal of the unfavorable jury verdict we received on March 10, 2004. During at least the first half of 2004, due to rising raw material prices and improving business volumes, we expect to maintain a lower domestic cash balance from 2003 year end levels, and we may borrow funds from the secured facility from time-to-time to support working capital requirements or investment opportunities. We believe that our available borrowing capacity will be sufficient to meet our requirements.

         Borrowings under the secured credit facility bear interest at our option at either: (1) the one-, two-, three- or six-month LIBOR rate plus a margin ranging from 2.25% to 3.00% depending upon the level of borrowings; or
(2) a base rate announced from time-to-time by the lending group (i.e. the Prime lending rate) plus a margin ranging from 0% to 0.75% depending upon the level of borrowings. In addition, the secured credit facility contains a facility fee of 0.25% to 0.50% depending on the level of undrawn availability. The facility also contains fees for issuing letters of credit of 0.125% per annum and annualized fees ranging from 2.25% to 3.00% depending on the level of undrawn availability under the facility. Our overall borrowing costs under the secured credit facility are not affected by changes in our credit ratings.

18 | Annual Report 2003 | ATI

         In December 2003, Standard & Poor's Ratings Services lowered its long-term credit ratings for our debt to BB-from BB and we remained on CreditWatch with negative implications. In February 2004, Moody's Investor Service downgraded our senior implied rating to B1 from Ba3, our $300 million senior unsecured Notes to B3 from B2, and our guaranteed $150 million debentures to B1 from Ba3, while continuing to review our credit ratings for possible downgrades. Changes in our credit rating do not impact our access to our existing credit facilities.

         In December 2001, we issued $300 million of 8.375% Notes due December 15, 2011. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment of principal when due, or failure to cure the breach of a covenant as provided in the Notes. Any violation of the default provision could result in the requirement to immediately repay the borrowings. These Notes are presented on the balance sheet net of issuance costs of $5.9 million, which are being amortized over the life of the debt.

         In 2002, we entered into "receive fixed, pay floating" arrangements for $150 million related to the 8.375% ten-year Notes, which effectively converted this portion of the Notes to variable rate debt. In 2003, some of these interest rate swaps were terminated for $15.3 million in cash. Subsequently in 2003, new "receive fixed, pay floating" interest rate swaps were entered into which re-established the $150 million interest rate swap position. The result of the "receive fixed, pay floating" arrangements for the years ended December 31, 2003 and 2002, was a decrease in interest expense of $6.7 million and $4.9 million, respectively, compared to the fixed interest expense of the Notes that would otherwise be applicable.

         A summary of required payments under financial instruments (excluding accrued interest) and other commitments are presented below.

                                                   Less than    1-3       4-5        After 5
(In millions)                             Total     1 year     years     years        years
--------------------------------------------------------------------------------------------
CONTRACTUAL CASH OBLIGATIONS
--------------------------------------------------------------------------------------------
Total Debt including Capital Leases     $  532.1   $   27.8   $  10.1   $   25.4    $  468.8
Operating Lease Obligations                 47.1       11.9      20.6        8.5         6.1
Other Long-term Liabilities (A)             83.4         --      51.7        7.6        24.1
Unconditional Purchase Obligations
   Raw materials (B)                       353.9      274.8      79.1         --          --
   Capital spending                         10.7       10.7        --         --          --
   Other (C)                                15.0       13.3       1.4        0.3          --
--------------------------------------------------------------------------------------------
OTHER FINANCIAL COMMITMENTS
--------------------------------------------------------------------------------------------
Lines of Credit (D)                     $  374.5   $   21.5   $    --   $  351.1    $    1.9
Guarantees                                  16.6         --        --         --          --
--------------------------------------------------------------------------------------------

         (A) Other long-term liabilities exclude pension liabilities and accrued postretirement benefits.

         (B) We have contracted for physical delivery for certain of our raw materials to meet a portion of our needs. These contracts are based upon fixed or variable price provisions. We used current market prices as of December 31, 2003 for raw material obligations with variable pricing.

         (C) We have various contractual obligations that extend through 2011 for services involving production facilities and administrative operations. Our purchase obligation as disclosed represents the estimated termination fees payable if we were to exit these contracts.

         (D) Drawn amounts are included in total debt. Includes $94.3 million utilized under the $325 million domestic secured credit facility for standby letters of credit, which renew annually and are used to support: $49.2 million of financing outside of the domestic secured credit facility, primarily for our foreign based operations; $26.9 million in workers compensation and general insurance arrangements; $14.9 million related to environmental matters; $2.1 million related to international trade; and $1.2 million for other legal matters.

                                                   ATI | Annual Report 2003 | 19

Retirement Benefits

As of November 30, 2003, our measurement date for pension accounting, the value of the accumulated pension benefit obligation (ABO) exceeded the value of pension investments by approximately $195 million. A minimum pension liability was recognized in 2002 as a result of a severe decline in the equity markets from 2000 through 2002, higher benefit liabilities from long-term labor contracts negotiated in 2001, and a lower assumed discount rate for valuing the pension liabilities. Accounting standards require that a minimum pension liability be recorded if the value of pension investments is less than the ABO at the annual measurement date. Accordingly, in the 2002 fourth quarter, we recorded a charge against stockholders' equity of $406 million, net of deferred taxes, to write off our prepaid pension cost representing the previous overfunded portion of the pension plan, and to record a deferred pension asset for unamortized prior service cost relating to prior benefit enhancements. In the fourth quarter 2003, our adjustment of the minimum pension liability resulted in a $47 million increase to stockholders' equity, presented as other comprehensive income (loss). The recognition of the minimum pension liability in 2002, and the adjustment of the minimum pension liability in 2003 does not affect our reported net loss and does not have a cash impact. In accordance with accounting standards, the full charge against stockholders' equity would be reversed in subsequent years if the value of pension plan investments returns to a level that exceeds the ABO as of a future annual measurement date. As of the 2003 annual measurement date, the value of pension investments was $1.8 billion and the ABO was $2.0 billion. Based upon current actuarial analyses and forecasts, the ABO is projected to be $2.0 billion at the 2004 annual measurement date, assuming no changes in the discount rate used to value benefit obligations.

         We do not expect to be required to make contributions to our U.S. defined benefit pension plan for at least the next several years based upon current actuarial analyses and forecasts. However, further significant declines in the value of plan investments in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. Depending on the timing and amount, a requirement that we fund our defined benefit pension plan could have a material adverse effect on our results of operations and financial condition.

         Beginning in the second half of 2001, we began funding certain retiree health care benefits for Allegheny Ludlum using investments held in a Voluntary Employee Benefit Association (VEBA) trust. This allows us to recover a portion of the retiree medical costs. In accordance with our labor agreements, during 2003 and 2002, we funded $14.2 million and $12.7 million, respectively, of retiree medical costs using the investments of the VEBA trust. We may continue to fund certain retiree medical benefits utilizing the investments held in the VEBA if the value of these investments exceed $50 million. The value of the investments held in the VEBA was over $100 million as of November 30, 2003.

Other

We paid a quarterly dividend of $0.06 per share of common stock during each of the four quarters of 2003 and the fourth quarter of 2002. We paid a quarterly dividend of $0.20 per share of common stock in each of the first three quarters of 2002. On March 11, 2004, the Board of Directors declared a regular quarterly dividend of $0.06 per share of common stock. The dividend will be paid on March 30, 2004, to stockholders of record at the close of business on March 22, 2004.

         The payment of dividends and the amount of such dividends depends upon matters deemed relevant by our Board of Directors, such as our results of operations, financial condition, cash requirements, future prospects, and any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate.

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

20 | Annual Report 2003 | ATI

Revenue Recognition and Accounts Receivable

Revenue is recognized when title passes or as services are rendered. We have no significant unusual sale arrangements with any of our customers.

         We market our products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are based upon an aging of accounts and a review for collectibility of specific accounts. Accounts receivable are presented net of a reserve for doubtful accounts of $10.2 million at December 31, 2003 and $10.1 million at December 31, 2002, which represented 3.9% and 4.1%, respectively, of total gross accounts receivable. During 2003, we recognized expense of $2.2 million to increase the reserve for doubtful accounts and wrote-off $2.1 million of uncollectible accounts, which reduced the reserve.

Inventories

At December 31, 2003, we had net inventory of $359.7 million. Inventories are stated at the lower of cost (last-in, first-out (LIFO), first-in, first-out
(FIFO) and average cost methods) or market, less progress payments. Costs include direct material, direct labor and applicable manufacturing and engineering overhead, and other direct costs. Most of our inventory is valued utilizing the LIFO costing methodology. Inventory of our non-U.S. operations is valued using average cost or FIFO methods. Under the LIFO inventory valuation method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period even though these material and other costs may have been incurred at significantly different values. In a period when raw material or other costs are extremely volatile, the use of the LIFO inventory method may result in cost of sales expense which is not indicative of cash costs. In a period of rising prices, cost of sales expense is typically higher than the cash costs, and inventory as presented on the balance sheet is typically lower than it would be under most alternative costing methods.

         We evaluate product lines on a quarterly basis to identify inventory values that exceed estimated net realizable value. The calculation of a resulting reserve, if any, is recognized as an expense in the period that the need for the reserve is identified. At December 31, 2003, no such reserves were required. It is our general policy to write-down to scrap value any inventory that is identified as obsolete and any inventory that has aged or has not moved in more than twelve months. In some instances this criterion is up to twenty-four months.

Asset Impairment

We monitor the recoverability of the carrying value of our long-lived assets. An impairment charge is recognized when the expected net undiscounted future cash flows from an asset's use (including any proceeds from disposition) are less than the asset's carrying value, and the asset's carrying value exceeds its fair value. Changes in the expected use of a long-lived asset group, and the financial performance of the long-lived asset group and its operating segment, are evaluated as indicators of possible impairment. Future cash flow value may include appraisals for property, plant and equipment, land and improvements, future cash flow estimates from operating the long-lived assets, and other operating considerations.

         At December 31, 2003, we had $198 million of goodwill on our balance sheet. Changes in the goodwill balance from 2002 are due to foreign currency translation. Of the total, $112 million related to the Flat-Rolled Products segment, $61 million related to the High Performance Metals segment, and $25 million related to the Engineered Products segment. Goodwill is required to be reviewed annually, or more frequently if impairment indicators arise. The impairment test for goodwill is a two-step process. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this comparison reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

         Subsequent to our adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, we perform our annual evaluation of goodwill for possible impairment during the fourth quarter. Our evaluation of goodwill for possible impairment includes estimating the fair market value of each of the reporting units which have goodwill associated with their operations using discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to recent public sale transactions of similar businesses, if any. These valuation methods require us to make estimates and assumptions regarding future operating results, cash flows including changes in working capital and capital expenditures, selling prices, profitability, and the cost of capital. Although we believe that the estimates and assumptions used were reasonable, actual results could differ from those estimates and assumptions. Based upon the transition and annual impairment analyses, no goodwill impairment was determined to exist.

                                                   ATI | Annual Report 2003 | 21

Income Taxes

Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, or differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits (assets) or costs (liabilities) to be recognized when those temporary differences reverse. We evaluate on a quarterly basis whether, based on all available evidence, we believe that our deferred income tax assets will be realizable. Valuation allowances are established when it is estimated that it is probable (more likely than not) that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused. Future realization of deferred income tax assets ultimately depends upon the existence of sufficient taxable income within the carryback, carryforward period available under tax law.

         The recognition of a valuation allowance is recorded as a non-cash charge to the income tax provision with an offsetting reserve against the deferred income tax asset. Should we generate pretax losses in future periods, a tax benefit would not be recorded and the valuation allowance recorded would increase. Under these circumstances the net loss recognized and net loss per share for that period would be larger than a comparable period when a favorable tax benefit was recorded. However, tax provisions or benefits would continue to be recognized, as appropriate, on state and local taxes, and taxes related to foreign jurisdictions. The recognition of a valuation allowance does not affect our ability to utilize the deferred tax asset in the future. The valuation allowance could be reduced or increased in future years if the estimated realizability of the deferred income tax asset changes, based upon consideration of all available evidence, including changes in the carryback period available under tax law.

         At December 31, 2003, we had a net deferred income tax asset, net of deferred income tax liabilities, of $34.3 million. This net deferred income tax asset is presented net of the $138.5 million valuation allowance recognized in the 2003 fourth quarter, and valuation allowances for certain state tax benefits that are not currently expected to be realized. A significant portion of our deferred income tax asset relates to postretirement employee benefit obligations, which have been recognized for financial reporting purposes but are not deductible for income tax reporting purposes until the benefits are paid. These benefit payments are expected to occur over an extended period of years. We have not had a federal net operating loss or tax credit carryforward expire unutilized.

Contingencies

When it is probable that a liability has been incurred or an asset has been impaired, we recognize a loss if the amount of the loss can be reasonably estimated.

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

         With respect to proceedings brought under the Federal Superfund laws, or similar state statutes, we have been identified as a PRP at approximately 33 of such sites, excluding those at which we believe we have no future liability. Our involvement is limited or de minimis at approximately 15 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.

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

22 | Annual Report 2003 | ATI

         Environmental liabilities are recorded when our liability is probable and the costs are reasonably estimable. In many cases, investigations are not at a stage where we are able to determine whether we are liable or, if liability is probable, to reasonably estimate the loss, or certain components thereof. Accordingly, as investigation and remediation of these sites proceed and as we receive new information, we expect that we will adjust our accruals to reflect the new information. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. At December 31, 2003, our reserves for environmental matters totaled approximately $41 million.

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

         Based on currently available information, we do not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the matters with which we are currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell our securities. Future developments, administrative actions or liabilities relating to environmental matters, however, could have a material adverse effect on our financial condition and results of operations.

Retirement Benefits

We have defined benefit pension plans and defined contribution plans covering substantially all of our employees. We have not made contributions to the U.S. defined benefit pension plan in more than seven years. We are not required to make a contribution to the U.S. defined benefit pension plan for 2004, and, based upon current actuarial analyses and forecasts, we do not expect to be required to make cash contributions to the U.S. defined benefit pension plan for at least the next several years.

         We account for our defined benefit pension plans in accordance with SFAS 87, which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as contributions are made to the plan. A significant element in determining our pension (expense) income in accordance with SFAS 87 is the expected investment return on plan assets. In establishing the expected return on plan investments, which is reviewed annually in the fourth quarter, we take into consideration input from our third party pension plan asset managers and actuaries regarding the types of securities the plan investments are invested in, how those investments have performed historically, and expectations for how those investments will perform in the future. For 2003, in light of the declines in the equity markets in 2000 through 2002, which comprise a significant portion of our pension plan investments, we lowered our expected return on pension plan investments to 8.75%, from a 9% expected return on pension plan investments which was used in 2002. This assumed rate is applied to the market value of plan assets at the end of the previous year. This produces the expected return on plan assets that is included in annual pension (expense) income for the current year. While the actual return on pension plan investments for 2003 was 13.1%, our expected return on pension plan investments for 2004 remains at 8.75%. The effect of increasing, or lowering, the expected return on pension plan investments by 0.25% results in additional annual income, or expense, of approximately $4 million. The cumulative difference between this expected return and the actual return on plan assets is deferred and amortized into pension income or expense over future periods. The expected return on plan assets can vary significantly from year-to-year since the calculation is dependent on

                                                   ATI | Annual Report 2003 | 23
the market value of plan assets as of the end of the preceding year. Accounting principles generally accepted in the United States allow companies to calculate the expected return on pension assets using either an average of fair market values of pension assets over a period not to exceed five years, which reduces the volatility in reported pension income or expense, or their fair market value at the end of the previous year. However, the Securities and Exchange Commission currently does not permit companies to change from the fair market value at the end of the previous year methodology, which is the methodology that we use, to an averaging of fair market values of plan assets methodology. As a result, our results of operations and those of other companies, including companies with which we compete, may not be comparable due to these different methodologies in calculating the expected return on pension investments. If the five year average of the fair market values of plan assets had been used to calculate retirement benefit costs, we estimate that retirement benefit expense for 2003 would have been approximately $100 million less than the $134 million expense recognized using the fair market value approach.

         At the end of November of each year, we determine the discount rate to be used to value pension plan liabilities. In accordance with SFAS 87, the discount rate reflects the current rate at which the pension liabilities could be effectively settled. In estimating this rate, we receive input from our actuaries regarding the rates of return on high quality, fixed-income investments with maturities matched to the expected future retirement benefit payments. Based on this assessment at the end of November 2003, we established a discount rate of 6.5% for valuing the pension liabilities as of the end of 2003, and for determining the pension expense for 2004. We had previously assumed a discount rate of 6.75% for 2002, which determined the 2003 expense, and 7% for 2001, which determined the 2002 expense. The effect of lowering the discount rate to 6.5% increased pension liabilities by approximately $62 million at 2003 year-end, and is expected to increase pension expense by $4 million in 2004. The effect on pension liabilities for changes to the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, are deferred and amortized over future periods in accordance with SFAS 87.

         Accounting standards require a minimum pension liability be recorded when the value of pension assets is less than the accumulated benefit obligation ("ABO") at the annual measurement date. As of November 30, 2003, our measurement date for pension accounting, the value of the accumulated pension benefit obligation (ABO) exceeded the value of pension investments by approximately $195 million. In the 2002 fourth quarter, as a result of a severe decline in the equity markets in 2000 through 2002, higher benefit liabilities from long-term labor contracts negotiated in 2001, and a lower assumed discount rate for valuing the pension liabilities, we recorded a non-cash charge against stockholders' equity of $406 million, net of deferred taxes, to write off our prepaid pension cost representing the previous overfunded portion of the pension plan, and to record a deferred pension asset of $165 million for the unamortized prior service cost relating to prior benefit enhancements. In the fourth quarter of 2003, our adjustment of the minimum pension liability resulted in a $47 million increase to stockholders' equity, presented as Other Comprehensive Income (Loss). The recognition of the minimum pension liability in 2002, and the adjustment of minimum pension liability in 2003 does not affect our reported net loss and does not have a cash impact. In accordance with accounting standards, the charge against stockholders' equity will be adjusted in the fourth quarter of subsequent years to reflect the value of pension assets compared to the ABO as of the end of November. If the level of pension assets exceeds the ABO as of a future measurement date, the full charge against stockholders' equity would be reversed.

         We also sponsor several postretirement plans covering certain hourly and salaried employees and retirees. These plans provide health care and life insurance benefits for eligible employees. In certain plans, our contributions towards premiums are capped based upon the cost as of a certain date, thereby creating a defined contribution. For the non-collectively bargained plans, we maintain the right to amend or terminate the plans in the future. We account for these benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), which requires that amounts recognized in financial statements be determined on an actuarial basis, rather than as benefits are paid. We use actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefits obligations for the plans. The discount rate, which is determined annually at the end of November of each year, is developed based upon rates of return on high quality, fixed-income investments. At the end of 2003, we determined this rate to be 6.5%, a reduction from a 6.75% discount rate in 2002 and a 7% discount rate in 2001. The effect of lowering the discount rate to 6.5% from 6.75% increased 2003 postretirement benefit liabilities by approximately $22 million, and 2004 expenses are expected to increase by approximately $3 million. Based upon significant cost increases quoted by our medical care providers and predictions of continued significant medical cost inflation in future years, the annual assumed rate of increase in the per capita cost of covered benefits for health care plans was 10.4% for 2004 and was assumed to gradually decrease to 5.0% in the year 2014 and remain level thereafter.

24 | Annual Report 2003 | ATI

         The Other Postretirement Benefits obligation at end of year 2003, does not include the expected favorable impact of the Medicare Prescription Drug, Improvement and Modernization Act, which was signed into law on December 8, 2003. The Act provides for a federal subsidy, with tax-free payments commencing in 2006, to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. Based upon estimates from our actuaries, we expect that the federal subsidy included in the law will result in a reduction in the Other Postretirement Benefits obligation of up to $70 million. This reduction is not reflected in the 2003 financial statements or in estimates of 2004 expense because authoritative accounting guidance regarding how the benefit is to be recognized in the financial statements is pending.

         Certain of these postretirement benefits are funded using plan investments held in a VEBA trust. The expected return on plan investments is a significant element in determining postretirement benefits expenses in accordance with SFAS 106. In establishing the expected return on plan investments, which is reviewed annually in the fourth quarter, we take into consideration the types of securities the plan investments are invested in, how those investments have performed historically, and expectations for how those investments will perform in the future. For 2003, as a result of a reduction in the percentage of the VEBA's private equity investments, we lowered our expected return on investments held in the VEBA trust to 9%. A 15% return on investments was assumed in prior years. This assumed long-term rate of return on investments is applied to the market value of plan investments at the end of the previous year. This produces the expected return on plan investments that is included in annual postretirement benefits expenses for the current year. The effect of lowering the expected return on plan investments resulted in an increase in annual postretirement benefits expense of approximately $7 million for 2003.
Our expected return on investments in the VEBA trust remains 9% for 2004.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). Under SFAS 143, obligations associated with the retirement of tangible long-lived assets, such as landfill and other facility closure costs, are capitalized and amortized to expense over an asset's useful life using a systematic and rational allocation method. This standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 on January 1, 2003 resulted in a charge of $1.3 million, net of tax, or $0.02 per share, which was recognized in our first quarter 2003 statement of operations as a cumulative change in accounting principle, primarily for asset retirement obligations related to landfills.

         In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This statement establishes accounting guidelines for the recognition and measurement of liabilities for costs associated with exit or disposal activities initially at fair value in the period in which the liabilities are incurred, rather than at the date of a commitment to an exit or disposal plan. This standard was effective January 1, 2003 for all exit or disposal activities initiated after that date. We adopted this standard at January 1, 2003. As a result of adopting this standard, our 2003 restructuring charge of $3.8 million related to lease termination costs at the corporate office includes a discounted present value of lease termination costs, net of sublease estimates, as required by SFAS 146. Restructuring expense that will be recognized over the next several years based on present-valued amounts and these assumptions is approximately $0.7 million, in total.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others" ("FIN 45"). This interpretation changes the accounting recognition and disclosure requirements for certain guarantees issued on behalf of other parties which represent either a contingent or a non-contingent obligation for the guarantor to make payments or to perform specified activities. Effective January 1, 2003, FIN 45 mandates the separate fair value recognition of guarantees entered into on or after that date. As of December 31, 2003, we had no material guarantees as defined in FIN 45.

         In December 2003, the FASB issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). A variable interest entity ("VIE") is one where the contractual or ownership interests in an entity change with changes in the entity's net asset value. This interpretation requires the consolidation of a VIE by the primary beneficiary, and also requires disclosure about VIEs where an enterprise has a significant variable interest but is not the primary beneficiary. VIEs that are considered to be special purpose entities require recognition under FIN 46 in the 2003 fourth quarter. FIN 46, as revised, is applied to all other VIEs in the 2004 first quarter. As of December 31, 2003, we had no interests in entities qualifying as VIEs, and therefore we were not impacted by any of the recognition provisions of FIN 46.

                                                   ATI | Annual Report 2003 | 25

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK AND OTHER MATTERS

Board of Directors

On May 28, 2003, we announced that Brian P. Simmons resigned from our Board of Directors. On January 6, 2004, we announced that George J. Kourpias resigned from our Board of Directors for health reasons, effective December 31, 2003.

         On July 10, 2003, L. Patrick Hassey became a member of the Board of Directors. On that date, ATI's Board of Directors selected Mr. Hassey to become President and Chief Executive Officer, effective October 1, 2003, succeeding James. L. Murdy, who retired effective September 30, 2003. Effective upon his retirement on September 30, 2003, Mr. Murdy resigned from our Board of Directors.

         On January 14, 2004, we announced that Robert P. Bozzone would retire as of Chairman of the Board of Directors, effective after the Annual Meeting of Stockholders in May 2004. Upon Mr. Bozzone's retirement, the Board of Directors plans to name L. Patrick Hassey, 58, Chairman, in addition to his responsibilities as President and Chief Executive Officer. Mr. Bozzone will remain a director of ATI.

J&L Specialty Steel Transaction

On February 17, 2004, we announced that an Asset Purchase Agreement was signed with Arcelor S. A. ("Arcelor") and J&L Specialty Steel, LLC under which a wholly owned ATI subsidiary will acquire substantially all of the assets of J&L Specialty Steel. The transaction, which is targeted for closing on May 3, 2004, is conditioned upon completion of due diligence, the successful negotiation of new collective bargaining agreements with the USWA at both Allegheny Ludlum and J&L Specialty Steel, approval by ATI's secured lenders, and customary regulatory approvals. J&L Specialty Steel is a leading manufacturer of flat-rolled stainless steel products, and is a wholly owned subsidiary of Arcelor. The purchase price for the assets acquired will be determined under the Asset Purchase Agreement based upon the net working capital of J&L Specialty Steel, and will include $7.5 million in cash at closing, up to $7.5 million payable in one year, and the remaining amount payable in installments through 2011.

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

         Factors that could cause actual results to differ from those in such forward-looking statements include the following:

         CYCLICAL DEMAND FOR PRODUCTS. The cyclical nature of the industries in which our customers operate cause demand for our products to be cyclical, creating uncertainty regarding future profitability. Various changes in general economic conditions affect the industries in which our customers operate. These changes include decreases in the rate of consumption or use of our customers' products due to economic downturns. Other factors causing fluctuation in our customers' positions are changes in market demand, lower overall pricing due to domestic and international overcapacity, currency fluctuations, lower priced imports and increases in use or decreases in prices of substitute materials. As a result of these factors, our profitability has been and may in the future be subject to significant fluctuation. Partly as a result of weak general economic conditions in the markets we serve that have caused demand for our products to decrease, we have experienced operating and net losses, and our financial condition has been adversely affected. These conditions could continue, adversely affecting our ability to produce and sell our products profitably.

         A significant portion of the sales of our High Performance Metals segment represent products sold to customers in the commercial aerospace industry. Economic and other factors, including the September 11, 2001 terrorist attacks, that have been adversely affecting the airline industry have resulted in overall reduced demand

26 | Annual Report 2003 | ATI
for the products that we sell to the commercial aerospace market. The downturn in the commercial aerospace industry could continue to adversely affect our results of operations, and our business and financial condition could be materially adversely affected.

         PRODUCT PRICING. The recent trend of price deflation for many commodity products has adversely affected prices for many of our commodity products, including stainless steel, and may continue to do so. Intense competition and excess manufacturing capacity in the commodity stainless steel industry have resulted in reduced prices, excluding raw material surcharges, for many of our stainless steel products. As a result of these factors, our revenues, operating results and financial condition have been and may continue to be adversely affected.

         Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs, such as nickel and scrap containing iron and nickel, have been volatile. We primarily use the LIFO method of inventory accounting that reflects current costs in the cost of products sold. We consider these costs, the increasing costs of equipment and other costs in establishing our sales pricing policies and have instituted raw material surcharges and indices on many of our products to the extent permitted by competitive factors in the marketplace.

         We change prices on certain of our products from time to time. The ability to implement price increases is dependent on market conditions, economic factors, raw material costs and availability, competitive factors, operating costs and other factors, some of which are beyond our control. The benefits of any price increases may be delayed due to long manufacturing lead times and the terms of existing contracts.

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

         While we enter into raw materials futures contracts from time to time to hedge exposure to price fluctuations, such as for nickel, we cannot be certain that our hedge position adequately reduces exposure. We believe that we have adequate controls to monitor these contracts, but we may not be able to accurately assess exposure to price volatility in the markets for critical raw materials.

         In addition, although we occasionally use raw materials surcharges to offset the impact of increased costs, competitive factors in the marketplace can limit our ability to institute such surcharges, and there can be a delay between the increase in the price of raw materials and the realization of the benefit of surcharges. For example, since we generally use in excess of 35,000 tons of nickel each year, a hypothetical change of $1.00 per pound in nickel prices would result in increased costs of approximately $70 million. In addition, we also use in excess of 270,000 tons of ferrous scrap in the production of our Flat-Rolled products. During 2003 and entering into 2004, ferrous scrap prices have increased significantly. A hypothetical change of $10.00 per ton would result in increased costs of approximately $2.7 million.

         We acquire certain important raw materials that we use to produce specialty materials, including nickel, chrome, cobalt, titanium sponge and ammonia paratungstate, from foreign sources. Some of these sources operate in countries that may be subject to unstable political and economic conditions. These conditions may disrupt supplies or affect the prices of these materials.

         VOLATILITY OF ENERGY PRICES; AVAILABILITY OF ENERGY RESOURCES. Energy resources markets are subject to conditions that create uncertainty in the prices and availability of energy resources upon which we rely. We rely upon third parties for our supply of energy resources consumed in the manufacture of products. The prices for and availability of electricity, natural gas, oil and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers. Further, increases in energy costs, or changes in costs relative to energy costs paid by competitors, has and may continue

                                                   ATI | Annual Report 2003 | 27
to adversely affect our profitability. To the extent that these uncertainties cause suppliers and customers to be more cost sensitive, increased energy prices may have an adverse effect on our results of operations and financial condition. We use approximately 10 to 12 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of our products. These purchases of natural gas expose us to risk of higher gas prices. For example, a hypothetical $1.00 per MMBtu increase in the price of natural gas would result in increased annual energy costs of approximately $10 to $12 million.

         As part of our risk management strategy, from time to time, we purchase swap contracts to manage exposure to changes in energy costs. The contracts obligate us to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of our forecasted energy payments.

         SUBSTANTIAL DEBT RELATIVE TO EQUITY. We have a substantial amount of debt relative to our equity capitalization, which increases our vulnerability to adverse economic and industry conditions, limits our ability to obtain additional financing, makes it potentially more difficult to pay dividends as we have in the past, limits our flexibility in planning for or reacting to changes in our industry, and places us at a competitive disadvantage when compared to competitors with less relative amounts of debt.

         RISKS ASSOCIATED WITH RETIREMENT BENEFITS. Our U.S. defined benefit pension plan was funded in accordance with ERISA as of December 31, 2003.
Based upon current actuarial analyses and forecasts, we do not expect to be required to make contributions to the defined benefit pension plan for at least the next several years. However, a significant decline in the value of plan investments in the future or unfavorable changes in laws or regulations that govern pension plan funding could materially change the timing and amount of required pension funding. Depending on the timing and amount, a requirement that we fund our defined benefit pension plan could have a material adverse effect on our results of operations and financial condition.

         In 2001 and prior years, our U.S. defined benefit pension plan was fully funded with assets significantly in excess of the projected benefit obligation. Under Internal Revenue Code (Section 420) provisions, certain amounts that we paid for retiree health care benefits could be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, we recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. Our ability to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, if any, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market from 2000 through 2002, the pension funded status at the beginning of 2004 is substantially below the threshold required for reimbursement of retiree medical costs in 2004. The ability to resume reimbursement from pension assets for retiree health care costs in future periods will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus. Beginning in the second half of 2001, we began funding certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. This allows us to recover a portion of the retiree medical costs that were previously funded from the pension surplus. During 2003, we were able to fund $14.2 million of retiree medical costs using the assets of the VEBA trust. We may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million.

         RISKS ASSOCIATED WITH ACCESSING THE CREDIT MARKETS. Our ability to access the credit markets in the future to obtain additional financing, if needed, is influenced by the Company's credit rating. In December 2003, Standard & Poor's Ratings Services lowered its long-term credit ratings for our debt to BB- from BB and we remained on CreditWatch with negative implications. In February 2004, Moody's Investor Service downgraded our senior implied rating to B1 from Ba3, our $300 million senior unsecured Notes to B3 from B2, and our guaranteed $150 million debentures to B1 from Ba3, while continuing to review our credit ratings for possible downgrades. Changes in our credit rating do not impact our access to our existing credit facilities.

         CREDIT AGREEMENT COVENANT. The agreement governing our secured bank credit facility imposes a number of covenants on us. For example, it contains covenants that create limitations on our ability to, among other things, effect acquisitions or dispositions or incur additional debt, and require us to, among other things, maintain a financial ratio when our available borrowing capacity measured under the credit agreement decreases below $150 million. Our ability to comply with the financial covenant may be affected by events beyond our control and, as a result, we may be unable to comply with the covenant, which may adversely affect our ability to borrow under our secured credit facility if the availability level is below $150 million.

28 | Annual Report 2003 | ATI

         INTEREST RATE RISK. We attempt to maintain a reasonable balance between fixed- and floating-rate debt to keep financing costs as low as possible. At December 31, 2003, including the effect of interest rate swap agreements, we have approximately $179 million of floating rate debt outstanding with an average interest rate of approximately 1.5%. Since the interest rate on this debt floats with the short-term market rate of interest, we are exposed to the risk that these interest rates may increase. For example, a hypothetical 1% in rate of interest on $179 million of outstanding floating rate debt would result in increased annual financing costs of $1.8 million.

         RISKS ASSOCIATED WITH ENVIRONMENTAL MATTERS. We are subject to various domestic and international environmental laws and regulations that govern the discharge of pollutants into the air or water, and disposal of hazardous substances, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations, including sites at which we have been identified as a potentially responsible party ("PRP") under the Federal Superfund laws, and comparable state laws. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We are currently involved in the investigation and remediation of a number of our current and former sites as well as third party locations sites under these laws.

         With respect to proceedings brought under the federal Superfund laws, or similar state statutes, we have been identified as a PRP at approximately 33 of such sites, excluding those at which we believe we have no future liability. Our involvement is limited or de minimis at approximately 15 of these sites, and the potential loss exposure with respect to any of the remaining 18 individual sites is not considered to be material.

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

         We believe that we operate our businesses in compliance in all material respects with applicable environmental laws and regulations. However, we are a party to lawsuits and other proceedings involving alleged violations of, or liabilities arising from environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities in our financial statements. In many cases, investigations are not at a stage where we are able to determine whether we are liable, or if liability is probable, to reasonably estimate the loss, or certain components thereof. Estimates of our liability remain subject to additional uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the participation number and financial condition of other PRPs, as well as the extent of their responsibility for the remediation. Accordingly, we periodically review the accruals, as investigation and remediation of these sites proceed. As we receive new information, we expect that we will adjust our accruals to reflect new information. Future adjustments could have a material adverse effect on our results of operations in a given period, but we cannot reliably predict the amounts of such future adjustments. At December 31, 2003, our reserves for environmental matters totaled approximately $41 million.

         Based on currently available information, we do not believe that there is a reasonable possibility that a loss exceeding the amount already accrued for any of the sites with which the we are currently associated (either individually or in the aggregate) will be an amount that would be material to a decision to buy or sell our securities.

         RISKS ASSOCIATED WITH CURRENT OR FUTURE LITIGATION. A number of lawsuits, claims and proceedings have been or may be asserted against us relating to the conduct of our business, including those pertaining to product liability, patent infringement, commercial, employment, employee benefits, environmental and stockholder matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While the outcome of litigation cannot be predicted with certainty, and some of these lawsuits, claims or proceedings may be determined adversely to us, we do not believe that the disposition of any such pending matters is likely to have a material adverse effect on our financial condition or liquidity, although the resolution in any reporting period of one or more of these matters could have a material adverse effect on our results of operations for that period. Also, we can give no assurance that any other matters brought in the future will not have a material effect on our financial condition, liquidity or results of operations.

         LABOR MATTERS. We have approximately 8,800 employees. A portion of our workforce is covered by various collective bargaining agreements, principally with the United Steelworkers of America ("USWA"), including: approximately 3,000 Allegheny Ludlum production, office and maintenance employees covered by collective bargaining agreements between Allegheny Ludlum and the USWA, which are effective through June 2007; approximately 165 Oremet employees covered by a collective bargaining agreement with the USWA which is effective through June 2007; and approximately 600 Wah Chang employees covered by a collective bargaining agreement with the USWA which continues through March 2008. Negotiations are ongoing for a new collective bargaining agreement with the USWA affecting approximately 100 employees at the Casting Service facility in LaPorte, Indiana. During the 2003 second quarter, we requested the re-opening of labor agreements with the USWA pertaining to the Allegheny Ludlum and Oremet operations. Discussions with the USWA on this matter are ongoing.

                                                   ATI | Annual Report 2003 | 29

         Generally, agreements that expire may be terminated after notice by the union. After termination, the union may authorize a strike. A strike by the employees covered by one or more of the collective bargaining agreements could have a materially adverse affect on our operating results. There can be no assurance that we will succeed in concluding collective bargaining agreements with the unions to replace those that expire.

         RISKS ASSOCIATED WITH ACQUISITION AND DISPOSITION STRATEGIES. We intend to continue to strategically position our businesses in order to improve our ability to compete. We plan to do this by seeking specialty niches, expanding our global presence, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of existing business units. We regularly consider acquisition, joint ventures, and other business combination opportunities as well as possible business unit dispositions. From time to time, management holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising our Company is subject to change. Acquisitions, joint ventures, and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. International acquisitions and other transactions could be affected by export controls, exchange rate fluctuations, domestic and foreign political conditions and a deterioration in domestic and foreign economic conditions.

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

         POLITICAL AND SOCIAL TURMOIL. The war on terrorism and recent political and social turmoil, including terrorist and military actions and the implications of the military actions in Iraq, could continue to put pressure on economic conditions in the United States and worldwide. These political, social and economic conditions make it difficult for us, our suppliers and our customers to forecast accurately and plan future business activities, and could adversely affect the financial condition of our suppliers and customers and affect customer decisions as to the amount and timing of purchases from us. As a result, the recovery of our industry from weak demand conditions could be delayed, and our business, financial condition and results of operations could be materially adversely affected.

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

30 | Annual Report 2003 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions except per share amounts)

For the Years Ended December 31,                                                2003          2002            2001
---------------------------------------------------------------------------------------------------------------------
SALES                                                                       $   1,937.4     $ 1,907.8      $  2,128.0
---------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                                                1,873.6       1,744.5         1,862.3
   Selling and administrative expenses                                            248.8         188.3           198.8
   Restructuring costs                                                             62.4          42.8            74.2
---------------------------------------------------------------------------------------------------------------------
Loss before interest, other income and income taxes                              (247.4)        (67.8)           (7.3)
Interest expense, net                                                              27.7          34.3            29.3
Other income (expense), net                                                        (5.1)         (1.7)            0.2
---------------------------------------------------------------------------------------------------------------------
Loss before income tax provision (benefit) and cumulative
   effect of change in accounting principle                                      (280.2)       (103.8)          (36.4)
Income tax provision (benefit)                                                     33.1         (38.0)          (11.2)
---------------------------------------------------------------------------------------------------------------------
Net loss before cumulative effect of change in accounting principle              (313.3)        (65.8)          (25.2)
Cumulative effect of change in accounting principle, net of tax                    (1.3)           --              --
---------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                    $    (314.6)    $   (65.8)     $    (25.2)
=====================================================================================================================

Basic and diluted net loss per common share before cumulative
   effect of change in accounting principle                                 $     (3.87)    $   (0.82)     $    (0.31)
Cumulative effect of change in accounting principle                               (0.02)           --              --
---------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER COMMON SHARE                                 $     (3.89)    $   (0.82)     $    (0.31)
=====================================================================================================================

The accompanying notes are an integral part of these statements.

                                                   ATI | Annual Report 2003 | 31

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions except share and per share amounts)

                                        DECEMBER 31,  December 31,
                                           2003           2002
------------------------------------------------------------------
ASSETS
Cash and cash equivalents              $       79.6   $       59.4
Accounts receivable, net                      248.8          239.3
Inventories, net                              359.7          392.3
Income tax refunds                              7.2           51.9
Deferred income taxes                            --           20.8
Prepaid expenses and other current
  assets                                       48.0           32.0
------------------------------------------------------------------
   TOTAL CURRENT ASSETS                       743.3          795.7
Property, plant and equipment, net            711.1          757.6
Cost in excess of net assets acquired         198.4          194.4
Deferred pension asset                        144.0          165.1
Deferred income taxes                          34.3           85.4
Other assets                                   53.8           95.0
------------------------------------------------------------------
   TOTAL ASSETS                        $    1,884.9   $    2,093.2
==================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                       $      172.3   $      171.3
Accrued liabilities                           194.6          161.0
Short-term debt and current portion
  of long-term debt                            27.8            9.7
------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                  394.7          342.0
Long-term debt                                504.3          509.4
Accrued postretirement benefits               507.2          496.4
Pension liabilities                           220.6          216.0
Other long-term liabilities                    83.4           80.6
------------------------------------------------------------------
   TOTAL LIABILITIES                        1,710.2        1,644.4
==================================================================
Stockholders' Equity:
   Preferred stock, par value
    $0.10: authorized - 50,000,000
    shares; issued - none                        --             --
   Common stock, par value $0.10:
    authorized - 500,000,000 shares;
    issued 98,951,490 at 2003 and
    2002; outstanding - 80,654,861
    shares at 2003 and 80,634,344
    shares at 2002                              9.9            9.9
   Additional paid-in capital                 481.2          481.2
   Retained earnings                          483.8          835.1
   Treasury stock: 18,296,629
    shares at 2003 and 18,317,146
    shares at 2002                           (458.4)        (469.7)
   Accumulated other comprehensive
    loss, net of tax                         (341.8)        (407.7)
------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                 174.7          448.8
------------------------------------------------------------------
   TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY               $    1,884.9   $    2,093.2
==================================================================

The accompanying notes are an integral part of these statements.

32 | Annual Report 2003 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

For the Years Ended December 31,                                2003          2002       2001
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net Loss                                                   $  (314.6)     $(65.8)    $(25.2)
   Adjustments to reconcile net loss to net cash provided
     by operating activities:
        Cumulative effect of change in accounting principle         1.3          --         --
        Depreciation and amortization                              74.6        90.0       98.6
        Non-cash restructuring costs and asset write-offs          52.6        39.2       79.7
        Deferred income taxes                                      72.7        25.6       24.5
        Gains on sales of investments and businesses               (0.8)       (2.6)      (2.8)
   Change in operating assets and liabilities:
        Deferred pension asset                                     67.7        (4.2)     (49.0)
        Accrued income taxes                                       44.7        (3.4)     (48.5)
        Inventories                                                32.6        99.4       67.9
        Accounts receivable                                        (9.5)       35.6       47.1
        Accrued liabilities                                        31.4       (22.6)     (49.9)
        Accounts payable                                            2.9        16.5      (12.5)
        Other                                                      26.4        (3.5)      (7.1)
----------------------------------------------------------------------------------------------
        CASH PROVIDED BY OPERATING ACTIVITIES                      82.0       204.2      122.8
----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
   Purchases of property, plant and equipment                     (74.4)      (48.7)    (104.2)
   Disposals of property, plant and equipment                       9.8         9.2        4.3
   Proceeds from sales of businesses and investments                0.8         2.4       17.9
   Other                                                           (6.5)       (2.7)      (3.0)
----------------------------------------------------------------------------------------------
        CASH USED IN INVESTING ACTIVITIES                         (70.3)      (39.8)     (85.0)
----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
   Borrowings of other long-term debt                              28.5          --       11.5
   Payments of long-term debt and capital leases                  (14.6)      (12.4)      (0.7)
   Net repayments under credit facilities                          (1.5)      (73.1)    (266.6)
   Issuance of Allegheny Technologies 8.375% Notes, net              --          --      292.5
----------------------------------------------------------------------------------------------
     Net borrowings (repayments)                                   12.4       (85.5)      36.7
   Dividends paid                                                 (19.4)      (53.2)     (64.2)
   Proceeds from interest rate swap settlement                     15.3          --         --
   Exercises of stock options                                       0.2          --        0.2
   Purchases of common stock                                         --          --       (3.0)
----------------------------------------------------------------------------------------------
        CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             8.5      (138.7)     (30.3)
----------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                              20.2        25.7        7.5
Cash and cash equivalents at beginning of year                     59.4        33.7       26.2
----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                      $    79.6      $ 59.4     $ 33.7
==============================================================================================

Amounts presented on the Consolidated Statements of Cash Flows may not agree to the corresponding changes in balance sheet items due to the accounting for purchases and sales of businesses and the effects of foreign currency translation.

The accompanying notes are an integral part of these statements.

                                                   ATI | Annual Report 2003 | 33

ALLEGHENY TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions except per share amounts)

                                                                                          Accumulated
                                                 Additional                                  Other
                                        Common    Paid-In     Retained       Treasury    Comprehensive     Stockholders'
(In millions except per share amounts)   Stock    Capital     Earnings         Stock     Income (Loss)        Equity
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000               $9.9    $   481.2   $  1,050.0      $ (482.3)    $     (19.6)     $    1,039.2
-----------------------------------------------------------------------------------------------------------------------
Net loss                                   --           --        (25.2)           --              --             (25.2)
Other comprehensive loss, net of tax:
   Foreign currency translation losses     --           --           --            --            (0.2)             (0.2)
   Unrealized losses on derivatives        --           --           --            --            (2.2)             (2.2)
   Change in unrealized losses on
     securities                            --           --           --            --            (3.7)             (3.7)
-----------------------------------------------------------------------------------------------------------------------
Comprehensive loss                         --           --        (25.2)           --            (6.1)            (31.3)
Cash dividends on common stock
   ($0.80 per share)                       --           --        (64.2)           --              --             (64.2)
Purchase of common stock                   --           --           --          (3.0)             --              (3.0)
Employee stock plans                       --           --         (3.1)          7.1              --               4.0
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                9.9        481.2        957.5        (478.2)          (25.7)            944.7
=======================================================================================================================
Net loss                                   --           --        (65.8)           --              --             (65.8)
Other comprehensive income
   (loss), net of tax:
   Minimum pension liability               --           --           --            --          (406.4)           (406.4)
     adjustment
   Foreign currency translation gains      --           --           --            --            16.6              16.6
   Unrealized gains on derivatives         --           --           --            --             7.4               7.4
   Change in unrealized gains on
     securities                            --           --           --            --             0.4               0.4
-----------------------------------------------------------------------------------------------------------------------
Comprehensive loss                         --           --        (65.8)           --          (382.0)           (447.8)
Cash dividends on common stock
   ($0.66 per share)                       --           --        (53.2)           --              --             (53.2)
Employee stock plans                       --           --         (3.4)          8.5              --               5.1
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                9.9        481.2        835.1        (469.7)         (407.7)            448.8
=======================================================================================================================
Net loss                                   --           --       (314.6)           --              --            (314.6)
Other comprehensive income
   (loss), net of tax:
   Minimum pension liability               --           --           --            --            47.0              47.0
     adjustment
   Foreign currency translation gains      --           --           --            --            14.4              14.4
   Unrealized gains on derivatives         --           --           --            --             4.6               4.6
   Change in unrealized losses on
     securities                            --           --           --            --            (0.1)             (0.1)
-----------------------------------------------------------------------------------------------------------------------
Comprehensive loss                         --           --       (314.6)           --            65.9            (248.7)
Cash dividends on common stock
   ($0.24 per share)                       --           --        (19.4)           --              --             (19.4)
Employee stock plans                       --           --        (17.3)         11.3              --              (6.0)
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003               $9.9    $   481.2   $    483.8      $ (458.4)    $    (341.8)     $      174.7
========================================================================================================================

The accompanying notes are an integral part of these statements.

34 | Annual Report 2003 | ATI

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY TECHNOLOGIES INCORPORATED

We have audited the accompanying consolidated balance sheets of Allegheny Technologies Incorporated and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Technologies Incorporated and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.


/s/ Ernst & Young LLP

January 19, 2004 (except for Note 16, as to which the date is February 17, 2004, and except for Note 14, as to which the date is March 10, 2004)

Pittsburgh, Pennsylvania

                                                   ATI | Annual Report 2003 | 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Allegheny Technologies Incorporated and its subsidiaries, including the Chinese joint venture known as Shanghai STAL Precision Stainless Steel Co., Limited ("STAL"), in which the Company has a 60% interest. The remaining 40% interest in STAL is owned by Baosteel Group, a state authorized investment company whose equity securities are publicly traded in the People's Republic of China. The financial results of STAL are consolidated into the Company's operating results with the 40% interest of the Company's minority partner recognized on the statement of operations as other income or expense, and on the balance sheet in other long-term liabilities. Investments in which the Company exercises significant influence, but which it does not control (generally a 20% to 50% ownership interest) are accounted for under the equity method of accounting. Significant intercompany accounts and transactions have been eliminated. Unless the context requires otherwise, "Allegheny Technologies," "ATI" and the "Company" refer to Allegheny Technologies Incorporated and its subsidiaries.

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

         The Company's investments in debt and equity securities are classified as available-for-sale and are reported at fair values, with net unrealized appreciation and depreciation on investments reported as a component of accumulated other comprehensive income (loss).

Accounts Receivable

Accounts receivable are presented net of a reserve for doubtful accounts of $10.2 million at December 31, 2003 and $10.1 million at December 31, 2002. The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Accounts receivable reserves are determined based upon an aging of accounts and a review for collectibility of specific accounts.

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

Long-Lived Assets

Property, plant and equipment are recorded at cost. The principal method of depreciation adopted for all property placed into service after July 1, 1996 is the straight-line method. For buildings and equipment acquired prior to July 1, 1996, depreciation is computed using a combination of accelerated and straight-line methods. Significant enhancements that extend the lives of property and equipment are capitalized. Costs related to repairs and

36 | Annual Report 2003 | ATI
maintenance are charged to expense in the year incurred. The cost and related accumulated depreciation of property and equipment retired or disposed of are removed from the accounts and any related gains or losses are included in income.

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

Cost in Excess of Net Assets Acquired

At December 31, 2003, the Company had $198.4 million of goodwill on its balance sheet. Of the total, $112.1 million related to the Flat-Rolled Products segment, $60.9 million related to the High Performance Metals segment, and $25.4 million related to the Engineered Products segment. Goodwill increased $4.0 million during 2003 as a result of the impact of foreign currency translation on goodwill denominated in functional currencies other than the U.S. dollar. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. The impairment test for goodwill requires a comparison of the fair value of each reporting unit that has goodwill associated with its operations with its carrying amount, including goodwill. If this comparison reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all recognized and unrecognized assets and liabilities.

         The evaluation of goodwill for possible impairment includes estimating the fair market value of each of the reporting units which have goodwill associated with their operations using discounted cash flow and multiples of cash earnings valuation techniques, plus valuation comparisons to recent public sale transactions of similar businesses, if any. These valuation methods require the Company to make estimates and assumptions regarding future operating results, cash flows, changes in working capital and capital expenditures, selling prices, profitability, and the cost of capital. Although the Company believes that the estimates and assumptions used were reasonable, actual results could differ from those estimates and assumptions. Subsequent to the adoption of SFAS 142, the Company performs the required annual goodwill impairment evaluation in the fourth quarter of each year. No impairment of goodwill was determined to exist.

         Effective January 1, 2002, in accordance with the SFAS 142 pronouncement, the Company discontinued amortizing goodwill. Prior to 2002, cost in excess of net assets acquired related to businesses purchased after November 1970 was amortized on a straight-line basis over periods not exceeding 40 years. Goodwill amortization expense was $5.8 million in 2001, or $0.04 per diluted share. Had the Company applied the non-amortization provisions of SFAS 142 in 2001, the reported results of operations for the year ended December 31, 2001 would have been a net loss of $21.2 million, or $0.27 per diluted share.

Environmental

Costs that mitigate or prevent future environmental contamination or extend the life, increase the capacity or improve the safety or efficiency of property utilized in current operations are capitalized. Other costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable, but generally not later than the completion of the feasibility study or the Company's recommendation of a remedy or commitment to an appropriate plan of action. The accruals are reviewed periodically and, as investigations and remediations proceed, adjustments are made as necessary. Accruals for losses from environmental remediation obligations do not take into account the effects of inflation, and anticipated expenditures are not discounted to their present value. The accruals are not reduced by possible recoveries from insurance carriers or other third parties, but do reflect allocations among potentially responsible parties ("PRPs") at Federal Superfund sites or similar state-managed sites after an assessment is made of the likelihood that such parties will fulfill their obligations at such sites and after appropriate cost-sharing or other agreements are entered. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the Company's prior experience in site investigation and remediation, the data concerning cleanup costs available from other companies and regulatory authorities, and the professional judgment of the Company's environmental experts in consultation with outside environmental specialists, when necessary.

                                                   ATI | Annual Report 2003 | 37

Derivative Financial Instruments and Hedging

The Company accounts for derivative and hedging contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). As part of its risk management strategy the Company, from time to time, purchases futures and swap contracts to manage exposure to changes in nickel prices, a component of raw material cost for some of its flat-rolled and high performance metals products, and natural gas, a significant energy cost for all of the Company's businesses. The contracts obligate the Company to make or receive a payment equal to the net change in value of the contract at its maturity. These contracts are designated as hedges of the variability in cash flows of a portion of the Company's forecasted purchases of nickel and natural gas payments. The majority of these contracts mature within one year. The Company accounts for all of these contracts as hedges under SFAS 133. Changes in the fair value of these contracts are recognized as a component of other comprehensive income (loss) in stockholders' equity until the hedged item is recognized in the statement of operations within cost of sales. If a portion of the contract is ineffective as a hedge of the underlying exposure, the change in fair value related to the ineffective portion is immediately recognized as income or expense in the statement of operations within cost of sales.

         Foreign currency exchange contracts are used to limit transactional exposure to changes in currency exchange rates. The Company sometimes purchases foreign currency forward contracts that permit it to sell specified amounts of foreign currencies expected to be received from its export sales for pre-established U.S. dollar amounts at specified dates. The forward contracts are denominated in the same foreign currencies in which export sales are denominated. These contracts are designated as hedges of the variability in cash flows of a portion of the forecasted future export sales transactions which otherwise would expose the Company to foreign currency risk. The Company accounts for all of these contracts as hedges under SFAS 133. Changes in the fair value of these contracts are recognized as a component of other comprehensive income (loss) in stockholders' equity until the hedged item is recognized in the statement of operations. If a portion of the contract is ineffective as a hedge of the underlying exposure, the change in fair value related to the ineffective portion is immediately recognized as income or expense in the statement of operations.

         Derivative interest rate contracts are used from time to time to manage the Company's exposure to interest rate risks. For example, in 2003 and 2002, the Company entered into interest rate swap contracts for the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the contracts without an exchange of the underlying principal amount. These contracts are designated as fair value hedges. As a result, changes in the fair value of these swap contracts and the underlying fixed rate debt are recognized in the statement of operations.

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

Sales Recognition

Sales are recognized when title passes or as services are rendered.

Research and Development

Company funded research and development costs were $11.5 million in 2003, $12.0 million in 2002 and $11.3 million in 2001 and were expensed as incurred. Customer funded research and development costs were $2.4 million in 2003, $2.7 million in 2002 and $2.0 million in 2001. Customer funded research and development costs are recognized in the consolidated statement of operations in accordance with revenue recognition policies.

Income Taxes

The provision for, or benefit from, income taxes includes deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires

38 | Annual Report 2003 | ATI
sufficient taxable income within the carryback, carryforward period available under tax law. The Company evaluates, on a quarterly basis whether, based on all available evidence, it is probable that the deferred income tax assets are realizable. Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The evaluation, as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," includes the consideration of all available evidence, both positive and negative, regarding historical operating results including recent years with reported losses, the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused. In the 2003 fourth quarter, based upon this quarterly analysis, the Company recorded a $138.5 million valuation allowance for a portion of its net deferred tax assets.

Loss Per Common Share

Basic and diluted loss per share are calculated by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the year. The calculation of diluted loss per share excludes the potentially dilutive effect of outstanding stock options since the inclusion in the calculation of loss of per share would result in a lower loss per share and therefore be anti-dilutive.

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

         The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). For comparative presentation purposes, the effect of the 2003 deferred tax valuation allowance is excluded from the 2003 net of tax amounts.

(In millions, except per share amounts)                               2003          2002           2001
---------------------------------------------------------------------------------------------------------
Net loss as reported                                               $  (314.6)     $  (65.8)      $  (25.2)
Add: Stock-based compensation expense included in net loss,
   net of tax                                                            7.9           0.5            0.8
Deduct: Net impact of SFAS 123, net of tax                             (11.2)         (4.3)          (5.8)
---------------------------------------------------------------------------------------------------------
Pro forma loss                                                     $  (317.9)     $  (69.6)      $  (30.2)
---------------------------------------------------------------------------------------------------------
Net loss per common share:
   Basic and diluted - as reported                                 $   (3.89)     $  (0.82)      $  (0.31)
---------------------------------------------------------------------------------------------------------
   Basic and diluted - pro forma                                   $   (3.93)     $  (0.86)      $  (0.38)
---------------------------------------------------------------------------------------------------------

New Accounting Pronouncements

Effective January 1, 2003, as required, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). Under SFAS 143, obligations associated with the retirement of tangible long-lived assets, such as landfill and other facility closure costs, are capitalized and amortized to expense over an asset's useful life using a systematic and rational allocation method.

         The Company's adoption of SFAS 143 resulted in recognizing a charge of $1.3 million, net of income taxes of $0.7 million, or $0.02 per share, principally for asset retirement obligations related to landfills in the Company's Flat-Rolled Products segment. This charge is reported in the consolidated statement of operations for the year ended December 31, 2003 as a cumulative effect of a change in accounting principle. The pro forma effects of the application of SFAS 143 as if the Statement had been adopted on January 1, 2001 were not material.

                                                   ATI | Annual Report 2003 | 39

         In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This statement establishes accounting guidelines for the recognition and measurement of liabilities for costs associated with exit or disposal activities initially at fair value in the period in which the liabilities are incurred, rather than at the date of a commitment to an exit or disposal plan. This standard was effective January 1, 2003 for all exit or disposal activities initiated after that date. The Company adopted this standard at January 1, 2003. SFAS 146 has no effect on the Company's restructuring charges recorded in 2002 and prior periods.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others" ("FIN 45"). This interpretation changes the accounting recognition and disclosure requirements for certain guarantees issued on behalf of other parties which represent either a contingent or a non-contingent obligation for the guarantor to make payments or to perform specified activities. Effective January 1, 2003, FIN 45 mandates the separate fair value recognition of guarantees entered into on or after that date. At December 31, 2003, the Company had no material guarantees as defined in FIN 45.

         In December 2003, the FASB issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). A variable interest entity ("VIE") is one where the contractual or ownership interests in an entity change with changes in the entity's net asset value. This interpretation requires the consolidation of a VIE by the primary beneficiary, and also requires disclosure about VIEs where an enterprise has a significant variable interest but is not the primary beneficiary. VIEs that are considered to be special purpose entities require recognition under FIN 46 in the 2003 fourth quarter. FIN 46, as revised, is applied to all other VIEs in the 2004 first quarter. At December 31, 2003, the Company had no interests in entities qualifying as VIEs.

Reclassifications

Certain amounts from prior years have been reclassified to conform with the 2003 presentation.

NOTE 2. INVENTORIES --

                                                                   DECEMBER 31,      December 31,
(In millions)                                                         2003              2002
-------------------------------------------------------------------------------------------------
Raw materials and supplies                                         $     37.5        $      32.7
Work-in-process                                                         356.2              358.5
Finished goods                                                           84.9               80.4
-------------------------------------------------------------------------------------------------
Total inventories at current cost                                       478.6              471.6
Less allowances to reduce current cost values to LIFO basis            (111.7)             (74.7)
Progress payments                                                        (7.2)              (4.6)
-------------------------------------------------------------------------------------------------
Total inventories                                                  $    359.7        $     392.3
=================================================================================================

         Inventories, before progress payments, determined on the last-in, first-out method were $292.4 million at December 31, 2003 and $327.0 million at December 31, 2002. The remainder of the inventory was determined using the first-in, first-out and average cost methods. These inventory values do not differ materially from current cost.

         During 2003 and 2002, inventory usage resulted in liquidations of last-in, first-out inventory quantities. These inventories were carried at the lower costs prevailing in prior years as compared with the cost of current purchases. The effect of these last-in, first-out liquidations was to decrease cost of sales by $7.9 million in 2003 and by $3.7 million in 2002.

40 | Annual Report 2003 | ATI

NOTE 3. DEBT --

Debt at December 31, 2003 and 2002 was as follows:

(In millions)                                                            2003     2002
----------------------------------------------------------------------------------------
Allegheny Technologies $300 million 8.375% Notes due 2011, net (a)     $  309.4  $ 312.3
Allegheny Ludlum 6.95% debentures, due 2025                               150.0    150.0
Domestic Bank Group $325 million secured credit agreement                    --       --
Foreign credit agreements                                                  35.0     26.7
Industrial revenue bonds, due through 2007                                 20.1     21.5
Capitalized leases and other                                               17.6      8.6
----------------------------------------------------------------------------------------
Total short-term and long-term debt                                       532.1    519.1
Short-term debt and current portion of long-term debt                     (27.8)    (9.7)
----------------------------------------------------------------------------------------
Total long-term debt                                                   $  504.3  $ 509.4
========================================================================================

(a) Includes fair value adjustments for interest rate swap contracts of $15.2 million (including $1.4 million for interest rate swap contracts currently outstanding and $13.8 million for deferred gains on settled interest rate swap contracts) and $18.7 million at December 31, 2003 and December 31, 2002, respectively.

         Interest expense was $33.9 million in 2003, $37.3 million in 2002 and $30.7 million in 2001. Interest expense in 2003 was reduced by $2.1 million from interest capitalization on capital projects. Interest and commitment fees paid were $39.2 million in 2003, $37.5 million in 2002 and $31.1 million in 2001. Net interest expense includes interest income of $6.2 million in 2003, $3.0 million in 2002 and $1.4 million in 2001. Interest income in 2003 was primarily comprised of $4.0 million related to a Federal income tax refund associated with prior years.

         Scheduled maturities of borrowings during the next five years are $27.8 million in 2004, $6.6 million in 2005, $3.5 million in 2006, $21.8 million in 2007 and $3.6 million in 2008.

         In December 2001, the Company issued $300 million of 8.375% Notes due December 15, 2011 which are registered under the Securities Act of 1933. Interest on the Notes is payable semi-annually, on June 15 and December 15, and is subject to adjustment under certain circumstances. These Notes contain default provisions with respect to default for the following, among other things: nonpayment of interest on the Notes for 30 days, default in payment of principal when due, or failure to cure the breach of a covenant as provided in the Notes. Any violation of the default provision could result in the requirement to immediately repay the borrowings. These Notes are presented on the balance sheet net of issuance costs of $5.9 million, which are being amortized over the life of the debt.

         In 2002, Company entered into interest rate swap contracts with respect to a $150 million notional amount related to the Notes, which involved the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the contracts without an exchange of the underlying principal amount. These "receive fixed, pay floating" arrangements were designated as fair value hedges, and effectively converted $150 million of the Notes to variable rate debt. As a result, changes in the fair value of the swap contracts and the notional amount of the underlying fixed rate debt are recognized in the statement of operations. In 2003, the Company terminated the majority of these interest rate swap contracts and received $15.3 million in cash. The $15.3 million gain on settlement remains a component of the reported balance of the Notes, and will be ratably recognized as a reduction to interest expense over the remaining life of the Notes, which is approximately eight years. Subsequent to the interest rate swap terminations, the Company entered into new "receive fixed, pay floating" interest rate swap arrangements related to the Notes which re-established, in total, a $150 million notional amount that effectively converted this portion of the Notes to variable rate debt.

         The result of the "receive fixed, pay floating" arrangements was a decrease in interest expense of $6.7 million and $4.9 million for the years ended December 31, 2003 and December 31, 2002, respectively, compared to the fixed interest expense of the ten-year Notes. At December 31, 2003 and December 31, 2002, the adjustments of these swap contracts to fair market value resulted in the recognition of assets of $1.4 million and $18.7 million, respectively, on the balance sheet, included in other assets, with offsetting increases in long-term debt. The Company has the ability to terminate the swaps and receive
(pay) the asset (liability) fair value of the swaps.

         During the 2003 second quarter, the Company entered into a $325 million four-year senior secured domestic revolving credit facility ("the secured credit facility" or "the facility"). The facility, which replaced a $250 million unsecured facility, is secured by all accounts receivable and inventory of the Company's U. S. operations, and includes capacity for up to $150 million of letters of credit. As of December 31, 2003, there had been no borrowings made under either the secured credit facility or the former unsecured credit facility since the beginning of 2002. The Company's outstanding letters of credit issued under the secured credit facility were approximately $94 million at December 31, 2003.

                                                   ATI | Annual Report 2003 | 41

         The secured credit facility limits capital expenditures, investments and acquisitions of businesses, new indebtedness, asset divestitures, payment of dividends, and common stock repurchases which the Company may incur or undertake during the term of the facility without obtaining permission of the lending group. In addition, the secured credit facility contains a financial covenant, which is not measured if the Company's undrawn availability under the facility is equal to or more than $150 million. This financial covenant, when measured, requires the Company to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") to fixed charges of at least 1.0 to 1.0. EBITDA is adjusted for non-cash items such as income/loss on investments accounted for under the equity method of accounting, non-cash pension expense/income, and that portion of retiree medical and life insurance expenses paid from the Company's VEBA trust. EBITDA is reduced by capital expenditures, as defined in the facility, and cash taxes paid, and increased for cash tax refunds. Fixed charges include gross interest expense, dividends paid and scheduled debt payments. At December 31, 2003, the Company's undrawn availability under the facility, which is calculated including outstanding letters of credit, other uses of credit and domestic cash on hand, was $263 million, and the amount that the Company could borrow at that date prior to requiring the application of a financial covenant test was $113 million. The Company expects its undrawn availability will decrease by approximately $22 million in connection with the Company's planned appeal of the unfavorable jury verdict received on March 10, 2004.

         Borrowings under the secured credit facility bear interest at the Company's option at either: (1) the one-, two-, three- or six- month LIBOR rate plus a margin ranging from 2.25% to 3.00% depending upon the level of borrowings; or (2) a base rate announced from time-to-time by the lending group (i.e. the Prime lending rate) plus a margin ranging from 0% to 0.75% depending upon the level of borrowings. In addition, the secured credit facility contains a facility fee of 0.25% to 0.50% depending on the level of undrawn availability. The facility also contains fees for issuing letters of credit of 0.125% per annum and annualized fees ranging from 2.25% to 3.00% depending on the level of undrawn availability under the facility. The Company's overall borrowing costs under the secured credit facility are not affected by changes in the Company's credit ratings.

         The Company's subsidiaries also maintain credit agreements with various foreign banks, which provide for borrowings of up to approximately $57 million. At December 31, 2003, the Company had approximately $21 million of available borrowing capacity under these foreign credit agreements. These agreements provide for annual facility fees of up to 0.20%.

         The Company has no off-balance sheet financing relationships with variable interest entities, structured finance entities, or any other unconsolidated entities. At December 31, 2003, the Company has not guaranteed any third-party indebtedness.

NOTE 4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION --

Cash and cash equivalents at December 31, 2003 and 2002 were as follows:

(In millions)                                                         2003       2002
---------------------------------------------------------------------------------------
Cash                                                                $   36.9   $   16.1
Other short-term investments, at cost which approximates market         42.7       43.3
---------------------------------------------------------------------------------------
Total cash and cash equivalents                                     $   79.6   $   59.4
---------------------------------------------------------------------------------------

The estimated fair value of financial instruments at December 31, 2003 and 2002 was as follows:

(In millions)                                                           2003                     2002
--------------------------------------------------------------------------------------------------------------
                                                                CARRYING   ESTIMATED      Carrying  Estimated
                                                                 AMOUNT    FAIR VALUE      Amount   Fair Value
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                       $   79.6    $  79.6       $  59.4    $   59.4
Other assets -- Interest rate swap agreements                        1.4        1.4          18.7        18.7
Debt:
   Allegheny Technologies $300 million 8.375% Notes
     due 2011, net (a)                                             309.4      336.2         312.3       315.7
   Allegheny Ludlum 6.95% debentures, due 2025                     150.0      138.0         150.0       126.0
   Foreign credit agreements                                        35.0       35.0          26.7        26.7
   Industrial revenue bonds, due through 2007                       20.1       20.1          21.5        21.5
   Capitalized leases and other                                     17.6       17.6           8.6         8.6
--------------------------------------------------------------------------------------------------------------

         (a) Includes fair value adjustments for interest rate swap contracts of $15.2 million and $18.7 million at December 31, 2003 and December 31, 2002, respectively.

42 | Annual Report 2003 | ATI

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

         Accounts receivable are presented net of a reserve for doubtful accounts of $10.2 million at December 31, 2003 and $10.1 million at December 31, 2002. During 2003, the Company recognized expense of $2.2 million to increase the reserve for doubtful accounts and wrote off $2.1 million of uncollectible accounts, which reduced the reserve. During 2002, the Company recognized expense of $1.8 million to increase the reserve for doubtful accounts and wrote-off $4.0 million of uncollectible accounts, which reduced the reserve. During 2001, the Company recognized expense of $10.1 million to increase the reserve for doubtful accounts and wrote-off $5.2 million of uncollectible accounts receivable, which reduced the reserve.

         Property, plant and equipment at December 31, 2003 and 2002 were as follows:

(In millions)                                      2003          2002
-------------------------------------------------------------------------
Land                                           $       26.3  $       29.5
Buildings                                             228.2         228.6
Equipment and leasehold improvements                1,494.0       1,521.5
-------------------------------------------------------------------------
                                                    1,748.5       1,779.6
Accumulated depreciation and amortization          (1,037.4)     (1,022.0)
-------------------------------------------------------------------------
Total property, plant and equipment            $      711.1  $      757.6
=========================================================================

Depreciation and amortization for the years ended December 31, 2003, 2002 and 2001 was as follows:

(In millions)                                        2003      2002      2001
------------------------------------------------------------------------------
Depreciation of property, plant and equipment      $  69.4   $  85.4   $  88.4
Amortization of goodwill                                --        --       5.8
Software and other amortization                        5.2       4.6       4.4
------------------------------------------------------------------------------
Total depreciation and amortization                $  74.6   $  90.0   $  98.6
==============================================================================

         In accordance with SFAS 142, amortization of goodwill was discontinued January 1, 2002.

         Accrued liabilities included salaries and wages of $27.1 million and $38.4 million at December 31, 2003 and 2002, respectively.

NOTE 5.ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) --

The components of accumulated other comprehensive income (loss), net of tax, at December 31, 2003, 2002 and 2001 were as follows:

                                                                                                                    Total
                                                      Net Unrealized                                             Accumulated
                                   Foreign Currency   Gains (Losses) On   Minimum Pension    Net Unrealized         Other
                                      Translation        Derivative          Liability     Gains (Losses) On    Comprehensive
(In millions)                         Adjustments        Instruments        Adjustments       Investments       Income (Loss)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000             $   (23.0)         $     --            $    --           $    3.4           $ (19.6)
--------------------------------------------------------------------------------------------------------------------------
Amounts arising during the year             (0.3)             (2.2)                --               (1.4)             (3.9)
Amounts realized                             0.1                --                 --               (2.3)             (2.2)
--------------------------------------------------------------------------------------------------------------------------
Net change                                  (0.2)             (2.2)                --               (3.7)             (6.1)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                 (23.2)             (2.2)                --               (0.3)            (25.7)
Amounts arising during the year             16.6               7.4             (406.4)               0.4            (382.0)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                  (6.6)              5.2             (406.4)               0.1            (407.7)
Amounts arising during the year             14.4               4.6               47.0               (0.1)             65.9
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003             $     7.8          $    9.8            $(359.4)          $     --           $(341.8)
==========================================================================================================================

                                                   ATI | Annual Report 2003 | 43

         Other comprehensive income (loss) amounts are net of income tax expense (benefit) at the effective tax rate for each year, prior to the recognition of the 2003 deferred tax valuation allowance.

NOTE 6. STOCKHOLDERS' EQUITY --

Preferred Stock

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 2003, there were no shares of preferred stock issued.

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

         The Company accounts for its stock option plans in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion 25, for awards which vest without a performance-based contingency, no compensation expense for stock option plans is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. If compensation cost for these stock option awards had been determined using the fair-value method prescribed by FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") the net loss would have increased by $3.3 million (or $0.04 per diluted share), $3.8 million (or $0.04 per diluted share) and $5.0 million (or $0.07 per diluted share) for the years ended December 31, 2003, 2002 and 2001, respectively. Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                             2003       2002      2001
---------------------------------------------------------------------------------------
Expected dividend yield                                       7.4%        4.4%      4.7%
Expected volatility                                            51%         35%       39%
Risk-free interest rate                                       3.5%        4.0%      4.8%
Expected lives (in years)                                     8.0         8.0       8.0
Weighted average fair value of options granted during year  $1.05     $  2.95   $  4.89
---------------------------------------------------------------------------------------

         Stock option transactions under the Company's employee plans for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

(shares in thousands)                               2003                           2002                        2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Weighted
                                          NUMBER OF   WEIGHTED AVERAGE    Number of     Average       Number of   Weighted Average
                                           SHARES      EXERCISE PRICE      Shares    Exercise Price    Shares      Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year              7,919         $  20.42         5,077     $   27.88          4,480          $ 30.26
Granted                                     2,155             4.29         3,141          9.04            847            17.08
Exercised                                     (72)            7.25            --            --            (28)           14.53
Cancelled                                  (2,921)           29.80          (299)        28.07           (222)           30.75
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                  7,081         $  11.80         7,919     $   20.42          5,077          $ 27.88
------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year                  2,792         $  18.85         4,190     $   29.38          3,453          $ 32.10
==============================================================================================================================

44 | Annual Report 2003 | ATI

         Options outstanding at December 31, 2003 were as follows:

(shares in thousands)

                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------
                                    Weighted            Weighted                       Weighted
                                     Average             Average                       Average
    Range of          Number of     Remaining           Exercise        Number of      Exercise
Exercise Prices        Shares    Contractual Life         Price           Shares        Price
-----------------------------------------------------------------------------------------------
  $3.63-$7.00           2,120          9.1             $    4.29            120        $   6.73
   7.01-10.00           2,227          8.8                  7.25            695            7.25
  10.01-15.00             547          8.0                 12.85            294           13.49
  15.01-20.00           1,337          7.5                 17.38            833           17.77
  20.01-30.00             369          5.8                 21.92            369           21.92
  30.01-40.00             155          4.5                 35.95            155           35.95
  40.01-50.00             326          3.4                 44.05            326           44.05
-----------------------------------------------------------------------------------------------
                        7,081          8.1             $   11.80          2,792        $  18.85
===============================================================================================

         The Company sponsors other stock-based compensation programs, which resulted in compensation expense of $12.6 million in 2003, $0.8 million in 2002 and $1.2 million in 2001. These recognized amounts included reversals of $1.9 million in 2002 and $2.2 million in 2001 for adjustments to prior years incentive compensation expenses based on changes to estimates of compensation made at interim measurement dates.

         As described in the Company's 2003 annual meeting proxy statement, until the effective date of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the Company maintained a Stock Acquisition and Retention Program ("SARP"). Under the SARP, certain executives could purchase shares of the Company's common stock in exchange for a promissory note payable to the Company, and the Company would match the purchase with a grant of a certain number of shares of non-vested ("restricted") common stock. After the enactment of Sarbanes-Oxley, the Board of Directors effectively terminated the SARP and no further loans or purchases were permitted. In connection with the winding up of the SARP, on September 11, 2003 an aggregate of 691,339 shares, previously purchased under the SARP between 1995 and the effective date of Sarbanes-Oxley, were sold by participants to a financial institution in a market transaction; all net proceeds were used to reduce balances due under SARP promissory notes. In addition, all of the restricted shares granted to the participants under the SARP in prior years, an aggregate of 501,970 shares, as well as options to purchase an aggregate of 836,466 shares of common stock previously granted, were forfeited by SARP participants. In addition, the Company paid the participants a SARP Termination Payment in cash, which was used by each participant, net of individual tax consequences, to repay to the Company all remaining balances owing on the SARP loans. The Board of Directors also determined that no equity compensation would be granted to SARP participants for at least six months from the date of the SARP Termination Payment. As a net result of the termination of the SARP, the Company received approximately $0.5 million in cash and recorded $5.6 million of expenses, which is included in selling and administrative expenses in the statement of operations.

         In the 2003 third quarter, the Company initiated a stock option repurchase program whereby stock option plan participants, not including statutory insiders and certain other executives, could elect to sell to the Company, for $0.10 per option share, vested stock options with exercise prices in excess of $20.00 per share. Approximately 1.8 million stock option shares were repurchased by the Company under this program, which expired in October 2003. The Board of Directors has also determined that no equity compensation would be granted to participants for at least six months following the stock option repurchase program.

         In 2003, the Company granted 547,290 shares of restricted stock with an aggregate grant date fair value of $2.3 million. The shares vest over service periods ranging from three to five years. For the year ended December 31, 2003, 176,399 shares of restricted stock relating to the 2003 grants and other prior grants had vesting accelerate due to participant retirements, in accordance with retirement provisions in the Incentive Plan. Compensation expense recognized for this vesting acceleration was $0.5 million. There were 422,800 shares of unvested restricted stock outstanding at December 31, 2003.

         The Company sponsors a Total Shareholder Return Plan ("TSRP"), which measures the Company's stock price performance compared to a peer group. The TSRP measures stock price performance over cumulative three-year periods. Compensation to participants is payable in the form of stock. Interim measures of stock price performance are recorded quarterly. Based on the Company's 2003 stock price performance, $4.1 million of compensation expense for the TSRP was recognized in the fourth quarter of 2003.

         At December 31, 2003, approximately 3.2 million shares of common stock were available for future awards under the Incentive Plan.

                                                   ATI | Annual Report 2003 | 45

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

NOTE 7. INCOME TAXES --

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), in the 2003 fourth quarter, the Company recorded a $138.5 million charge as part of its income tax provision to establish a valuation allowance for the majority of its net deferred tax assets in recognition of uncertainty regarding full realization. No valuation allowance was required on $34.3 million of net deferred tax assets based upon the Company's ability to utilize these assets within the carryback, carryforward period, including consideration of tax planning strategies that the Company would undertake to prevent an operating loss or tax credit carryforward from expiring unutilized. The Company intends to maintain a valuation allowance on the net deferred tax assets until a realization event occurs to support reversal of all or a portion of the reserve.

         Income tax provision (benefit) was as follows:


      (In millions)                2003       2002        2001
----------------------------------------------------------------
Current:
   Federal                       $  (36.6)  $   (64.1)   $ (40.4)
   State                              2.8         0.1        0.5
   Foreign                            2.6         0.4        2.5
----------------------------------------------------------------
     Total                          (31.2)      (63.6)     (37.4)
================================================================
Deferred:
   Federal                           67.5        21.0       25.9
   State                             (2.6)        4.6        0.3
   Foreign                           (0.6)         --         --
----------------------------------------------------------------
     Total                           64.3        25.6       26.2
----------------------------------------------------------------
Income tax provision (benefit)   $   33.1   $   (38.0)   $ (11.2)
================================================================

         In general, the Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities. Income taxes paid were $3.9 million, $2.0 million and $3.4 million in 2003, 2002 and 2001, respectively. The Company received $65.6 million in federal income tax refunds and $4.4 million in state and foreign income tax refunds in 2003, and has recognized $7.2 million of federal income taxes receivable at December 31, 2003 for refunds to be received in 2004, based upon the carryback character of certain deferred tax assets, to recover income taxes paid in prior years.

         No provision has been made for U.S., state or additional foreign taxes related to undistributed earnings of foreign subsidiaries which have been or are intended to be permanently re-invested. It is not practical to estimate the income tax expense or benefit that might be incurred if earnings were remitted to the U.S.

         Loss before income taxes included loss from domestic operations of $(279.1) million in 2003, $(99.8) million in 2002 and $(45.3) million in 2001.

         The following is a reconciliation of income taxes computed at the statutory federal income tax rate to the actual effective income tax provision (benefit):

                                                              Income Tax Provision (Benefit)
         (In millions)                                       2003          2002        2001
---------------------------------------------------------------------------------------------
Taxes computed at federal tax rate                         $   (98.1)    $   (36.3)  $  (12.7)
State and local income taxes, net of federal tax benefit        (3.4)         (0.8)      (1.0)
Valuation allowance                                            138.5            --         --
Other                                                           (3.9)         (0.9)       2.5
---------------------------------------------------------------------------------------------
Income tax provision (benefit)                             $    33.1     $   (38.0)  $  (11.2)
---------------------------------------------------------------------------------------------

46 | Annual Report 2003 | ATI

         The 2003 effective tax rate includes the effect of establishing a valuation allowance for a majority of the Company's net deferred tax assets. The effective tax rate for 2003, absent the deferred tax valuation allowance, would have been 37.6%. The effective tax rates for 2002 and 2001 were 36.6% and 30.8%, respectively. The effective tax rate for 2002 was a larger benefit than 2001 primarily due to a favorable settlement of issues related to prior years estimated taxes.

         Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities that have resulted in differences in the timing of the recognition of income and expense at December 31, 2003 and 2002 were as follows:

(In millions)                                                 2003      2002
-------------------------------------------------------------------------------
Deferred income tax assets:
   Postretirement benefits other than pensions               $ 197.5   $  192.7
   Federal net operating loss tax carryforwards                 29.4         --
   State operating loss tax carryforwards                       40.3       38.0
   Deferred compensation and other benefit plans                18.5       20.4
   Environmental reserves                                       16.4       15.9
   Vacation accruals                                             9.3        9.2
   Self-insurance reserves                                      11.8        9.8
   Pension                                                      15.2        6.6
   Other items                                                  45.4       34.8
-------------------------------------------------------------------------------
Gross deferred income tax assets                               383.8      327.4
Valuation allowance for deferred tax assets                   (178.8)     (38.0)
-------------------------------------------------------------------------------
Total deferred income tax assets                               205.0      289.4
-------------------------------------------------------------------------------
Deferred income tax liabilities:
   Bases of property, plant and equipment                      120.9      141.0
   Inventory valuation                                          19.0       19.7
   Other items                                                  30.8       22.5
-------------------------------------------------------------------------------
Total deferred income tax liabilities                          170.7      183.2
-------------------------------------------------------------------------------
Net deferred income tax asset                                $  34.3   $  106.2
===============================================================================

         Including the $138.5 million deferred tax asset valuation allowance recorded in the 2003 fourth quarter, and $2.3 million of valuation allowances for certain state deferred tax assets recorded in 2003, the Company had $178.8 million and $38.0 million in deferred tax asset valuation allowances at December 31, 2003 and 2002, respectively. Based on current tax law, the $29.4 million federal net operating loss tax carryforward deferred tax asset will expire in 2023. The Company also had state net operating loss tax carryforwards of $40.3 million and $38.0 million at December 31, 2003 and 2002, respectively. For most of these state net operating loss tax carryforwards, expiration will occur in 20 years and utilization of the tax benefit is limited to $2 million per year. A valuation allowance has been established for the full value of these state net operating loss carryforwards since the Company has concluded that it is more likely than not that these tax benefits would not be realized prior to expiration.

         At December 31, 2003 and 2002, the balance sheet composition of the Company's net deferred tax assets and liabilities was as follows:

(In millions)                         2003      2002
------------------------------------------------------
Net current asset                    $   --   $   20.8
Net noncurrent asset                   34.3       85.4
------------------------------------------------------
Net deferred income tax asset        $ 34.3   $  106.2
======================================================

                                                   ATI | Annual Report 2003 | 47

NOTE 8. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS --

The Company has defined benefit pension plans and defined contribution plans covering substantially all employees. Benefits under the defined benefit pension plans are generally based on years of service and/or final average pay. The Company funds the U.S. pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code.

         The Company also sponsors several postretirement plans covering certain salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. In certain plans, Company contributions towards premiums are capped based on the cost as of a certain date, thereby creating a defined contribution. For the non-collectively bargained plans, the Company maintains the right to amend or terminate the plans at its discretion.

         Components of pension expense (income) for the Company's defined benefit plans and components of postretirement benefit expense included the following:

                                                                                 EXPENSE (INCOME)
-------------------------------------------------------------------------------------------------------------------------
                                                              PENSION BENEFITS              OTHER POSTRETIREMENT BENEFITS
-------------------------------------------------------------------------------------------------------------------------
(In millions)                                           2003         2002       2001          2003        2002     2001
-------------------------------------------------------------------------------------------------------------------------
Service cost-- benefits earned during the year       $      28.6   $    26.6   $  22.9       $  6.3     $   7.4    $ 8.4
Interest cost on benefits earned in prior years            126.4       123.7     113.5         44.9        42.7     43.4
Expected return on plan assets                            (140.1)     (174.7)   (209.1)        (9.4)      (19.3)   (20.6)
Amortization of unrecognized transition asset                 --       (10.8)    (24.1)          --          --       --
Amortization of prior service cost                          26.8        26.1      19.3         (4.9)       (4.3)    (4.5)
Amortization of net actuarial (gain) loss                   50.9         5.1      (0.6)         4.9        (1.5)    (1.7)
------------------------------------------------------------------------------------------------------------------------
Excess pension (income) expense                             92.6        (4.0)    (78.1)        41.8        25.0     25.0
Curtailment and termination benefits (gain) loss             7.4          --       9.8           --        (1.7)      --
------------------------------------------------------------------------------------------------------------------------
Total retirement benefit (income) expense            $     100.0   $    (4.0)  $ (68.3)      $ 41.8       $23.3    $25.0
========================================================================================================================

         In 2003, the Company recorded termination benefits expense of $7.4 million related to workforce reductions which is included in restructuring costs in the statement of operations.

         In 2002, the Company recorded $1.7 million of non-cash income on the curtailment of postretirement benefits for terminated employees related to work force reductions in the Flat-Rolled Products segment. This amount is included in restructuring costs in the statement of operations.

         In 2001, the Company recorded curtailment and termination benefits expense of $9.8 million related to employees of the Company's Houston, PA stainless steel melt shop that was permanently idled during the fourth quarter. Of this amount, $8.2 million related to curtailment charges and $1.6 million related to termination benefits recorded in accordance with generally accepted accounting principles. This amount is included in restructuring costs in the statement of operations.

         Actuarial assumptions used to develop the components of pension expense (income) and postretirement benefit expense were as follows:

                                                                PENSION BENEFITS              OTHER POSTRETIREMENT BENEFITS
-----------------------------------------------------------------------------------------------------------------------------
(In millions)                                            2003        2002          2001       2003       2002          2001
-----------------------------------------------------------------------------------------------------------------------------
Discount rate                                             6.75%        7.0%          7.0%     6.75%        7.0%          7.0%
Rate of increase in future compensation levels          3%-4.5%     3%-4.5%       3%-4.5%       --          --            --
Expected long-term rate of return on assets               8.75%        9.0%          9.0%      9.0%      9%-15%        9%-15%
============================================================================================================================

         Actuarial assumptions used for the valuation of pension and postretirement obligations at the end of the respective periods were as follows:

                                                       PENSION BENEFITS        OTHER POSTRETIREMENT BENEFITS
------------------------------------------------------------------------------------------------------------
(In millions)                                        2003            2002          2003            2002
------------------------------------------------------------------------------------------------------------
Discount rate                                          6.5%           6.75%         6.5%           6.75%
Rate of increase in future compensation levels      3%-4.5%         3%-4.5%          --              --
============================================================================================================

48 | Annual Report 2003 | ATI

         For 2004, the expected long-term rate of returns on pension and other postretirement benefits assets will be 8.75% and 9.0%, respectively, and the discount rate used to develop pension and postretirement benefit expense will be 6.5%. In developing the expected long-term rate of return assumptions, the Company evaluated input from its third party pension plan asset managers and actuaries, including reviews of their asset class return expectations and long-term inflation assumptions.

         A reconciliation of funded status for the Company's pension and postretirement benefit plans at December 31, 2003 and 2002 was as follows:

                                                                PENSION BENEFITS               OTHER POSTRETIREMENT BENEFITS
----------------------------------------------------------------------------------------------------------------------------
(In millions)                                                 2003             2002                2003             2002
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                    $   1,945.5       $ 1,816.1            $ 711.3          $ 651.3
Service cost                                                      28.6            26.6                6.3              7.4
Interest cost                                                    126.4           123.7               44.9             42.7
Benefits paid                                                   (143.2)         (137.4)             (45.2)           (45.7)
Participant contributions                                          0.8              --                 --               --
Effect of currency rates                                           3.2              --                 --               --
Plan amendments                                                    4.0            16.3                 --             (9.4)
Net actuarial (gains) losses -- discount rate change              62.0            47.2               21.8             10.6
                             -- other                            (16.1)           53.0              142.5             56.3
Effect of curtailment and special termination benefits             7.4              --                 --             (1.9)
--------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                          $   2,018.6       $ 1,945.5        (A) $ 881.6          $ 711.3
--------------------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year             $   1,678.7       $ 2,012.0            $ 111.5          $ 134.9
Actual returns (losses) on plan assets
   and plan expenses                                             219.6          (199.1)               9.7            (10.7)
Participant contributions                                          0.8              --                 --               --
Effect of currency rates                                           2.8              --                 --               --
Benefits paid                                                   (139.8)         (134.2)             (14.2)           (12.7)
--------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                   $   1,762.1       $ 1,678.7            $ 107.0          $ 111.5
--------------------------------------------------------------------------------------------------------------------------

Underfunded status of the plan                             $    (256.5)      $  (266.8)           $(774.6)          (599.8)
Unrecognized net actuarial loss                                  624.1           709.2              292.0            132.9
Net minimum pension liability                                   (588.2)         (658.4)                --               --
Unrecognized prior service cost                                  144.0           165.1              (24.6)           (29.5)
--------------------------------------------------------------------------------------------------------------------------
ACCRUED BENEFIT COST                                       $     (76.6)      $   (50.9)           $(507.2)         $(496.4)
==========================================================================================================================

Amounts recognized in the balance sheet consist of:

                                        PENSION BENEFITS           OTHER POSTRETIREMENT BENEFITS
----------------------------------------------------------------------------------------------------
(In millions)                                2003            2002             2003            2002
----------------------------------------------------------------------------------------------------
Deferred pension asset                     $  144.0        $  165.1         $    --          $    --
Pension liabilities                          (220.6)         (216.0)             --               --
Accrued postretirement benefits                  --              --          (507.2)          (496.4)
----------------------------------------------------------------------------------------------------
Net amount recognized                      $  (76.6)       $  (50.9)        $(507.2)         $(496.4)
====================================================================================================

         (A) The Other Postretirement Benefits obligation at end of 2003 does not include the expected favorable impact of the Medicare Prescription Drug, Improvement and Modernization Act, which was signed into law on December 8, 2003. The Act provides for a federal subsidy, with tax-free payments commencing in 2006, to sponsors of retiree

                                                   ATI | Annual Report 2003 | 49
health care benefits plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. Based upon estimates from the Company's actuaries, the Company expects that the federal subsidy included in the law will result in a reduction in the Other Postretirement Benefits obligation of up to $70 million. This reduction is not reflected in the financial statements, or in the table above, because authoritative accounting guidance regarding how the benefit is to be recognized in the financial statements is pending.

         The accumulated benefit obligation for all defined benefit pension plans was $1,972.3 million and $1,879.9 million at December 31, 2003 and 2002, respectively.

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

         The pension plan asset allocations for the years ended 2003 and 2002, and the target allocation for 2004 are:

Asset Category             2003           2002            TARGET ALLOCATION 2004
--------------------------------------------------------------------------------
Equity securities           75%            69%                    65% -- 75%
Fixed Income                25%            30%                    25% -- 35%
Other                        0%             1%                     0% -- 10%
--------------------------------------------------------------------------------
Total                      100%           100%
================================================================================

         The postretirement plan obligation asset allocations for the years ended 2003 and 2002, and the target allocation for 2004 are:

Asset Category            2003           2002             TARGET ALLOCATION 2004
--------------------------------------------------------------------------------
Equity securities          68%            69%                    65% -- 75%
Fixed Income               25%            22%                    25% -- 35%
Other                       7%             9%                     0% -- 10%
--------------------------------------------------------------------------------
Total                     100%           100%
================================================================================

         The Company invests in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include U.S. domestic equities, developed market equities, emerging market equities, private equity, global high quality and high yield fixed income. The Company continually monitors the investment results of these asset classes and its fund managers, and explores other potential asset classes for possible future investment. During 2003, the Company entered into a risk reduction program with respect to the pension fund investments in U.S. domestic equities. The goal of the program was to reduce the potential impact to the plan's funded status of a further decline in the U.S. equity markets.

         The plan assets for the defined benefit pension plan at December 31, 2003 and 2002 include 1.3 million shares of Allegheny Technologies common stock with a fair value of $17.2 million and $8.1 million, respectively. Dividends of $0.3 million and $0.9 million were received by the plan in 2003 and 2002, respectively on the Allegheny Technologies common stock held by the plan. Any reversion of pension plan assets to the Company would be subject to federal and state income taxes, substantial excise tax and other possible claims.

         The Company is not required to make cash contributions to its U.S. defined pension plan for 2004 and, based upon current actuarial studies, does not expect to be required to make cash contributions to its U.S. defined pension plan for at least the next several years. In accordance with labor contracts, the Company funds certain retiree health care benefits for Allegheny Ludlum using plan assets held in a Voluntary Employee Benefit Association (VEBA) trust. During 2003, 2002 and 2001, the Company was able to fund $14.2 million, $12.7 million, and $3.2 million, respectively, of retiree medical costs using the assets of the VEBA trust. The Company may continue to fund certain retiree medical benefits utilizing the plan assets held in the VEBA if the value of these plan assets exceed $50 million. The value of the assets held in the VEBA was approximately $100 million as of December 31, 2003. Pension costs for defined contribution plans were $10.5 million in 2003, $12.1 million in 2002, and $14.8 million in 2001. Company contributions to the defined contribution plans are funded with cash.

50 | Annual Report 2003 | ATI

         The Company contributes on behalf of its union employees at its Oremet facility to a pension plan which is administered by the USWA and funded pursuant to a collective bargaining agreement. Pension expense and contributions to this plan were $0.6 million in 2003 and in 2002, and $1.1 million in 2001.

         The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans was 10.4% in 2004 and is assumed to gradually decrease to 5.0% in the year 2014 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:


                                                                           One Percentage       One Percentage
(In millions)                                                              Point Increase       Point Decrease
--------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components for the year
   Ended December 31, 2003                                                    $    6.8              $ (5.6)
Effect on other postretirement benefit obligation
   at December 31, 2003                                                       $  109.1              $(87.0)
==========================================================================================================

         The annual measurement date for the Company's retirement benefits is November 30. At November 30, 2003, the value of the accumulated pension benefit obligation (ABO) exceeded the value of pension assets by approximately $195 million. A minimum pension liability was recognized in 2002 as a result of a severe decline in the equity markets from 2000 through 2002, higher benefit liabilities from long-term labor contracts negotiated in 2001, and a lower assumed discount rate for valuing liabilities. Accounting standards require a minimum pension liability be recorded and the pension asset recorded on the balance sheet be written off if the value of pension assets is less than the ABO at the annual measurement date. Accordingly, in the 2002 fourth quarter, the Company recorded a charge against stockholders' equity of $406 million, net of deferred taxes, to write off the prepaid pension cost representing the overfunded position of the pension plan, and to record a deferred pension asset of $165 million for unamortized prior service cost relating to prior benefit enhancements. In the fourth quarter of 2003, the Company's adjustment of the minimum pension liability resulted in a $47 million increase to stockholders' equity, presented as other comprehensive income (loss). These charges and adjustments did not affect the Company's reported net loss and do not have a cash impact. In addition, they do not affect compliance with debt covenants in the Company's bank credit agreement. In accordance with accounting standards, the full charge against stockholders' equity would be reversed in subsequent years if the value of pension plan investments returns to a level that exceeds the ABO as of a future annual measurement date.

         In 2001 and prior years the Company's defined benefit pension plan was fully funded with assets significantly in excess of the projected benefit obligation. Under Internal Revenue Code (Section 420) provisions, certain amounts that the Company paid for retiree health care benefits could be reimbursed annually from the excess pension plan assets. During the 2001 second quarter, the Company recovered $35.0 million under these provisions. While not affecting reported operating profit, cash flow from operations increased by the recovered amount. The Company's ability to be reimbursed for retiree medical costs in future years is dependent upon the level of pension surplus, if any, as computed under regulations of the Internal Revenue Service, as of the beginning of each year. The level of pension surplus (the value of pension assets less pension obligations) changes constantly due to the volatility of pension asset investments. Due to the decline in the U.S. equities market in 2000 through 2002, the pension funded status at the beginning of 2004 is substantially below the threshold required for reimbursement of retiree medical costs in 2004. The ability to resume reimbursement from pension assets for retiree health care costs beyond 2004 will depend upon the performance of the pension investments, and any changes in the Internal Revenue Code and regulations pertaining to reimbursement of retiree health care costs from pension surplus.

NOTE 9.ACQUISITIONS AND DIVESTITURES --

During 2003, the Company announced the formation of Uniti LLC ("Uniti"), a 50% owned joint venture with Russian-based VSMPO AVISMA to produce and market a range of industrial commercially pure titanium products on a worldwide basis. This investment is accounted for under the equity method. Uniti operating results for 2003 were not material.

         During the 2001 fourth quarter, the Company divested its North American operations of its titanium distribution company, Titanium Industries Inc. Results of operations for this business for 2001 and proceeds from the disposition of this business were not material to the Company.

                                                   ATI | Annual Report 2003 | 51

NOTE 10. BUSINESS SEGMENTS --

The Company operates in three business segments: Flat-Rolled Products, High Performance Metals and Engineered Products. In the 2003 fourth quarter, the Company reorganized certain operations and management reporting. The Industrial Products segment was renamed Engineered Products and Rome Metals was transferred to this segment from Flat-Rolled Products. Prior periods have been restated to conform to the current organization structure.

         The Flat-Rolled Products segment produces, converts and distributes stainless steel, nickel-based alloys and superalloys, and titanium and titanium-based alloys in sheet, strip, plate and Precision Rolled Strip(R) products as well as silicon electrical steels and tool steels. The companies in this segment include Allegheny Ludlum, Allegheny Rodney, Allegheny Ludlum's 60% interest in STAL, and the Company's industrial titanium joint venture known as Uniti LLC.

         The High Performance Metals segment produces, converts and distributes nickel- and cobalt-based alloys and superalloys, titanium and titanium-based alloys, zirconium, hafnium, niobium, tantalum, their related alloys, and other specialty alloys and metals, primarily in slab and long products such as ingot, billet, bar, rod, wire, coil and seamless tube. The companies in this segment include Allvac, Allvac Ltd (U.K.) and Wah Chang, which also produces and sells zirconium chemicals.

         The Engineered Products segment's principal business produces tungsten powder, tungsten carbide materials and carbide cutting tools. This segment also produces carbon alloy steel impression die forgings and large grey and ductile iron castings, and performs conversion services. The companies in this segment are Metalworking Products, Portland Forge, Casting Service and Rome Metals.

         Intersegment sales are generally recorded at full cost or market. Common services are allocated on the basis of estimated utilization.

         Information on the Company's business segments was as follows:

(In millions)                                 2003         2002        2001
-------------------------------------------------------------------------------
Total sales:
   Flat-Rolled Products                    $   1,060.4  $ 1,050.9   $   1,110.8
   High Performance Metals                       685.5      660.1         831.7
   Engineered Products                           259.9      243.8         285.4
-------------------------------------------------------------------------------
Total sales                                    2,005.8    1,954.8       2,227.9

Intersegment sales:
   Flat-Rolled Products                           16.9       10.6          30.4
   High Performance Metals                        43.8       30.1          59.9
   Engineered Products                             7.7        6.3           9.6
-------------------------------------------------------------------------------
   Total intersegment sales                       68.4       47.0          99.9
-------------------------------------------------------------------------------

Sales to external customers:
   Flat-Rolled Products                        1,043.5    1,040.3       1,080.4
   High Performance Metals                       641.7      630.0         771.8
   Engineered Products                           252.2      237.5         275.8
-------------------------------------------------------------------------------
   Total sales to external customers       $   1,937.4  $ 1,907.8   $   2,128.0
===============================================================================

         Total international sales were $441.9 million in 2003, $440.0 million in 2002 and $499.5 million in 2001. Of these amounts, sales by operations in the United States to customers in other countries were $270.0 million in 2003, $276.9 million in 2002 and $318.9 million in 2001.

52 | Annual Report 2003 | ATI

(In millions)                                               2003              2002       2001
-----------------------------------------------------------------------------------------------
Operating profit (loss):
   Flat-Rolled Products                                  $ (14.1)           $  (8.6)   $ (40.0)
   High Performance Metals                                  26.2               31.2       82.0
   Engineered Products                                       7.8                4.7       12.3
----------------------------------------------------------------------------------------------
Total operating profit                                      19.9               27.3       54.3
Corporate expenses                                         (20.5)             (20.6)     (25.5)
Interest expense, net                                      (27.7)             (34.3)     (29.3)
Management transition and restructuring costs              (69.8)             (42.8)     (74.2)
Other expenses, net of gains on asset sales                (47.7)             (11.6)     (14.8)
Retirement benefit (expense) income                       (134.4)             (21.8)      53.1
----------------------------------------------------------------------------------------------
Loss before income taxes                                 $(280.2)           $(103.8)   $ (36.4)
==============================================================================================

         In accordance with accounting standards, in 2002, the Company discontinued the amortization of goodwill. For the year ended December 31, 2001 goodwill amortization was $3.5 million, $1.4 million and $0.9 million for the Flat-Rolled Products, High Performance Metals and Engineered Products segments, respectively.

         Management transition costs, which are classified as selling and administrative expenses on the statement of operations, and restructuring costs, which are classified as restructuring costs in the statement of operations, includes impairments for long-lived assets, charges related to severance and other facility closure charges. For the years ended December 31, 2003, 2002, and 2001, restructuring charges excluded from segment operations were $62.4 million, $42.8 million and $74.2 million, respectively. Costs associated with the termination of a stock-based management incentive program and contractual obligations related to the 2003 CEO transition of $7.4 million are classified as selling and administrative expenses in the statement of operations.

         Other expenses, net of gains on asset sales includes charges incurred in connection with closed operations, pretax gains and losses on the sale of surplus real estate, non-strategic investments and other assets, operating results from equity-method investees, minority interest and other non-operating income or expense, which are primarily included in selling and administrative expenses, and in other income (expense) in the statement of operations. These items resulted in net charges of $47.7 million, $11.6 million and $14.8 million in 2003, 2002, and 2001, respectively. For 2003, net charges include litigation expense of $22.5 million relating to an unfavorable jury verdict on March 10, 2004 concerning a lease of property in San Diego, CA.

         Retirement benefit (expense) income represents pension income or expense and other postretirement benefit expenses. Operating profit with respect to the Company's business segments excludes any retirement benefit expense or income.

(In millions)                                2003        2002        2001
---------------------------------------------------------------------------
Depreciation and amortization:
   Flat-Rolled Products                   $    39.0  $     55.3  $     63.3
   High Performance Metals                     22.8        20.9        20.3
   Engineered Products                         11.7        13.0        14.0
   Corporate                                    1.1         0.8         1.0
---------------------------------------------------------------------------
Total depreciation and amortization       $    74.6  $     90.0  $     98.6
---------------------------------------------------------------------------
Capital expenditures:
   Flat-Rolled Products                   $    28.2  $     15.4  $     19.4
   High Performance Metals                     44.4        30.8        75.8
   Engineered Products                          1.1         2.5         8.9
   Corporate                                    0.7          --         0.1
---------------------------------------------------------------------------
Total capital expenditures                $    74.4  $     48.7  $    104.2
---------------------------------------------------------------------------
Identifiable assets:
   Flat-Rolled Products                   $   787.9  $    850.0  $  1,010.1
   High Performance Metals                    602.0       594.7       625.0
   Engineered Products                        178.1       186.5       196.9
   Corporate:
     Pension Asset                            144.0       165.1       632.9
     Income Taxes                              34.3       158.1        82.0
     Other                                    138.6       138.8        96.3
---------------------------------------------------------------------------
Total assets                              $ 1,884.9  $  2,093.2  $  2,643.2
===========================================================================

                                                   ATI | Annual Report 2003 | 53

         Geographic information for external sales, based on country of origin and assets are as follows:

                                        PERCENT                  Percent                     Percent
(In millions)                 2003      OF TOTAL     2002        Of Total     2001           Of Total
-----------------------------------------------------------------------------------------------------
External Sales:
United States            $   1,495.5       77%    $  1,468.0        77%    $   1,628.5          77%
United Kingdom                  97.2        5%          93.2         5%          117.1           5%
Germany                         82.6        4%          86.9         5%           89.9           4%
France                          54.3        3%          61.8         3%           90.7           4%
Canada                          42.4        2%          40.2         2%           55.1           3%
China                           37.1        2%          21.3         1%           18.4           1%
Japan                           25.0        1%          28.7         2%           32.0           1%
Other                          103.3        6%         107.7         5%           96.3           5%
--------------------------------------------------------------------------------------------------
Total External Sales     $   1,937.4      100%    $  1,907.8       100%    $   2,128.0         100%
==================================================================================================

                                        PERCENT                  Percent                     Percent
(In millions)                 2003      OF TOTAL     2002        Of Total     2001           Of Total
-----------------------------------------------------------------------------------------------------
Total Assets:
United States            $   1,580.1       84%    $  1,800.7        86%    $   2,357.5          89%
United Kingdom                 169.1        9%         170.8         8%          157.3           6%
China                           50.7        3%          49.2         2%           51.6           2%
Germany                         24.5        1%          18.7         1%           24.2           1%
Japan                           10.3        1%           7.3        --%           10.8           1%
France                           9.9       --%           8.2        --%            6.8          --%
Canada                           3.7       --%           4.9        --%            5.1          --%
Other                           36.6        2%          33.4         3%           29.9           1%
--------------------------------------------------------------------------------------------------
Total Assets             $   1,884.9      100%    $  2,093.2       100%    $   2,643.2         100%
==================================================================================================

NOTE 11. RESTRUCTURING AND OTHER CHARGES --

Restructuring Charges

For the years ended December 31, 2003, 2002 and 2001, the Company recorded restructuring charges of $62.4 million, $42.8 million and $74.2 million, respectively, which are separately classified in the statement of operations and which are not included in segment results.

         In 2003, the Company recorded charges of $62.4 million, including $47.5 million for impairment of long-lived assets in the Company's Flat-Rolled Products segment, $11.1 million for workforce reductions across all business segments and the corporate office, and $3.8 million for facility closure charges including present-valued lease termination costs, net of forecasted sublease rental income, at the corporate office. In the 2003 fourth quarter, based on existing and projected operating levels at the Company's remaining operations in Houston, PA and its Washington Flat Roll coil facility located in Washington, PA, it was determined that the net book values of these facilities were in excess of their estimated fair market values based on expected future cash flows. Charges for the Houston facility and the Washington Flat Roll coil facility were recorded to write down the book values of these facilities to their estimated fair market values. These asset impairment charges do not impact current operations at these facilities. The workforce reductions affected approximately 375 employees across all segments and the corporate office. Approximately $5 million of the severance charges will be paid from the Company's pension plan, and at December 31, 2003, approximately $9 million of the workforce reduction and facility closure charges are future cash costs that will be paid over the next ten years. Cash to meet these obligations is expected to be generated from one or more of the following sources: internally generated funds from operations, current cash on hand, or borrowings under existing credit lines.

         In 2002, the Company recorded total charges of $42.8 million related to the indefinite idling of the Massillon, OH stainless steel plate facility, due to continuing poor demand for wide continuous mill plate products, and workforce reductions across all of the Company's operations. The Massillon, OH stainless steel plate facility was indefinitely idled in the 2002 fourth quarter and resulted in a pretax non-cash asset impairment charge of $34.4

54 | Annual Report 2003 | ATI
million, representing the book value of the facility in excess of its estimated fair market value. In addition, during the second half of 2002, and in light of the continuing decline in demand for the Company's products in the markets served, the Company announced workforce reductions of approximately 665 employees. These workforce reductions resulted in a severance charge of $8.4 million, net of a retirement benefits curtailment gain.

         In 2001, the Company recorded total restructuring charges of $74.2 million related to the permanent idling of the Houston, PA stainless steel melt shop, workforce reductions and other asset impairments. Of this aggregate charge, $55.6 million related to the Houston, PA stainless steel melt shop, which was permanently idled in the 2001 fourth quarter, and other asset impairments; $9.8 million related to pension and termination benefits; $5.8 million related to severance and personnel costs; and $3.0 million related to contractual obligations and other exit costs. The workforce reductions affected approximately 520 employees across all business segments and corporate office. Of the $74.2 million restructuring charge recorded in 2001, approximately $5 million resulted in expenditures of cash.

         At December 31, 2003, substantially all cash expenditures related to the 2002 and 2001 restructuring charges had been paid.

Other Charges

In the 2003 fourth quarter, the Company recorded $34.7 million in other charges, including closed company charges of $22.5 million for litigation, $7.6 million for environmental and insurance matters, and $4.6 million for various non-operating asset impairments. Closed company charges were determined based on the status of legal matters including court proceedings, and on updated estimates of the Company's liability for environmental closure costs and for liabilities under retrospectively-rated insurance programs. In the consolidated statement of operations, litigation and environmental charges are classified in selling and administrative expenses and insurance charges are classified in cost of sales.

         In 2002, the Company recorded $6.5 million in charges relating to its approximately 30% equity interest in New Piper Aircraft, Inc. ("New Piper"), including equity in net losses of New Piper and the write-down of the Company's investment to its estimated realizable value. Based on New Piper's fourth quarter 2002 realization of additional losses and adverse trends in its liquidity and financial condition, the Company determined in the 2002 fourth quarter that it was more likely than not that the carrying value of its equity interest in New Piper was not recoverable. These charges are classified in other income (expense) in the consolidated statements of operations.

         In 2001, the Company also recorded a non-cash charge of $5.6 million related to the write-off of the Company's minority investment in the e-Business site, MetalSpectrum, which terminated operations during the second quarter of 2001. This amount is included in other income (expense) in the consolidated statement of operations.

NOTE 12. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS --

The payment obligations under the $150 million 6.95% debentures due 2025 issued by Allegheny Ludlum Corporation (the "Subsidiary") are fully and unconditionally guaranteed by Allegheny Technologies Incorporated (the "Guarantor Parent"). In accordance with positions established by the Securities and Exchange Commission, the following financial information sets forth separately financial information with respect to the Subsidiary, the non-guarantor subsidiaries and the Guarantor Parent. The principal elimination entries eliminate investments in subsidiaries and certain intercompany balances and transactions. Investments in subsidiaries, which are eliminated in consolidation, are included in other assets on the balance sheets.

         In 1996, the underfunded defined benefit pension plans of the Subsidiary were merged with the overfunded defined benefit pension plans of Teledyne, Inc. and Allegheny Technologies became the plan sponsor. As a result, the balance sheets presented for the Subsidiary and the non-guarantor subsidiaries do not include the Allegheny Technologies deferred pension asset, pension liabilities or the related deferred taxes. The pension asset, liabilities and related deferred taxes and pension income or expense are recognized by the Guarantor Parent. Management and royalty fees charged to the Subsidiary and to the non-guarantor subsidiaries by the Guarantor Parent have been excluded solely for purposes of this presentation.

                                                   ATI | Annual Report 2003 | 55

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
BALANCE SHEETS

December 31, 2003

                                                                                    Non-
                                                     Guarantor                    guarantor
(In millions)                                          Parent      Subsidiary    Subsidiaries    Eliminations    Consolidated
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                           $       0.3    $     42.3     $     37.0      $       --     $       79.6
Accounts receivable, net                                    0.1          89.4          159.3              --            248.8
Inventories, net                                             --         147.3          212.4              --            359.7
Income tax refunds                                          7.2            --             --              --              7.2
Prepaid expenses and other current assets                    --          11.5           36.5              --             48.0
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                     7.6         290.5          445.2              --            743.3
Property, plant, and equipment, net                          --         326.3          384.8              --            711.1
Deferred pension asset                                    144.0            --             --              --            144.0
Deferred income taxes                                      34.3            --             --              --             34.3
Cost in excess of net assets acquired                        --         112.1           86.3              --            198.4
Investments in subsidiaries and other assets              994.4         546.0          326.9        (1,813.5)            53.8
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                     $   1,180.3    $  1,274.9     $  1,243.2      $ (1,813.5)    $    1,884.9
=============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                    $       2.5    $     92.4     $     77.4      $       --     $      172.3
Accrued liabilities                                       465.6          70.2          181.2          (522.4)           194.6
Short-term debt and
   current portion of long-term debt                         --           9.6           18.2              --             27.8
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                              468.1         172.2          276.8          (522.4)           394.7
Long-term debt                                            309.4         349.9           45.1          (200.1)           504.3
Accrued postretirement benefits                              --         316.8          190.4              --            507.2
Pension liabilities                                       220.6            --             --              --            220.6
Other long-term liabilities                                 7.5          22.8           53.1              --             83.4
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                    1,005.6         861.7          565.4          (722.5)         1,710.2
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                             174.7         413.2          677.8        (1,091.0)           174.7
-----------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $   1,180.3    $  1,274.9     $  1,243.2      $ (1,813.5)    $    1,884.9
=============================================================================================================================

56 | Annual Report 2003 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
STATEMENTS OF OPERATIONS

For the year ended December 31, 2003

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          Non-
                                                           Guarantor                   guarantor
(In millions)                                                Parent     Subsidiary    Subsidiaries   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------------
SALES                                                       $    --       $962.1      $      975.3     $     --      $1,937.4
Cost of sales                                                  94.5        963.9             815.2           --       1,873.6
Selling and administrative expenses                            87.4         19.2             142.2           --         248.8
Restructuring costs                                             7.6         49.1               5.7           --          62.4
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before interest, other income
   and income taxes and cumulative effect of
   change in accounting principle                            (189.5)       (70.1)             12.2           --        (247.4)
Interest expense (income), net                                 20.2         10.0              (2.5)          --          27.7
Other income (expense) including equity
   in income (loss) of unconsolidated subsidiaries            (71.8)        (7.3)              9.1         64.9          (5.1)
-----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAX PROVISION
   (BENEFIT) AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                                      (281.5)       (87.4)             23.8         64.9        (280.2)
-----------------------------------------------------------------------------------------------------------------------------
Income tax provision (benefit)                                 31.8        (29.1)            140.7       (110.3)         33.1
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of
   change in accounting principle                            (313.3)       (58.3)           (116.9)       175.2        (313.3)
Cumulative effect of change in accounting
   principle, net of tax                                       (1.3)          --                --           --          (1.3)
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                           $(314.6)      $(58.3)     $     (116.9)    $  175.2      $ (314.6)
=============================================================================================================================

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
CONDENSED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2003

---------------------------------------------------------------------------------------------------------------------------------
                                                                                            Non-
                                                            Guarantor                    guarantor
(In millions)                                                 Parent       Subsidiary   Subsidiaries   Eliminations  Consolidated
=================================================================================================================================
CASH FLOWS PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                                        $  (57.5)    $ 136.7      $    24.5        $(21.7)      $    82.0
CASH FLOWS PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                              --       (28.2)         (46.3)          4.2           (70.3)
CASH FLOWS PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                            57.6      (109.2)          42.6          17.5             8.5
--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                        $    0.1     $  (0.7)      $   20.8        $   --       $    20.2
================================================================================================================================

                                                   ATI | Annual Report 2003 | 57

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
BALANCE SHEETS

December 31, 2002

----------------------------------------------------------------------------------------------------------------------------------
                                                                                          Non-
                                                          Guarantor                     guarantor
(In millions)                                              Parent       Subsidiary     Subsidiaries    Eliminations   Consolidated
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                 $     0.2      $    43.0      $    16.2      $        --     $    59.4
Accounts receivable, net                                         --           82.3          157.0               --         239.3
Inventories, net                                                 --          164.9          227.4               --         392.3
Income tax refunds                                             51.9             --             --               --          51.9
Deferred income taxes                                          20.8             --             --               --          20.8
Prepaid expenses and other current assets                       0.3            8.8           22.9               --          32.0
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                        73.2          299.0          423.5               --         795.7
Property, plant, and equipment, net                              --          383.2          374.4               --         757.6
Deferred pension asset                                        165.1             --             --               --         165.1
Deferred income taxes                                          85.4             --             --               --          85.4
Cost in excess of net assets acquired                            --          112.1           82.3               --         194.4
Investments in subsidiaries and other assets                1,169.8          625.5          347.1         (2,047.4)         95.0
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                           $ 1,493.5      $ 1,419.8      $ 1,227.3      $  (2,047.4)    $ 2,093.2
----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                                          $     1.9      $    96.3      $    73.1      $        --     $   171.3
Accrued liabilities                                           510.8           52.1           97.9           (499.8)        161.0
Short-term debt and
   current portion of long-term debt                             --            0.6            9.1               --           9.7
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                  512.7          149.0          180.1           (499.8)        342.0
Long-term debt                                                312.4          441.3           37.2           (281.5)        509.4
Accrued postretirement benefits                                  --          308.1          188.3               --         496.4
Pension liabilities                                           216.0             --             --               --         216.0
Other long-term liabilities                                     3.6           23.1           53.9               --          80.6
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES                                        1,044.7          921.5          459.5           (781.3)      1,644.4
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                 448.8          498.3          767.8         (1,266.1)        448.8
----------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 1,493.5      $ 1,419.8      $ 1,227.3      $  (2,047.4)    $ 2,093.2
==================================================================================================================================

58 | Annual Report 2003 | ATI

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
STATEMENTS OF OPERATIONS

For the year ended December 31, 2002

                                                                                        Non-
                                                         Guarantor                   Guarantor
(In millions)                                             Parent      Subsidiary   Subsidiaries  Eliminations  Consolidated
---------------------------------------------------     ----------    ----------   ------------  ------------  ------------
SALES                                                   $       --    $    984.3    $    923.5    $       --    $  1,907.8
Cost of sales                                                 17.6         959.3         767.6            --       1,744.5
Selling and administrative expenses                           40.8          27.5         120.0            --         188.3
Restructuring costs                                             --          38.5           4.3            --          42.8
                                                        ----------    ----------    ----------    ----------    ----------
Income (loss) before interest, other income
   and income taxes                                          (58.4)        (41.0)         31.6            --         (67.8)
Interest expense, net                                         22.0          10.2           2.1            --          34.3
Other income (expense) including equity
   in income (loss) of unconsolidated subsidiaries           (22.1)          0.1           9.1          11.2          (1.7)
                                                        ----------    ----------    ----------    ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)                 (102.5)        (51.1)         38.6          11.2        (103.8)
Income tax provision (benefit)                               (36.7)        (16.6)         11.2           4.1         (38.0)
                                                        ----------    ----------    ----------    ----------    ----------
NET INCOME (LOSS)                                       $    (65.8)   $    (34.5)   $     27.4    $      7.1    $    (65.8)
                                                        ==========    ==========    ==========    ==========    ==========

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
CONDENSED STATEMENTS OF CASH FLOWS

For the year December 31, 2002

                                                                          Non-
                                           Guarantor                   Guarantor
(In millions)                                Parent      Subsidiary   Subsidiaries  Eliminations  Consolidated
--------------------------------           ----------    ----------   ------------  ------------  ------------
CASH FLOWS PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                    $     13.2    $     81.3    $    (72.0)   $    181.7    $    204.2
CASH FLOWS PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                            --         (11.5)        (40.7)         12.4         (39.8)
CASH FLOWS PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                         (13.4)        (41.1)        109.9        (194.1)       (138.7)
                                           ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                    $     (0.2)     $   28.7    $     (2.8)   $       --    $     25.7
                                           ==========    ==========    ==========    ==========    ==========

                                                   ATI | Annual Report 2003 | 59

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
STATEMENTS OF OPERATIONS

For the year ended December 31, 2001

                                                                                 Non-
                                                  Guarantor                   guarantor
(In millions)                                       Parent      Subsidiary   Subsidiaries  Eliminations  Consolidated
-----------------------------------------------   ----------    ----------   ------------  ------------  ------------
SALES                                             $       --    $  1,062.9    $  1,065.1    $       --    $  2,128.0
Costs and expenses:
Cost of sales                                          (55.4)      1,058.4         859.3            --       1,862.3
Selling and administrative expenses                     (3.4)         42.1         160.1            --         198.8
Restructuring costs                                      9.8          61.5           2.9            --          74.2
                                                  ----------    ----------    ----------    ----------    ----------
Income (loss) before interest, other income
   and income taxes                                     49.0         (99.1)         42.8            --          (7.3)
Interest expense, net                                   16.9          10.9           1.5            --          29.3
Other income (expense) including equity in
   income (loss) of unconsolidated subsidiaries        (71.2)          8.9           7.6          54.9           0.2
                                                  ----------    ----------    ----------    ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES                      (39.1)       (101.1)         48.9          54.9         (36.4)
Income tax provision (benefit)                         (13.9)        (43.9)         29.8          16.8         (11.2)
                                                  ----------    ----------    ----------    ----------    ----------
NET INCOME (LOSS)                                 $    (25.2)   $    (57.2)   $     19.1    $     38.1    $    (25.2)
                                                  ----------    ----------    ----------    ----------    ----------

ALLEGHENY TECHNOLOGIES INCORPORATED
FINANCIAL INFORMATION FOR SUBSIDIARY AND GUARANTOR PARENT
CONDENSED STATEMENTS OF CASH FLOWS

For the year December 31, 2001

                                                                                 Non-
                                                  Guarantor                   Guarantor
(In millions)                                       Parent      Subsidiary   Subsidiaries  Eliminations  Consolidated
--------------------------------                  ----------    ----------   ------------  ------------  ------------
CASH FLOWS PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                           $     45.1    $    131.5    $     42.7    $    (96.5)   $    122.8
CASH FLOWS PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                   --         (17.3)        (71.4)          3.7         (85.0)
CASH FLOWS PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                (44.8)       (100.4)         22.1          92.8         (30.3)
                                                  ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                           $      0.3    $     13.8    $     (6.6)   $       --    $      7.5
                                                  ==========    ==========    ==========    ==========    ==========

60 | Annual Report 2003 | ATI

NOTE 13. PER SHARE INFORMATION --

The following table sets forth the computation of basic and diluted net loss per common share:

(In millions except per share amounts)

Years ended December 31,                                                    2003          2002          2001
------------------------------------------------------------------       ----------    ----------    ----------
Numerator:
   Basic and diluted net loss per common share before cumulative
     effect of change in accounting principle                            $   (313.3)   $    (65.8)   $    (25.2)
   Cumulative effect of change in accounting principle, net of tax             (1.3)           --            --
                                                                         ----------    ----------    ----------
   Numerator for and diluted loss per common share                       $   (314.6)   $    (65.8)   $    (25.2)
                                                                         ----------    ----------    ----------
Denominator:
   Weighted average shares                                                     80.8          80.6          80.2
   Contingent issuable stock                                                     --            --           0.1
                                                                         ----------    ----------    ----------
   Denominator for basic and diluted loss per common share                     80.8          80.6          80.3
                                                                         ----------    ----------    ----------
Basic and diluted net loss per common share before cumulative
   effect of change in accounting principle                              $    (3.87)   $    (0.82)   $    (0.31)
Cumulative effect of change in accounting principle                           (0.02)           --            --
                                                                         ----------    ----------    ----------
Basic and diluted net loss per common share                              $    (3.89)   $    (0.82)   $    (0.31)
                                                                         ==========    ==========    ==========

         Weighted average shares issuable upon the exercise of stock options which were antidilutive, and thus not included in the calculation, were 7.5 million in 2003, 5.9 million in 2002 and 4.5 million in 2001.

NOTE 14. COMMITMENTS AND CONTINGENCIES --

Rental expense under operating leases was $17.5 million in 2003, $15.9 million in 2002 and $22.2 million in 2001. Future minimum rental commitments under operating leases with non-cancelable terms of more than one year at December 31, 2003, were as follows: $11.9 million in 2004, $11.1 million in 2005, $9.5 million in 2006, $4.8 million in 2007, $3.7 million in 2008 and $6.1 million thereafter.

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

         In accordance with the Company's accounting policy disclosed in Note 1, environmental liabilities are recorded when the Company's liability is probable and the costs are reasonably estimable. In many cases, however, investigations are not at a stage where the Company has been able to determine whether it is liable or, if liability is probable, to reasonably estimate the loss or range of loss, or certain components thereof. Estimates of the Company's liability remain subject to additional uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluations and estimates of appropriate cleanup technology, methodology and cost, the extent of corrective actions that may be required, and the number, participation, and financial condition of other PRPs, as well as the extent of their responsibility for the remediation. Accordingly, the Company periodically reviews accruals as investigation and remediation of these sites proceed. As the Company receives new information, the Company expects that it will adjust its accruals to reflect the new information. Future adjustments could have a material adverse effect on the Company's results of operations in a given period, but the Company cannot reliably predict the amounts of such future adjustments.

                                                   ATI | Annual Report 2003 | 61

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

         At December 31, 2003, the Company's reserves for environmental remediation obligations totaled approximately $40.9 million, of which approximately $20.1 million were included in other current liabilities. The reserve includes estimated probable future costs of $13.7 million for federal Superfund and comparable state-managed sites; $8.8 million for formerly owned or operated sites for which the Company has remediation or indemnification obligations; $6.5 million for owned or controlled sites at which Company operations have been discontinued; and $11.9 million for sites utilized by the Company in its ongoing operations. The Company continues to evaluate whether it may be able to recover a portion of future costs for environmental liabilities from third parties other than participating potentially responsible parties.

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

         In June 1995, the U.S. Government commenced an action against Allegheny Ludlum in the United States District Court for the Western District of Pennsylvania alleging multiple violations of the Federal Clean Water Act. The trial of this matter concluded in February 2001. In February 2002, the Court issued a decision imposing a penalty of $8.2 million for incidents at five facilities that occurred over a period of approximately six years which Allegheny Ludlum had reported to the appropriate environmental agencies. The Company asked the Court to reconsider its decision, which the Court denied in October 2002. The Company has appealed the Court decision. At December 31, 2003, the Company had adequate reserves, including accrued interest, for this matter.

         In March 1995, Kaiser Aerospace & Electronics Corporation ("Kaiser") filed a civil complaint against Teledyne Industries, Inc. (now TDY Industries, Inc. ("TDY"), a wholly-owned subsidiary of the Company, and Dimeling Schreiber & Park ("DS&P"), DS&P's general partners, and New Piper Aircraft, Inc. in the state court for Miami-Dade County, Florida. The complaint alleged that TDY breached a Cooperation and Shareholder's Agreement with Kaiser under which the parties agreed to cooperate in the filing and promotion of a proposed plan for acquiring out of bankruptcy the assets of Piper Aircraft, a manufacturer of general aviation aircraft. TDY and Kaiser are engaged in discovery and have agreed to participate in a mediation. Kaiser requested that the court impose a constructive trust on TDY's equity interest in privately held New Piper Aircraft, Inc., which represented approximately 30% of the equity of New Piper Aircraft, Inc., which interest was terminated in 2003 in a merger transaction involving New Piper. In the alternative, Kaiser also seeks unspecified damages in an amount "to be determined at trial." The trial for this matter is not set. While the outcome of the litigation cannot be predicted, and the Company believes that the claims are not meritorious, an adverse resolution of this matter could have a material adverse effect on the Company's results of operations and financial condition.

         TDY Industries, Inc. and the San Diego Unified Port District ("Port District") are involved in litigation in State Court in San Diego, California concerning a lease of property located in San Diego, California ("San Diego facility"). TDY operated its Teledyne Ryan Aeronautical division ("Ryan") at the San Diego facility until May 1999, when substantially all the assets and business of Ryan were sold to Northrop Grumman Corporation ("Northrop").

62 | Annual Report 2003 | ATI

Northrop subleased a portion of the property with the approval of the Port District until early 2001. TDY also entered into three separate sublease arrangements for portions of the property subject to the approval of the Port District, which the Port District refused. After its administrative appeal to the Port District was denied, TDY commenced a lawsuit against the Port District. TDY alleged breach of contract, inverse condemnation, tortious interference with a prospective economic advantage and other causes of action relating to the Port District's failure to consent to subleases of the space. The Port District filed a cross-complaint against TDY in March 2003. The Complaint alleged breach of contract for failure to pay rent and breach relating to removal of structures from the property.

         Trial on the state court matter commenced on February 25, 2004 and concluded on March 10, 2004. The jury rendered a verdict in favor of the Port on its claim and awarded damages to the Port District. As a result, ATI's results for 2003 reflect a charge of $22.5 million, which includes the jury award and related costs. The company plans to appeal the verdict. This charge is included in accrued liabilities on the consolidated balance sheet at December 31, 2003.

         In June 2003, the Port District also commenced a separate action in United States District Court in San Diego against the Company ("Federal Court Complaint") alleging federal, state and common law claims related to alleged environmental contamination on the property. The Federal Court Complaint seeks an unspecified amount of damages and a declaratory judgment as to TDY's liability for contamination on the property. Oral argument on the Company's Motion to Dismiss portions of the Federal Court Complaint is scheduled for March 15, 2004. The Company has denied the remaining allegations in the Federal Court Complaint.

         In another matter related to the San Diego facility, the Port District requested that the California Department of Toxic Substances Control ("DTSC") evaluate whether the property is regulated as a hazardous waste transportation, storage, or disposal facility under the Resource Conservation and Recovery Act ("RCRA") and similar state laws. In response to the Port District's request, on October 30, 2003 DTSC informed the Company that the closure of the four solid waste management units ("unit") at the San Diego facility is subject to DTSC oversight and that since facility-wide corrective action is proceeding under the oversight of the San Diego Regional Water Quality Control Board ("Regional Board"), DTSC's involvement would be limited, to the extent applicable, to unit closure and post-closure. The Company is evaluating data from the Site to respond to DTSC's positions.

         The Company conducted an environmental assessment of portions of the San Diego facility at the request of the Regional Board. A report of the assessment was submitted to the Regional Board and at this stage of the assessment, the Company cannot predict if any remediation will be necessary. The Company remediated in 1998 and continues to monitor a lagoon near the San Diego facility. Also, prior to vacating the San Diego facility, the Company was seeking approval from the San Diego Department of Public Health for the 1996 closure of four underground storage tanks at the San Diego facility. The Port District has removed underground storage tanks from the facility, and the Company is no longer awaiting approval of the closure. The Company is evaluating potential claims it has against neighboring property owners and other PRPs related to the environmental condition of the San Diego facility. The Port District has informed the Company that it has commenced a site-wide environmental investigation of the Property.

         While the outcome of these environmental matters cannot be predicted with certainty, and the Company believes that the claims against it are not meritorious, an adverse resolution of the matters relating to the San Diego facility could have a material adverse affect on the Company's results of operations and financial condition.

         TDY and another wholly-owned subsidiary of the Company, among others, have been identified by the U.S. Environmental Protection Agency (EPA) as PRPs at the Li Tungsten Superfund Site in Glen Cove, New York. The Company believes that most of the contamination at the Site resulted from work done while the U.S. Government either owned or controlled operations at the Site, or from processes done for various agencies of the United States, and that the United States is liable for a substantial portion of the remediation costs at the Site. In November 2000, TDY filed a cost recovery and contribution action against the U.S. Government. No trial date has been scheduled. In March 2003, the Court ordered the parties, including the U.S. Government, to fund a portion of the remediation costs at the Site. TDY and EPA continue discussions to settle this matter. The U.S. Government and two other PRPs have reached a proposed settlement with EPA in 2003 ("the Settlement"), the terms of which may preclude TDY's complaint from proceeding against the U.S. Government. The Settlement is subject to public comment and approval by the Court. The Company submitted comments on the Settlement on the grounds that it is not supported by the facts, and is unfair and unreasonable. The Company expects to oppose entry of the Settlement by the Court. The Company is also seeking contribution from other PRPs at the Site. Based on information presently available, the Company believes its reserves on this matter are adequate. An adverse resolution of this matter could have a material adverse effect on the Company's results of operations and financial condition.

                                                   ATI | Annual Report 2003 | 63

         Since 1990, TDY has been operating under a Corrective Action Order from the EPA for a facility that TDY owns and formerly operated in Hartville, Ohio. TDY operates an interim remediation system at the facility and is preparing a plan for EPA approval to carry out additional remediation activities. At December 31, 2003, the Company had adequate reserves for the continued operation of the interim system and for additional remediation costs it expects to incur for the additional remediation activities.

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

NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) --


                                                                                    Quarter Ended
                                                            -------------------------------------------------------------
    (In millions except share and per share amounts)           March 31         June 30      September 30     December 31
--------------------------------------------------------    -------------    ------------    ------------    ------------
2003 -
Sales                                                       $       480.5    $      489.9    $      482.6    $      484.4
Gross profit                                                         14.6            20.8            18.2            10.2
Net loss before cumulative effect of change
   in accounting principle                                          (25.8)          (26.0)          (28.8)         (232.7)
Net loss                                                            (27.1)          (26.0)          (28.8)         (232.7)
                                                            -------------    ------------    ------------    ------------
Basic and diluted net loss per common share before
   cumulative effect of change in accounting principle      $       (0.32)   $      (0.32)   $      (0.36)   $      (2.89)
                                                            -------------    ------------    ------------    ------------
Basic and diluted net loss per common share                 $       (0.34)   $      (0.32)   $      (0.36)   $      (2.89)
                                                            -------------    ------------    ------------    ------------
Average shares outstanding                                     80,708,060      80,961,069      81,077,966      80,642,124
                                                            =============    ============    ============    ============
2002 -
Sales                                                       $       493.1    $      491.2    $      469.3    $      454.2
Gross profit                                                         40.4            47.1            49.6            26.2
Net loss                                                            (11.1)           (7.5)           (7.5)          (39.7)
                                                            -------------    ------------    ------------    ------------
Basic and diluted net loss per common share                 $       (0.14)   $      (0.09)   $      (0.09)   $      (0.49)
                                                            -------------    ------------    ------------    ------------
Average shares outstanding                                     80,445,647      80,575,657      80,623,077      80,634,920
                                                            =============    ============    ============    ============

         The 2003 fourth quarter includes the effect of a $138.5 million non-cash special charge to establish a valuation allowance for a majority of the Company's net deferred tax assets, as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

         The 2003 fourth quarter also includes charges of $47.5 million for impairment of long-lived assets in the Company's Flat-Rolled Products segment; $9.9 million for workforce reductions across all business segments and the corporate office; $3.8 million for facility closure charges including present-valued lease termination costs at the corporate office; and $34.7 million for closed company charges and other charges, including $22.5 million for litigation expense.

         The 2003 third quarter includes a charge of $8.6 million, including $7.4 million for management transition and $1.2 million for workforce reductions. Also included is a $4.0 million in interest income related to a Federal income tax settlement associated with prior years.

         The 2002 fourth quarter includes a charge of $34.4 million, primarily non-cash, related to asset impairments and cost reduction actions, including the indefinite idling of the Massillon, Ohio stainless steel plate facility, charges for settlement of a labor issue, write-off of the Company's investment in New Piper Aircraft, Inc., and other workforce reductions.

         The 2002 third quarter includes a charge of $7.2 million, including $5.5 million for workforce reductions and $1.7 million related to the Company's approximately 30% equity in net losses of New Piper Aircraft, Inc.

64 | Annual Report 2003 | ATI

NOTE 16. SUBSEQUENT EVENT -- J&L SPECIALTY STEEL TRANSACTION

On February 17, 2004, the Company announced that an Asset Purchase Agreement was signed with Arcelor and J&L Specialty Steel, LLC under which a wholly owned ATI subsidiary will acquire substantially all of the assets of J&L Specialty Steel. The transaction, which is targeted for closing on May 3, 2004, is conditioned upon completion of due diligence, the successful negotiation of new collective bargaining agreements with the USWA at both Allegheny Ludlum and J&L Specialty Steel, approval by ATI's secured lenders, and customary regulatory approvals. J&L Specialty Steel is a leading manufacturer of flat-rolled stainless steel products, and is a wholly owned subsidiary of Arcelor.

                                                   ATI | Annual Report 2003 | 65

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

         The Company maintains a staff of professional internal auditors, who assist in audit coverage with the independent auditors and conduct operational and special audits. The independent auditors express their opinion on the Company's financial statements based on procedures, including an evaluation of internal controls, which they consider to be sufficient to form their opinion.

         The Audit Committee of the Board of Directors is composed of five independent non-employee members. Among its principal duties, the Committee is responsible for recommending the independent auditors to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.

/s/ L. Patrick Hassey           /s/ Richard J. Harshman    /s/ Dale G. Reid

L. Patrick Hassey               Richard J. Harshman        Dale G. Reid
President                       Executive Vice President,  Vice President - Controller,
and Chief Executive Officer     Finance and                Chief Accounting Officer and
                                Chief Financial Officer    Treasurer

66 | Annual Report 2003 | ATI

COMMON STOCK PRICES

The Company's common stock is traded on the New York Stock Exchange (symbol
ATI). At December 31, 2003, there were approximately 7,555 record holders of Allegheny Technologies Incorporated common stock. The Company paid a quarterly cash dividend of $0.06 per share on its common stock for the four quarters of 2003 and the 2002 fourth quarter. The Company paid a quarterly cash dividend of $0.20 per share for the first three quarters of 2002. The Company's stock price ranges were as follows:

                         Quarter Ended
       --------------------------------------------------
2003    March 31      June 30   September 30  December 31
----   ----------   ----------  ------------  -----------
High   $     6.72   $     7.28   $     8.14   $    13.90
Low    $     2.45   $     3.00   $     6.30   $     6.80

2002    March 31      June 30   September 30  December 31
----   ----------   ----------  ------------  -----------
High   $    16.95   $    18.11   $    15.35   $     7.52
Low    $    14.72   $    15.54   $     6.20   $     5.30

SELECTED FINANCIAL DATA

For the Years Ended December 31,                         2003            2002            2001           2000           1999
--------------------------------------------         ------------    ------------    ------------   ------------   ------------
Volume:
   Flat-Rolled Products (finished tons)                   478,353         487,335         498,066        608,601        592,619
     Commodity (finished tons)                            342,689         350,301         367,894        460,940        475,557
     High value (finished tons)                           135,664         137,034         130,172        147,661        117,062
   High Performance Metals -- nickel-based
     and specialty steel alloys (000's lbs.)               35,168          35,832          51,899         46,612         43,905
   High Performance Metals -- titanium
     mill products (000's lbs.)                            18,436          19,044          23,070         24,798         22,792
   High Performance Metals -- exotic
     alloys (000's lbs.)                                    4,245           3,712           3,457          3,691          3,756
                                                     ------------    ------------    ------------   ------------   ------------
Average Prices:
   Flat-Rolled Products (per finished ton)           $      2,178    $      2,134    $      2,162   $      2,354   $      2,081
     Commodity (per finished ton)                           1,581           1,529           1,527          1,819          1,562
     High value (per finished ton)                          3,687           3,677           3,956          4,025          4,189
   High Performance Metals -- nickel-based
     and specialty steel alloys (per lb.)                    6.57            6.39            6.31           5.86           5.98
   High Performance Metals -- titanium
     mill products (per lb.)                                11.50           11.83           11.70          10.87          11.70
   High Performance Metals -- exotic
     alloys (per lb.)                                       37.64           36.29           33.52          35.56          34.77

(In millions except per share amounts)

For the Years Ended December 31,                         2003            2002            2001           2000           1999
--------------------------------                     ------------    ------------    ------------   ------------   ------------
Sales:
   Flat-Rolled Products                              $    1,043.5    $    1,040.3    $    1,080.4   $    1,436.8   $    1,288.8
   High Performance Metals                                  641.7           630.0           771.8          735.4          722.7
   Engineered Products                                      252.2           237.5           275.8          288.2          284.6
                                                     ------------    ------------    ------------   ------------   ------------
Total sales                                          $    1,937.4    $    1,907.8    $    2,128.0   $    2,460.4   $    2,296.1
                                                     ============    ============    ============   ============   ============
Operating profit (loss):
   Flat-Rolled Products                              $      (14.1)   $       (8.6)   $      (40.0)  $      117.9      $    80.4
   High Performance Metals                                   26.2            31.2            82.0           66.5           87.0
   Engineered Products                                        7.8             4.7            12.3           23.4           17.0
                                                     ------------    ------------    ------------   ------------   ------------
Total operating profit                               $       19.9    $       27.3    $       54.3   $      207.8   $      184.4
                                                     ============    ============    ============   ============   ============

                                                   ATI | Annual Report 2003 | 67

For the Years Ended December 31,                     2003          2002          2001          2000          1999
--------------------------------------------      ----------    ----------    ----------    ----------    ----------
Income (loss) from continuing operations
   Before income tax provision (benefit),
   extraordinary items and cumulative effect
   of change in accounting principle              $   (280.2)   $   (103.8)   $    (36.4)   $    208.8    $    174.2
                                                  ==========    ==========    ==========    ==========    ==========
Income (loss) from continuing operations
   before extraordinary items and cumulative
   effect of change in accounting principle       $   (313.3)   $    (65.8)   $    (25.2)   $    132.5    $    111.0
Income from discontinued operations                       --            --            --            --          59.6
Extraordinary gains on sales of operations                --            --            --            --         129.6
Cumulative effect of change in accounting
   principle                                            (1.3)           --            --            --            --
                                                  ----------    ----------    ----------    ----------    ----------
Net income (loss)                                 $   (314.6)   $    (65.8)   $    (25.2)   $    132.5    $    300.2
                                                  ==========    ==========    ==========    ==========    ==========
Basic net income (loss) per common share:
Income (loss) from continuing operations
   before extraordinary items and cumulative
   effect of change in accounting principle       $    (3.87)   $    (0.82)   $    (0.31)   $     1.60    $     1.17
Income from discontinued operations                       --            --            --            --          0.62
Extraordinary gains on sales of operations                --            --            --            --          1.36
Cumulative effect of change in accounting
   principle                                           (0.02)           --            --            --            --
                                                  ----------    ----------    ----------    ----------    ----------
Basic net income (loss) per common share          $    (3.89)   $    (0.82)   $    (0.31)   $     1.60    $     3.15
                                                  ==========    ==========    ==========    ==========    ==========
Diluted net income (loss) per common share:
Income (loss) from continuing operations
   before extraordinary items                     $    (3.87)   $    (0.82)   $    (0.31)   $     1.60    $     1.16
Income from discontinued operations                       --            --            --            --          0.62
Extraordinary gains on sales of operations                --            --            --            --          1.35
Cumulative effect of change in accounting
   principle                                           (0.02)           --            --            --            --
                                                  ----------    ----------    ----------    ----------    ----------
Diluted net income (loss) per common share        $    (3.89)   $    (0.82)   $    (0.31)   $     1.60    $     3.13
                                                  ==========    ==========    ==========    ==========    ==========

As of and for the Years Ended December 31,           2003         2002         2001         2000         1999
------------------------------------------        ----------   ----------   ----------   ----------   ----------
Dividends declared per common share               $     0.24   $     0.66   $     0.80   $     0.80   $     1.28
                                                  ----------   ----------   ----------   ----------   ----------
Working capital                                        348.6        453.7        574.0        590.6        475.3
                                                  ----------   ----------   ----------   ----------   ----------
Total assets                                         1,884.9      2,093.2      2,643.2      2,776.2      2,750.6
                                                  ==========   ==========   ==========   ==========   ==========
Long-term debt                                         504.3        509.4        573.0        490.6        200.3
                                                  ==========   ==========   ==========   ==========   ==========
Total debt                                             532.1        519.1        582.2        543.8        353.0
                                                  ==========   ==========   ==========   ==========   ==========
Cash and cash equivalents                               79.6         59.4         33.7         26.2         50.7
                                                  ==========   ==========   ==========   ==========   ==========
Stockholders' equity                                   174.7        448.8        944.7      1,039.2      1,200.2
                                                  ==========   ==========   ==========   ==========   ==========

         Net income (loss) was adversely affected by restructuring and litigation charges of $84.9 million and a $138.5 million charge to record a valuation allowance for the majority of the Company's net deferred tax assets in 2003, and restructuring charges of $42.8 million in 2002 and $74.2 million in 2001.

         Stockholders' equity for 2003 includes the effect of recognizing the $138.5 million valuation allowance on net deferred tax assets and a $47 million adjustment to the minimum pension liability, net of related tax effects. Stockholders' equity for 2002 includes the effect of recognizing a minimum pension liability of $406 million, net of related tax effects.

         In 1999, the Company completed a strategic transformation in which it spun-off Teledyne Technologies Incorporated and Water Pik, Inc. and sold certain businesses. The results of the companies spun-off and companies sold are reflected as discontinued operations for all periods presented. The Company recognized extraordinary gains of $130 million, net of $80 million in taxes, in connection with the sales of businesses in 1999.

         At a stockholders' meeting held in November 1999, the Company's stockholders approved a one-for-two reverse stock split of the Company's stock. The reverse stock split was effective immediately following the spin-offs of Teledyne and Water Pik on November 29, 1999. All references to number of shares and per share amounts have been restated to reflect the reverse stock split.

68 | Annual Report 2003 | ATI